As filed with the Securities and Exchange Commission on October 17, 2023
REGISTRATION NO. 333-
REGISTRATION NO.
811-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
N-4
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒
Post-Effective Amendment No.	☐
AND/OR
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No.	☐
(Check appropriate box or boxes)

SEPARATE ACCOUNT NO. 49B
(Exact Name of Registrant)

EQUITABLE FINANCIAL LIFE AND ANNUITY COMPANY
(Name of Depositor)
8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number, including Area Code:
(212) 554-1234

ALFRED AYENSU-GHARTEY
VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
Equitable Financial Life and Annuity Company
8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.
Registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to Section 8(a), may determine.
It is proposed that this filing will become effective (check appropriate box):
☐	Immediately upon filing pursuant to paragraph (b) of Rule 485
☐	On (date) pursuant to paragraph (b) of Rule 485.
☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485.
☐	On (date) pursuant to paragraph (a)(1) of Rule 485.
If appropriate, check the following box:
☐	This post-effective amendment designates a new effective date for previously filed post-effective amendment.
Title of Securities Being Registered:
Units of interest in Separate Account under variable annuity contracts.

The Accumulator
®
Series 13A

A combination variable and fixed individual and group flexible deferred annuity contract

Prospectus dated October 17, 2023

Equitable Financial Life and Annuity Company
Separate Account No. 49B

Equitable Financial Life Insurance Company
Separate Account No. 70

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

What is the Accumulator
®
Series 13A?

The Accumulator
®
Series 13A (the “Accumulator
®
Series”) are variable and fixed individual and group flexible premium deferred annuity contracts issued by
Equitable Financial Life and Annuity Company
or
Equitable Financial Life Insurance Company
(the “Company”, “we”, “our” and “us”).
The series consists of Series B, Series CP
®
and Series L. The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our investment options: (i) variable investment options listed in Appendix “Portfolio Companies Available Under the Contract”, (ii) the guaranteed interest option, or (iii) the account for dollar cost averaging.

This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The description of the contract’s material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

Types of contracts.
We offer the contracts for use as:

•	A nonqualified annuity (“NQ”) for after-tax contributions only.

•	An individual retirement annuity (“IRA”), either traditional IRA or Roth IRA.

•	Traditional and Roth Inherited IRA beneficiary continuation contract (“Inherited IRA”) (direct transfer and specified direct rollover contributions only).

•	An annuity that is an investment vehicle for a qualified plan (“QP”) (whether defined contribution or defined benefit; transfer contributions only).

Not all types of contracts are available with each version of the Accumulator
®
Series contracts. See Appendix “Rules regarding contributions to your contract” for more information.

The contract is no longer available for new purchasers.
  These versions of the Accumulator
®
Series contracts are no longer available for new purchasers. These contracts are no longer being sold. This Prospectus is designed for current contract owners. Also, in addition to the possible state variations noted above, you should note that your contract features and charges may vary depending on the date on which you purchased your contract. For more information about the particular features, charges and options applicable to you, please contact your financial professional or refer to your contract for contract variation information and timing. You may not change your contract or its features as issued.

If you purchase a Series CP
®
contract, we will add a credit to your contributions. Fees and charges for a Series CP
®
contract are higher than for a Series B contract and the amount of the credit may be more than offset by these higher fees and charges. Credits may be recaptured upon free look, annuitization and death.

We reserve the right to stop accepting any contribution from you at any time. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract, you may no longer be able to fund your Guaranteed benefit(s). This means that you may no longer be able to increase your account value and the benefit bases associated with your Guaranteed benefits through contributions.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal. Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

#507334/13A

Contents of this Prospectus

When we address the reader of this Prospectus with words such as “you” and “your,” we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.
When we use the word “contract” it also includes certificates that are issued under group contracts in some states.

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3

Definitions of key terms

Annual
Roll-up
amount
— The “Annual
Roll-up
amount” is the amount credited to your
Roll-up
benefit base on each contract date anniversary if there has ever been a withdrawal from your contract.

Annual Roll-up rate
— The “Annual Roll-up rate” is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your Roll-up benefit base once you take a withdrawal from your contract. Beginning with the contract year in which the first withdrawal is taken out of the contract until the contract date anniversary following age 85, the Annual Roll-up rate is:

•	5%, if withdrawals begin after the contract date anniversary when the owner is age 64.

•	4%, if withdrawals begin on or prior to the contract date anniversary when the owner is age 64.

Annual withdrawal amount
— The “Annual withdrawal amount” is the amount you can withdraw without reducing your
Roll-up
benefit base. It is equal to the Annual
Roll-up
rate, multiplied by the
Roll-up
benefit base as of the most recent contract date anniversary.

Annuitant
— The “annuitant” is the person who is the measuring life for determining the contract’s maturity date. The annuitant is not necessarily the contract’s owner. Where the owner of the contract is a non-natural
person, such as a company or trust, the annuitant is the measuring life for determining benefits under the contract.

Applicable percentage
— The “Applicable percentage” is the rate used to calculate your Guaranteed annual withdrawal amount if your GMIB is converted to the GWBL on the contract date anniversary following age 85.

Asset transfer program
— The asset transfer program (“ATP”) is a feature of the GMIB, the “Greater of“ GMDB and the GWBL. The ATP uses predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy (the “ATP Portfolio”) and the variable investment options.

ATP exit option
— Beginning in your second contract year if you elected a GMIB, the “ATP exit option” allows you to transfer 100% of your account value from the ATP Portfolio to your variable investment options.

ATP transfer
— A transfer between the ATP Portfolio and the variable investment options.

Business Day
— Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.
Cash Value
— At any time before annuity payments begin, your contract’s “cash value” is equal to the account value less: (i) the total amount or a pro rata portion of the annual administrative charge and any optional benefit charges; and (ii) any applicable withdrawal charges.

Company
— Refers to Equitable Financial Life and Annuity Company (“Equitable Colorado”) or Equitable Financial Life Insurance Company (“Equitable Financial”). The terms “we”, “us”, and “our” are also used to identify the issuing Company. Equitable Colorado does not do business or issue contracts in the state of New York. Generally, Equitable Colorado will issue contracts in all states except New York and Equitable Financial will issue contracts in New York. However, if any selling agent is an Equitable Advisors financial professional who has a business address in the state of New York, the issuing Company will be Equitable Financial, even if the contract is issued in a state other than New York.

Contract Date
— The “contract date” is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

Contract date anniversary
— The end of each
12-month
period is your “contract date anniversary.” For example, if your contract date is May 1st, your contract date anniversary is April 30th.

Contract monthiversary
— The “contract monthiversary” means the same date of the month as the contract date.

Contract Year
— The “contract year” is the
12-month
period beginning on your contract date and each
12-month
period after that date.

Conversion effective date
— The “Conversion effective date” is the date the contract converts from GMIB to GWBL and occurs on the contract date anniversary following the contract owner’s age 85.

Credit
— An amount credited to your account value at the same time we allocate your contribution. The amount of the credit is 3% of each contribution based on total first year contributions. The credit applies only to Series CP
®
contracts.

Customized payment plan
— For contracts with GMIB, our “Customized payment plan” provides scheduled payments up to your Annual withdrawal amount. For contracts that convert from GMIB to GWBL, our “Customized payment plan” provides scheduled payments up to your Guaranteed annual withdrawal amount.

Custom Selection Rules
— The “Custom Selection Rules” are rules for the allocation of contributions to, and transfers among, the Option B investment options. These rules require that allocations be made according to certain categories and investment option limits.

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Deferral
Roll-up
amount
— The “Deferral
Roll-up
amount” is the amount credited to your
Roll-up
benefit base on each contract date anniversary provided you have never taken a withdrawal from your contract.

Deferral Roll-up rate
— The “Deferral Roll-up rate” is used to calculate amounts credited to your Roll-up benefit base before you take your first withdrawal from your contract. The Deferral Roll-up rate is 5%.

Earnings enhancement benefit
— The “Earnings enhancement benefit” is an optional benefit that provides additional death benefit protection.

Excess withdrawal
— For contracts with the GMIB, an “Excess withdrawal” is the portion of your cumulative withdrawals that exceeds your Annual withdrawal amount. For contracts that convert from the GMIB to the GWBL, an “Excess withdrawal” is the portion of your cumulative withdrawals that exceeds your Guaranteed annual withdrawal amount. An Excess withdrawal will always reduce your benefit bases on a pro rata basis. In your first contract year, all withdrawals (except for RMD payments through our automatic RMD service) will reduce your benefit bases on a pro rata basis, because you do not have an Annual withdrawal amount in that year.

Free look
— If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, but only if you return your contract within the prescribed period. This is your “Free look” right under the contract. Your refund will generally reflect any gain or loss in your investment options.

“Greater of” GMDB
— The “Greater of” Guaranteed minimum death benefit (“GMDB”) is an optional guaranteed minimum death benefit. The death benefit and its charge are calculated using the greater of two benefit bases — (1) the
Roll-up
benefit base and (2) the Highest Anniversary Value benefit base. There is an additional charge for the “Greater of” GMDB under the contract. This contract offers two different versions of the “Greater of” GMDB.

Guaranteed annual withdrawal amount
— The “Guaranteed annual withdrawal amount” is the maximum annual amount you can withdraw without reducing your GWBL benefit base. It is equal to the Applicable percentage in effect at the time, multiplied by the GWBL benefit base as of the most recent contract date anniversary.

Guaranteed minimum income benefit (“GMIB”)
— The GMIB is an optional benefit that provides income protection for you during your life once you elect to annuitize your contract by exercising the benefit. There is an additional charge for the GMIB under the contract. This contract offers two different versions of the GMIB.

Guaranteed withdrawal benefit for life (“GWBL”)
— The Guaranteed withdrawal benefit for life (“GWBL”) is not available at issue. The GWBL is only available to owners who have elected a GMIB. If you do not elect to exercise or terminate your GMIB, it will automatically convert to the GWBL as of the contract date anniversary following age 85. The GWBL guarantees that you can take withdrawals up to a maximum amount (“Guaranteed annual withdrawal amount”) each contract year following the conversion.

GWBL benefit base
— The “GWBL benefit base” is calculated upon conversion from the GMIB on the contract date anniversary following age 85. The initial GWBL benefit base is your account value or Roll-up benefit base on the Conversion effective date, whichever produces the higher Guaranteed annual withdrawal amount.

Highest Anniversary Value death benefit
— The “Highest Anniversary Value death benefit” is an optional guaranteed minimum death benefit. The death benefit is calculated using your highest account value on any contract date anniversary up to the contract date anniversary following age 85. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

Investment Simplifier
— Our “Investment simplifier” allows for systematic transfers of amounts in the guaranteed interest option to the variable investment options. There are two options under the program — the Fixed dollar option and the Interest sweep option.

IRA
— Individual retirement annuity contract, either traditional IRA or Roth IRA (may also refer to an individual retirement account or an individual retirement arrangement).

Maturity date
— The contract’s “maturity date” is generally the contract date anniversary that follows the annuitant’s 95th birthday.

Maximum payment plan
— For contracts with GMIB, our “Maximum payment plan” provides scheduled payments of your Annual withdrawal amount. For contracts that convert from the GMIB to the GWBL, our “Maximum payment plan” provides scheduled payments of your Guaranteed annual withdrawal amount.

NQ contract
— Nonqualified annuity contract.

Owner
— The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

QP contract
— An annuity contract that is an investment vehicle for a qualified plan.

Return of Principal death benefit
— The “Return of Principal” death benefit is calculated based on the total contributions to your contract, adjusted for withdrawals. There is no additional charge for this death benefit.

Roll-up benefit base
— The Roll-up benefit base is used to determine the value of the GMIB and the “Greater of” GMDB. The Roll-up benefit base is also used to determine your Annual withdrawal amount. Your Roll-up benefit base is created and increased by contributions to your contract. The Roll-up benefit base is not an account value or cash value.

•	For GMIB: The Roll-up benefit base is used to determine your (i) lifetime payments upon exercise of the benefit and (ii) charge for the benefit.

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•	For “Greater of” GMDB: The Roll-up benefit base is one component of the “Greater of” GMDB. The other component is the Highest Anniversary Value benefit base.

Separate Account
— Separate Account No. 49B and Separate Account No. 70, separate accounts established and registered as unit investment trusts under the Investment Company Act of 1940, as amended, to which contributions under the contracts may be allocated.

Special DCA Programs
— We use the term “Special DCA Programs” to collectively refer to our special dollar cost averaging program and our special money market dollar cost averaging program, which are described below:

•
Special dollar cost averaging
— Our “Special dollar cost averaging program” allows for the systematic transfers of amounts in the account for special dollar cost averaging into the variable investment options and the guaranteed interest option. The account for special dollar cost averaging is part of our general account. This program is only available with Series B and Series L contracts.

•
Special money market dollar cost averaging
— Our “Special money market dollar cost averaging program” allows for the systematic transfers of amounts in the account for special money market dollar cost averaging into the variable investment options and the guaranteed interest option. This program is only available with Series CP
®
contracts.

Valuation day
— A “valuation day” is a scheduled date each month the contract is in effect that the asset transfer program formulas are calculated to determine whether a transfer is required.

Variable investment options
— The “variable investment options” available under your contract differ depending on whether you elect Option A or Option B. Except where noted, when we refer to variable investment options we are not including the ATP Portfolio, which is part of the ATP.

6

To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
account value	Annuity Account Value

unit	Accumulation Unit

Deferral Roll-up amount	Deferral bonus Roll-up amount

Deferral Roll-up rate	Deferral bonus Roll-up rate

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Important information you should consider about the contract

FEES AND EXPENSES
Charges for Early Withdrawals
Each series of the contract provides for different withdrawal charge periods and percentages.

Series B
—If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series B of the contract within 7 years following your last contribution, you will be assessed a withdrawal charge of up to 7% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $7,000 on a $100,000 investment.

Series CP
®
—If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series CP
®
of the contract within 9 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment.

Series L
—If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series L of the contract within 4 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment.

For additional information about charges for surrenders and early withdrawals see “Withdrawal charge” in “Charges and expenses” in the Prospectus.

Transaction Charges
In addition to withdrawal charges, you may also be charged for other transactions (for special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges, or when you transfer between investment options in excess a certain number).

For additional information about transaction charges see “Charges that the Company deducts” in “Charges and expenses” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	Each series of the contract provides for different ongoing fees and expenses. The table below describes the fees and expenses that you may pay each year under the contract, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract (varies by contract series) (1)	1.30%	1.70%
Investment options (Portfolio fees and expenses) (2)	0.67%	1.40%
Optional benefits available for an additional charge (for a single optional benefit, if elected) (3)	0.35%	2.60%

(1)  Expressed as an annual percent of daily net assets in the variable investment options.
(2)  Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2022 and could change from year to year.
(3)  Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes no credits and that you do not take withdrawals from the contract or make any transactions, which could add withdrawal charges that substantially increase costs.

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Lowest Annual Cost $ 2,092	Highest Annual Cost $ 7,484
Assumes:
•   Investment of $100,000
•   5% annual appreciation
•   Least expensive combination of contract series and Portfolio fees and expenses
•   No optional benefits
•   No sales charges
•   No additional contributions, transfers or withdrawals

Assumes:
•   Investment of $100,000
•   5% annual appreciation
•   Most expensive combination of contract series (Series CP
®
), optional benefits (GMIB II and “Greater of” GMDB II) and Portfolio fees and expenses
•   No sales charges
•   No additional contributions, transfers or withdrawals

For additional information about ongoing fees and expenses see “Fee Table” in the Prospectus.

Risk of Loss
The contract is subject to the risk of loss. You could lose some or all of your account value.

For additional information about the risk of loss see “Principal risks of investing in the Contract” in the Prospectus.

Not a Short-Term Investment
The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. A withdrawal charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.

Risks Associated with Investment Options
An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options available under the contract, (e.g., the Portfolios). Each investment option, including guaranteed interest option, has its own unique risks. You should review the investment options available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options”, “Guaranteed interest option” and “Portfolios of the Trust” in ”Purchasing the Contract” in the Prospectus. See also Appendix “Portfolio Companies available under the contract” in the Prospectus.

Insurance Company Risks
An investment in the contract is subject to the risks to the Company. The Company is solely responsible to the contract owner for the contract’s account value and the Guaranteed benefits. The general obligations, including the guaranteed interest option, and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at https://equitable.com/about-us/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS
Investments
We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options and to limit the number of variable investment options which you may select. Such rights include, among others, combining any two or more variable investment options and transferring account value from any variable investment option to another variable investment option.

Credits under Series CP
®
contracts may be recaptured upon free look, annuitization, and death.

There are restrictions regarding investment options if Guaranteed benefits are elected, limits on contributions and transfers into and out of the guaranteed interest option, and restrictions or limitations with Special DCA programs. See “Allocating your contributions” in “Purchasing the Contract” and “Transferring your account value” in “Transferring your money among investment options” in the Prospectus for more information.

For more information see “About the Separate Account” in “More information” in the Prospectus.

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about the investment options, including information regarding volatility management strategies and techniques, see “Transfer charge” in “Charges and expenses” and “Portfolios of the Trust” in “Purchasing the Contract” in the Prospectus.

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Optional Benefits
At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. If you have one or more Guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract, you may no longer be able to fund your Guaranteed benefit(s).

Investment options are limited if Guaranteed benefits are elected. Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in ”Purchasing the Contract” in the Prospectus. See also “Death Benefits” and “Living Benefits” in “Benefits available under the contract” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified
plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.

Exchanges
Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Charge for third-party transfer or exchange” in “Charges and expenses” in the Prospectus.

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Overview of the contract

Purpose of the Contract

The contract is designed to help you accumulate assets through investments in underlying Portfolios and the guaranteed interest option during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries and living benefits to protect your access to income. The contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers of the underlying Portfolios.

Phases of the Contract

The contract has two phases: an accumulation (savings) phase and an income (annuity) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your contributions to one or more of the available investment options, which include:

•	variable investment options (with restrictions depending on GMIB selection);

•	Guaranteed interest option; and

•	the account for dollar cost averaging.

For additional information about each underlying Portfolio see Appendix “Portfolio Companies available under the contract.”

Income (Annuity) Phase

You enter the income phase when you annuitize your contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for life; (2) for life with a certain minimum number of payments; or (3) for life with a certain amount of payment. Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your contract. All accumulation phase benefits terminate upon annuitization and the contract has a maximum annuity commencement date.

Contract Features

The contract provides for the accumulation of retirement savings and income. The contract offers income and death benefit protection, offers various payout options and a credit (Series CP
®
contracts only).
Contract Classes

You can purchase one of three contract classes that have different ongoing fees and withdrawal charges. For example, the contract offers Series B with a 7 year withdrawal charge period and a 1.30% contract fee, Series CP
®
with a 9 year withdrawal charge period and a 1.65% contract fee, and Series L with a 4 year withdrawal charge period and a 1.70% contract fee. If you purchase a Series CP
®
contract, we will add a credit to your contributions. Fees and charges for the Series CP
®
contract are higher than for the Series B contract, the amount of the credits may be more than offset by these higher fees and charges, and credits may be recaptured upon free look, annuitization, and death.

Access to Your Money

During the accumulation phase you can take withdrawals from your contract. Withdrawals will reduce your account value and may be subject to withdrawal charges, income taxes and a tax penalty if you are younger than 59
1
⁄
2
. Withdrawals may also reduce (possibly on a greater than
dollar-for-dollar
basis) or terminate any guaranteed benefits.

Death Benefits

Your contract includes a standard death benefit that pays your beneficiaries an amount at least equal to your contributions less adjusted withdrawals. For an additional fee, you can purchase other death benefits called Guaranteed minimum death benefits (“GMDBs”) that provide different minimum payment guarantees.

Living Benefits

A living benefit called the Guaranteed Minimum Income Benefit (“GMIB”) is available with the contract for an additional charge. The GMIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or “Lifetime GMIB payments”. After age 85 you can convert the GMIB to a GWBL. The minimum guarantee provided by this benefit may never come into effect.

Rebalancing and Dollar Cost Averaging

You can elect to have your account value automatically rebalanced at no additional charge. You can also elect to allocate your investments using a dollar cost averaging program at no additional charge. Generally, you may not elect both a dollar cost averaging program and a rebalancing option.

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we

11

issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding our other annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of our annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

12

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, surrendering or making withdrawals from the contract. Each of the charges and expenses is more fully described in “Charges and expenses”. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you
have elected.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses

	Series B	Series CP ®	Series L
Sales Load Imposed on Purchases	None	None	None
Withdrawal Charge (as a percentage of contributions withdrawn) (1)	7%	8%	8%
Transfer Fee (2)	$35	$35	$35
Third Party Transfer or Exchange Fee (3)	$125	$125	$125
Special Service Charges (4)	$90	$90	$90

(1)
The charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates if you make a withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life
contingent annuity payment option. For each contribution, we consider the year in which we receive that contribution to be “ year 1”.

charge as a % of contribution for each year following contribution
	1	2	3	4	5	6	7	8	9	10+

Series B	7%	7%	6%	6%	5%	3%	1%	0%	0%	0%

Series CP ®	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%

Series L	8%	7%	6%	5%	0%	0%	0%	0%	0%	0%

(2)
Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses”.

(3)
Currently, we do not charge for third party transfers or exchanges. However, we reserve the right to discontinue this waiver at any time, with or without notice. The maximum third party transfer or exchange fee is $125. The current charge (which, as described above is waived) is $65. The sum of these charges will never exceed 2% of the amount disbursed or transferred. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(4)
Special service charges include (1) express mail charge; (2) wire transfer charge; (3) duplicate contract charge; and (4) check preparation charge. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

13

The next table describes the fees and expenses that you will pay each year
during the time that you own the contract (not including Portfolio fees and expenses). If you choose
to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses
	Series B	Series CP ®	Series L
Annual Administrative Charge (1)	$30 (1)	$30 (1)	$30 (1)
Base Contract Expenses (as a percentage of daily net assets in the variable investment options)	1.30%	1.65%	1.70%
Optional Benefits Expenses (2)

Guaranteed minimum death benefit charges (as a percentage of the benefit base) (3)(4)
Return of Principal death benefit	No additional charge	No additional charge	No additional charge
Highest Anniversary Value death benefit	0.35%	0.35%	0.35%
“Greater of” GMDB I (5)	2.30% (6)	2.30% (6)	2.30% (6)
“Greater of” GMDB II (5)	2.60% (6)	2.60% (6)	2.60% (6)

Guaranteed minimum income benefit charge (as a percentage of the benefit base) (3)(4)(7)			)
GMIB I – Asset Allocation	2.30% (6)	2.30% (6)	2.30% (6)
GMIB II – Custom Selection	2.60% (6)	2.60% (6)	2.60% (6)
Earnings enhancement benefit for life benefit charge (as a percentage of the account value) (7)	0.35%	0.35%	0.35%
Guaranteed withdrawal benefit for life benefit charge (as a percentage of the benefit base) (3)(4)(7)
Conversion from GMIB I – Asset Allocation	2.30% (6)	2.30% (6)	2.30% (6)
Conversion from GMIB II – Custom Selection	2.60% (6)	2.60% (6)	2.60% (6)

(1)
The annual administrative charge is deducted from your account value on each contract date anniversary. If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year. If your account value on a contract date anniversary is $50,000 or more there is no charge. During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(2)
Deducted annual on each contract date anniversary for which the benefit is in effect. If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(3)
The benefit base is not an account value or cash value. If you elect the GMIB and/or the Guaranteed minimum death benefit at issue, your initial benefit base is equal to your initial contribution to your contract. For Series CP
®
contracts, your initial benefit base does not include the credit. Subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or account value. See “Guaranteed minimum income benefit and Guaranteed minimum death benefit base” and “GWBL benefit base” in “Benefits available under the contract”.

(4)	We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See “Fee changes for the guaranteed benefits” in “Charges and expenses”.

(5)	The “Greater of” GMDB I is only available if you also elect the GMIB I – Asset Allocation. The “Greater of” GMDB II is only available if you also elect the GMIB II – Custom Selection.

(6)	The current charge for the GMDB I, GMIB I and Conversion from GMIB I is 1.15%. The current charge for the GMDB II, GMIB II and Conversion from GMIB II is 1.30%.

(7)
If you elect the Earnings enhancement benefit at issue, and your GMIB then converts to the GWBL, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL.

14

The next item shows the minimum and maximum total operating expenses charged by the underlying Portfolios that you may pay periodically during the time that you own the contract. A complete list of Portfolios available under the contact, including their annual expenses, may be found at the back of this document. See Appendix “Portfolio Companies available under the contract.” These expenses are for the period ended December 31, 2022, and may fluctuate from year to year.

Annual Portfolio Expenses
	Minimum	Maximum
Annual Portfolio Expenses prior to Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and other expenses) (*)	0.67%	1.40%

(*)
“Annual Portfolio Expenses” are based, in part, on estimated amounts of such expenses. Pursuant to a contract, Equitable Investment Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2024 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation
Arrangement
may be terminated by
Equitable
Investment Management Group, LLC at any time after April 30, 2024. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios.

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual contract expenses, and annual Portfolio expenses.

These Examples assume that you invest $100,000 in the contract for the time periods indicated. The Examples also assume that your
investment has a 5% return each year and assumes the most expensive combination of annual Portfolio expenses, as well as, the “Greater of” GMDB II death benefit and GMIB II (both at their maximum charge) .

Although your actual costs may be higher or lower, based on these assumptions, your costs would
be:

	If you surrender your contract or annuitize (under a non-life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
SeriesB	$15,663	$32,457	$49,898	$93,979	$8,663	$26,457	$44,898	$93,979
SeriesCP ®	$17,137	$34,805	$52,011	$97,481	$9,137	$27,805	$47,011	$97,481
SeriesL	$17,083	$33,625	$46,681	$96,667	$9,083	$27,625	$46,681	$96,667

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The Company

Equitable Colorado is a Colorado stock life insurance corporation organized in 1984 with an administrative office located at 8501 IBM Drive, Suite 150-IR, Charlotte, NC 28262-4333. Equitable Financial is a New York stock life insurance corporation doing business since 1859 with its home office located at 1290 Avenue of the Americas, New York, NY 10104. We are indirect wholly owned subsidiaries of Equitable Holdings, Inc.

We are licensed to sell life insurance and annuities in all 50 states (except Equitable Colorado is not licensed in the state of New York), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under the contract.

16

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. You can also use our Equitable Client portal to access information about your account and to complete certain requests through the internet. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

For correspondence with checks:

For contributions sent by regular mail:

Retirement Service Solutions P.O. Box 1424 Charlotte, NC 28201

For contributions sent by express delivery:

Retirement Service Solutions 8501 IBM Dr, Ste 150-IR Charlotte, NC 28262

For correspondence without checks:

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

Retirement Service Solutions P.O. Box 1016 Charlotte, NC 28201

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by express delivery:

Retirement Service Solutions 8501 IBM Dr, Ste 150-IR Charlotte, NC 28262

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 8501 IBM Dr, Ste 150-IR, Charlotte, NC 28262.
Reports we provide:

•	written confirmation of financial transactions and certain nonfinancial transactions, including termination of a systematic withdrawal option;

•	statement of your account value at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

•	annual statement of your account value as of the close of the contract year, including notification of eligibility to exercise the GMIB and/or the
Roll-up
benefit base reset option and eligibility to convert the GMIB to the GWBL as of the contract date anniversary following age 85.

For jointly owned contracts (if applicable), we provide reports to the primary joint owner’s address on file.

Equitable Client portal:

With your Equitable Client portal account you can expect:

•	Account summary . View your account values, and select accounts for additional details.

•	Messages and alerts . Stay up to date with messages on statement availability, investment options and important account information.

•	Profile changes . Now it’s even easier to keep your information current, such as your email address, street address and eDelivery preferences.

•	Manage your account . Convenient access to service options for a policy or contract, from viewing account details and documents to completing financial transactions.

•	Investments details . Intuitive charts show the breakdown of your key investments.

Don’t forget to sign up for eDelivery!
Visit equitable.com and click sign in to register today.

Equitable Client portal is normally available seven days a week, 24 hours a day. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the internet are genuine. For example, we will require certain personal identification information before we will act on internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity, such as “market timing” (see “Disruptive transfer activity” in “Transferring your money among investment options”).

17

Customer service representative:

You may also use our toll-free number
(1-800-789-7771)
to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

•	Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

•	Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

We generally require that the following types of communications be on specific forms we provide for that purpose (and submitted in the manner that the forms specify):

(1)	authorization for telephone transfers by your financial professional;

(2)	conversion of a traditional IRA to a Roth IRA contract;

(3)	tax withholding elections (see withdrawal request form);

(4)	election of the Beneficiary continuation option;

(5)	IRA contribution recharacterizations;

(6)	Section 1035 exchanges;

(7)	direct transfers and rollovers;

(8)	election of the ATP exit option;

(9)	exercise of the GMIB or election of an annuity payout option;

(10)	requests to reset your Roll-up benefit base by electing one of the following: one-time reset option, automatic annual reset program or automatic customized reset program;

(11)	death claims;

(12)	change in ownership (NQ only, if available under your contract);

(13)	requests for enrollment in either our Maximum payment plan or Customized payment plan;

(14)	purchase by, or change of ownership to, a nonnatural owner;

(15)	requests to collaterally assign your NQ contract;

(16)	requests to drop the GWBL or the GMIB;

(17)	election to convert the GMIB to the GWBL as of the contract date anniversary following age 85;

(18)	requests to add a Joint life after conversion of the GMIB to the GWBL as of the contract date anniversary following age 85;

(19)	requests to transfer, reallocate, rebalance and change your future allocations (except that certain transactions may be permitted through the Equitable Client portal);

(20)	transfers into and among the investment options; and
(21)	withdrawal requests.

We also have specific forms that we recommend you use for the following types of requests:

(1)	beneficiary changes;

(2)	contract surrender;

(3)	Investment simplifier;

(4)	special money market dollar cost averaging (if available); and

(5)	special dollar cost averaging (if available).

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

(1)	Investment simplifier;

(2)	special money market dollar cost averaging (if available);

(3)	special dollar cost averaging (if available);

(4)	Maximum payment plan;

(5)	Customized payment plan;

(6)	substantially equal withdrawals;

(7)	systematic withdrawals;

(8)	the date annuity payments are to begin; and

(9)	RMD payments from inherited IRAs.

To cancel or change any of the following, we require written notification at least one calendar day prior to your contract date anniversary:

(1)	automatic annual reset program; and

(2)	automatic customized reset program.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. Some requests may be completed online; you can use our Equitable Client portal to contact us and to complete such requests through the internet. In the future, we may require that certain requests be completed online. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

Signatures:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

eDelivery:

You can register to receive statements and other documents electronically. You can do so by visiting our website at www.equitable.com.

18

1.
Purchasing the Contract

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call “contributions.” We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We require a minimum contribution for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix “Rules regarding contributions to your contract” summarize our current rules regarding contributions to your contract, which rules are subject to change. In some states our rules may vary. Both the owner and the annuitant named in the contract must meet the issue age requirements shown in the table, and rules for contributions are based on the age of the older of the original owner and annuitant. No contributions will be accepted after the first contract year (other than QP contracts). For QP contracts, (i) the maximum aggregate contributions for any contract year is 100% of first-year contributions and (ii) subsequent contributions are not permitted after conversion to the GWBL.

No contributions are accepted after the first contract year (other than QP contracts). Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. We may discontinue acceptance of contributions within the first year. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.

We currently do not accept any contribution to your contract if: (i) the sum total of all contributions under your Accumulator
®
Series 13A contract would then total more than $1,000,000 ($500,000 for owners or annuitants who are age 81 and older at contract issue); (ii) the sum total of all contributions under all Accumulator
®
Series and Retirement Cornerstone
®
Series contracts with the same owner or annuitant would then total more than $1,500,000; or (iii) the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limitations based on certain criteria, including benefits that have been elected, issue age, the total amount of contributions, variable investment option allocations and selling broker-dealer compensation. These contribution limitations may not be applicable in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits”.

The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The “annuitant” is the person who is the measuring life for determining the contract’s maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is a non-natural
person such as a company or trust, the annuitant is the measuring life for determining contract benefits.

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

Owners which are not individuals may be required to document their status to avoid 30% FATCA withholding from U.S.-source income.

For NQ contracts (with a single owner, joint owners, or a
non-natural
owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code. In all cases, the joint annuitants must be spouses. In addition, a spouse may be added as a joint annuitant under a non-natural
owner contract upon conversion to the GWBL with a Joint life option. See “Additional owner and annuitant requirements” under “Guaranteed withdrawal benefit for life (“GWBL”).”

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See “Inherited IRA beneficiary continuation contract” for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. Certain same-sex
civil union and domestic partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

Series CP
®
contracts are not available for purchase by Charitable Remainder Trusts.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be the plan participant/employee. See

19

Appendix “Purchase considerations for QP contracts” for more information on QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms owner
and
joint owner
, we intend these to be references to
annuitant
and
joint annuitant
, respectively, if the contract has a
non-natural
owner. If the Guaranteed minimum income benefit (“GMIB”) converts to the GWBL, the terms owner and successor owner are intended to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural
owner. If the contract is jointly owned or is issued to a
non-natural
owner and the GWBL is not in effect, benefits are based on the age of the older joint owner or older joint annuitant, as applicable. There are additional owner and annuitant requirements if the GMIB converts to the GWBL. See “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract”.

Purchase considerations for a charitable remainder trust

(This section only applies to Series B and Series L contracts.)

If you are purchasing the contract to fund a charitable remainder trust and elect either the Highest Anniversary Value death benefit, a “Greater of” GMDB and/or the GMIB, which you may be able to convert to the GWBL as of the contract date anniversary following age 85, you should strongly consider “split-funding”: that is, the trust holds investments in addition to this contract. Charitable remainder trusts are required to take specific distributions. The charitable remainder trust annual withdrawal requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your contract is the only source for such distributions, the payments you need to take may significantly reduce the value of those guaranteed benefits. Such amount may be greater than the annual increase in the GMIB, and/or the Guaranteed minimum death benefit base and/or greater than the Guaranteed annual withdrawal amount under GWBL. See the discussion of these benefits later in this section.

How you can make your contributions

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to the Company (for subsequent contributions please write your contract number on the check). We may also apply contributions made pursuant to an exchange intended to be a Section 1035 tax-free
exchange or a direct transfer. We do not accept starter checks or travelers’ checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

If your contract is sold by a financial professional of Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN), (“Equitable Advisors”), Equitable Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest
bearing “Special Bank Account for the Exclusive Benefit of Customers” while Equitable Advisors ensures your application is complete and that suitability standards are met. Equitable Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority (“FINRA”) time requirements. Upon timely and successful completion of this review, Equitable Advisors will instruct us to transfer your contribution into our non-interest
bearing suspense account and transmit your application to us, so that we can consider your application for processing.

As described later in this Prospectus, we deduct guaranteed benefit and annual administrative charges from your account value on your contract date anniversary. If you elected the Guaranteed minimum income benefit, you can only exercise the benefit during the 30 day period following your contract date anniversary. Therefore, if your account value is not sufficient to pay fees on your next contract date anniversary, your contract will terminate without value and you will not have an opportunity to exercise your Guaranteed minimum income benefit unless the no lapse guarantee provision under your contract is still in effect. See “Effect of your account value falling to zero” in “Determining your contract’s value”.

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than Equitable Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest
bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the business day we receive the missing information.

20

What are your investment options under the contract?

The contract provides the following investment options: the variable investment options, the guaranteed interest option and the account for special dollar cost averaging (for Series B and Series L contracts) or the account for special money market dollar cost averaging (for Series CP
®
contracts). The Portfolios shown in Appendix “Portfolio Companies available under the contract” list each variable investment option. This section describes the guaranteed interest option. “Benefits available under the contract” discusses dollar cost averaging in general, including the Special DCA programs.

Your investment options depend on whether you select Option A or Option B. If you elect Guaranteed minimum income benefit I — Asset Allocation (“GMIB I — Asset Allocation”), your contract will be restricted to Option A. If you elect Guaranteed minimum income benefit II — Custom Selection (“GMIB II — Custom Selection”) or if you do not elect a GMIB, you can choose either Option A — Asset Allocation or Option B — Custom Selection. For additional information, see “Allocating your contributions”.

Variable investment options

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options and to limit the number of variable investment options which you may select.

Portfolios of the Trust

We offer affiliated Trusts, which in turn offer one or more Portfolios. Equitable Investment Management Group, LLC (“Equitable IMG”), a wholly owned subsidiary of the Company, serves as the investment adviser of the Portfolios of EQ Premier VIP Trust (subject to approval, effective in early November 2023, a reorganization of each of the portfolios of the EQ Premier VIP Trust into a substantially identical, newly-created portfolio of EQ Advisors Trust will occur) and EQ Advisors Trust (collectively the “affiliated Trust”). For some Portfolios, Equitable IMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, Equitable IMG oversees the activities of the sub-advisers with respect to the affiliated Trust and is responsible for retaining or discontinuing the services of those sub-advisers.

Information regarding each of the currently available Portfolios, their type, their investment adviser(s) and/or subadviser(s), their current expenses, and their current performance is available in an appendix to the prospectus. See Appendix “Portfolio Companies available under the contract.”
Each Portfolio has issued a prospectus that contains more detailed information about the Portfolio. You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. In order to obtain copies of the Portfolios’ prospectuses, you may call one of our customer service representatives at 1-800-789-7771, or visit www.equitable.com/ICSR#EQH157125.

You should be aware that Equitable Advisors and Equitable Distributors, LLC (“Equitable Distributors”), (together, the “Distributors”) directly or indirectly receive 12b-1 fees from the Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios’ average daily net assets. The Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective Portfolios. In addition, Equitable IMG receives advisory fees and Equitable Investment Management, LLC, an affiliate of Equitable IMG, receives administration fees in connection with the services to the Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. The Company may profit from these fees and payments. The Company considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some Portfolios invest in other affiliated Portfolios (the “EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by Equitable IMG. Equitable Advisors, an affiliated broker-dealer of the Company, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, the Company, and/or its affiliates, may be subject to conflicts of interest insofar as the Company may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your contract. Please see “Allocating your contributions” for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by Equitable IMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy employs various volatility management techniques, such as the use of ETFs or futures and options, to

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reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

Asset Transfer Program.
 You should be aware that having the GMIB and/or certain other guaranteed benefits or converting GMIB to GWBL limits your ability to invest in some of the variable investment options that would otherwise be available to you under the contract. In addition, if you have the GMIB, the “Greater of” GMDB, or convert to the GWBL, you are required to participate in the asset transfer program which moves account value between the ATP Portfolio and the variable investment options. See “Asset transfer program (“ATP”)” in “Benefits available under the contract”. See “Allocating your contributions” under “Purchasing the Contract” for more information about the investment restrictions under your contract.

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy); investment option restrictions in connection with any guaranteed benefit that include these Portfolios; and the ATP are designed to reduce the overall volatility of your account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the EQ volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy (or, in the case of the EQ Fund of Fund Portfolios, invest exclusively in other Portfolios that do not use the EQ volatility management strategy).
This may effectively suppress the value of guaranteed benefit(s) that are eligible for periodic benefit base resets because your benefit base is available for resets only when your account value is higher.
Conversely, investing in investment options that use the EQ volatility management strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that use the EQ volatility management strategy.
Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other Portfolios may utilize volatility management techniques that differ from the EQ volatility management strategy. Such techniques could also impact your account value and guaranteed benefit(s), if any, in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Whether or not you elected a guaranteed benefit that requires you to participate in the ATP, you should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)
By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)
By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the ATP Portfolio and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

Guaranteed interest option

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under “More information”.

We credit interest daily to amounts in the guaranteed interest option. The minimum rate may vary depending on

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your contract issue date but it will be shown on the data page for your contract and will never be less than 1.0%. We set current interest rates periodically, based on our sole discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges and any withdrawal charges (if applicable).

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See “Transferring your money among the investment options” for restrictions on transfers to and from the guaranteed interest option.

If the asset transfer program (“ATP”) is in effect, ATP transfers are not taken out of or allocated to the guaranteed interest option. Please see “Asset transfer program (“ATP”)”.

The account for special dollar cost averaging is part of our general account. See “Special dollar cost averaging program” for more information.

Allocating your contributions

Your allocation alternatives and procedures depend on whether you select Option A — Asset Allocation or Option B — Custom Selection, which we describe in Appendix “Portfolio Companies available under the contract”. You must select either Option A — Asset Allocation or Option B — Custom Selection with your initial contribution. If you elect GMIB I — Asset Allocation, your contract is restricted to Option A. If you elect GMIB II — Custom Selection or if you don’t elect a GMIB, you can choose either Option A or Option B.

Subsequent contributions will be allocated according to the investment allocations on file. If you would like your subsequent contributions to be allocated differently, you must submit new allocation instructions on a form that we provide. We will not honor letters of instruction directing the allocation. If you submit new allocation instructions for subsequent contributions, those allocation instructions must comply with the Option rules that are in effect at the time that you submit the new allocation instructions.

Option A — Asset Allocation

Under Option A, the Asset Allocation option, all of your account value must be allocated to one or more of the following options: (1) the EQ Strategic Allocation Portfolios as noted in Appendix “Portfolio Companies available under the contract”; (2) the EQ/AB Dynamic Moderate Growth Portfolio; (3) the guaranteed interest option; (4) the EQ/Money Market Portfolio; and (5) a Special DCA program.

Allocations must be in whole percentages, and you may change your allocations at any time. No more than 25% of any contribution may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%.
Special DCA programs are available in connection with Option A, and they are discussed in “Dollar cost averaging”.

You can rebalance your account value under Option A by submitting a request to rebalance your account value as of the date we receive your request, however, scheduled recurring rebalancing is not available. Therefore, any subsequent rebalancing transactions would require a subsequent rebalancing request. Your rebalance request must indicate the percentage you want rebalanced in each investment option (whole percentages only) and must comply with the limits regarding transfers into and out of the guaranteed interest option. You can rebalance only to the investment options available under Option A.

When we rebalance your account, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. Amounts in the ATP Portfolio are excluded from rebalancing, however, a one-time
rebalancing request may trigger an off cycle ATP transfer if any amounts are moved out of the guaranteed interest option as a result of the rebalance. Please see “Asset transfer program (“ATP”)”.

Option B — Custom Selection

Under Option B, the Custom Selection option, all of your account value must be allocated to: (1) the variable investment options according to the category and investment option limits described in Appendix “Portfolio Companies available under the contract”; or (2) a Special DCA program. The guaranteed interest option is not available under Option B.

If you do not elect a Special DCA program, all of your account value must be allocated among the investment options in the four categories as noted in Appendix “Portfolio Companies available under the contract”:

Your contributions in the four categories must also generally be allocated according to the following category and investment option limits.

Category and Investment option limits.
 The chart below sets forth the general category and investment option limits of Option B — Custom Selection.

Category	1 Fixed Income	2 Asset Allocation/ Indexed	3 Core Diversified	4 Manager Select
Maximum for category	100%	70%	50%	25%
Minimum for category	30% (1)	20% (1)	0%	0%
Maximum for each option	100% (2)	70% (3)	25%	15%
(1)
You are required to invest a minimum of 30% of your account value in Category 1 at all times. In addition, a minimum of 20% of your account value is also required to be invested in Category 2 if any percentage of your account value is allocated to Category 3 and/or Category 4.

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(2)	The maximum option limit for the EQ/Money Market is 30%.
(3)	EQ/2000 Managed Volatility, EQ/400 Managed Volatility, EQ/500 Managed Volatility and EQ/International Managed Volatility have a 40% per option maximum limit.

There are no minimum allocations for any one investment option. Allocations must be in whole percentages. The total of your allocations into all available investment options must equal 100%. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. See Appendix “State contract availability and/or variations of certain features and benefits” for state variations.

Quarterly Rebalancing (Option B — Custom Selection only).
Under Option B, your account value will be rebalanced automatically each quarter of your contract year. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. The rebalance for the last quarter of the contract year will occur on the contract anniversary date. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract anniversary date. When we rebalance your account value, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. For contracts with GMIB, the “Greater of” GMDB or the GWBL, any amounts in the ATP Portfolio will be excluded from rebalancing. Please see “Asset transfer program (“ATP”)”. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change.

Transfers.
Generally, you may transfer your account value among the variable investment options. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Under Option A, a transfer into the guaranteed interest option (other than a transfer pursuant to a Special DCA program) will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day.

You may make transfers among the investment options available under Option B, provided that the transfer meets the category and investment option limits in place at the time of the transfer. In the remainder of this section, we explain our current Option B transfer rules, which we may change in the future. You may make a transfer from one investment option to another investment option within the same category provided the resulting allocation to the receiving investment option does not exceed the investment option maximum in place at the time of the transfer. You can make a transfer from an investment option in one category to an investment option in another category as long as the minimum rules for the transferring category, the minimum and maximum rules for the receiving category and the maximum rule for the receiving investment option are met. You may also request a transfer that would reallocate your account value based on percentages, provided those percentages are consistent with the category and investment option limits in place at the time of the transfer. In calculating the limits for any transfer, we use the account value percentages as of the date prior to the transfer. Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection rules at the time of the request. An investment option transfer under Option B does not automatically change your allocation instructions for the rebalancing of your account on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your account. If you wish to change your allocation instructions for the quarterly rebalancing of your account, these instructions must meet the category and investment option limits in place at the time of the transfer and must be made in writing on a form we provide and sent to the processing office. Please note, however, that an allocation change for future contributions will automatically change the rebalancing instructions on file for your account. For more information about transferring your account value, please see “Transferring your money among investment options”.

For contracts with GMIB (or for contracts that have converted to the GWBL), you cannot contribute or initiate a transfer into the ATP Portfolio. On a limited basis, you can initiate a complete transfer out of the ATP Portfolio up to your contract date anniversary following age 85, subject to certain restrictions. We refer to this as the ATP exit option. Please see “Asset transfer program (“ATP”)”. Transfers into or out of the ATP Portfolio do not require new allocation instructions.

Allocation instruction changes.
You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment limits in place at the time that the instructions are received.

Possible changes to the category and investment option limits.
We may in the future revise the category limits, the investment limits, the categories themselves, and the investment options within each category, as well as combine the investment options within the same or in different categories (collectively, “category and investment option limits”).

If we change our category and investment option limits, please note the following:

•	Any amounts you have allocated among the variable investment options will not be automatically reallocated to conform with the new category and investment option limits.

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•	If your allocation instructions on file prior to a change to our category and investment option limits do not comply with our new category and investment option limits:

—	you will not be automatically required to change your allocation instructions;

—	if you make a subsequent contribution, you will not be required to change your allocation instructions;

—	if you initiate a transfer, you will be required to change your instructions.

•	Any change to your allocation instructions must comply with our new category and investment option limits. Your new allocation instructions will apply to all future transactions, including subsequent contributions, transfers and rebalancing.

Switching between options

If you elect the GMIB I — Asset Allocation, your contract will be restricted to Option A (even if you drop the Guaranteed minimum income benefit I — Asset Allocation). If you elect the GMIB I — Asset Allocation and convert to the GWBL, your contract will continue to be restricted to Option A at the time of the conversion.

If you do not have the GMIB I — Asset Allocation, you may select either Option A or Option B. In addition, you may switch between Option A and Option B. There are currently no limits on the number of switches between options, but the Company reserves the right to impose a limit. If you move from one option to another, you are subject to the rules applicable to the new option that are in place at the time of the switch.

For more information about allocation changes upon an automatic conversion to the GWBL, see “Automatic conversion” in “Guaranteed withdrawal benefit for life (“GWBL”)”.

Your responsibility for allocation decisions

The contract is between you and the Company. The contract is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to select investment allocations and make other decisions under the contract. (Your investment allocations may be subject to the ATP if the GMIB, the “Greater of” GMDB or the GWBL is in effect, as described in “Asset transfer program (“ATP”)”.) If your financial professional is with Equitable Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than Equitable Advisors, you should speak with him/her regarding any different arrangements that may apply.

Credits
(for Series CP
®
contracts only)

A credit will also be allocated to your account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not consider credits to be contributions for purposes of any discussion in this Prospectus.
We do not
include
credits in calculating any of your benefit bases under the contract, except to the extent that any credits are part of your
account value, which is used to calculate a reset of the Highest Anniversary Value benefit base or the
Roll-up
benefit base.
 Credits are included in the assessment of any charge that is based on your account value. Credits are also not considered to be part of your investment in the contract for tax purposes.

The amount of the credit will be 3% of your initial contribution and each subsequent contribution made in the first contract year. For QP contracts only, the credit percentage will also be credited for contributions in the second and later contract years. Please note that we may discontinue acceptance of contributions, including within the first contract year. Please also note that the credit percentage may be different for certain contract owners.
The credit will apply to subsequent
con
tributions only to the extent that the sum of that
contribution and prior contributions to which no credit was applied exceeds the total withdrawals made from the contract since the issue date. The credit will not be applied in connection with a partial conversion of a traditional IRA contract to a Roth IRA contract.

For example, assume you make an initial contribution of $100,000 to your contract and your account value is credited with $3,000 (3% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000. You receive no credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000. At that time, your account value will be credited with $180 [3% x (10,000 + 3,000
-7,000)].

We will recover all of the credit or a portion of the credit in the following situations:

•	If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see “Your right to cancel within a certain number of days”). Also, you will not be reimbursed for any charges deducted before cancellation, except in states where we are required to return the amount of your contributions. In states where we are required to return your account value, the amount we return to you upon cancellation will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct) associated with your contributions and the full amount of the credit. See “Charges and expenses” for more information.

•	If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

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•	If the owner (or older joint owner, if applicable) dies during the one-year
period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit. (If the younger joint owner dies, we will not recover the amount of such credit. The contract would continue based on the older joint owner.)

For example:

You make an initial contribution of $100,000 to your contract and your account value is credited with $3,000 (3% x $100,000). If you (i) exercise your right to cancel the contract, (ii) start receiving annuity payments within three years of making the contribution, or (iii) die during the one-year
period following the receipt of the contribution, we will recapture the entire credit and reduce your account value by $3,000.

We will recover any credit on a pro rata basis from the value in your variable investment options (including any amounts in the ATP Portfolio) and guaranteed interest option. If there is insufficient value or no value in the variable investment options (including any amounts in the ATP Portfolio) and guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the account for special money market dollar cost averaging. We do not include credits in the calculation of any withdrawal charge.

We use a portion of the operations charge and withdrawal charge to help recover our cost of providing the credit. We expect to make a profit from these charges. See “Charges and expenses”. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CP
®
contract for longer than 10 years, you may be better off in a contract without a credit, and with a lower operations charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

Any amount transferred from another contract issued by the Company in which a credit was previously applied, is not eligible for an additional credit on the amount transferred to your Series CP
®
contract.

Inherited IRA beneficiary continuation contract
(For Series B and Series L contracts only)

The Inherited IRA beneficiary continuation contract is intended to provide options to beneficiaries in complying with federal income tax rules. There are a number of limitations on who can purchase the contract, how the contract is purchased, and the features that are available under the contract. A prospective purchaser should seek tax advice before making a decision to purchase the contract.
We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by the Company. The beneficiary may want to change the investments of the “original IRA” inherited from the now-deceased
IRA owner, but must take post-death required minimum distribution (“RMD”) payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option (“BCO”) restricted to eligible beneficiaries of contracts issued by the Company. See “Beneficiary continuation option for traditional IRA and Roth IRA contracts only” under “Beneficiary continuation option” in “Benefits available under the contract”. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased
IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

Who can purchase an Inherited IRA beneficiary continuation contract

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of contracts not issued by the Company as follows:

•	beneficiaries of IRAs who are individuals (“IRA beneficiaries”); and

•	eligible
non-spousal
individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans (“Non-spousal Applicable Plan beneficiaries”). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a
Non-spousal
Applicable Plan beneficiary.

How an Inherited IRA beneficiary continuation contract is purchased

IRA Beneficiary.
A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original Roth IRA. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as

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beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

Non-spousal
Applicable Plan beneficiary.
In the case of a
non-spousal
beneficiary under a deceased plan participant’s Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to “deceased owner” include “deceased plan participant”; references to “original IRA” include “the deceased plan participant’s interest or benefit under the Applicable Plan”, and references to “individual beneficiary of a traditional IRA” include “individual non-spousal
beneficiary under an Applicable Plan.”

Limitations on certain features under the Inherited IRA beneficiary continuation contract

When the Inherited IRA beneficiary continuation contract is owned by an IRA beneficiary:

•	The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner’s original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

•	The initial contribution must be a direct transfer from the deceased owner’s original IRA and is subject to minimum contribution amounts. See Appendix “Rules regarding contributions to your contract” for more information.

•	Subsequent contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than the Company, where the deceased owner is the same as under the original IRA contract. Subsequent contributions (for Series B and Series L contracts only) are limited to the first contract year only.

•	If the deceased owner died on or before December 31, 2019 or you are an “eligible designated beneficiary” (as defined later in this Prospectus) electing to stretch out your payments over your life expectancy, the Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis. If you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from our Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

•	If you are not an eligible designated beneficiary and the deceased owner died after December 31, 2019, the Inherited IRA contract is designed to allow you to withdraw money whenever you want, so long as all amounts within the contract are withdrawn within ten years of the deceased owner’s death. In this case, the Inherited IRA contract can only be purchased if you have at least 8 years remaining on the 10 year post-death payment period.

When the Inherited IRA beneficiary continuation contract is owned by a
Non-spousal
Applicable Plan beneficiary:

•	The initial contribution must be a direct rollover from the deceased plan participant’s Applicable Plan and is subject to minimum contribution amounts. See Appendix “Rules regarding contributions to your contract” for more information.

•	There are no subsequent contributions.

•	If the deceased participant died on or before December 31, 2019 or you are an “eligible designated beneficiary” (as defined later in this Prospectus) electing to stretch out your payments over your life expectancy, you must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis.

•	If you are not an eligible designated beneficiary and the deceased participant died after December 31, 2019, the Inherited IRA contract is designed to allow you to withdraw money whenever you want, so long as all amounts within the contract are withdrawn within ten years of the deceased participant’s death. In this case, the Inherited IRA contract can only be purchased if you have at least 8 years remaining on the 10 year post-death payment period.

•	You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

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Features of the Inherited IRA beneficiary continuation contract which apply to either type of owner:

•	The beneficiary of the original IRA (or the
Non-spousal
Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a “see-through trust,” the oldest beneficiary of the trust will be the annuitant.

•	An inherited IRA beneficiary continuation contract is not available for owners over age 70.

•	You may make transfers among the investment options.

•	You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in “Charges and expenses”.

•	If you have the Return of Principal death benefit or the Highest Anniversary Value death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

•	The GMIB I — Asset Allocation, GMIB II — Custom Selection and the “Greater of” death benefits, Spousal continuation and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

•	If you die, we will pay to a beneficiary that you choose the greater of the account value or the applicable death benefit.

•	Upon your death, your beneficiary has the following options: (1) if you were an EDB or the deceased owner (or deceased participant) died on or before December 31, 2019, your beneficiary must withdraw any remaining amount within ten years of your death; or (2) if you were not an EDB, the beneficiary must withdraw any remaining amount within 10 years of the deceased owner’s (or deceased participant’s) death. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value as of the date we receive satisfactory proof of death and any required instructions, information and forms. Thereafter, withdrawal charges will no longer apply. Your Guaranteed minimum death benefit will also no longer be in effect and any applicable charges for such benefit will stop.

Your right to cancel within a certain number of days

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this “free look” period may be longer. Other state variations may apply.
Please contact your financial professional and/or see Appendix “State contract availability and/or variations of certain features and benefits” to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive notification to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options, including the ATP Portfolio (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii), or (iii) above). In addition, in some states, the amount of your refund (either your account value or the full amount of your contributions), and the length of your “free look” period, depend on whether you purchased the contract as a replacement. Please refer to your contract or supplemental materials or contact us for more information. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution. When required by applicable law to return the full amount of your contribution, we will return the greater of your contribution or your contract’s cash value.

For Series CP
®
contract owners, please note that you will forfeit the credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

•	you cancel your contract during the free look period; or

•	you change your mind before you receive your contract whether we have received your contribution or not.

Please see “Tax information” for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see “Surrendering your contract to receive its cash value”. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see “Tax information”.

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2.
Benefits available under the contract

Summary of Benefits

The following tables summarize important information about the benefits available under the contract.

Death Benefits

These death benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Return of Principal Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to your contributions less adjusted withdrawals.	Standard	No Additional Charge		• Available only at contract purchase • Available with or without the GMIB • Withdrawals could significantly reduce or terminate benefit
Highest Anniversary Value Death Benefit	Locks in highest adjusted anniversary account value as minimum death benefit.	Optional	0.35% (1)		• Available only at contract purchase • Available with our without the GMIB • Withdrawals could significantly reduce or terminate benefit

“Greater of“ GMDB I	Guarantees the beneficiaries will receive at least the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base.	Optional	2.30% (1)	1.15% (1)	• Available only at contract purchase • Withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options

“Greater of” GMDB II	Guarantees the beneficiaries will receive at least the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base.	Optional	2.60% (1)	1.30% (1)	• Available only at contract purchase • Withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options
(1)	Expressed as an annual percentage of the benefit base.

Living Benefits

These living benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
GMIB I – Asset Allocation	Guaranteed a minimum amount of fixed income under a life annuity fixed payout option.	Optional	2.30% (1)	1.15% (1)	• Available only at contract purchase • Restricted to owners of certain ages • Excess withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options
GMIB II – Custom Selection	Guaranteed a minimum amount of fixed income under a life annuity fixed payout option.	Optional	2.60% (1)	1.30% (1)	• Available only at contract purchase • Restricted to owners of certain ages • Excess withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options
Earnings enhancement	Provides an additional death benefit when your GMIB converts to the GWLB.	Optional	0.35% (2)		• Available only at contract purchase
GWBL conversion from GMIB I – Asset Allocation	Guarantees a minimum annuitization value to provide lifetime retirement income.	Optional	2.30% (1)	1.15% (1)
•  Only available from conversion from GMIB I on contract anniversary following age 85
•  Excess withdrawals could significantly reduce or terminate benefit
•  Must elect within 30 days after the contract anniversary following age 85

GWBL conversion from GMIB II – Custom Selection	Guarantees a minimum annuitization value to provide lifetime retirement income.	Optional	2.60% (1)	1.30% (1)
•  Only available from conversion from GMIB II on contract anniversary following age 85
•  Excess withdrawals could significantly reduce or terminate benefit
•  Must elect within 30 days after the contract anniversary following age 85

(1)	Expressed as an annual percentage of the benefit base.
(2)	Expressed as an annual percentage of account value.

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Other Benefits

These other benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Rebalancing (1)(2)	Periodically rebalance to your desired asset mix	Optional	No Charge		• Not generally available with DCA • Subject to restrictions on investment options

Dollar Cost Averaging (special DCA, general DCA, and Investment Simplifier)	Transfer account value to selected investment options on a regular basis to potentially reduce the impact of market volatility.	Optional	No Charge		• Not generally available with Rebalancing
(1)	Allows you to rebalance your account value only among the Option A variable investment options and the guaranteed interest option.
(2)	Allows you to rebalance your account value only among the Option B variable investment options.

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Guaranteed minimum death benefit and Guaranteed minimum income benefit base

The Guaranteed minimum death benefit base and Guaranteed minimum income benefit base (hereinafter, in this section called your “guaranteed benefit bases”) are used to calculate the Guaranteed minimum income benefit (“GMIB”) and the Guaranteed minimum death benefits, as described in this section. The benefit base for a GMIB and Guaranteed minimum death benefit will be calculated as described in this section whether these options are elected individually or in combination. Your benefit base is not an account value or a cash value. See also “Guaranteed minimum income benefit (“GMIB”)” and “Guaranteed minimum death benefit”.

We refer to the following collectively, as the “Guaranteed minimum income benefit (“GMIB”)”: (i) GMIB I — Asset Allocation and (ii) GMIB II — Custom Selection.

We refer to the following, collectively, as “Guaranteed minimum death benefits:” (i) Return of Principal death benefit; (ii) the Highest Anniversary Value death benefit; and (iii) the “Greater of” GMDB, which includes both the “Greater of” GMDB I and the “Greater of” GMDB II.

As discussed immediately below, when calculating your guaranteed benefits, one or more of the following may apply: (1) the Return of Principal death benefit is based on the Return of Principal death benefit base; (2) the Highest Anniversary Value death benefit is based on the Highest Anniversary Value benefit base; (3) the “Greater of” GMDB is based on the greater of the
Roll-up
benefit base and the Highest Anniversary Value benefit base; (4) the GMIB is based on the
Roll-up
benefit base.

For Series CP
®
contracts only, any credit amounts attributable to your contributions are not included in your guaranteed benefit bases.

For a description of how the ATP exit option will impact your guaranteed benefit bases, see “ATP exit option”.

See “How withdrawals affect your guaranteed benefits” for a discussion of how withdrawals impact your guaranteed benefit bases. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”. Please see Appendix “Guaranteed benefit base examples” for an example of how your guaranteed benefit bases are calculated.

Return of Principal death benefit base

Your Return of Principal death benefit base is equal to:

•	your initial contribution and any subsequent contributions to the contract; less

•	a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under “How withdrawals affect your guaranteed benefits”. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”.
Highest Anniversary Value benefit base
(Used for the Highest Anniversary Value death benefit, “Greater of” GMDB I and “Greater of” GMDB II)

The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your contract.

If you have not taken a withdrawal from your contract, your benefit base is equal to the greater of either:

•	your initial contribution and any subsequent contributions to your contract,

-OR-

•	your highest account value on any contract date anniversary up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any subsequent contributions made since the most recent “reset” of the Highest Anniversary Value benefit base that established your account value as your new Highest Anniversary Value benefit base).

If you have taken a withdrawal from your contract, your Highest Anniversary Value benefit base will be reduced from the amount described above.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to the greater of either:

•	your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any subsequent contributions made after any such withdrawal),

-OR-

•	your highest account value on any contract date anniversary after the withdrawal, up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any subsequent contributions made since the most recent “reset” of the Highest Anniversary Value benefit base that established your account value as your new Highest Anniversary Value benefit base).

Your Highest Anniversary benefit base is no longer eligible to increase after the contract date anniversary following your 85th birthday. However, the associated guaranteed death benefit will remain in effect, and we will continue to deduct the charge for the benefit. If the contract owner subsequently dies while the contract is still in effect, we will pay a death benefit equal to the higher of the account value and the applicable benefit base amount.

Roll-up
benefit base
(Used for the GMIB I — Asset Allocation, “Greater of” GMDB I, GMIB II — Custom Selection and “Greater of” GMDB II)

Your
Roll-up
benefit base is equal to:

•	your initial contribution and any subsequent contributions to your contract; less

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•	a deduction that reflects any “Excess withdrawal” amounts (plus any applicable withdrawal charges); less

•	a deduction that reflects (a) the dollar amount of any RMD taken through our RMD program in the first contract year and (b) the dollar amount of any RMD in excess of the Annual withdrawal amount taken through our RMD program in subsequent contract years; plus

•	“Deferral
Roll-up
amount” OR any “Annual
Roll-up
amount” minus a deduction that reflects any withdrawals up to the “Annual withdrawal amount.” Any withdrawals during the first contract year will reduce your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

The “Annual
Roll-up
amount” and the “Deferral
Roll-up
amount” are described under “Guaranteed minimum income benefit (“GMIB”)”.

The
Roll-up
benefit base is used to calculate (i) the Annual withdrawal amount (as described later in this section), (ii) the benefit bases for the GMIB and “Greater of” GMDB, and (iii) the charges for these guaranteed benefits.

The
Roll-up
benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday. However, even after the Roll-Up benefit base stops rolling up, the associated “Guaranteed minimum” death benefit will remain in effect, and we will continue to deduct the charge for the benefit. If the contract owner subsequently dies while the contract is still in effect, we will pay a death benefit equal to the higher of the account value and the applicable benefit base amount. For the GMIB, the Roll-up benefit base is reduced by any applicable withdrawal charge remaining when the option is exercised prior to the contract date anniversary following age 85. For more information, see “Withdrawal charge” in “Charges and expenses”.

For contracts with
non-natural
owners, the
Roll-up
benefit bases will be based on the annuitant’s (or older joint annuitant’s) age.

Either the Deferral
Roll-up
amount or the Annual
Roll-up
amount is credited to the
Roll-up
benefit base on each contract date anniversary. These amounts are calculated by taking into account your
Roll-up
benefit base from the preceding contract date anniversary, the applicable
Roll-up
rate under your contract, subsequent contributions to your contract during the contract year and for the Annual
Roll-up
amount, any withdrawals up to the Annual withdrawal amount during the contract year. The calculation of both the Deferral
Roll-up
amount and the Annual
Roll-up
amount are discussed later in this section.

“Greater of” GMDB I and “Greater of” GMDB II benefit bases

Your “Greater of” death benefit base is equal to the greater of:

•	The Roll-up benefit base; and
•	The Highest Anniversary Value benefit base.

Both of these are described immediately above.

Please see Appendix “Guaranteed benefit base examples” for an example of how the benefit base for the “Greater of” GMDB is calculated.

Your guaranteed benefit base(s) is not an account value. As such, the benefit base(s) will not be split or divided in any proportion in connection with an event, such as a divorce or Roth IRA conversion.

Roll-up
benefit base reset

As described in this section, you will be eligible to reset your
Roll-up
benefit base on certain contract date anniversaries. The reset amount will equal the account value as of the contract date anniversary on which you reset your
Roll-up
benefit base. The
Roll-up
continues to the contract date anniversary following age 85 on any reset benefit base. We reserve the right to change or discontinue our reset programs at any time.

If you elect GMIB with or without the “Greater of” GMDB, you are eligible to reset the
Roll-up
benefit base for these guaranteed benefits to equal the account value on any contract date anniversary starting with your first contract date anniversary and ending with the contract date anniversary following your 85th birthday. After the contract date anniversary following your 85th birthday, the “Greater of” Guaranteed minimum death benefit and its associated charge will remain in effect but the associated Roll-up benefit base will no longer be eligible for resets.

If you elect both a “Greater of” GMDB and a GMIB, the
Roll-up
benefit bases for both guaranteed benefits are reset simultaneously when you request a
Roll-up
benefit base reset. You cannot elect a
Roll-up
benefit base reset for one benefit and not the other.

If you are not enrolled in one of our programs, we will notify you, generally in your annual account statement that we issue each year following your contract date anniversary, if the
Roll-up
benefit base is eligible to be reset. If eligible, you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods:
one-time
reset option, automatic annual reset program or automatic customized reset program.

one-time
reset option
— resets your
Roll-up
benefit base on a single contract date anniversary.

automatic annual reset program
— automatically resets your
Roll-up
benefit base on each contract date anniversary you are eligible for a reset.

automatic customized reset program
— automatically resets your
Roll-up
benefit base on each contract date anniversary, if eligible, for the period you designate.

If your request to reset your
Roll-up
benefit base is received at our processing office more than 30 days after your contract date anniversary, your
Roll-up
benefit base will reset on the next contract date anniversary if you are eligible for a reset.

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One-time
reset requests will be processed as follows:

(i)
if your request is received within 30 days following your contract date anniversary, your
Roll-up
benefit base will be reset, if eligible, as of that contract date anniversary. If your benefit base was not eligible for a reset on that contract date anniversary, your one-time
reset request will be terminated;

(ii)
if your request is received outside the 30 day period following your contract date anniversary, your
Roll-up
benefit base will be reset, if eligible, on the next contract date anniversary. If your benefit base is not eligible for a reset, your one-time
reset request will be terminated.

Once your
one-time
reset request is terminated, you must submit a new request in order to reset your benefit base.

If you wish to cancel your elected reset program, your request must be received by our processing office at least one business day prior to your contract date anniversary to terminate your reset program for such contract date anniversary. Cancellation requests received after this deadline will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see “How to reach us”. If you die before the contract date anniversary following age 85 and your spouse continues the contract, the benefit base will be eligible to be reset on each contract date anniversary until the contract date anniversary following the spouse’s age 85 as described above.

It is important to note that once you have reset your
Roll-up
benefit base, a new waiting period to exercise the GMIB will apply from the date of the reset. Your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 85.
See “Exercise rules” under “Guaranteed minimum income benefit (“GMIB”)” and “How withdrawals affect your guaranteed benefits” for more information. Please note that in most cases, resetting your
Roll-up
benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your
Roll-up
benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See “Charges and expenses”.

If you are a traditional IRA or QP contract owner, before you reset your
Roll-up
benefit base, please consider the effect of the plan’s requirement to make lifetime required minimum distributions with respect to the contract. If you convert from a QP contract to an IRA, the waiting period for the reset under the IRA contract will take into account the time before conversion when the contract was a QP contract. If you must begin taking lifetime required minimum distributions during the
10-year
waiting period, you may want to consider taking
the annual lifetime required minimum distribution calculated for the contract from another permissible contract or funding vehicle that you maintain. See “How withdrawals affect your guaranteed benefits” and “Lifetime required minimum distribution withdrawals” in “Accessing your money.” Also, see “Required minimum distributions” under “Individual retirement arrangements (IRAs)” in “Tax information” and Appendix “Purchase considerations for QP Contracts”.

Death Benefits

Guaranteed minimum death benefit

You may choose from three death benefit options:

•	Return of Principal death benefit (there is no additional charge for this benefit);

•	Highest Anniversary Value death benefit (the current charge for this benefit is 0.35%);

•	“Greater of” death benefits:

—	The “Greater of” GMDB I (available only if elected with the GMIB I — Asset Allocation (the current charge for this benefit is 1.15%)); or

—	The “Greater of” GMDB II (available only if elected with the GMIB II — Custom Selection) (the current charge for this benefit is 1.30%).

The Return of Principal death benefit, if elected without a GMIB, is available at issue to all owners. If elected with a GMIB, the Return of Principal death benefit is issued to owners age
20-80
(age
20-70
for Series CP
®
). The Highest Anniversary Value death benefit, if elected without a GMIB, is issued to owners age
0-80
(age
0-70
for Series CP
®
). If elected with a GMIB, the Highest Anniversary Value death benefit is issued to owners age
20-80
(age
20-70
for Series CP
®
). The “Greater of” GMDB, which must be elected with a GMIB, is issued to owners age
20-65.
Please note that the maximum issue age for the death benefit options may be different for certain contract owners. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information.

Your contract provides a Return of Principal death benefit. If you do not elect one of the “Greater of” death benefits or the Highest Anniversary Value death benefit described below when your contract is issued, the death benefit is equal to your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment, OR the Return of Principal death benefit, whichever provides the higher amount. The Return of Principal death benefit is equal to your total contributions, adjusted for withdrawals (and any associated withdrawal charges, if applicable). The Return of Principal death benefit is available to all owners.

If you elect one of the “Greater of” death benefits or the Highest Anniversary Value death benefit, your death benefit is equal to your account value as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect

33

payment, or the benefit base of your elected “Greater of” GMDB or the Highest Anniversary Value death benefit on the date of the owner’s (or older joint owner’s, if applicable) death, adjusted for any subsequent withdrawals (and associated withdrawal charges, if applicable), whichever provides the higher amount. Once your contract is issued, you may not change or voluntarily terminate your death benefit. However, dropping the GMIB can cause the corresponding “Greater of” GMDB to also be dropped. Please see below and “Payment of death benefit” for more information.

The Highest Anniversary Value death benefit can be elected by itself. Each “Greater of” GMDB is available only with the corresponding GMIB. Therefore, the “Greater of” GMDB I can only be elected if you also elect the GMIB I — Asset Allocation. The “Greater of” GMDB II can only be elected if you also elect the GMIB II — Custom Selection. There is an additional charge for the “Greater of” GMDB and the Highest Anniversary Value death benefit. There is no additional charge for the Return of Principal death benefit. See “Charges and expenses”.

If you elect to drop the GMIB prior to the contract date anniversary following age 85, the “Greater of” GMDB will be dropped automatically.

If the GMIB is dropped without converting to the GWBL within 30 days after the contract date anniversary following age 85, then the “Greater of” GMDB will be retained, along with the associated charges and withdrawal treatment. If a benefit has been dropped, you will receive a letter confirming that the drop has occurred. See “Dropping the Guaranteed minimum income benefit after issue” in this Prospectus for more information.

If the “Greater of” GMDB is dropped, your death benefit value will be what the value of the Return of Principal death benefit would have been if the Return of Principal death benefit were elected at issue. If the “Greater of” GMDB is dropped on a contract anniversary, the charges will be taken, but will not be taken on future contract date anniversaries. If the “Greater of” GMDB is not dropped on a contract anniversary, then the pro rata portion of the fees will be charged.

The Highest Anniversary death benefit and the “Greater of” death benefits have an additional charge. There is no additional charge for the Return of Premium death benefit. Although the amount of your Highest Anniversary or “Greater of” death benefit will no longer increase after age 85, we will continue to deduct the charge for that death benefit as long as it remains in effect. See “Guaranteed benefit charges” in “Charges and expenses” for more information.

If you elect one of the death benefit options described above and change ownership of the contract, generally the benefit will automatically terminate, except under certain circumstances. If this occurs, any death benefit elected will be replaced automatically with the Return of Principal death benefit. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” for more information.
If your contract terminates for any reason, your Guaranteed minimum death benefit will also terminate. See “Termination of your contract” in “Determining your contract’s value” for information about the circumstances under which your contract will terminate.

Subject to state availability (see Appendix “State contract availability and/or variations of certain features and benefits” for state availability of these benefits), your age at contract issue, and your contract type, you may elect one of the death benefits described above.

For contracts with
non-natural
owners, the available death benefits are based on the annuitant’s age.

Each death benefit is equal to its corresponding benefit base described in “Guaranteed minimum death benefit and Guaranteed minimum income benefit base.” Once you have made your death benefit election, you may not change it.

If you purchase a “Greater of” GMDB with a GMIB, you will be eligible to reset your
Roll-up
benefit base. See
“Roll-up
benefit base reset” in this Prospectus.

Please see “How withdrawals affect your guaranteed benefits” in this Prospectus and “Effect of your account value falling to zero” in “Determining your contract’s value” and the section entitled “Charges and expenses” for more information on these guaranteed benefits.

If you are using your Series B or Series L contract to fund a charitable remainder trust, you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your Guaranteed minimum death benefit. See “Owner and annuitant requirements” in this Prospectus.

See Appendix “Guaranteed benefit base examples” for an example of how we calculate the guaranteed benefit bases.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” in this Prospectus for more information.

If you previously accepted an offer to terminate a guaranteed benefit, you no longer have an enhanced or the standard death benefit. Please refer to the terms of your offer for information about your remaining death benefit.

Surrendering your contract will terminate your death benefit. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

Earnings enhancement benefit

Subject to state and contract availability (see Appendix “State contract availability and/or variations of certain features and benefits” for state availability of these benefits), if you are purchasing a contract under which the Earnings enhancement benefit is available, you may elect the Earnings enhancement benefit at the time you purchase your contract. The current charge for this benefit is 0.35%. The Earnings enhancement benefit provides an additional death benefit as described below. See the appropriate part of “Tax information” for the

34

potential tax consequences of electing to purchase the Earnings enhancement benefit in an NQ or IRA contract. Once you purchase the Earnings enhancement benefit you may not voluntarily terminate this feature. If you elect the Earnings enhancement benefit at issue, and your GMIB then converts to the GWBL, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL. See “Guaranteed withdrawal benefit for life (“GWBL”)”.

If you elect the Earnings enhancement benefit described below and change ownership of the contract, generally this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information.” This benefit will also terminate if your contract terminates for any reason. See “Termination of your contract” in “Determining your contract’s value”.

The additional death benefit will be 40% of:

the
greater of:

•	the account value, or

•	any applicable death benefit

decreased by:

•	total net contributions.

For purposes of calculating your Earnings enhancement benefit, the following applies: (i) “Net contributions” are the total contributions made (or if applicable, the total amount that would otherwise have been paid as a death benefit had the spouse beneficiary or younger spouse joint owner not continued the contract plus any subsequent contributions) adjusted for each withdrawal that exceeds your Earnings enhancement benefit earnings. “Net contributions” are reduced by the amount of that excess. Earnings enhancement benefit earnings are equal to (a) minus (b) where (a) is the greater of the account value and the death benefit immediately prior to the withdrawal, and (b) is the net contributions as adjusted by any prior withdrawals (for Series CP
®
contracts, credit amounts are not included in “net contributions”); and (ii) “Death benefit” is equal to the greater
of the account value as of the date we receive satisfactory proof of death
or
any applicable Guaranteed minimum death benefit as of the date of death.

For Series CP
®
contracts, for purposes of calculating your Earnings enhancement benefit, if any contributions are made in the one-year
period prior to death of the owner (or older joint owner, if applicable), the account value will not include any credits applied in the one-year
period prior to death.

If the owner (or older joint owner, if applicable) is age 71 through 75 when we issue your contract (or if the spouse beneficiary or younger spouse joint owner is between the ages of 71 and 75 when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue), the additional death benefit will be 25% of:

the
greater of:

•	the account value, or

•	any applicable death benefit

decreased by:

•	total net contributions.

The value of the Earnings enhancement benefit is frozen on the first contract date anniversary after the owner (or older joint owner, if applicable) turns age 85, except that the benefit will be reduced for withdrawals on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of the current account value that is being withdrawn and we reduce the benefit by that percentage. For example, if the account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If the benefit is $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x 0.40) and the benefit after the withdrawal would be $24,000 ($40,000 – $16,000).

For an example of how the Earnings enhancement benefit is calculated, please see Appendix “Earnings enhancement benefit example”.

Although the value of your Earnings enhancement benefit will no longer increase after age 85, we will continue to deduct the charge for this benefit as long as it remains in effect.

For contracts continued under Spousal continuation, upon the death of the spouse (or older spouse, in the case of jointly owned contracts), the account value will be increased by the value of the Earnings enhancement benefit as of the date we receive due proof of death. Your spouse beneficiary or younger spouse joint owner must be 75 or younger when he or she becomes the successor owner for the Earnings enhancement benefit that had been elected at issue to continue after your death. The benefit will then be based on the age of the surviving spouse as of the date of the deceased spouse’s death for the remainder of the contract. If the surviving spouse is age 76 or older, the benefit will terminate and the charge will no longer be in effect. The spouse may also take the death benefit (increased by the Earnings enhancement benefit) in a lump sum. See “Spousal continuation” in “State contract availability and/or variations of certain features and benefits” in this Prospectus for more information.

The Earnings enhancement benefit must be elected when the contract is first issued: neither the owner nor the successor owner can add it after the contract has been issued. Ask your financial professional or see Appendix “State contract availability and/or variations of certain features and benefits” to see if this feature is available in your state.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” in this Prospectus for more information.

35

If you previously accepted an offer to terminate a guaranteed benefit, you no longer have an enhanced or the standard death benefit. Please refer to the terms of your offer for information about your remaining death benefit.

Payment of Death Benefit

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time during your lifetime and while the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We are not liable for any payments we make or actions we take before we receive the change. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural
owner that has joint annuitants, who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit is equal to your account value or, if greater, the applicable Guaranteed minimum death benefit. In either case, the death benefit is increased by any amount applicable under the Earnings enhancement benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit) and any amount applicable under the Earnings enhancement benefit, as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. However, this is not the case if the sole primary beneficiary of your contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See “Effect of the owner’s death”. For Series CP
®
contracts, the account value used to determine the death benefit and the Earnings enhancement benefit will first be reduced by the amount of any credits applied in the one-year
period prior to the owner’s (or older joint owner’s, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner’s (or older joint owner’s, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

When we use the terms
owner
and
joint owner
, we intend these to be references to
annuitant
and
joint annuitant
, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural
owner and the GWBL is not in effect, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable. Under contracts with GWBL, the terms owner
and
successor owner
are intended to be references to
annuitant
and
joint annuitant
, respectively, if the contract has a
non-natural
owner.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election.

You should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

Effect of the owner’s death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. For Joint life contracts with GWBL, the death benefit is paid to the beneficiary at the death of the second to die of the owner and successor owner. No death benefit will be payable upon or after the contract’s Annuity maturity date, which will never be later than the contract date anniversary following your 95th birthday.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option. For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the “Spousal continuation” feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal
joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under “Non-spousal joint owner contract continuation.”

36

If you are the sole owner, your surviving spouse may have the option to:

•	take the death benefit proceeds in a lump sum;

•	continue the contract as a successor owner under “Spousal continuation” (if your spouse is the sole primary beneficiary) or under our Beneficiary continuation option, as discussed below; or

•	roll the death benefit proceeds over into another contract.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse’s new contract. Any death proceeds will remain invested in this contract until your spouse’s new contract is issued. The amount of the death benefit will be calculated to equal the greater of the account value (as of the date your spouse’s new contract is issued) and the applicable guaranteed minimum death benefit (as of the date of your death). This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse’s new contract is issued.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner’s death (the
“5-year
rule”). In certain cases, an individual beneficiary or
non-spousal
surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner’s death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal
joint owner continues the contract under the
5-year
rule, in general, all guaranteed benefits and their charges will end. For more information on non-spousal
joint owner contract continuation, see the section immediately below.

Non-spousal
joint owner contract continuation

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner’s death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher, and by the value of the Earnings enhancement benefit. The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. For Series CP
®
contracts, if any contributions are made during the
one-year
period prior to the owner’s death, the account value will first be reduced by any credits applied to any such contributions. If the contract continues, the Guaranteed minimum death benefit and charge and the GMIB and charge will then be discontinued. Withdrawal charges, if applicable under your Accumulator
®
Series contract, will no longer apply, and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues, the death benefit is not payable, and the Guaranteed minimum death benefit and the Earnings enhancement benefit, if applicable, will continue without change. If the GMIB cannot be exercised within the period required by federal tax laws, the benefit and charge will terminate as of the date we receive proof of death. Withdrawal charges, if applicable under your Accumulator
®
Series contract, will continue to apply and no additional contributions will be permitted. If the GMIB converts to the GWBL, the provisions described in this paragraph will apply at the death of the younger owner, even though the GWBL is calculated using the age of the surviving older owner.

Spousal continuation

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural
person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse’s death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a single owner contract) may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

•	As of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary, we will increase the account value to equal the elected Guaranteed minimum death benefit as of the date of your death if such death benefit is greater than such account value, plus any amount applicable under the Earnings enhancement benefit, and adjusted for any subsequent withdrawals. For Series CP
®
contracts, if any contributions are made during the
one-year
period prior to the owner’s death, the account value will first be reduced by any credits applied to any such contributions. The increase in the account value will be allocated to the investment options according to the allocation percentages we have on file for your contract.

37

•	In general, withdrawal charges will no longer apply to contribu- tions made before your death. Withdrawal charges, if applicable, will apply if additional contributions are made.

•	The Annual Roll-up rate will operate as follows:

—
If the original/older owner dies prior to the contract date anniversary when he/she is age 64 and withdrawals under the contract have begun, the annual roll-up rate for the contract is locked in at 4%, regardless of the age of the surviving spouse or when withdrawals begin under spousal continuation, and the benefit base will roll up to age 85 of the surviving spouse.

—
If the original/older owner dies prior to the contract date anniversary when he/she is age 64 and withdrawals under the contract have not yet begun, the annual roll-up rate will be 4% if the first withdrawal from the contract occurs prior to the contract date anniversary when the original/older owner would have been age 64 and the annual roll-up rate will be 5% if the first withdrawal from the contract occurs on or after the contract date anniversary when the original/older owner would have been age 64. In either case, the benefit base will roll up to age 85 of the surviving spouse.

—
If the original/older owner died on or after the contract date anniversary when he/she was age 64 and withdrawals under the contract began prior to the contract date anniversary when he/she was age 64, the annual roll-up rate for the contract is locked in at 4%, regardless of the age of the surviving spouse or when withdrawals begin under spousal continuation, and the benefit base will roll up to age 85 of the surviving spouse.

—
If the original/older owner died on or after the contract date anniversary when he/she was age 64 and withdrawals under the contract began after the contract date anniversary when he/she was age 64, the annual roll-up rate for the contract would be locked in at 5%, regardless of the age of the surviving spouse or when withdrawals begin under spousal continuation, and the benefit base will roll up to age 85 of the surviving spouse.

—
If the original/older owner died on or after the contract date anniversary when he/she was age 64 and withdrawals under the contract had not yet begun, the annual roll-up rate for the contract would be locked in at 5%, regardless of the age of the surviving spouse or when withdrawals begin under spousal continuation, and the benefit base will roll up to age 85 of the surviving spouse.

•	The applicable Guaranteed minimum death benefit, including the Guaranteed minimum death benefit under contracts in which the GMIB has converted to the GWBL, may continue as follows:

—	If you elected the Highest Anniversary Value death benefit (either without GMIB or combined with the GMIB) and your spouse is age 80 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. The charge for the applicable Guaranteed minimum death benefit will continue to apply, even after the Guaranteed minimum death benefit no longer rolls up or is no longer eligible for resets. If you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. The charge for the applicable Guaranteed minimum death benefit will continue to apply, even after the Guaranteed minimum death benefit no longer rolls up or is no longer eligible for resets.

—
If you elected the Highest Anniversary Value death benefit (either without GMIB or combined with the GMIB) and your surviving spouse is age 81 or older on the date of your death, the Guaranteed minimum death benefit will be frozen, which means:

∎	On the date your spouse elects to continue the contract, the value of the Guaranteed minimum death benefit will be set to equal the amount of the Guaranteed minimum death benefit base on the date of your death. If your account value is higher than the Guaranteed minimum death benefit base on the date of your death, the Guaranteed minimum death benefit base will not be
increased
to equal your account value.

∎	The Guaranteed minimum death benefit will no longer be eligible to increase, and will be subject to pro rata reduction for any subsequent withdrawals.

∎	The charge for the Guaranteed minimum death benefit will be discontinued.

∎	Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the account value and the value of the Guaranteed minimum death benefit.

—
If you elected either the “Greater of” GMDB I or “Greater of” GMDB II (combined with the GMIB) and your spouse is age 65 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. If you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. The charge for the applicable Guaranteed minimum death benefit will continue to apply, even after the

38

Guaranteed minimum death benefit no longer rolls up or is no longer eligible for resets.

—
If the Guaranteed minimum death benefit continues, the
Roll-Up
benefit base reset, if applicable, will be based on the surviving spouse’s age at the time of your death. The next available reset will be based on the contract issue date or last reset, as applicable. The next available reset will also account for any time elapsed before the election of the Spousal continuation. This does not apply to contracts in which the GMIB has converted to the GWBL.

—
If you elected either the “Greater of” GMDB I or “Greater of” GMDB II (combined with the GMIB) and your surviving spouse is age 66 or older on the date of your death, the Guaranteed minimum death benefit will be frozen, which means:

∎	On the date your spouse elects to continue the contract, the value of the Guaranteed minimum death benefit will be set to equal the amount of the Guaranteed minimum death benefit base on the date of your death. If your account value is higher than the Guaranteed minimum death benefit base on the date of your death, the Guaranteed minimum death benefit base will not be increased
to equal your account value.

∎	The Guaranteed minimum death benefit will no longer be eligible to increase, and will be subject to pro rata reduction for any subsequent withdrawals.

∎	The charge for the Guaranteed minimum death benefit will be discontinued.

∎	Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the account value and the value of the Guaranteed minimum death benefit.

—
In all cases, whether the Guaranteed minimum death benefit continues or is discontinued, if your account value is lower than the Guaranteed minimum death benefit base on the date of your death, your account value will be increased
to equal the Guaranteed minimum death benefit base.

•	The Earnings enhancement benefit will be based on the surviving spouse’s age at the date of the deceased spouse’s death for the remainder of the life of the contract. If the benefit had been pre-
viously frozen because the older spouse had attained age 85, it will be reinstated if the surviving spouse is age 75 or younger. The benefit is then frozen on the contract date anniversary after the surviving spouse reaches age 85. If the surviving spouse is age 76 or older, the benefit and charge will be discontinued.

•	The GMIB may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse’s age at the date of the deceased spouse’s death. See “Guaranteed minimum income benefit (“GMIB”)” in “Benefits available under the contract”. If the GMIB continues, the charge for the GMIB will continue to apply.
•	If you convert the GMIB to the GWBL on a Joint life basis, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse. Withdrawal charges, if applicable, will continue to apply to all contributions made prior to the deceased spouse’s death. No additional contributions will be permitted. If the GMIB converts to the GWBL on a Single life basis, the benefit and charge will terminate.

•	If the older owner of a Joint life contract under which the GMIB converted to the GWBL dies, and the younger spouse is age 75 or younger at the time of the older spouse’s death, the elected Guaranteed minimum death benefit will continue to roll up and ratchet in accordance with its terms until the contract date anniversary following the surviving spouse’s age 85. If the surviving spouse is age 76 or older at the time of the older spouse’s death, the benefit will continue in force, but there will be no increase. Regardless of the age of the younger spouse, there will be no
Roll-up
benefit base reset.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant’s death the annuitant’s spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant’s death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

•	The Guaranteed minimum death benefit, the Earnings enhancement benefit and the GMIB continue to be based on the older spouse’s age for the life of the contract.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

•	If the GMIB has converted to the GWBL, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse.

•	The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.

Beneficiary continuation option

This feature permits a designated individual, on the contract owner’s death, to maintain a contract with the deceased contract owner’s name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state

39

availability. Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, due to the changes made by the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) enacted at the end of 2019. Please speak with your financial professional or see Appendix “State contract availability and/or variations of certain features and benefits” for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information. For Joint life contracts with GWBL, the Beneficiary continuation option is only available after the death of the second owner.

Beneficiary continuation option for traditional IRA and Roth IRA contracts only.
The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value, plus any amount applicable under the Earnings enhancement benefit feature, adjusted for any subsequent withdrawals. For Series CP
®
contracts, the account value will first be reduced by any credits applied in a one-year
period prior to the owner’s death.

For deaths after December 31, 2019, only specified individuals who are “eligible designated beneficiaries” or “EDBs” may stretch post-death payments over the beneficiary’s life expectancy. See “required minimum distributions after your death” under “Tax Information.” Individual beneficiaries who do not have EDB status (including beneficiaries named by the original beneficiary to receive any remaining interest after the death of the original beneficiary) must take out any remaining interest in the IRA or plan within 10 years of the applicable death. Trusts for individuals which would be considered as “see-through” trusts under the rules prior to January 1, 2020 no longer qualify to elect the beneficiary continuation option, except under narrowly defined circumstances.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

•	The contract continues with your name on it for the benefit of your beneficiary.

•	The beneficiary replaces the deceased owner as annuitant.

•	This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

•	If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the beneficiary’s own life expectancy, if payments over life expectancy are chosen.
•	The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

•	If any guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

•	The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

•	Any partial withdrawal must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

•	Upon the death of your beneficiary, the following distribution rules will apply to the subsequent beneficiary named by your beneficiary: (1) if your beneficiary is an EDB or you died on or before December 31, 2019, the subsequent beneficiary must withdraw any remaining amount within ten years of your beneficiary’s death; or (2) if your beneficiary is not an EDB, the subsequent beneficiary must withdraw any remaining amount within 10 years of your death. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

Beneficiary continuation option for NQ contracts only.
This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, “beneficiary” refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary’s life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as “scheduled payments.” The beneficiary may choose the
“5-year
rule” instead of scheduled payments over life expectancy. If the beneficiary chooses the
5-year
rule, there will be no scheduled payments. Under the
5-year
rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

•	This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

40

•	The beneficiary automatically replaces the existing annuitant.

•	The contract continues with your name on it for the benefit of your beneficiary.

•	If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the respective beneficiary’s own life expectancy, if scheduled payments are chosen.

•	The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

•	If any guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

•	If the beneficiary chooses the
“5-year
rule,” withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may take withdrawals, in addition to scheduled payments, at any time.

•	Any partial withdrawals must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary’s death.

•	Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the
5-year
rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:

•	As of the date we receive satisfactory proof of death and any required instructions, information and forms necessary to effect the Beneficiary continuation option, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value plus any amount applicable under the Earnings enhancement benefit adjusted for any subsequent withdrawals. For Series CP
®
contracts, the account value will first be reduced by any credits applied in a one-year
period prior to the owner’s death.

•	No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.
If the deceased is the younger
non-spousal
joint owner:

•	The annuity account value will not be reset to the death benefit amount.

•	The contract’s withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract’s free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

•	We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the “Withdrawal charges” in “Charges and expenses”.

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse’s age, need for immediate income and a desire to continue any guaranteed benefits under the contract.

Living Benefits

Guaranteed minimum income benefit (“GMIB”)

This section describes the Guaranteed minimum income benefit (“GMIB”).

The GMIB is available to owners ages 20–80 (ages
20-70
for Series CP
®
contracts). For owner ages 66–80 at issue, the “Greater of” GMDB I and the “Greater of” GMDB II are not available. See Appendix “State contract availability and/or variations of certain features and benefits” for more information. You may elect one of the following:

•	The Guaranteed minimum income benefit I — Asset Allocation (“GMIB I — Asset Allocation”) (the current charge for this benefit is 1.15%).

•	The Guaranteed minimum income benefit II — Custom Selection (“GMIB II — Custom Selection”) (the current charge for this benefit is 1.30%).

Both options include the ability to reset your
Roll-up
benefit base. See
“Roll-up
benefit base reset”. Under GMIB I — Asset Allocation, you are restricted to the investment options available under Option A — Asset Allocation. Under GMIB II — Custom Selection, you can choose either Option A — Asset Allocation or Option B — Custom Selection. You should not elect GMIB II — Custom Selection and invest your account value in Option A if you plan to never switch to Option B, since GMIB I — Asset Allocation’s optional benefit charge is lower and offers Option A.

If you elect the GMIB I — Asset Allocation, you may elect the Return of Principal death benefit, Highest Anniversary Value death benefit, or the “Greater of” GMDB I. You may not elect the “Greater of” GMDB II.

If you elect the GMIB II — Custom Selection, you may elect the Return of Principal death benefit, Highest Anniversary

41

Value death benefit, or the “Greater of” GMDB II. You may not elect the “Greater of” GMDB I.

If the contract is jointly owned, the GMIB will be calculated on the basis of the older owner’s age. There is an additional charge for the GMIB which is described under “Guaranteed minimum income benefit charge” in “Charges and expenses”.

This feature is not available for an Inherited IRA. If you are using the contract to fund a charitable remainder trust (for Series B and Series L contracts only), you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your GMIB. See “Owner and annuitant requirements” in this Prospectus. If the owner was older than age 60 at the time an IRA or QP contract was issued, the GMIB may not be an appropriate feature because the minimum distributions required by tax law generally must begin before the GMIB can be exercised. See “How withdrawals affect your guaranteed benefits”.

If you elect the GMIB option and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”.

The GMIB guarantees you a minimum amount of fixed income under a life annuity fixed payout option. You choose whether you want the option to be paid on a single or joint life basis at the time you exercise your GMIB. An additional payout option may be available for certain contract owners. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information. This benefit provides a minimum guarantee that may never come into effect.

We may also make other forms of payout options available. For a description of payout options, see “Your annuity payout options” in “Accessing your money”.

The Guaranteed minimum income benefit should be regarded as a safety net only.

When you exercise the GMIB, the annual lifetime income that you will receive will be the greater of (i) your GMIB which is calculated by applying your Roll-up benefit base, less any applicable withdrawal charge remaining (if exercised prior to age 85), to GMIB guaranteed annuity purchase factors, or (ii) the income provided by applying your account value to our then current annuity purchase factors or base contract guaranteed annuity purchase factors. The benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your contract and not to any other guaranteed or current annuity purchase rates. Your account value is never applied to the guaranteed annuity purchase factors under GMIB. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

When you elect to receive annual lifetime income, your contract (including its death benefit and any account or cash values) will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see “Exercise of GMIB”.

Before you elect the GMIB, you should consider the fact that it provides a form of insurance and is based on conservative actuarial factors. Therefore, even if your account value is less than your benefit base, you may generate more income by applying your account value to current annuity purchase factors.
We will make this comparison for you upon request.

Surrendering your contract will terminate your GMIB. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

Annual
Roll-up
rate

Beginning with the contract year in which the first withdrawal is taken out of the contract until the contract date anniversary following age 85, the Annual Roll-up rate is:

•	5%, if withdrawals begin after the contract date anniversary when the owner is age 64.

•	4%, if withdrawals begin on or prior to the contract date anniversary when the owner is age 64.

The Annual
Roll-up
rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your
Roll-up
benefit base for the contract year in which the first withdrawal is made from your contract and all subsequent contract years. The
Roll-up
rate used to calculate amounts credited to your
Roll-up
benefit base in the contract years prior to the first withdrawal from your contract is called the “Deferral
Roll-up
rate”.

The Annual Roll rate operates differently if your spouse continues the contract as successor owner upon your death. Please see “Spousal continuation” in “Benefits available under the contract” for more information on how the Annual Roll-up rate is determined for the contract if your spouse continues the contract as successor owner upon your death.

Deferral
Roll-up
rate

The Deferral
Roll-up
rate is 5%. The Deferral
Roll-up
rate is only used to calculate amounts credited to your
Roll-up
benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your contract.

Annual
Roll-up
amount and annual
Roll-up
benefit base adjustment

The Annual
Roll-up
amount is an amount credited to your
Roll-up
benefit base on each contract date anniversary once you take a withdrawal from your contract. The Annual Roll-up amount adjustment to your Roll-up benefit base is a primary way to increase the value of your Roll-up benefit base. This amount is calculated by taking into account your
Roll-up
benefit base from the preceding contract date anniversary, the Annual
Roll-up
rate, contributions to your contract during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. A

42

withdrawal taken in the first contract year is an Excess withdrawal and will reduce (i) your Roll-up benefit base on pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program in the first contract year will reduce your Roll-up benefit base on a dollar-for-dollar basis.

Your Annual
Roll-up
amount at the end of the contract year is calculated, as follows:

•	your Roll-up benefit base on the preceding contract date anniversary, multiplied by:

•	the Annual Roll-up rate; less

•	any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

•	A pro-rated Roll-up amount for any contribution to your contract during the contract year.

A
pro-rated
Roll-up
amount is based on the number of days in the contract year after the contribution.

The
Roll-up
benefit base, used in connection with the GMIB and the “Greater of” GMDB, stops rolling up on the contract date anniversary following the owner’s (or older joint owner, if applicable) 85th birthday.

In the event of your death, a
pro-rated
portion of the Annual
Roll-up
amount will be added to the
Roll-up
benefit base, if applicable.

Amounts withdrawn from your contract in excess of your Annual withdrawal amount, and all subsequent withdrawals from your contract in that contract year, will always reduce your
Roll-up
benefit base on a pro rata basis. For more information, see “How withdrawals affect your guaranteed benefits”.

Deferral
Roll-up
amount and annual
Roll-up
benefit base adjustment

The Deferral
Roll-up
amount is an amount credited to your
Roll-up
benefit base on each contract date anniversary before you take your first withdrawal from your contract. The amount is calculated by taking into account your
Roll-up
benefit base from the preceding contract date anniversary, the Deferral
Roll-up
rate and contributions to your contract during the contract year.

Your Deferral
Roll-up
amount at the end of the contract year is calculated as follows:

•	your Roll-up benefit base on the preceding contract date anniversary, or initial benefit base in the first contract year, multiplied by:

•	5% (the Deferral Roll-up rate); plus

•	A pro-rated Deferral Roll-up amount for any contribution to your contract during the contract year.

A
pro-rated
Deferral
Roll-up
amount is based on the number of days in the contract year after the contribution.
In the event of your death, a
pro-rated
portion of the Deferral
Roll-up
amount will be added to the
Roll-up
benefit base, if applicable.

Annual withdrawal amount

Your Annual withdrawal amount is calculated on the first day of each contract year beginning in the second contract year, and is equal to:

•	the Annual Roll-up rate, multiplied by;

•	the Roll-up benefit base as of the most recent contract date anniversary.

You do not have an Annual withdrawal amount in the first contract year. Any withdrawal from your contract during the first contract year is treated as an Excess withdrawal and will reduce your
Roll-up
benefit base on a pro rata basis and your Annual Roll-up amount on a dollar-for-dollar basis.

Beginning in the second contract year, you may withdraw up to your Annual withdrawal amount without reducing your
Roll-up
benefit base. Amounts withdrawn from your contract in excess of your Annual withdrawal amount, and all subsequent withdrawals from your contract in that contract year, will always reduce your
Roll-up
benefit base on a pro rata basis. Each such withdrawal is referred to as an “Excess withdrawal”. For an example of how a pro rata reduction works, see “How withdrawals affect your guaranteed benefits”.
It is important to note that withdrawals in
excess of your Annual withdrawal amount may have a harmful effect on your guaranteed benefit bases. An Excess withdrawal that reduces your account value to zero will cause your GMIB to terminate.

Please remember that the
Roll-up
benefit base is only one component of the benefit base for the “Greater of” GMDB I and “Greater of” GMDB II. These benefit bases are equal to the greater of the
Roll-up
benefit base and the Highest Anniversary Value benefit base. This means if the Highest Anniversary Value benefit base is greater than the
Roll-up
benefit base at the time of a withdrawal, even if your
Roll-up
benefit base is not reduced as a result of the withdrawal, your “Greater of” death benefit base will be reduced. Your Annual withdrawal amount is based solely on your
Roll-up
benefit base; it is not impacted by your Highest Anniversary Value benefit base.

Your Annual withdrawal amount is calculated using the Annual
Roll-up
rate. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year.

Effect of an Excess withdrawal.
An Excess withdrawal will always reduce your
Roll-up
benefit base and your Highest Anniversary Value benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals in that contract year will reduce your guaranteed benefit bases on a pro rata basis.

43

For an example of how your Annual withdrawal amount, Annual Roll-up amount, Deferral Roll-up amount and an Excess withdrawal affect your Roll-up benefit base see Appendix “Guaranteed benefit base examples”.

GMIB “no lapse guarantee”
.
 In general, if your account value falls to zero (except as discussed below), the GMIB will be exercised automatically, based on the owner’s (or older joint owner’s, if applicable) current age and benefit base, as follows:

•	You will be issued a life only supplementary contract based on your life. Upon exercise, your contract (including its death benefit and any account or cash values) will terminate.

•	You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

The no lapse guarantee will terminate under the following circumstances:

•	If your aggregate withdrawals during your second or later contract year exceed your Annual withdrawal amount;

•	Upon the contract date anniversary following the owner (or older joint owner, if applicable) reaching age 85.

If your no lapse guarantee is no longer in effect and your account value subsequently falls to zero, your contract will terminate without value, and you will lose the Guaranteed minimum income benefit, Guaranteed minimum death benefit (if elected) and any other guaranteed benefits.

Please note that if you participate in our Automatic RMD service, an automatic withdrawal under that program will not cause the no lapse guarantee to terminate even if a withdrawal causes your total contract year withdrawals to exceed your Annual withdrawal amount.

Exercise of GMIB.
On each contract date anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the GMIB.

We deduct guaranteed benefit and annual administrative charges from your account value on your contract date anniversary. If you elected the Guaranteed minimum income benefit, you can only exercise the benefit during the 30 day period following your contract date anniversary. Therefore, if your account value is not sufficient to pay fees on your next contract date anniversary, your contract will terminate without value and you will not have an opportunity to exercise your Guaranteed minimum income benefit unless the no lapse guarantee provision under your contract is still in effect. See “Effect of your account value falling to zero” in “Determining your contract’s value”.

You must return your contract to us, along with all required information within 30 days following your contract date anniversary, in order to exercise this benefit. Upon exercising the GMIB, any Guaranteed minimum death benefit you elected will terminate without value. Also, upon exercise of the GMIB, the owner (or older joint owner, if applicable) will become the annuitant, and the contract will be annuitized on the basis of the annuitant’s life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued. Under monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. See “Accessing your money” under “Withdrawing your account value”. Payments end with the last payment before the annuitant’s (or joint annuitant’s, if applicable) death.

Please see “Exercise of the GMIB in the event of a GMIB fee increase” under “Charges and expenses” for information on exercising your GMIB upon notice of a change to the GMIB fee.

Exercise rules.
The latest date you may exercise the GMIB is the 30th day following the contract date anniversary following your 85th birthday. Withdrawal charges, if any, will not apply when the GMIB is exercised at age 85. Other options are available to you on the contract date anniversary following your 85th birthday. See “Guaranteed withdrawal benefit for life (“GWBL”)”. In addition, eligibility to exercise the GMIB is based on the owner’s (or older joint owner’s, if applicable) age, as follows:

•	If you were at least age 20 and no older than age 44 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 15th contract date anniversary.

•	If you were at least age 45 and no older than age 49 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary after age 60.

•	If you were at least age 50 and no older than age 75 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 10th contract date anniversary.

To exercise the Guaranteed minimum income benefit:

—	We must receive your notification in writing within 30 days following any contract date anniversary on which you are eligible; and

—	Your account value must be greater than zero on the exercise date. See “Effect of your account value

44

falling to zero” in “Determining your contract’s value” for more information about the impact of insufficient account value on your ability to exercise the Guaranteed minimum income benefit.

Please note:

(i)
if you were age 76 when the contract was issued or the
Roll-up
benefit base was reset when you were between the ages of 75 and 80, the only time you may exercise the GMIB is within 30 days following the contract date anniversary following your attainment of age 85;

(ii)
for Accumulator
®
Series QP contracts, the Plan participant can exercise the GMIB only if he or she elects to take a distribution from the Plan and, in connection with this distribution, the Plan’s trustee changes the ownership of the contract to the participant. This effects a rollover of the Accumulator
®
Series QP contract into an Accumulator
®
Series traditional IRA. This process must be completed within the
30-day
time frame following the contract date anniversary in order for the Plan participant to be eligible to exercise. However, if the GMIB is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be affected and payments will be made directly to the trustee;

(iii)
since no partial exercise is permitted, owners of defined benefit QP contracts who plan to change ownership of the contract to the participant must first compare the participant’s lump sum benefit amount and annuity benefit amount to the Roll-up benefit base and account value, and make a withdrawal from the contract if necessary. See “How withdrawals affect your guaranteed benefits”;

(iv)
if you reset the
Roll-up
benefit base (as described earlier in this section), your new exercise date will be the tenth contract date anniversary following
the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 85. Please note that in most cases, resetting your
Roll-up
benefit base will lengthen the waiting period;

(v)
a spouse beneficiary or younger spouse joint owner under Spousal continuation may only continue the GMIB if the contract is not past the last date on which the original owner could have exercised the benefit. In addition, the spouse beneficiary or younger spouse joint owner must be eligible to continue the benefit and to exercise the benefit under the applicable exercise rule (described in the above bullets) using the following additional rules. The spouse beneficiary or younger spouse joint owner’s age on the date of the owner’s death replaces the owner’s age at issue, for purposes of determining the availability of the benefit and which of the exercise rules applies. For example, if an owner is age 70 at issue, and he dies at age 79, and the spouse beneficiary is 86 on the date of his death, she will not be able to exercise the GMIB, even though she was 77 at the time the contract was issued, because eligibility is measured using her age at the time of the owner’s death, not her age on the issue date. The original contract issue date will continue to apply for purposes of the exercise rules;

(vi)
if the contract is jointly owned and not an IRA contract, you can elect to have the GMIB paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner’s age (if applicable);

(vii)
if the contract is an IRA contract, you can elect to have the Guaranteed minimum income benefit paid either: (a) as a joint life benefit, but only if the joint annuitant is your spouse or (b) as a single life benefit paid on the basis of the older annuitant’s age; and

(viii)
if the contract is owned by a trust or other
non-natural
person, eligibility to elect or exercise the GMIB is based on the annuitant’s (or older joint annuitant’s, if applicable) age, rather than the owner’s.

See “Effect of the owner’s death” under “Benefits available under the contract” for more information.

If your account value is insufficient to pay applicable charges when due, your contract will terminate, which could cause you to lose your Guaranteed minimum income benefit. For more information, please see “Effect of your account value falling to zero” in “Determining your contract’s value” and the section entitled “Charges and expenses”.

For information about the impact of withdrawals on the Guaranteed minimum income benefit and any other guaranteed benefits you may have elected, please see “How withdrawals affect your guaranteed benefits”.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” for more information.

If you previously accepted an offer to terminate a guaranteed benefit, you no longer have an enhanced or the standard death benefit. Please refer to the terms of your offer for information about your remaining death benefit.

GMIB annuity purchase factors.
Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and base contract annuity payout options. GMIB annuity purchase factors are based on the owner’s (and any younger joint owner’s) age, frequency of payment, are the same regardless of gender, and are generally more conservative than the base contract annuity purchase factors. Base contract annuity payout options are discussed under “Your annuity payout options” in “Accessing your money” later in this Prospectus. Base contract annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner’s (and any joint owner’s) age and sex in certain instances. We may provide more favorable current annuity

45

purchase factors for the annuity payout options than those specified in your contract.

Asset transfer program (“ATP”)

If the GMIB, the “Greater of” GMDB or the GWBL is in effect, you are required to participate in the asset transfer program (“ATP”). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the ATP Portfolio and the variable investment options. The formulas applicable to you may not be altered once you elect the benefit. In essence, we seek to preserve account value by transferring some or all of your account value to a more stable option (i.e., the ATP Portfolio). The formulas also contemplate the transfer of some or all of the account value from the ATP Portfolio to the variable investment options according to your allocation instructions on file. The formulas are described below and are also described in greater detail in Appendix “Formula for asset transfer program for guaranteed benefits”.

The ATP Portfolio will only be used to hold amounts transferred out of your variable investment options in accordance with the formulas described below. The ATP Portfolio is not part of Option A or Option B, and you may not directly allocate a contribution to the ATP Portfolio or request a transfer of account value into the ATP Portfolio. The ATP applies regardless of whether you elect Option A or Option B. On a limited basis, you may request a transfer out of the ATP Portfolio, subject to the rules discussed below. For a summary description of the ATP Portfolio, please see “Portfolios of the Trusts” in “Purchasing the Contract”.

Transfers into or out of the ATP Portfolio, if required, are processed on each valuation day. The valuation day occurs on each contract monthiversary. The contract monthiversary is the same date of the month as the contract date. If the contract monthiversary is not a business day in any month, the valuation day will be the preceding business day. For contracts with issue dates after the 28th day of the month, the valuation day will be on the first business day of the following month. In the twelfth month of the contract year, the valuation day will be on the contract date anniversary. If the contract date anniversary occurs on a day other than a business day, the valuation day will be the business day immediately preceding the contract date anniversary.

In general, the formulas work as follows. On each valuation day, two formulas — the ATP formula and the transfer amount formula — are used to automatically perform an analysis with respect to your GMIB. For purposes of these calculations, amounts in the guaranteed interest option and any Special DCA program are excluded from amounts that are transferred into the ATP Portfolio.

The first formula, called the ATP formula, begins by calculating a contract ratio, which is determined by dividing the account value by the Roll-up benefit base, and subtracting the resulting number from one. The contract ratio is then compared to predetermined “transfer points” to determine what portion of account value needs to be held in the ATP Portfolio.

If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the ATP Portfolio, if any, will be transferred to the variable investment options according to your allocation instructions on file. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the ATP Portfolio depending on the account value already in the ATP Portfolio, the guaranteed interest option and a Special DCA program. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of your account value in the variable investment options, will be transferred into the ATP Portfolio.

ATP transfers into the ATP Portfolio will be transferred out of your variable investment options on a pro rata basis. ATP transfers out of the ATP Portfolio will be allocated among the variable investment options in accordance with your allocation instructions on file. Any amounts that would have been allocated to the guaranteed interest option, based on your allocation instructions on file, will be allocated among the variable investment options. No amounts will be transferred into or out of the guaranteed interest option or a Special DCA program as a result of any ATP transfer.

If you make a contribution after the contract date, that contribution will be allocated according to the instructions that you provide or, if we do not receive any instructions, according to the allocation instructions on file for your contract. If the contribution is processed on a valuation day, it will be subject to an ATP transfer calculation on that day. If the contribution is received between valuation days, the amount contributed will be subject to an ATP transfer calculation on the next valuation day.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the ATP Portfolio when the ATP formula indicates that such a transfer is required. For example, the transfer amount formula reallocates account value such that for every 1% by which the contract ratio exceeds the minimum transfer point after the transaction 10% of the account value will be invested in the ATP Portfolio, the guaranteed interest option, and a Special DCA program. When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the ATP Portfolio such that 100% of account value will be invested in the ATP Portfolio, the guaranteed interest option, and a Special DCA program. On the first day of your first contract year, the minimum transfer point is 10% and the maximum transfer point is 20%. The minimum and maximum transfer points increase each contract monthiversary. After the 20th contract year, the minimum transfer point is 50% and the maximum transfer point is 60%. See Appendix “Formula for asset transfer program for guaranteed benefits” for a list of transfer points.

On any day that a transfer (excluding a dollar cost averaging transfer) is made out of the guaranteed interest option into a variable investment option, the formulas described above will be run, which may in turn trigger an off cycle ATP transfer. Regardless of when this off cycle valuation occurs, an ATP valuation will again occur on the next valuation day. An off cycle valuation will not occur on a monthiversary. Cancellation of any dollar cost averaging program will not trigger an off

46

cycle ATP transfer. For the purposes of any off cycle calculation, the ATP transfer formula will use the account value as of the previous business day. Off cycle calculations will use the transfer points for the most recent valuation day.

If you take a withdrawal from your contract and there is account value allocated to the ATP Portfolio, the withdrawal will be taken pro rata out of your variable investment options (including the ATP Portfolio) and the guaranteed interest option, if applicable. If there is insufficient value or no value in those investment options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the Special DCA program.

Subject to any necessary regulatory approvals and advance notice to affected contract owners, we reserve the right to utilize an investment option other than the ATP Portfolio as part of the ATP.

ATP exit option.
Apart from the operation of the formulas, you may request a transfer of account value in the ATP Portfolio. You may wish to exercise the ATP exit option if you seek greater equity exposure and if it meets your investment goals and risk tolerance. This strategy may result in higher growth of your account value if the market increases which may also increase your benefit bases upon a reset. On the other hand, if the market declines, your account value will also decline which will reduce the likelihood that your benefit bases will increase. You should consult with your financial professional to assist you in determining whether exercising the ATP exit option meets your investment goals and risk tolerance.

The ATP exit option is subject to the following limitations:

•	You may not transfer out of the ATP Portfolio during the first contract year.

•	Beginning in the second contract year, you may make a transfer out of the ATP Portfolio only once per contract year.

•	You must elect the transfer on a specific transfer form we provide.

•	100% of your account value in the ATP Portfolio must be transferred out. You cannot request a partial transfer. The transfer will be allocated to your variable investment options based on the instructions we have on file.

•	There is no minimum account value requirement for the ATP exit option. You may make this election if you have any account value in the ATP Portfolio.

•	We are not able to process an ATP exit option on a valuation day or on a day where we process an off cycle transfer. If your transfer form is received in good order on a valuation day or a day on which we process an off cycle transfer, your ATP exit option will be processed on the next business day. If no account value remains in the ATP Portfolio on that day, there will be no transfer and your election will not count as your one permitted ATP exit option for that contract year.

If we process an ATP exit option, we will recalculate your benefit bases. A transfer may result in a reduction in your benefit bases and therefore a reduction in the value of your benefits.
On the day the ATP exit option is processed, the current value of the
Roll-up
benefit base is compared to the new benefit base produced by the ATP exit option formula. The
Roll-up
benefit base is adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula.

If the
Roll-up
benefit base is adjusted, there are no corresponding adjustments made to the Deferral
Roll-up
amount, the Annual
Roll-up
amount and the Annual withdrawal amount in that contract year. Any such amounts are added to your newly adjusted
Roll-up
benefit base.

The effect of the ATP exit option on the Guaranteed minimum death benefit bases is as follows:

•	“Greater of” GMDB: Both the
Roll-up
benefit base and the Highest Anniversary Value benefit base will be adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula. There is the potential that the
Roll-up
benefit base will be adjusted without a corresponding adjustment to the Highest Anniversary Value benefit base and vice versa.

•	Highest Anniversary Value death benefit: The benefit base value for the Highest Anniversary Value death benefit will be adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula.

•	Return of Principal death benefit: The Return of Principal death benefit base is not adjusted.

For information about the ATP exit option, please see Appendix “Formula for asset transfer program for guaranteed benefits”.

ATP continuation rules.
Under the following circumstances the ATP will continue as described above, except that the ATP exit option will no longer be available. See Appendix “Formula for asset transfer program for guaranteed benefits” for more information.

•	If the GMIB converts to the GWBL on the contract date anniversary following age 85, the ATP will use the GWBL benefit base for all applicable calculations.

•	If the “Greater of” GMDB is elected with the GMIB and the GMIB is dropped without converting to GWBL on the contract date anniversary following age 85, the ATP will use the GMDB benefit base for all applicable calculations.

•	If you convert to the GWBL while the “Greater of” GMDB is in effect and later drop the GWBL, the ATP will use the GMDB benefit base for all applicable calculations.

Dropping the Guaranteed minimum income benefit after issue

You may drop the GMIB from your contract after issue and prior to conversion to the GWBL, subject to the following restrictions:

•	You may not drop the GMIB if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions.

•	The GMIB will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the GMIB on a date

47

other than a contract date anniversary, we will deduct a pro rata portion of the GMIB charge for the contract year on that date.

•	If you elect the “Greater of” GMDB I or “Greater of” GMDB II and the corresponding GMIB, and subsequently drop the GMIB prior to the contract date anniversary following age 85, we will no longer deduct the GMIB charge. We will also automatically terminate the Guaranteed minimum death benefit and its charge and apply the Return of Principal death benefit.

•	If you elect the Highest Anniversary Value death benefit with the GMIB and subsequently drop the GMIB prior to the contract date anniversary following age 85, we will no longer deduct the GMIB charge. Your contract will continue with the Highest Anniversary Value death benefit at the applicable charge. Withdrawals will now reduce your Highest Anniversary Value benefit base on a pro rata basis. See “How withdrawals affect your guaranteed benefits”.

•	If you drop the GMIB from your contract prior to the contract date anniversary following age 85, the ATP will no longer be in effect. Any account value in the ATP Portfolio will be allocated to your variable investment options.

If a benefit has been dropped, you will receive a letter confirming that the benefit has been dropped. If you drop the GMIB you will not be permitted to add the GMIB to your contract again. See “Guaranteed minimum death benefit” in this Prospectus for more information regarding how dropping the GMIB will affect the Guaranteed minimum death benefit. See “How withdrawals affect your guaranteed benefits” in this section for more information on how withdrawals are treated after the GMIB is dropped.

Dropping
your g
uaranteed benefits in the event of a fee change.
 In the event that we exercise our contractual right
to change the fees for the guaranteed benefits, you
may be given a one-time opportunity to drop your guaranteed benefits, subject to our rules.
You may drop your guaranteed benefits only within 30
days of the fee change notification. The requirement
that all withdrawal charges have expired will be waived.
Please see “Fee changes for the guaranteed benefits” under “Charges and expenses” for information on dropping your GMIB upon notice of a change to the GMIB fee.

Guaranteed withdrawal benefit for life (“GWBL”)

For an additional charge, the Guaranteed withdrawal benefit for life (“GWBL”) guarantees that you can take withdrawals up to a maximum amount per year (your “Guaranteed annual withdrawal amount”). The GWBL is only available as a conversion option from the GMIB. The current charge for this benefit is 1.15% for Conversion from GMIB I and 1.30% for Conversion from GMIB II. The opportunity to convert from the GMIB to the GWBL is the contract date anniversary following age 85. You may elect to make this conversion only during the 30 days after the contract anniversary following the attainment of age 85.

The “Conversion effective date” is the contract date anniversary following the contract owner’s age 85, if applicable.

A Roll-up benefit base reset for the GMIB does not extend the waiting period during which you can convert.

If you have neither exercised the GMIB nor dropped it from your contract as of the contract date anniversary following age 85 (“last exercise date”), you will have up to 30 days after that contract date anniversary to choose what you want to do with your GMIB. You will have three choices available to you:

•	You may affirmatively convert the GMIB to a GWBL;

•	You may exercise the GMIB, and begin to receive lifetime income under that benefit;

•	You may elect to terminate the GMIB without converting to the GWBL.

If you take no action within 30 days after the contract date anniversary following age 85, the GMIB will convert automatically to the Single life GWBL.

If you exercise the GMIB, it will function as described earlier in this Prospectus under “Guaranteed minimum income benefit (“GMIB”)”. If you elect to terminate the GMIB without converting to the GWBL, your contract will continue in force, without either benefit, but you will retain your Guaranteed minimum death benefit. If you take no action, or affirmatively convert the GMIB, your GMIB will be converted to the GWBL, retroactive to the Conversion effective date. Please note that if you exercise the GMIB prior to the Conversion effective date, you will not have the option to convert the GMIB to the GWBL. If you drop the GMIB prior to conversion, you will lose the “Greater of” GMDB and any withdrawals will now reduce your remaining death benefit base on a pro rata basis.

The charge for the GWBL will be deducted from your account value on each contract date anniversary. Please see “Guaranteed withdrawal benefit for life charge” in this Prospectus for a description of the charge.

You should not convert to the GWBL if:

•	You plan to take withdrawals in excess of your Guaranteed annual withdrawal amount because those withdrawals may significantly reduce or eliminate the value of the benefit (see “Effect of Excess withdrawals” in this section);

•	You are not interested in taking withdrawals prior to the contract’s maturity date; or

•	You are using the contract to fund a QP contract where withdrawal restrictions under the qualified plan may apply.

For traditional IRAs and QP contracts, you may take your lifetime required minimum distributions (“RMDs”) without losing the value of the GWBL, provided you comply with the conditions described under “Lifetime required minimum

48

distribution withdrawals” in “Accessing your money”, including utilizing our Automatic RMD service. The Automatic RMD service is not available under QP contracts. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” for more information.

If you previously accepted an offer to terminate a guaranteed benefit, you no longer have an enhanced or the standard death benefit. Please refer to the terms of your offer for information about your remaining death benefit.

Additional owner and annuitant requirements

Converting the GMIB to the GWBL may alter the ownership of your contract. The options you may choose depend on the original ownership of your contract. You may only choose among the ownership options below if you affirmatively choose to convert the GMIB to the GWBL. If your benefit is converted automatically, your contract will be structured as a Single life contract. Your ability to add a Joint life is limited by the age and timing requirements described under “Guaranteed annual withdrawal amount”.

Single owner.
 If the contract has a single owner, and the owner converts the GMIB to the GWBL with the single life (“Single life”) option, there will be no change to the ownership of the contract. However, if the owner converts the GMIB to the GWBL with the joint life (“Joint life”) option, the owner must add his or her spouse as the successor owner. We will use the age of the younger spouse in determining the Joint life Applicable percentage. If the contract is an NQ contract, the owner may grant the successor owner ownership rights in the contract at the time of conversion.

Joint owners.
If the contract has joint owners and the GMIB converts to the GWBL with the Single life option, there will be no change to the ownership of the contract, unless the joint owners request that the younger joint owner be dropped from the contract. If the contract has spousal joint owners, and they request a Joint life benefit, we will use the younger spouse’s age in determining the Applicable percentage. If the contract has non-spousal
joint owners, and the joint owners request a Joint life benefit, the younger owner may be dropped from the contract, and the remaining owner’s spouse added as the successor owner. We will use the age of the younger spouse in determining the Joint life Applicable percentage.

Non-natural
owner.
Contracts with
non-natural
owners that convert to the GWBL will have different options available to them, depending on whether they have an individual annuitant or joint annuitants. If the contract has a non-natural
owner and an individual annuitant, and the owner converts to the GWBL with the Single life option, there will be no change to the ownership of the contract. If the owner converts to the GWBL with the Joint life option under a contract with an individual annuitant, the owner must add the annuitant’s spouse as the joint annuitant. We will use the age of the younger spouse in determining the Joint life Applicable percentage.

If the contract has a
non-natural
owner and joint annuitants, and the owner converts to the GWBL with the Single life option, there will be no change to the ownership of the contract, unless the owner requests that the younger annuitant be dropped from the contract. If the owner converts to the GWBL on a Joint life basis, there will be no change to the ownership of your contract. We will use the age of the younger spouse in determining the Applicable percentage on a Joint life basis.

GWBL benefit base

Upon conversion, your GWBL benefit base is equal to either your account value or the Roll-up benefit base, as described under “Guaranteed annual withdrawal amount”. It will increase or decrease, as follows:

•	Your GWBL benefit base may be increased on each contract date anniversary, as described under “Annual Ratchet”.

•	Your GWBL benefit base is not reduced by withdrawals except any amounts withdrawn in excess of your Guaranteed annual withdrawal amount will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce the GWBL benefit base on a pro rata basis. See “Effect of Excess withdrawals”.

Guaranteed annual withdrawal amount

The Guaranteed annual withdrawal amount may be withdrawn at any time during the contract year that begins on the Conversion effective date, or any subsequent contract year. You may elect one of our automated payment plans or you may take partial withdrawals. The initial Guaranteed annual withdrawal amount is calculated as of the Conversion effective date. All withdrawals reduce your account value and Guaranteed minimum death benefit. Any withdrawals taken during the 30 days after the Conversion effective date will be counted toward the Guaranteed annual withdrawal amount.

We will recalculate the Guaranteed annual withdrawal amount on each contract date anniversary and as of the date of any Excess withdrawal, as described under “Effect of Excess withdrawals”. The withdrawal amount is guaranteed never to decrease as long as there are no Excess withdrawals.

Your Guaranteed annual withdrawals are not cumulative. If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

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The withdrawal charge, if applicable, is waived for withdrawals up to the Guaranteed annual withdrawal amount, but all withdrawals are counted toward your free withdrawal amount. See “Withdrawal charge” in “Charges and expenses”.

Your Guaranteed annual withdrawal amount is calculated based on whether the benefit is based on a Single Life or Joint Life as described below:

Single life.
If your GMIB is converted to a GWBL on a Single life basis, the Guaranteed annual withdrawal amount will be equal to (1) either: (i) your account value on the Conversion effective date or (ii) your Roll-up benefit base on the Conversion effective date, multiplied by (2) the Applicable percentage.

Your initial GWBL benefit base and Applicable percentage will be determined by whichever combination of benefit base and percentage set forth in the table below results in a higher Guaranteed annual withdrawal amount.

The Applicable percentage applied to your account value is 6.0% (Column A). The Applicable percentage applied to your benefit base will be determined by the Roll-up rate in effect at the time of the calculation. If the first withdrawal was taken on the contract date anniversary after the owner was age 64 or if a withdrawal has never been taken, the Applicable percentage is 5.0% (Column B). If the first withdrawal was taken on or prior to the contract date anniversary when the owner was age 64 the Applicable percentage is 4% (Column C).

Applicable Percentage
A account value	B Roll-up benefit base (5% Roll-up rate)	C Roll-up benefit base (4% Roll-up rate)
6.0%	5.0%	4.0%

For example, assuming you have never taken a withdrawal, if on the Conversion effective date your Roll-up benefit base is $115,000, and your account value is $100,000, the Guaranteed annual withdrawal amount would be $6,000. This is because $115,000 (the Roll-up benefit base) multiplied by 5.0% (the percentage in Column B) equals only $5,750, while $100,000 (the account value) multiplied by 6.0% (the percentage in Column A) equals $6,000. Under this example, your initial GWBL benefit base would be $100,000, and your Applicable percentage would be 6.0%.

On the other hand, assuming you have never taken a withdrawal, if on the Conversion effective date your Roll-up benefit base is $200,000, and your account value is $100,000, the initial Guaranteed annual withdrawal amount would be $10,000. This is because $100,000 (the account value) multiplied by 6.0% (the percentage in Column A) equals only $6,000, while $200,000 (the Roll-up benefit base) multiplied by 5.0% (the percentage in Column B) equals $10,000. Under this example, your initial GWBL benefit base would be $200,000, and your Applicable percentage would be 5.0%.
The initial GWBL benefit base can be increased by an Annual Ratchet on each subsequent contract date anniversary to equal the account value on that date if it is greater than the GWBL benefit base on that date. If the GWBL benefit base increases as the result of an Annual Ratchet, we reserve the right to increase the charge at the time of the Annual Ratchet. See “Guaranteed withdrawal benefit for life charge” in “Charges and expenses”.

If the initial GWBL benefit base and Applicable percentage are calculated using your Roll-up benefit base on the Conversion effective date (Column B or Column C above), and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase from either 4.0% or 5.0% to 6.0%.

However, if the initial GWBL benefit base and Applicable percentage are calculated using your account value on the Conversion effective date (Column A above), then an Annual Ratchet will not affect the Applicable percentage.

If the GWBL benefit base and/or the Applicable percentage increases as the result of an Annual Ratchet, the Guaranteed annual withdrawal amount will also increase.

If you take a withdrawal during the 30 days following the Conversion effective date, and your GMIB is converted to the GWBL on a Single life basis, we will calculate whether that withdrawal exceeds the Guaranteed annual withdrawal amount based on your GWBL benefit base and Applicable percentage. If the withdrawal exceeds the Guaranteed annual withdrawal amount on a Single life basis, the conversion will still occur, but we will inform you that there is an Excess withdrawal.

Joint life/Successor owner.
If you hold an IRA or NQ contract, you may convert your GMIB to a Joint life GWBL. You must affirmatively request that the benefit be converted and your spouse must be at least age 70 on the Conversion effective date. If the younger spouse is younger than 70 as of the Conversion effective date, the election of Joint life will not be available, even if the contract was issued to spousal joint owners. The successor owner must be the owner’s spouse. For NQ contracts, the successor owner can be designated as a joint owner. See “Additional owner and annuitant requirements” for more information regarding the requirements for naming a successor owner. The automatic conversion of the GMIB to the GWBL will create a Single life contract with the GWBL, even if you and your spouse are joint owners of your NQ contract. You will be able to change your contract to a Joint life contract at a later date, before the first withdrawal is taken after the Conversion effective date. If you do add a Joint life contract, your spouse must submit any requested information.

For Joint life contracts, the percentages used in determining the Applicable percentage and the Guaranteed annual withdrawal amount will depend on your age or the age of your spouse, whoever is younger, as set forth in the following table.

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The Applicable percentages applied to your account value are listed in Column A. The Applicable percentage applied to your benefit base will be determined by the Roll-up rate in effect at the time of the calculation. If the first withdrawal was taken on the contract date anniversary after the owner was age 64 or if a withdrawal has never been taken, the Applicable percentages are listed in Column B. If the first withdrawal was taken on or prior to the contract date anniversary when the owner was age 64 the Applicable percentage are listed in Column C.

	Applicable Percentages
Younger spouse’s age	A account value	B Roll-up benefit base (5% Roll-up rate)	C Roll-up benefit base (4% Roll-up rate)
85+	5.5%	4.0%	3.0%
80-84	5.0%	3.5%	2.5%
75-79	4.5%	3.0%	2.0%
70-74	4.0%	2.5%	1.5%

For example, assuming you have never taken a withdrawal, if on the Conversion effective date your account value is $100,000, your Roll-up benefit base is $150,000, and the younger spouse is age 72, the Guaranteed annual withdrawal amount would be $4,000. This is because $100,000 (the account value) multiplied by 4.0% (the percentage in Column A for the younger spouse’s age band) equals $4,000, while $150,000 (the Roll-up benefit base) multiplied by 2.5% (the percentage in Column B for the younger spouse’s age band) equals $3,750. Under this example, your initial GWBL benefit base would be $100,000, and your Applicable percentage would be 4.0%.

The initial GWBL benefit base can be increased by an Annual Ratchet on each subsequent contract date anniversary to equal the account value on that date if it is greater than the GWBL benefit base on that date. If the GWBL benefit base increases as the result of an Annual Ratchet, we reserve the right to increase the charge at the time of the Annual Ratchet. See “Guaranteed withdrawal benefit for life charge” in “Charges and expenses”.

If the initial GWBL benefit base and Applicable percentage are calculated using your Roll-up benefit base on the Conversion effective date (Column B above), and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase to the percentage listed in Column A. In addition, if the younger spouse has entered a new age band at the time of a ratchet, the Applicable percentage will increase to the percentage listed in Column A for that age band. Similarly, if the initial GWBL benefit base and Applicable percentage are calculated using your account value on the Conversion effective date (Column A above), and the GWBL benefit base is increased by an Annual Ratchet in a year that the younger spouse has entered a new age band, the Applicable percentage will increase to the percentage listed in Column A for that age band.

Using the example above, if the account value is $160,000 on the contract date anniversary that the younger spouse is age 77, then the GWBL benefit base would ratchet to $160,000, the applicable percentage would increase to 4.5%, and your Guaranteed annual withdrawal amount would increase to $7,200.

You may elect Joint life at any time before you begin taking withdrawals. If the GMIB has already converted to the GWBL on a Single life basis, the calculation of the initial Applicable percentage and Guaranteed annual withdrawal amount will be based on the younger spouse’s age as of the Conversion effective date, not at the time you elect Joint life, even if the younger spouse is in a different age band at that time.

You can elect Joint life until the later of 30 days following conversion or your first withdrawal from the GWBL. We will recalculate your Guaranteed annual withdrawal amount based on the younger spouse’s age as of the Conversion effective date. If the withdrawal does not exceed the recalculated Guaranteed annual withdrawal amount, we will set up the GWBL on a Joint life basis. If the withdrawal exceeds the recalculated Guaranteed annual withdrawal amount, we will offer you the option of either: (i) setting up the benefit on a Joint life basis and treating your withdrawal as an Excess withdrawal, or (ii) setting up the benefit on a Single life basis.

Under a Joint life contract, lifetime withdrawals are guaranteed for the life of both the owner and the successor owner.

For Joint life IRA or NQ contracts, a successor owner may only be named before the first withdrawal is taken after the 30th day following the Conversion effective date, if your spouse is at least 70 on the Conversion effective date. (Withdrawals taken during the applicable period following the Conversion effective date will not bar you from selecting a Joint life contract, but may affect your ability to elect Joint life if the withdrawals are too large as described earlier in this section.)

If you and the successor owner are no longer married, you may either: (i) drop the original successor owner or (ii) replace the original successor owner with your new spouse. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. If the successor owner is dropped before the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will be based on the owner’s life on a Single life basis. After the first withdrawal is taken after the 30th day following the Conversion effective date, the successor owner can be dropped but cannot be replaced. If the successor owner is dropped after the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will continue to be based on the Joint life calculation described earlier in this section. The Applicable percentage will not be adjusted to a Single life percentage.

For Joint life contracts owned by a
non-natural
owner, a joint annuitant may be named. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. The annuitant and joint annuitant must be spouses. If the annuitant and joint annuitant are no longer married, you may either: (i) drop the joint annuitant or (ii) replace the original joint annuitant with the annuitant’s

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new spouse. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. If the joint annuitant is dropped before the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will be based on the annuitant’s life on a Single life basis. After the first withdrawal is taken after the 30th day following the Conversion effective date, the joint annuitant may be dropped but cannot be replaced. If the joint annuitant is dropped after the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will continue to be based on the Joint life calculation described earlier in this section.

Joint life QP contracts are not permitted in connection with this benefit. This benefit is not available under an Inherited IRA contract. If you are using your Series B or Series L contract to fund a charitable remainder trust, you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your GWBL. See “Owner and annuitant requirements”.

Effect of Excess withdrawals

For any withdrawal that causes cumulative withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and each subsequent withdrawal in that contract year are considered Excess withdrawals.

An Excess withdrawal can cause a significant reduction in both your GWBL benefit base and your Guaranteed annual withdrawal amount. If you make an Excess withdrawal, we will recalculate your GWBL benefit base and the Guaranteed annual withdrawal amount, as follows:

•	Amounts withdrawn in excess of your Guaranteed annual withdrawal amount will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce the GWBL benefit base on a pro rata basis.

•	The Guaranteed annual withdrawal amount is recalculated on the following contract date anniversary to equal the Applicable percentage multiplied by the reset GWBL benefit base. You no longer have a Guaranteed annual withdrawal amount for the remainder of the contract year in which you have taken an Excess withdrawal.

You should not convert your GMIB to a GWBL if you plan to take withdrawals in excess of your Guaranteed annual withdrawal amount as such withdrawals may significantly reduce or eliminate the value of the GWBL benefit. If your account value is less than your GWBL benefit base (due, for example, to negative market performance), an Excess withdrawal, even one that is only slightly more than your Guaranteed annual withdrawal amount, can significantly reduce your GWBL benefit base and the Guaranteed annual withdrawal amount.

For example, assume your GWBL benefit base (based on the Roll-up benefit base) is $100,000 and your account value is $80,000 when you decide to begin taking withdrawals at age 86, on a Single life basis. Assume the Roll-up rate in effect prior to conversion was 5%, Your Guaranteed annual withdrawal amount is equal to $5,000 (5.0% of $100,000). You take an initial withdrawal of $8,000. Your Excess withdrawal amount is $3,000 ($8,000 minus $5,000) and it is 3.75% of your account value.

As your benefit base is $100,000 before the withdrawal, it would be reduced by 3.75% or $3,750 (3.75% of $100,000) as your excess portion of withdrawal. Your new benefit base would be $96,250 ($100,000 minus $3,750). In addition, your Guaranteed annual withdrawal amount is reduced to $4,813 (5.0% of $96,250), instead of the original $5,000. See “How withdrawals affect your guaranteed benefits”.

Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds the greater of (i) the Guaranteed annual withdrawal amount or (ii) the 10% free withdrawal amount. A with-
drawal charge would not be applied in the example above since the $8,000 withdrawal (equal to 10% of the contract’s account value as of the beginning of the contract year) falls within the 10% free withdrawal amount. Under the example above, additional withdrawals during the same contract year could result in a further reduction of the GWBL benefit base and the Guaranteed annual withdrawal amount, as well as an application of withdrawal charges, if applicable. See “Withdrawal charge” in “Charges and expenses”.

You should note that an Excess withdrawal that reduces your account value to zero terminates the contract, including all benefits, without value. See “Effect of your account value falling to zero”.

In general, if your contract is a traditional IRA and you participate in our Automatic RMD service, an automatic withdrawal under that program will not cause an Excess withdrawal, even if it exceeds your Guaranteed annual withdrawal amount. For more information, see “Lifetime required minimum distribution withdrawals” in “Accessing your money”.

Annual Ratchet

Your GWBL benefit base is recalculated on each contract date anniversary to equal the greater of: (i) the account value and (ii) the most recent GWBL benefit base. If your account value is greater, we will ratchet up your GWBL benefit base to equal your account value. For Joint life contracts, if your GWBL benefit base ratchets on any contract date anniversary after you begin taking withdrawals, your Applicable percentage may increase based on the younger spouse’s attained age at the time of the ratchet. For Single life contracts, if the initial GWBL benefit base and Applicable percentage are calculated using your Roll-up benefit base on the Conversion effective date and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase from either 4.0% or 5.0% to 6.0%. For both Single life and Joint life

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contracts, your Guaranteed annual withdrawal amount will also be increased, if applicable, to equal your Applicable percentage times your new GWBL benefit base.

Subsequent contributions

Subsequent contributions are not permitted after the Conversion effective date.

Investment options

While the GWBL is in effect, investment options will be restricted to the investment options that were available to you when your GMIB was in effect. If you convert from GMIB I — Asset Allocation, your investment option will remain restricted to Option A. If you convert from GMIB II — Custom Selection, you will continue to have access to both Option A and Option B investment options. You will be able to reallocate your account value, at any time after the conversion, subject to the applicable allocation limitations. The ATP will remain in effect on your contract after conversion to the GWBL, but you will no longer be able to elect the ATP exit option.

Dollar cost averaging

Any dollar cost averaging program in place on the date of conversion will be terminated.

You may elect a new Investment simplifier program after conversion, but the Special DCA programs will not be available after conversion. See “Dollar cost averaging” in “Benefits available under the contract”.

Earnings enhancement benefit

If you elected the Earnings enhancement benefit, it will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL, as it is no longer eligible to increase. We will continue to deduct the charge for this benefit as long as it remains in effect. See “Guaranteed benefit charges” in “Charges and expenses” for more information.

Guaranteed minimum death benefit

The Guaranteed minimum death benefit that is in effect before the conversion of the GMIB to the GWBL will continue to be in effect after the conversion, but there will be no further Annual Ratchets or
Roll-ups
of the death benefit as of the contract date anniversary following age 85. However, we will continue to deduct the charge for these benefits as long they remain in effect. See “Guaranteed benefit charges” in “Charges and expenses” for more information. See “How withdrawals affect your guaranteed benefits” and “Spousal continuation” in “Benefits available under the contract”.

If you convert your GMIB to a GWBL on a Joint life basis, the Guaranteed minimum death benefit that would otherwise have been payable at the death of the owner (or the older joint owner or the annuitant or older joint annuitant if the contract is owned by a non-natural
owner) will be payable at the death of the second to die of the owner and successor owner (or both joint annuitants if the contract is owned by a non-natural
owner). Under certain circumstances,
Roll-ups
and Annual Ratchets may resume after the death of the older
spouse, depending on the age of the younger spouse. See “Spousal continuation” in “Benefits available under the contract”.

Annuity maturity date.
If your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments for life that as of your maturity date are at least equal to the Guaranteed annual withdrawal amount that you would have received under the GWBL. Any remaining Guaranteed minimum death benefit value will be terminated. See “Annuity maturity date” in “Accessing your money”.

Effect of your account value falling to zero

If your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no further payments or benefits. If an Excess withdrawal results in a withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero.

However, if your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, please note the following:

•	Your Accumulator
®
Series contract terminates and you will receive a supplementary life annuity contract setting forth your continuing benefits. The owner of the Accumulator
®
Series contract will be the owner and annuitant. The successor owner, if applicable, will be the joint annuitant. If the owner is non-natural,
the annuitant and joint annuitant, if applicable, will be the same as under your Accumulator
®
Series contract.

•	If you were taking withdrawals through the “Maximum payment plan,” we will continue the scheduled withdrawal payments on the same basis.

•	If you were taking withdrawals through the “Customized payment plan” or in unscheduled partial withdrawals, we will pay the balance of the Guaranteed annual withdrawal amount for that contract year in a lump sum. Payment of the Guaranteed annual withdrawal amount will begin on the next contract date anniversary.

•	Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually if automatic payments were not being made.

•	Any Guaranteed minimum death benefit remaining under the original contract will be carried over to the supplementary life annuity contract. The death benefit will no longer grow and will be reduced on a dollar-for-dollar
basis as payments are made. If there is any remaining death benefit upon the death of the owner and successor owner, if applicable, we will pay it to the beneficiary.

•	The charge for the GWBL and any Guaranteed minimum death benefit will no longer apply.

•	If at the time of your death the Guaranteed annual withdrawal amount was being paid to you as a supple-

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mentary life annuity contract, your beneficiary may not elect the Beneficiary continuation option.

Other important considerations

•	This benefit is not appropriate if you do not intend to take withdrawals prior to annuitization.

•	Amounts withdrawn in excess of your Guaranteed annual withdrawal amount may be subject to a withdrawal charge, as described in “Charges and expenses”. In addition, all withdrawals count toward your free withdrawal amount for that contract year. Excess withdrawals can significantly reduce or completely eliminate the value of the GWBL. See “Effect of Excess withdrawals” in this section.

•	Withdrawals are not considered annuity payments for tax purposes. See “Tax information”.

•	All withdrawals reduce your account value and Guaranteed minimum death benefit. See “How withdrawals affect your guaranteed benefits” and “How withdrawals are taken from your account value” in “Accessing your money”.

•	If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

•	The GWBL benefit terminates if the contract is continued under the beneficiary continuation option or under the Spousal continuation feature if the spouse is not the successor owner.

•	If you surrender your contract to receive its cash value and your cash value is greater than your Guaranteed annual withdrawal amount, all benefits under the contract will terminate, including the GWBL benefit. See “Surrendering your contract to receive its cash value” in “Accessing your money”.

•	If you transfer ownership of the contract, you terminate the GWBL benefit. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” for more information.

•	Withdrawals are available under other annuity contracts we offer and the contract without purchasing a withdrawal benefit.

•	If you elect GWBL on a Joint life basis and subsequently get divorced, your divorce will not automatically terminate the contract. For both Joint life and Single life contracts, it is possible that the terms of your divorce decree could significantly reduce or completely eliminate the value of this benefit. Any withdrawal made for the purpose of creating another contract for your ex-spouse
will reduce the benefit base(s) as described in “How withdrawals affect your guaranteed benefits”, even if pursuant to a divorce decree.
•	Before you name a beneficiary and if you are considering whether your joint owner/annuitant or beneficiary is treated as your spouse, please be advised that civil union partners and domestic partners are not treated as spouses for federal purposes; in the event of a conflict between state and federal law we follow federal law in the determination of spousal status. See “Spousal continuation” in this Prospectus.

Dropping the Guaranteed withdrawal benefit for life after conversion

You may drop the GWBL from your contract after conversion from the GMIB, subject to the following restrictions:

•	You may not drop the GWBL if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions. If there are no withdrawal charges in effect under your contract on the Conversion effective date, you may drop the GWBL at any time.

•	The GWBL will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the GWBL on a date other than a contract date anniversary, we will deduct a pro rata portion of the GWBL charge for that year, on that date.

•	After the GWBL is dropped, the withdrawal treatment for the Guaranteed minimum death benefit will continue to be on a pro rata basis.

•	Generally, only contracts with the GWBL can have successor owners. However, if your contract has the GWBL with the Joint life option, the successor owner under that contract will continue to be deemed a successor owner, even if you drop the GWBL. The successor owner will continue to have precedence over any designated beneficiary in the event of the owner’s death.

•	If the GWBL is dropped and the “Greater of” GMDB is not in effect, the ATP will no longer be in effect. Any account value in the ATP Portfolio will be allocated to your variable investment options.

•	If the GWBL is dropped and the “Greater of” GMDB continues, the ATP will continue for as long as the “Greater of” GMDB remains in effect.

After your request has been processed, you will receive a letter confirming that the GWBL has been dropped.

Dropping
your g
uaranteed benefits in the event of a fee change.
In the event that we exercise our contractual right
to change the fees for the guaranteed benefits, you
may be given a one-time opportunity to drop your guaranteed benefits, subject to our rules.
You may drop your guaranteed benefits only within 30
days of the fee change notification. The requirement
that all withdrawal charges have expired will be waived.
Please see “Fee changes for the guaranteed benefits” under “Charges and expenses” for information on dropping your GWBL upon notice of a change to the GWBL fee.

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How withdrawals affect your guaranteed benefits

Withdrawals affect your guaranteed benefit bases, as follows:

If the GMIB is elected at issue in combination with any Guaranteed minimum death benefit:

•	In the first contract year, all withdrawals reduce your Roll-up benefit base and Highest Anniversary Value benefit base on a pro rata basis.

•	Beginning in the second contract year, withdrawals up to your Annual withdrawal amount will not reduce your
Roll-up
benefit base. Instead, such withdrawals reduce your Annual
Roll-up
amount on a
dollar-for-dollar
basis.

•	Beginning in the second contract year, withdrawals up to your Annual withdrawal amount will reduce your Highest Anniversary Value benefit base on a dollar-for-dollar basis.

•	An Excess withdrawal will always reduce your
Roll-up
benefit base and your Highest Anniversary Value benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals in that contract year will reduce your guaranteed benefit bases on a pro rata basis.

•	All withdrawals from your contract always reduce your Return of Principal death benefit base on a pro rata basis.

•	Low account value. Due to withdrawals and/or poor market performance, your account value could become insufficient to pay any applicable charges when due. This will cause your contract to terminate and could cause you to lose your Guaranteed minimum income benefit and any other guaranteed benefits. Please see “Effect of your account value falling to zero” in “Determining your contract’s value” for more information.

If the Highest Anniversary Value death benefit is elected at issue without the GMIB:

•	All withdrawals from your contract always reduce your Highest Anniversary Value benefit base on a pro rata basis.

If you have the Return of Principal death benefit (with or without the GMIB):

•	All withdrawals from your contract reduce your Return of Principal death benefit base on a pro rata basis.

If the GMIB is dropped after issue before you are eligible to convert to the GWBL:

•	If you had the Return of Principal death benefit prior to dropping the GMIB, the Return of Principal death benefit will continue to be in effect and withdrawals will continue to reduce your Return of Principal death benefit base on a pro rata basis.

•	If you had the Highest Anniversary Value death benefit prior to dropping the GMIB, the Highest Anniversary
Value death benefit will continue to be in effect and withdrawals will reduce the Highest Anniversary Value benefit base on a pro rata basis as of the date you drop the GMIB.

•	If you had the “Greater of” GMDB prior to dropping the GMIB, the “Greater of” GMDB will automatically be dropped and convert to the Return of Principal death benefit. The value of the Return of Principal death benefit base would be adjusted to reflect what the Return of Principal death benefit base would have been had your contract been issued with the Return of Principal death benefit. All withdrawals will reduce the Return of Principal death benefit base on a pro rata basis.

If the GMIB is dropped without converting to GWBL within 30 days after the contract date anniversary following age 85:

•	All withdrawals from your contract always reduce your Return of Principal death benefit base on a pro rata basis.

•	If the Highest Anniversary Value death benefit is still effective, withdrawals are taken on a dollar-for-dollar
basis up to 5% of the beginning of year Highest Anniversary Value benefit base. The portion of any withdrawal over this amount and all subsequent withdrawals in that contract year will reduce the benefit base on a pro rata basis.

•	If the “Greater of” GMDB is still effective, the
Roll-up
benefit base and the Highest Anniversary Value benefit base are each reduced by withdrawals on a dollar-for-dollar
basis up to 5% of the beginning of contract year
Roll-up
benefit base. The portion of any withdrawal over this amount and all subsequent withdrawals in that contract year will reduce the respective benefit bases on a pro rata basis.

If your GMIB converts to GWBL:

•	Withdrawals up to your Guaranteed annual withdrawal amount will not reduce your GWBL benefit base.

•	An Excess withdrawal will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce your GWBL benefit base on a pro rata basis.

If your GMIB converts to GWBL, and you have a “Greater of” GMDB, the Highest Anniversary Value death benefit or the Return of Principal death benefit:

•	All withdrawals from your contract reduce your Roll-up benefit base, Highest Anniversary Value benefit base and Return of Principal death benefit base on a pro rata basis.

See “Dropping the Guaranteed minimum income benefit after issue”.

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Please consider that the GWBL is not beneficial to you unless you intend to take withdrawals.

For information on how RMD payments affect your guaranteed benefits, see “Lifetime required minimum distribution withdrawals” in “Accessing your money”.

How a pro rata reduction is calculated

Reduction on a pro rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current benefit base by the same percentage. If you take a withdrawal that reduces your guaranteed benefit base on a pro rata basis and your account value is less than your guaranteed benefit base, the amount of the guaranteed benefit base reduction will exceed the amount of the withdrawal.

For example, if your account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If your benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and your new benefit after the withdrawal would be $24,000 ($40,000 – $16,000). If your account value is greater than your guaranteed benefit base, the amount of the guaranteed benefit base reduction will be less than the amount of the withdrawal.

For purposes of calculating the adjustment to your guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your account value. For more information on the calculation of the charge, see “Withdrawal charge”.

Prior to conversion, when an RMD withdrawal using our RMD program occurs, the entire withdrawal amount will reduce the
Roll-up
benefit base and the Highest Anniversary Value benefit base on a dollar-for-dollar
basis. Reduction on a
dollar-for-dollar
basis means that your
Roll-up
benefit base and your Highest Anniversary Value benefit base will be reduced by the dollar amount of the withdrawal. After conversion, the RMD amount, if greater than the Guaranteed annual withdrawal amount, will not reduce the GWBL benefit base.

For QP contracts, after the first contract year, additional contributions made during the contract year do not affect the amount of the withdrawals that can be taken on a dollar-for-dollar
basis in that contract year.

Guaranteed benefit offers

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. Previously, we made offers to groups of contract owners that provided for an increase in account value in return for terminating their guaranteed death or income benefits. In the future, we may make additional offers to these and other groups of contract owners.

When we make an offer, we may vary the offer amount, up or down, among the same group of contract owners based on certain criteria such as account value, the difference between account value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis, depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of contract owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining contract owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

Other Benefits

Dollar cost averaging

We offer a variety of dollar cost averaging programs. Under Option A or Option B, you may participate in a Special DCA program. Under Option A, but not Option B, you may participate in one of two Investment simplifier programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Under Option A, your dollar cost averaging transfer allocations to the guaranteed interest option cannot exceed 25% of your dollar cost averaging transfer allocations. Under Option B, dollar cost averaging transfer allocations must also meet Custom Selection guidelines. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

Units measure your value in each variable investment option.

We offer the following dollar cost averaging programs:

•	Special dollar cost averaging;

•	Special money market dollar cost averaging; and

•	Investment simplifier.

Our Special DCA programs.
We currently offer the “Special dollar cost averaging program” with Series B and Series L contracts and the “Special money market dollar cost averaging program” with Series CP
®
contracts. Collectively, we refer

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to the special dollar cost averaging program and the special money market dollar cost averaging program as the “Special DCA programs”.

Special dollar cost averaging program

You may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We pay interest at guaranteed rates in this account for specified time periods. We credit daily interest, which will never be less than 1% or the guaranteed lifetime minimum rate for the guaranteed interest option, whichever is greater, to amounts allocated to this account. The guaranteed lifetime minimum rate is 1.00%. There is no maximum rate. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in this account. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options over an available time period that you select. If the special dollar cost averaging program is selected at the time of application to purchase the Accumulator
®
Series contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the remainder of the time period selected at application. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the remainder of the time period selected at application. Contribution(s) made to a special dollar cost averaging program selected after your contract has been issued will be credited with the then current interest rate on the date the contribution is received by the Company for the time period initially selected by you. Once the time period you selected has ended, you may select an additional time period if you are still eligible to make contributions under your contract. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the selection that you have previously made.

Special money market dollar cost averaging program

You may dollar cost average from the account for special money market dollar cost averaging option, which is part of the EQ/Money Market investment option.

Under both Special DCA programs, the following applies:

•	Initial contributions to a program must be at least $2,000; subsequent contributions to an existing program must be at least $250.

•	Subsequent contributions to an existing program do not extend the time period of the program.

•	Contributions into a program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a program.
•	We offer time periods of 3, 6 or 12 months. We may also offer other time periods; you may only have one time period in effect at any time and once you select a time period, you may not change it.

•	Currently, your account value will be transferred from the program into the investment options on a monthly basis. We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

•	Contributions to a program may be designated for the variable investment options and/or the guaranteed interest option, subject to the following:

—
If you want to take advantage of one of our programs, 100% of your contribution must be allocated to that program. In other words, your contribution cannot be split between your Special DCA program and any other investment options available under the contract.

—
You may designate up to 25% of your program to the guaranteed interest option, even if such a transfer would result in more than 25% of your account value being allocated to the guaranteed interest option. See “Transferring your account value” in “Transferring your money among investment options”.

•	Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file, the instructions for your program will change to match your new allocation instructions.

•	We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the investment options. If you request to transfer or withdraw any other amounts from your program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the program that we have on file for you.

•
Except for withdrawals made under our Automatic RMD withdrawal service or our other automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your program allocation

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instructions. Any withdrawal from a program will reduce your guaranteed benefit bases. See “How withdrawals affect your guaranteed benefits”.

•	For contracts with GMIB, ATP transfers are not taken out of amounts allocated to a Special DCA program. Please see “Asset transfer program (“ATP”)”.

•	If the GMIB converts to the GWBL, the Special DCA programs are not available.

•	You may cancel your participation in the program at any time by notifying us in writing. If you terminate your program, we will allocate any remaining amounts in your program pursuant to your program allocations instructions on file.

Investment simplifier

Under Option A, we offer two Investment simplifier options which are dollar cost averaging programs. You may not participate in an Investment simplifier option when you are participating in a Special DCA program. The Investment simplifier options are not available under Option B.

Fixed-dollar option.
Under this option you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the investment options available under Option A. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. This option is subject to the guaranteed interest option transfer limitations described under “Transferring your account value” in “Transferring your money among investment options”. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if such a transfer ends the program. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

Interest sweep option.
Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the investment options available under Option A. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

Interaction of dollar cost averaging programs with other contract features and benefits

You may only participate in one dollar cost averaging program at a time. See “Transferring your money among investment options”. If your GMIB converts to the GWBL, that will terminate any dollar cost averaging program you have in place at the time, and may limit your ability to elect a new dollar cost averaging program after conversion. See “Guaranteed withdrawal benefit for life (“GWBL”)”. Also, for information on how the dollar cost averaging program you select may affect certain guaranteed benefits see “Guaranteed minimum death benefit and Guaranteed minimum income benefit base”.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. Not all dollar cost averaging programs are available in all states. See Appendix “State contract availability and/or variations of certain features and benefits” for more information on state availability.

Rebalancing your account value

If you elect Option A for your investment options, a recurring optional rebalancing program is not available, instead you can rebalance your account value by submitting a request to rebalance your account value as of the date we receive your request. Any subsequent rebalancing transactions would require a subsequent rebalancing request. If you elect Option B, we require an automatic quarterly rebalancing program. For more information about Options A and B and the rebalancing program under Option B, see “Allocating your contributions”.

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3.
Principal risks of investing in the contract

The risks identified below are the principal risks of investing in the contract. The contract may be subject to additional risks other than those identified and described in this Prospectus.

Risks associated with variable investment options

You take all the investment risk for amounts allocated to one or more of the subaccounts, which invest in Portfolios. If the subaccounts you select increase in value, then your Total account value goes up; if they decrease in value, your Total account value goes down. How much your Total account value goes up or down depends on the performance of the Portfolios in which your subaccounts invest. We do not guarantee the investment results of any Portfolio. An investment in the contract is subject to the risk of poor investment performance, and the value of your investment can vary depending on the performance of the selected Portfolio(s), each of which has its own unique risks. You should review the Portfolios before making an investment decision.

Insurance company risk

No company other than us has any legal responsibility to pay amounts that we owe under the contract including amounts allocated to the guaranteed interest option. The general obligations and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. You should look solely to our financial strength for our claims-paying ability.

Possible fees on access to total account value

We may apply fees if you access your Total account value during the accumulation period or surrender your contract. For example, in addition to possible tax consequences, you may incur fees for accessing your Total account value such as a withdrawal charge, transfer fee, third party transfer or exchange fee, annual administrative expense, base contract expense, and/or a charge for any optional benefits.

Possible adverse tax consequences

The tax considerations associated with the contract vary and can be complicated. The applicable tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. The tax consequences discussed in this Prospectus are general in nature and describe only federal income tax law (not state, local, foreign or other federal tax laws). Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. Tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted. Before making contributions to your contract or taking other action related to your contract, you should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract.

Withdrawals are generally subject to income tax, and may be subject to tax penalties if taken before age 59 1/2.

Not a short-term investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle and you should consider whether investing in the contract is consistent with the purpose for which the investment is being considered.

Risk of loss

All investments have risks to some degree and it is possible that you could lose money by investing in the contract. An investment in the contract is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Optional Benefits

Investment options are limited if Guaranteed benefits are elected. We may limit or stop accepting contributions and transfers to the variable investment options which means that you may no longer increase your account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers. Excess withdrawals may terminate or significantly reduce the value of your optional benefits.

Series CP
®
Contracts

The fees and charges for Series CP
®
contracts are higher than for Series B contracts and the amount of the credit may be more than offset by these higher fees and charges. Credits may be recaptured upon free look, annuitization and death. Withdrawals may limit credits for subsequent contributions.

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Limitations on access to cash value through withdrawals

Withdrawals may be subject to withdrawal charges, income tax and may be subject to tax penalties if taken before age 59 1/2. The minimum partial withdrawal amount is $300. Withdrawals will reduce your Total account value and optional benefit bases and the amount of the reduction may be greater than the dollar amount of the withdrawal. Excess withdrawals may terminate or significantly reduce the value of your optional benefits. Certain withdrawals may also terminate your contract. Withdrawals from Series CP
®
contracts may limit credits for subsequent contributions.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyberattacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyberattacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like
COVID-19),
natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third-party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even when our workforce and employees of our service providers and/or third-party administrators can work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions, as well as possibly being more susceptible to cyberattacks.
Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyberattacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

COVID-19

The
COVID-19
pandemic has negatively impacted the U.S. and global economies. A wide variety of factors continue to impact financial and economic conditions, including, among others, volatility in the financial markets, rising inflation rates, supply chain disruptions, continued low interest rates and changes in fiscal or monetary policy. Efforts to prevent the spread of
COVID-19
have affected our business directly in a number of ways, including through the temporary closures of many businesses and schools and the institution of social distancing requirements in many states and local communities. Businesses or schools that have reopened have restricted or limited access for the foreseeable future and may do so on a permanent or episodic basis. As a result, our ability to sell products through our regular channels and the demand for our products and services has been significantly impacted.

While we have implemented risk management and contingency plans with respect to the
COVID-19
pandemic, such measures may not adequately protect our business from the full impacts of the pandemic. Currently, most of our employees and advisors are continuing to work remotely. Extended periods of remote work arrangements could introduce additional operational risk including, but not limited to, cybersecurity risks, and impair our ability to effectively manage our business. We also outsource a variety of functions to third parties whose business continuity strategies are largely outside our control.

Economic uncertainty resulting from the
COVID-19
pandemic may have an adverse effect on product sales and result in existing policyholders withdrawing at greater rates.
COVID-19
could have an adverse effect on our insurance business due to increased mortality and morbidity rates. The cost of reinsurance to us for these policies could increase, and we may encounter decreased availability of such reinsurance. If policyholder lapse and surrender rates or premium waivers significantly exceed our expectations, we may need to change our assumptions, models or reserves.

Our investment portfolio has been, and may continue to be, adversely affected by the
COVID-19
pandemic. Our investments in mortgages and commercial mortgage-backed securities have been, and could continue to be, negatively affected by delays or failures of borrowers to make payments of principal and interest when due. In some jurisdictions, local governments have imposed delays or

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moratoriums on many forms of enforcement actions. Furthermore, declines in equity markets and interest rates, reduced liquidity or a continued slowdown in the U.S. or in global economic conditions may also adversely affect the values and cash flows of investments. Market volatility also caused significant increases in credit spreads, and any continued volatility may increase our borrowing costs and decrease product fee income. Further, severe market volatility may leave us unable to react to market events in a prudent manner consistent with our historical investment practices.

The extent of the
COVID-19
pandemic’s impact on us will depend on future developments that are still highly uncertain, including the severity and duration of the pandemic, actions taken by governments and other third parties in response to the pandemic and the availability and efficacy of vaccines against
COVID-19
and its variants.

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4.
Determining your contract’s value

Your account value and cash value

Your “account value” is the total of the values you have in: (i) the variable investment options (including the ATP Portfolio); (ii) the guaranteed interest option; and (iii) a Special DCA program.

Your contract also has a “cash value.” At any time before annuity payments begin, your contract’s cash value is equal to the account value, less: (i) the total amount or a pro rata portion of the annual administrative charge and any optional benefit charges; and (ii) any applicable withdrawal charges. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

Your contract’s value in the variable investment options

Each variable investment option (including the ATP Portfolio) invests in shares of a corresponding Portfolio. Your value in each variable investment option (including the ATP Portfolio) is measured by “units.” The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option (including the ATP Portfolio) depends on the investment performance of that option, less daily charges for:

(i)	operations expenses;

(ii)	administrative expenses; and

(iii)	distribution charges.

On any day, your value in any variable investment option (including the ATP Portfolio) equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day’s value for one unit. The number of your contract units in any variable investment option (including the ATP Portfolio) does not change unless they are:

(i)	increased to reflect additional contributions (plus the credit for Series CP ® contracts);

(ii)	decreased to reflect a withdrawal (plus withdrawal charges if applicable); or

(iii)	increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed minimum death benefit, GMIB, GWBL and/or Earnings enhancement benefit charges, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated is found in the SAI.
Your contract’s value in the guaranteed interest option

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus withdrawals out of the option, and charges we deduct.

Your contract’s value in the account for special dollar cost averaging

(For Series B and Series L contracts only)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, less the sum of all amounts that have been transferred to the variable investment options you have selected.

Effect of your account value falling to zero

Your account value will fall to zero and your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose your Guaranteed minimum income benefit, Guaranteed minimum death benefit and any other guaranteed benefits, except as discussed below. If your account value is low, we strongly urge you to contact your financial professional or us to determine the appropriate course of action prior to your next contract date anniversary. Your options may include making additional contributions, stopping withdrawals or exercising your guaranteed benefits.

We deduct guaranteed benefit and annual administrative charges from your account value on your contract date anniversary. If you elected the Guaranteed minimum income benefit, you can only exercise the benefit during the 30 day period following your contract date anniversary. Therefore, if your account value is not sufficient to pay fees on your next contract date anniversary, your contract will terminate without value and you will not have an opportunity to exercise your Guaranteed minimum income benefit unless the no lapse guarantee provision under your contract is still in effect.

See Appendix “State contract availability and/or variations of certain features and benefits” for any state variations with regard to terminating your contract.

Guaranteed minimum income benefit no lapse guarantee.
In certain circumstances, even if your account value falls to zero, your GMIB will still have value. Please see “Benefits available under the contract” for information on this feature.

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Guaranteed withdrawal benefit for life.
If your GMIB converts to the GWBL and your account value falls to zero due to an Excess withdrawal, we will terminate your contract, including any enhanced death benefit, and you will receive no payment or supplementary life annuity contract, even if your GWBL benefit base is greater than zero. If, however, your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, the benefit will still have value. See “Benefits available under the contract”.

Termination of your contract

Your contract, including any guaranteed benefits (except as noted below) you have elected, will terminate for any of the following reasons:

•	You surrender your contract. See “Surrendering your contract to receive its cash value” in Accessing your money” for more information.

•	You annuitize your contract. See “Your annuity payout options” in “Accessing your money” for more information.

•	Your contract reaches its maturity date, which will never be later than the contract date anniversary following your 95th birthday, at which time the contract must be annuitized or paid out in a lump sum. See “Your Annuity maturity date” in “Accessing your money”.

•	Your account value is insufficient to pay any applicable charges when due. See “Effect of your account value falling to zero” for more information.

Under certain circumstances, your GWBL will continue even if your contract terminates. See “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract” for more information.

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5.
Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

•	You may not transfer any amount to a Special DCA program.

•	Under Option A, a transfer into the guaranteed interest option (other than a dollar cost averaging transfer) will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day.

•	Under Option B, you may make a transfer from one investment option to another investment option within the same category provided the resulting allocation to the receiving investment option does not exceed the investment option maximum in place at the time of the transfer. You can make a transfer from an investment option in one category to an investment option in another category as long as the minimum rules for the transferring category, the minimum and maximum rules for the receiving category and the maximum rule for the receiving investment option are met. You may also request a transfer that would reallocate your account value based on percentages, provided those percentages are consistent with the category and investment option limits in place at the time of the transfer. In calculating the limits for any transfer, we use the account value percentages as of the date prior to the transfer. Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection rules at the time of the request. In connection with any transfer, you should consider providing new allocation instructions, which would be used in connection with future rebalancing. A transfer must comply with transfer rules described under “Allocating your contributions”.

•	You may not transfer any amount to the ATP Portfolio.

•	Beginning in the second contract year and until the contract date anniversary following age 85, you may elect to have 100% of your account value in the ATP Portfolio transferred out and allocated according to your allocation instructions on file. You may only initiate this transfer once per contract year and you must make this election using our required form. This election is called the ATP exit option. See “Asset transfer program (“ATP”)” in “Benefits available under the contract” for more information.

•	If you transfer amounts from the guaranteed interest option, not in connection with a dollar cost averaging program, to the variable investment options, the ATP formula will be triggered. This could result in a transfer of account value either in to or out of the ATP Portfolio.

•	We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses”.

•	We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers. We may, at any time, change our transfer rules. We may also, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

•	Our current transfer restrictions are set forth in “Disruptive transfer activity”.

•	The maximum amount that may be transferred from the guaranteed interest option to any investment option in any contract year is the greatest of:

(a)	25% of the amount you have in the guaranteed interest option on the last day of the prior contract year;

(b)	the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

(c)	25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

Some states may have additional transfer restrictions. Please see Appendix ”State contract availability and/or variations of certain features and benefits”.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you. We will also tell you at least 45 days in advance of the day we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. If you are eligible, a new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing (using our specific form) or through the Equitable Client portal. You must send in all written transfer requests on the specific form we provide directly to our processing office. We will confirm all transfers in writing.

Please see “Allocating your contributions” in “Purchasing the Contract” for more information about your role in managing your allocations.

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Disruptive transfer activity

You should note that the contract is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-and
mid-capitalization
companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-and
mid-capitalization
companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners; and (4) these procedures do not apply to the ATP Portfolio.
We offer investment options with underlying portfolios that are part of the affiliated Trust. The affiliated Trust has adopted policies and procedures regarding disruptive transfer activity. It discourages frequent purchases and redemptions of Portfolio shares and will not make special arrangements to accommodate such transactions. It aggregates inflows and out flows for each Portfolio on a daily basis. On any day when a Portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated Trust obtains from us contract owner trading activity. The affiliated Trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. The affiliated Trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the affiliated Trust for more information.

As of the date of this Prospectus, we do not offer investment options with underlying portfolios that are part of an outside trust (an “unaffiliated trust”). Should we offer such investment options in the future, each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity, which would be disclosed in the unaffiliated trust prospectus. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Any such unaffiliated trust would also have the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account

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level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

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6.
Accessing your money

Withdrawing your account value

You have several ways to withdraw your account value before annuity payments begin. Withdrawals will be deducted pro rata from the applicable investment options. The table below shows the methods available under each type of contract. More information follows the table.

All withdrawals reduce your account value on a dollar-for-dollar basis and may be subject to withdrawal charges and have tax consequences, including possible tax penalties. For information on how withdrawals significantly reduce or terminate your guaranteed benefits and could potentially cause your contract to terminate, see “How withdrawals affect your guaranteed benefits” in “Benefits available under the contract”.

Please see “How withdrawals affect your guaranteed benefits” in “Benefits available under the contract” and “Effect of your account value falling to zero” in “Determining your contract’s value” for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

Method of withdrawal

Contract (1)	Auto- matic payment plans	Partial	Syste- matic	Pre-age 59 1 ⁄ 2 sub- stantially equal	Lifetime required minimum distribu- tion
NQ	Yes	Yes	Yes	No	No
Traditional IRA	Yes	Yes	Yes	Yes	Yes
Roth IRA	Yes	Yes	Yes	Yes	No
Inherited IRA	No	Yes	No	No	(2)
QP (3)	Yes	Yes	No	No	No
(1)	Please note that not all contract types are available under the contracts.
(2)	The contract pays out post-death required minimum distributions. See “Inherited IRA beneficiary continuation contract” in “Purchasing the Contract”.
(3)	All payments are made to the plan trust, as the owner of the contract. See Appendix “Purchase considerations for QP contracts”.

All requests for withdrawals must be made on a specific form that we provide. Please see “How to reach us” under “The Company” for more information.

Partial withdrawals
(All contracts)

You may take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300.

Partial withdrawals will be subject to a withdrawal charge if they exceed the 10% free withdrawal amount. For more information, see “10% free withdrawal amount” in “Charges and expenses”.
Any request for a partial withdrawal that results in an Excess withdrawal will terminate your participation in the Maximum payment plan or Customized payment plan. Any partial withdrawal request will terminate the systematic withdrawal option.

Automatic payment plans

You may take automatic withdrawals under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. The first payment date cannot be more than one full payment period from the date the enrollment form is received at our processing office. If a later date is specified, we will not process your enrollment form. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an automatic payment plan count towards your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning after the first contract date anniversary. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary.

Each scheduled payment cannot be less than $50. If scheduled payments would be less than $50, the program will be terminated. This applies even if an RMD withdrawal causes the reduction of scheduled amounts below $50. Scheduled payments are taken pro rata from all variable investment options (including the ATP Portfolio) and the guaranteed interest option. Scheduled payments are not taken out of the Special DCA programs.

When we use the term “Annual withdrawal amount” in this discussion of the automatic payment plans, we intend this also to be a reference to (i) the “Guaranteed annual withdrawal amount” that is available upon conversion to the GWBL or (ii) 5% of the beginning of contract year
Roll-up
benefit base for contracts that do not convert to the GWBL and continue with the “Greater of” GMDB after the contract date anniversary following age 85 or (iii) 5% of the beginning of contract year Highest Anniversary Value benefit base for contracts that do not convert to GWBL and continue with the Highest Anniversary Value death benefit after the contract date anniversary following age 85.

If you take a partial withdrawal while an automatic payment plan is in effect:

•	After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract

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year) that exceeds the Annual withdrawal amount will terminate the program. You may set up a new program immediately, but it will not begin until the next contract year.

•	After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that is less than or equal to the Annual withdrawal amount may cause payments to be suspended until the next contract year once the full Annual withdrawal amount for that contract year has been paid out. After a partial withdrawal is taken, you will continue to receive scheduled payments without a disruption in payments until the Annual withdrawal amount is paid out. After the full Annual withdrawal amount has been paid out, the program will be suspended for the remainder of the year.

Maximum payment plan.
Our Maximum payment plan provides for the withdrawal of the Annual withdrawal amount in scheduled payments. The amount of the withdrawal will increase on contract date anniversaries if there is a reset (for contracts with GMIB) or an Annual Ratchet (for contracts with GWBL).

For monthly or quarterly payments, the Annual withdrawal amount will be divided by 12 or 4 (as applicable). The program is designed to pay the entire Annual withdrawal amount in each contract year, regardless of whether the program is started at the beginning of the contract year or on some other date during the contract year. Consequently, a program that commences on a date other than a contract date anniversary will account for any payments that would have been made since the beginning of the contract year, as if the program were in effect on the contract date anniversary. A catch-up
payment will be paid for the accrued scheduled payments for all missed payments for the number of payment dates that have elapsed from the beginning of the contract year up to the date the enrollment is processed. The catch-up
payment is made immediately when the Maximum payment plan enrollment is processed. Thereafter, scheduled payments will begin one payment period later.

A partial withdrawal taken in the same contract year prior to enrollment in the Maximum payment plan will have the following effect:

•	If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

•	If the amount of the partial withdrawal is less than the Annual withdrawal amount, then the partial withdrawal will be factored into the Maximum payment plan payments for that contract year.

•	Annual frequency: If the amount of the partial withdrawal is less than the Annual withdrawal amount, the remaining Annual withdrawal amount is paid on the date the enrollment form is processed or a later date selected by the owner. You may not select a date later than the next contract date anniversary.

•	A partial withdrawal that is taken after you are enrolled in the program but before the first payment is made terminates the program.
Customized payment plan.
Our Customized payment plan provides for the withdrawal of a fixed amount not greater
than the Annual withdrawal amount in scheduled payments. The amount of the withdrawal will not be increased on contract date anniversaries with a reset (for contracts with GMIB) or an Annual Ratchet (for contracts with GWBL). You must elect to change the scheduled payment amount.

You can request any of the following as scheduled payments:

•	Fixed percentage: A fixed percentage not to exceed the Annual
Roll-up
rate (or the Applicable percentage for contracts with GWBL or 5% of the beginning of contract year benefit base for contracts that do not convert to the GWBL and continue with either the “Greater of” GMDB or Highest Anniversary Value death benefit after the contract date anniversary following age 85). The specified percentage is applied to the
Roll-up
benefit base (or GWBL benefit base or death benefit base, as applicable) as of the most recent contract anniversary.

•	Fixed dollar amount: A fixed dollar amount not to exceed the Annual withdrawal amount.

A partial withdrawal taken in the same contract year prior to enrollment in the Customized payment plan will have the following effect:

•	If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

•	If the amount of the partial withdrawal is less than the Annual withdrawal amount, you will receive the requested Customized payment plan scheduled payments. If during the course of the contract year, a scheduled payment would exceed the Annual withdrawal amount, payment will be made for an amount up to the Annual withdrawal amount and payments will be suspended for the remainder of the contract year.

If you elect the ATP exit option while the Customized payment plan is in effect and the
Roll-up
benefit base is adjusted, the Customized payment plan will operate in the same manner as though a partial withdrawal had been taken and may cause payments to be suspended in the next contract year if a scheduled payment would exceed the Annual withdrawal amount.

Systematic withdrawals
(All contracts except Inherited IRA and QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value.
Systematic withdrawals may cause Excess withdrawals. If you want to avoid Excess withdrawal treatment, use the Maximum payment plan or Customized payment plan.

You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

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If the withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of your percentages of your account value as of the beginning of the contract year, as described in the preceding paragraph, up to 100% of your account value.
However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your contract, the systematic withdrawal option will be terminated.
You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	you must select a date that is more than three calendar days prior to your contract date anniversary; and

•	you cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. If you have also elected an Automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin. You must elect a date that is more than three calendar days prior to your contract date anniversary.

You may elect to take systematic withdrawals at any time.

You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal amount previously taken in the same contract year, the systematic withdrawal exceeds the 10% free withdrawal amount.

Systematic withdrawals are not available if the GMIB has converted to the GWBL. If you are taking systematic withdrawals at the time the GMIB converts to the GWBL, the conversion will not terminate your systematic withdrawals. Continuing your systematic withdrawals after conversion may result in an Excess withdrawal. You should consider terminating your systematic withdrawals and electing an automatic payment plan at the time of the conversion to the GWBL, and you will be advised to cancel this election in the Systematic withdrawal election form and in the GMIB exercise notice.
Substantially equal withdrawals
(Traditional IRA and Roth IRA contracts only)

We offer our “substantially equal withdrawals option” to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59
1
⁄
2
. Substantially equal withdrawals are also referred to as “72(t) exception withdrawals”. See “Tax information”. We use one of the
IRS-approved
methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Once you begin to take substantially equal withdrawals, you should not (i) stop them; (ii) change the pattern of your withdrawals for example, by taking an additional partial withdrawal; or (iii) contribute any more to the contract until after the later of age 59
1
⁄
2
or five full years after the first withdrawal. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the
IRS-approved
methods of calculating fixed payments to another
IRS-approved
method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before age 59
1
⁄
2
. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary. We will calculate the amount of your substantially equal withdrawals using the
IRS-approved
method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the substantially equal withdrawal exceeds the free withdrawal amount. See “10% free withdrawal amount” in “Charges and expenses”.

For contracts with GMIB, substantially equal withdrawals could cause an Excess withdrawal. See “How withdrawals affect your guaranteed benefits” in “Benefits available under

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the contract”. Also, the substantially equal withdrawal program is not available if the GMIB converts to the GWBL.

Lifetime required minimum distribution withdrawals
(traditional IRA contracts only — See “Tax information”)

We offer our “automatic required minimum distribution (RMD) service” to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected one or more guaranteed benefits, amounts withdrawn from the contract to meet RMDs will reduce the benefit base(s) and may limit the utility of the benefit(s). Also, the actuarial present value of additional contract benefits must be added to the account value in calculating RMD payments from annuity contracts funding qualified plans and IRAs, which could increase the amount required to be withdrawn. Please refer to “Tax information”.

This service is not available under QP contracts.

You may elect our “automatic required minimum distribution (RMD) service” in the year in which you reach the applicable RMD age under federal tax law (as described under “Tax Information” later in this Prospectus).

See the discussion of lifetime required minimum distributions under “Tax Information”.

The minimum amount we will pay out is $250. Currently, RMD payments will be made annually.

This service does not generate automatic RMD payments during the first calendar year. Therefore, if you are making a rollover or transfer contribution to the calendar after your applicable RMD age you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach your applicable RMD age (if you have not begun your annuity payments before that time).

We do not impose a withdrawal charge on RMD payments taken through our automatic RMD service except if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the 10% free withdrawal amount.

If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program.

For contracts with GMIB or GWBL.
Generally, if you elect our automatic RMD service, any lifetime RMD payment we make to you, starting in the first contract year, (i) (for contracts with GMIB) will reduce your guaranteed benefit bases on a dollar-for-dollar
basis, but will not be treated as Excess withdrawals; (ii) (for contracts with GWBL), will not reduce your GWBL benefit base and will not be treated as Excess withdrawals.

If you elect either the Maximum payment plan or the Customized payment plan (together, “automatic payment plans”) AND our automatic RMD service, we will make an extra payment, if necessary, in December that will equal your lifetime RMD amount less all payments made through November and any scheduled December payment. If the combined automatic payment plan and RMD payments to date in that contract year are equal to or exceed the Annual withdrawal amount or Guaranteed annual withdrawal amount, the automatic payment plan will be suspended for the contract year on the date of the RMD payment. The portion of the RMD payment in excess of the Annual withdrawal amount or Guaranteed annual withdrawal amount will not be treated as an Excess withdrawal. If the combined automatic payment plan and RMD payments to date in that contract year do not exceed the Annual withdrawal amount or Guaranteed annual withdrawal amount, then during the course of the contract year, if a scheduled payment would exceed the Annual withdrawal amount or Guaranteed annual withdrawal amount, payment will be made for an amount up to the Annual withdrawal amount or Guaranteed annual withdrawal amount and additional scheduled payments will be suspended for the remainder of the contract year. Payments under the automatic payment plan will resume in the next contract year.

If you take any partial withdrawals in addition to your RMD and automatic payment plan payments, your applicable automatic payment plan will be terminated if the partial withdrawal causes an Excess withdrawal to occur. If the partial withdrawal does not cause an Excess withdrawal, it may cause a suspension of your automatic payment plan if a later scheduled payment would have caused an Excess withdrawal to occur. Any partial withdrawal may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your benefit base(s) and Annual withdrawal amount or Guaranteed annual withdrawal amount may be reduced. See “How withdrawals affect your guaranteed benefits” in “Benefits available under the contract”.

If you elect our automatic RMD service and elect to take your Annual withdrawal amount or Guaranteed annual withdrawal amount in partial withdrawals without electing one of our available automatic payment plans, we will make a payment, if necessary, in December that will equal your RMD less all withdrawals made through November. If prior to December you make a partial withdrawal that exceeds your Annual withdrawal amount or Guaranteed annual withdrawal amount, but not your RMD amount, that partial withdrawal will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals made during the same contract year. However, if by December your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

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If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program. If a previous systematic withdrawal taken in a contract year had already exceeded the Annual withdrawal amount or Guaranteed annual withdrawal amount prior to a payment from our automatic RMD service, the RMD payment will not be treated as an Excess withdrawal. However, previous systematic withdrawals that exceeded the Annual withdrawal amount or Guaranteed annual withdrawal amount would be treated as Excess withdrawals.

For contracts with the Guaranteed minimum income benefit.
The no lapse guarantee will not be terminated if a RMD payment using our automatic RMD service causes your cumulative withdrawals in the contract year to exceed your Annual withdrawal amount.

Owners of
tax-qualified
contracts (IRA and QP) should consider the effect of resetting the
Roll-up
benefit base if RMD payments must begin before the end of the new exercise waiting period. See
“Roll-up
benefit base reset” in “Benefits available under the contract” in this Prospectus.

How withdrawals are taken from your account value

We will subtract your withdrawals on a pro rata basis from your account value in the variable investment options (including any amounts allocated to the ATP Portfolio) and the guaranteed interest option. If there is insufficient value or no value in the in the variable investment options (including any amounts allocated to the ATP Portfolio) and the guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from a Special DCA program. A partial withdrawal from a Special DCA program will terminate the program.

Withdrawals treated as surrenders

If you request to withdraw more than 90% of a contract’s current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if no contributions are made during the last three completed contract years, and the account value is less than $500, or if you make a withdrawal that would result in a cash value of less than $500. The rules in the preceding sentence do not apply if the GMIB no lapse guarantee is in effect on your contract. See “Surrendering your contract to receive its cash value”. For the tax consequences of withdrawals, see “Tax information”.

Special rules for the Guaranteed withdrawal benefit for life.
We will not treat a withdrawal request that results in a withdrawal in excess of 90% of the contract’s cash value as a request to surrender the contract unless it is an Excess withdrawal. In addition, we will not terminate your contract if either your account value or cash value falls below $500, unless it is due to an Excess withdrawal. In other words, if you take an Excess withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero. Please also see “Effect of your account value falling to zero” in “Determining your contract’s value”. Please also see “Effect of your account value falling to zero” under “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract”, for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural
owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information. All benefits under the contract will terminate as of the date we receive the required information, including the GWBL (if applicable) if your cash value is greater than your Guaranteed annual withdrawal amount remaining that year. If your cash value is not greater than your Guaranteed annual withdrawal amount remaining that year, then you will receive a supplementary life annuity contract. For more information, please see “Effect of your account value falling to zero” in “Benefits available under the contract”. Also, if the GMIB no lapse guarantee is in effect, the benefit will terminate without value if your cash value plus any other withdrawals taken in the contract year exceeds your Annual withdrawal amount. For more information, please see “Effect of your account value falling to zero” in “Determining your contract’s value” and “Guaranteed withdrawal benefit for life (“GWBL”)” in ”Benefits available under the contract”.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See “Your annuity payout options”. For the tax consequences of surrenders, see “Tax information”.

When to expect payments

Generally, we will fulfill requests for payments out of the variable investment options (including the ATP Portfolio) within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)	the New York Stock Exchange is closed or restricts trading,

(2)	the SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a variable investment option’s assets is not reasonably practicable, or

(3)	the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options (including the ATP Portfolio).

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We can defer payment of any portion of your value in the guaranteed interest option and the account for special dollar cost averaging (other than for death benefits) for up to six months while you are living. Please note that the account for special dollar cost averaging is available to Series B and Series L contract owners only. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made to a bank account designated by you or by check which will be mailed to you (or the payee named in a tax-free
exchange) by U.S. mail, if you request that we do so subject to any charges. We can also send any payment to you by using an express delivery or wire transfer service at your expense.

Signature guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	disbursements, including but not limited to partial withdrawals, surrenders, transfers and exchanges, over $250,000;

•	any disbursement requested within 30 days of an address change;

•	any disbursement when we do not have an originating or guaranteed signature on file or where we question a signature or perceive any inconsistency between the signature on file and the signature on the request; or

•	any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at the number listed in this Prospectus.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions that participate in a Medallion Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, brokerage firm or credit union with which you do business.
A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee.

Your annuity payout options

The following description assumes annuitization of your entire contract. For partial annuitization, see “Partial annuitization”.

Deferred annuity contracts such as those in the Accumulator
®
Series provide for conversion to annuity payout status at or before the contract’s “maturity date.” This is called “annuitization”. You must annuitize or take a lump sum withdrawal by your annuity maturity date, as discussed later in this section. Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits, including any Guaranteed minimum death benefit and any other guaranteed benefits, terminate. Your contract will be converted to a supplementary contract for the periodic payments (“payout option”). The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time after 13 months (five years for Series CP
®
contracts) after the contract issue date. Please see Appendix “State contract availability and/or variations of certain features and benefits” for information on state variations. The contract’s maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option which is a life annuity with a period certain. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

In general, your periodic payment amount upon annuitization is determined by the account value or cash value of your Accumulator
®
Series contract at the time of annuitization, the form of the annuity payout option you elect and the annuity purchase rate to which that value is applied, as described below. Alternatively, if you have a GMIB, you may exercise your benefit in accordance with its terms provided that your account value is greater than zero on the exercise date. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

You can annuitize your contract. The current available annuity payout options are listed below. Restrictions may apply, depending on the type of contract you own or the

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owner’s and annuitant’s ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GMIB, your choice of payout options are those that are available under the GMIB (see “Guaranteed minimum income benefit (“GMIB”)” in “Benefits available under the contract”). If the GWBL is in effect and you choose to annuitize your contract before the maturity date, the GWBL will terminate without value even if your GWBL benefit base is greater than zero. Payments you receive under the payout annuity option you select may be less than you would have received under GWBL. See “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract” for further information. Please contact our customer service representatives or speak with your financial professional to confirm which annuity payout option(s) are available to you.

Fixed annuity payout options	• Life annuity • Life annuity with period certain • Life annuity with refund certain

•
Life annuity:
An annuity that guarantees payments for the rest of the annuitant’s life. Payments end with the last monthly payment before the annuitant’s death. Because there is no continuation of benefits following the annuitant’s death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after the first payment.

•
Life annuity with period certain:
An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant’s life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

•
Life annuity with refund certain:
An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered subject to the required minimum distribution rules, if applicable.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant’s life, and after the annuitant’s death, payments continue to the survivor. We may offer other payout options not outlined here, including non-life contingent annuities. Your financial professional can provide you with details.
We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your contract.

We use the account value if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, we use the cash value if you select one of these payout options as any applicable withdrawal charge will apply.

Partial annuitization.
Partial annuitization of nonqualified deferred annuity contracts, as described in “Partial Annuitization” in “Tax Information”, is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We no longer offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. You may not partially exercise your GMIB. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity. Partial annuitization is available until your annuity maturity date. See “How withdrawals are taken from your account value”.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CP
®
contract date (in a limited number of jurisdictions this requirement may be more or less than five years). Please see Appendix “State contract availability and/or variations of certain features and benefits” for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

For Series CP
®
contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix “State contract availability and/or variations of certain features and benefits” for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

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If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

You will not be able to make withdrawals or change annuity payout options once your contract is annuitized. However, depending on your beneficiary/joint annuitant designations and annuity payout option, the annuity amounts and payment term remaining after your death may be modified if necessary to comply with the minimum distribution requirements of federal income tax law.

Annuity maturity date

Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law even if you name a new annuitant. For contracts with joint annuitants, the maturity age is based on the older annuitant. The maturity date is generally the contract date anniversary that follows the annuitant’s 95th birthday. We will send a notice with the contract statement one year prior to the maturity date. If you do not respond to the notice within the 30 days following the maturity date, your contract will be annuitized automatically. Please note that the aggregate payments you would receive from this form of annuity during the period certain may be less than the lump sum payment you would receive by surrendering your contract immediately prior to annuitization. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option if you do not provide an election by the time of your contract maturity date. If GWBL is not in effect, the default payout option is the Life annuity with period certain not to exceed 10 years.

On the annuity maturity date, other than the Guaranteed withdrawal benefit for life (as discussed below), any Guaranteed minimum death benefit and any other guaranteed benefits will terminate, and will not be carried over to your annuity payout contract.

Guaranteed withdrawal benefit for life

If the GWBL is in effect under your contract and your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments for life that as of your maturity date are at least equal to the Guaranteed annual withdrawal amount that you would have received under the GWBL. At annuitization, you will no longer be able to take withdrawals in addition to the payments under this annuity payout option.

At maturity, the annuity payout will be the higher of two amounts that are calculated as that date. The annuity payout will be the higher of: (1) the Guaranteed annual withdrawal amount and (2) the amount that the contract owner would have received if the annuity account value had been applied to a life annuity without a period certain, using either (a) the guaranteed annuity rates specified in your contract, or (b) the applicable current individual annuity rates as of the contract date anniversary, applying the rate that provides a greater benefit to the payee.

Any death benefit you had under your contract will no longer be in effect. You will not be permitted to make any additional withdrawals.

Please see Appendix “State contract availability and/or variations of certain features and benefits” for variations that may apply in your state.

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7.
Charges and expenses

Charges that the Company deducts

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

•	An operations charge

•	An administrative charge

•	A distribution charge

We deduct the following charges from your account value. When we deduct these charges from your variable investment options (including the ATP Portfolio), we reduce the number of units credited to your contract:

•	On each contract date anniversary — an annual administrative charge, if applicable.

•	At the time you make certain withdrawals or surrender your contract — a withdrawal charge (if applicable).

•	On each contract date anniversary — a charge for each optional benefit in effect under your contract: a death benefit (other than the Return of Principal death benefit); the GMIB; the GWBL; and the Earnings enhancement benefit.

•	At the time annuity payments are to begin — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

•	At the time you request a transfer in excess of 12 transfers in a contract year — a transfer charge (currently, there is no charge).

•	Charge for third-party transfer or exchange (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See “Group or sponsored arrangements”.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

Base contract expenses

Operations charge.
We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, including the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option for each contract in the Accumulator
®
Series:

Series B:	0.80%

Series CP ® :	1.05%

Series L:	1.10%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CP
®
contracts, a portion of this charge also compensates us for the contract credit. For a discussion of the credit, see “Credits” in “Purchasing the Contract”. We expect to make a profit from this charge.

If you previously accepted an offer to terminate a guaranteed benefit, charges for that benefit will have ceased. However, as stated in the terms of your offer, you should be aware that you will continue to pay the same operations charge as contract owners that have the standard death benefit, even though you no longer have the standard death benefit.

Administrative charge.
We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.30%

Series CP ® :	0.35%

Series L:	0.35%

Distribution charge.
We deduct a daily charge from the net assets in each variable investment option to compensate us for

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a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.20%

Series CP ® :	0.25%

Series L:	0.25%

Account value charges

Annual administrative charge.
We deduct an administrative charge from your account value on each contract date anniversary. The charge is to compensate us for the cost of providing administrative services in connection with the contract. We deduct the charge if your account value on the last business day of the contract year is less than $50,000. If your account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the variable investment options (including the ATP Portfolio) and the guaranteed interest option (see Appendix “State contract availability and/or variations of certain features and benefits” to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under “Effect of your account value falling to zero” in “Determining your contract’s value”. Please note that if you elected the Guaranteed minimum income benefit, you can only exercise the benefit during the 30 day period following your contract date anniversary. Therefore, if your account value is not sufficient to pay these charges and any other fees on your next contract date anniversary, your contract will be terminated without value and you will not have an opportunity to exercise your Guaranteed minimum income benefit unless the no lapse guarantee provision under your contract is still in effect. See “Effect of your account value falling to zero” in “Determining your contract’s value”.

Transfer charge

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. The charge is to compensate us for the expense of processing the transfer. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Each time you request a transfer from one investment option to another, we will assess the transfer charge (if applicable). Separate requests submitted on the same day will each be treated as separate transfers. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from our automated programs do not count toward your number of transfers in a contract year for the purposes of this charge.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Wire transfer charge.
 We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge.
 We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Duplicate contract charge.
 We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to us, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

Check preparation charge.
The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge. We reserve the right to charge a maximum of $85.

Charge for third-party transfer or exchange.
Currently, we are waiving the $65 charge for each third-party transfer or exchange; this waiver may be discontinued at any time, with or without notice. Absent this waiver, we deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee
transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. We reserve the right to increase this charge to a maximum of $125. Please see Appendix “State contract availability and/or variations of certain features and benefits” for variations in your state.

Withdrawal charge

A withdrawal charge applies in three circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value, or (3) annuitize your contract and elect a non-life contingent annuity option. For more information about the withdrawal charge if you select an annuity payout option, see “Your annuity payout options — The amount applied to purchase an annuity payout option” in “Accessing your money”. For Series CP
®
contracts, a portion of this charge also compensates us for the contract credit. For a discussion of the credit, see “Credits” in “Purchasing the Contract”. We expect to make a profit from this charge.

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The withdrawal charge equals a percentage of the contributions withdrawn even if the account value is less than total net contributions. For Series CP
®
contracts, we do not consider credits to be contributions. Therefore, there is no withdrawal charge associated with a credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

Withdrawal charge as a % of contribution year following receipt of contribution
	1	2	3	4	5		6	7	8		9	10+

Series B	7%	7%	6%	6%	5%		3%	1%	0%	(1)	—	—

Series CP SM	8%	8%	7%	6%	5%		4%	3%	2%		1%	0%	(2)

Series L	8%	7%	6%	5%	0%	(3)	—	—	—		—	—
(1)	Charge does not apply in the 8th and subsequent years following contribution.
(2)	Charge does not apply in the 10th and subsequent years following contribution.
(3)	Charge does not apply in the 5th and subsequent years following contribution.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as “year 1,” and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See “Tax information”.

Please see Appendix “State contract availability and/or variations of certain features and benefits” for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your account value. For more information, see “Guaranteed minimum death benefit and Guaranteed minimum income benefit base” and “How withdrawals affect your guaranteed benefits”.

We may offer a version of the contract that does not include a withdrawal charge.
The withdrawal charge does not apply in the circumstances described below.

10% free withdrawal amount.
Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. Additional contributions during the contract year do not increase your 10% free withdrawal amount (contributions after the first contract year are allowed in QP contracts only). The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.

For Series B and Series L NQ contracts issued to a charitable remainder trust, the free withdrawal amount will equal the greater of: (1) the current account value less contributions that have not been withdrawn (earnings in the contract) and (2) the 10% free withdrawal amount defined above.

Certain withdrawals.
If you elected the GMIB with or without the “Greater of” GMDB, beginning on the first day of the 2nd contract year we will waive any withdrawal charge for any withdrawal during the contract year up to the Annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a withdrawal that exceeds the Annual withdrawal amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the Annual withdrawal amount.

If the GWBL is in effect, we will waive any withdrawal charge for any withdrawals during the contract year up to the Guaranteed annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a withdrawal that exceeds the Guaranteed annual withdrawal amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the Guaranteed annual withdrawal amount.

Withdrawal charges will not apply when the GMIB is exercised on the contract date anniversary following age 85.

Disability, terminal illness, or confinement to nursing home.
 There are specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

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The withdrawal charge does not apply if:

(i)
We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following “activities of daily living”:

—	“Bathing” means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

—
“Continence” means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

—	“Dressing” means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

—	“Eating” means feeding oneself by food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

—	“Toileting” means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

—	“Transferring” means moving into or out of a bed, chair or wheelchair.

(ii)	We receive proof satisfactory to us (including certification by a licensed physician) that an owner’s (or older joint owner’s, if applicable) life expectancy is six months or less; or

(iii)
An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

—	its main function is to provide skilled, intermediate, or custodial nursing care;

—	it provides continuous room and board to three or more persons;

—	it is supervised by a registered nurse or licensed practical nurse;

—	it keeps daily medical records of each patient;

—	it controls and records all medications dispensed; and

—	its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.
Guaranteed benefit charges

Return of Principal death benefit.
There is no additional charge for this death benefit.

Highest Anniversary Value death benefit.
If you elect the Highest Anniversary Value death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the Highest Anniversary Value benefit base.

“Greater of” GMDB I.
We deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 1.15% of the greater of the
Roll-up
benefit base or the Highest Anniversary Value benefit base. We reserve the right to increase the charge for this benefit up to a maximum of 2.30%. See “Fee changes for the guaranteed benefits” for more information.

“Greater of” GMDB II.
We deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 1.30% of the greater of the
Roll-up
benefit base or the Highest Anniversary Value benefit base. We reserve the right to increase the charge for this benefit up to a maximum of 2.60%.

Death benefit under converted GWBL.
If your GMIB converts to the GWBL, we will continue to deduct the charge for the Guaranteed minimum death benefit that is in effect prior to the conversion.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

Guaranteed minimum income benefit charge.
If you elect the GMIB, we deduct a charge annually from your account value on each contract date anniversary until such time as you exercise the GMIB, drop the GMIB, elect another annuity payout option, or the contract date anniversary after the owner (or older joint owner, if applicable) reaches age 85, whichever occurs first. For the GMIB I — Asset Allocation, the charge is equal to 1.15% of the benefit base. For the GMIB II — Custom Selection, the charge is equal to 1.30% of the benefit base. We reserve the right to increase the charge for this benefit up to a maximum of 2.30% for the GMIB I — Asset Allocation and 2.60% for the GMIB II — Custom Selection. See “Fee changes for the guaranteed benefits” for more information.

Earnings enhancement benefit charge.
If you elect the Earnings enhancement benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the account value on each contract date anniversary.

Guaranteed withdrawal benefit for life benefit charge.
If your GMIB converts to the GWBL, we deduct a charge for the GWBL that is equal to a percentage of your GWBL benefit base. This initial percentage is equal to the percentage of your Roll-up benefit base that we were deducting as the GMIB charge on the Conversion effective date. The dollar amount of the charge, however, may be different, depending upon whether your initial GWBL benefit base is calculated using

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your account value or Roll-up benefit base. See “Guaranteed withdrawal benefit for life (“GWBL”)”. After conversion, we deduct this charge annually from your account value on each contract date anniversary. This charge is the same for the Single life and Joint life options. We reserve the right to increase the charge for this benefit up to a percentage equal to a maximum charge of 2.30% for GMIB I — Asset Allocation or 2.60% for GMIB II — Custom Selection. See “Fee changes for the guaranteed benefits” for more information. If the contract is surrendered or annuitized, or a death benefit is paid or the GWBL is dropped on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. See “Guaranteed minimum income benefit charge”.

When we deduct these charges.
We will deduct these guaranteed benefit charges from your value in the variable investment options (including the ATP Portfolio) and the guaranteed interest option on a pro rata basis (see Appendix “State contract availability and/or variations of certain features and benefits” to see if deducting this charge from the guaranteed interest option is permitted in your state). If those amounts are insufficient, we will deduct all or a portion of these charges from amounts in the Special DCA program. The pro rata portion of the charge will be based on the fee that is in effect at the time the charge is assessed.

If the contract is surrendered or annuitized, or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

Although the amount of your Highest Anniversary or “Greater of” death benefit and any Earnings enhancement benefit will no longer increase after age 85, we will continue to deduct the charge for that benefit as long as it remains in effect.

Please note that if you elected the Guaranteed minimum income benefit, you can only exercise the benefit during the 30 day period following your contract date anniversary. Therefore, if your account value is not sufficient to pay these charges and any other fees on your next contract date anniversary, your contract will be terminated without value and you will not have an opportunity to exercise your Guaranteed minimum income benefit unless the no lapse guarantee provision under your contract is still in effect. See “Effect of your account value falling to zero” in “Determining your contract’s value”.

Fee changes for the guaranteed benefits

We may increase or decrease the charge for the GMIB, the GWBL, the “Greater of” GMDB I and the “Greater of” GMDB II. You will be notified of a change in the charge at least 30 days in advance. The charge for each benefit may only change once in a 12 month period and will never exceed the maximum shown in the fee table. If you are within your first two contract years at the time we notify you of a revised charge, the revised charge will be effective the first day of the third contract year, or at least 30 days following the notification date, and will be assessed beginning on your third contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a revised charge, the revised charge will be effective
30 days after the notification date and will be assessed as of your next contract date anniversary that is at least 30 days after the fee change notification date and on all contract date anniversaries thereafter. A pro rata charge assessed during any contract year will be based on the charge in effect at that time. See “Guaranteed benefit charges” for more information. You may not opt out of a fee change but you may drop the benefit if you notify us in writing within 30 days after a fee change is declared. The requirement that all withdrawal charges have expired will be waived. See “Dropping the Guaranteed minimum income benefit after issue” and “Dropping the Guaranteed withdrawal benefit for life after conversion” in “Benefits available under the contract”.

E
xercise of the GMIB in the event of a GMIB (or GWBL) fee increase.
In the event we increase the charge for the GMIB (or GWBL), you may exercise the GMIB subject to the following rules. If you are within your first two contract years at the time we notify you of a GMIB (or GWBL) fee increase, you may elect to exercise the GMIB during the 30 day period beginning on your second contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a GMIB (or GWBL) fee increase, you may elect to exercise the GMIB during the 30 day period beginning on the date of the fee increase notification.
Note that if you are within your first two contract years at the time we notify you of a GMIB (or GWBL) fee increase, your opportunity to drop the benefit is the 30 day period following notification, not the 30 day period following your second contract date anniversary.
We must receive your election to exercise the GMIB within the applicable 30 day GMIB exercise period. Any applicable GMIB exercise waiting period will be waived. Upon expiration of the 30 day exercise period, any contractual waiting period will resume. If your GMIB exercise waiting period has already elapsed when a fee increase is announced, you may exercise your GMIB during either (i) the 30 day GMIB exercise period provided by your contract or (ii) the 30 day exercise period provided by the fee increase. It is possible that these periods may overlap. For more information on your contract’s GMIB exercise period and exercise rules, see “Exercise of GMIB” in “Benefits available under the contract”. If your GWBL is in effect when a fee increase is announced, you may exercise your GMIB as if it were still in effect and the same exercise rules described above will apply. In this circumstance, your GMIB will be exercised by applying the GMIB guaranteed annuity purchase factors to your GWBL benefit base as of that date.

For single owner contracts, the payout can be either based on a single life (the owner’s life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant’s life). Your Lifetime GMIB payments are calculated by applying your Roll-up benefit base (as of the date we receive your election

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in good order) less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. See “Exercise of GMIB” under “Benefits available under the contract” for additional information regarding GMIB exercise.

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Some of the charges described above may be different for certain contract owners. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options (including the ATP Portfolio) and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trust and/or shares of unaffiliated portfolios (collectively, the “underlying portfolios”). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Group or sponsored arrangements

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable under your Accumulator
®
Series contract) or the daily contract charge, or change the minimum initial contribution requirements. We also may change the guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the
12b-1
fee. We may also change the crediting percentage that applies to contributions. Credits are subject to recovery under certain circumstances. See “Credits (for Series CP
®
contracts)” under “Purchasing the Contract”. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and operations generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 (“ERISA”) or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

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8.
Tax information

Overview

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Accumulator
®
Series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service (“IRS”) interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for
non-U.S.
taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (“ERISA”). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CARES Act

Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020. The CARES Act permitted penalty-free withdrawals during 2020 from many tax-qualified and tax-favored plans and contracts (such as defined contribution plans, 403(b) plans, government sponsored employer 457(b) plans, and IRAs) by individuals affected by coronavirus or the economic aftermath. An individual may repay the amount of the distribution to the plan or contract within a 3-year period. Please consult your tax adviser about your individual circumstances.

Contracts that fund a retirement arrangement

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements (“IRAs”): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a)
of the Code (“QP contracts”). How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified
arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity’s features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to, various guaranteed benefits such as the minimum income benefits and minimum death benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix “Purchase considerations for QP contracts” at the end of this Prospectus for a discussion of QP contracts.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonqualified annuity contract.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

•	if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

•	if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

•	if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

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•	if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural
person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a typical grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that the Company and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See “Partial annuitization”.

Annuitization under an Accumulator
®
Series contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. (We do not currently offer a period certain option without life contingencies.) Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Annuitization payments that are based on life or life expectancy are considered annuity payments for income tax purposes. We include in annuitization payments GMIB payments, and other annuitization payments available under your contract. We also include in annuitization payments GWBL Maturity date annuity payments. We also include Guaranteed annual withdrawals that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract”.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the
tax-free
portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free
portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free
amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.
Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

Partial annuitization

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies.

Withdrawals made before annuity payments begin

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract’s value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. The Company will report any income attributable to a collateral assignment on Form
1099-R.
Also, if the Company makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form
1099-R
even though you do not receive them.

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Taxation of lifetime withdrawals under the Guaranteed withdrawal benefit for life

We treat any withdrawals under the contract as
non-annuity
payments for income tax purposes. (This includes Guaranteed annual withdrawal amounts received after age 85 but before the Maturity Date. Payments made after the Maturity Date are discussed under “Annuity payments”.)

Earnings enhancement benefit

In order to enhance the amount of the death benefit to be paid at the owner’s death, you may have purchased an earnings enhancement benefit rider for your NQ contract. Although we regard this benefit as an investment protection feature which is part of the contract and which should have no adverse tax effect, it is possible that the IRS could take a contrary position or assert that the earnings enhancement benefit rider is not part of the contract. In such a case, the charges for the earnings enhancement benefit rider could be treated for federal income tax purposes as a partial withdrawal from the contract. If this were so, such a deemed withdrawal could be taxable, and for contract owners under age 59
1
⁄
2
, also subject to a tax penalty. Were the IRS to take this position, the Company would take all reasonable steps to attempt to avoid this result, which could include amending the contract (with appropriate notice to you).

1035 exchanges

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

•	the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

•	the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a “qualified long-term care contract” meeting all specified requirements under the Code or an annuity contract with a “qualified long-term care contract” feature (sometimes referred to as a “combination annuity” contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in the exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a “qualified long-term care contract” or “combination annuity” in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.
If you are purchasing your contract through a Section 1035 exchange, you should be aware that the Company cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange; the insurance company issuing the source contract controls the tax information reporting of the transaction as a Section 1035 exchange. Because information reports are not provided and filed until the calendar year after the exchange transaction, the insurance company issuing the source contract shows its agreement that the transaction is a 1035 exchange by providing to us the cost basis of the exchanged source contract when it transfers the money to us on your behalf.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See “Benefits available under the contract”.

Surrenders

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

Death benefit payments made to a beneficiary after your death

For the rules applicable to death benefits, see “Benefits available under the contract”. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the
5-year
rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

Early distribution penalty tax

If you take distributions before you are age 59
1
⁄
2
, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age
59
1
⁄
2
penalty tax include distributions made:

•	on or after your death; or

•	because you are disabled (special federal income tax definition); or

•	in the form of substantially equal periodic payments at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an
IRS-approved
distribution method.

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Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

Investor control issues

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of the Separate Account (as identified in Section 9 of this Prospectus). If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of the Separate Account. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of the Separate Account, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of the Separate Account.

Additional tax on net investment income

Taxpayers who have modified adjusted gross income (“MAGI”) over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the “Net Investment Income Tax” or “NIIT”). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

Individual retirement arrangements (IRAs)

General

“IRA” stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

•	Traditional IRAs, typically funded on a pre-tax basis; and

•	Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA’s benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publications 590-A (“Contributions to Individual Retirement Arrangements (IRAs)”) and 590-B (“Distributions from Individual Retirement Arrangements (IRAs)”). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

The Company designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs. Inherited IRA contracts are available for all Accumulator
®
Series contracts except Series CP
®
. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under “Charges and expenses”. We describe the method of calculating payments under “Accessing your money”. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

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Your right to cancel within a certain number of days

You can cancel any version of the Accumulator
®
Series IRA contract (traditional IRA or Roth IRA) by following the directions in “Your right to cancel within a certain number of days” under “Purchasing the Contract”. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

Traditional individual retirement annuities (traditional IRAs)

Contributions to traditional IRAs.
Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

•	“regular” contributions out of earned income or compensation; or

•	tax-free “rollover” contributions; or

•	direct custodian-to-custodian transfers from other traditional IRAs (“direct transfers”).

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Since the contract is no longer available to new purchasers, initial contribution restrictions are no longer available.

Regular contributions to traditional IRAs

Limits on contributions.
The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2023, after adjustment for cost-of-living
changes. When your earnings are below $6,500, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian
transfers into a traditional IRA.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional
“catch-up
contributions” of up to $1,000 to your traditional IRA.

Special rules for spouses.
If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $6,500, married individuals filing jointly can contribute up to $13,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $6,500 can be contributed annually to either spouse’s traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions.
Catch-up
contributions may be made as described above for spouses who are at least age 50 at any time during the taxable year for which the contribution is made.

Deductibility of contributions.
The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored
retirement plan, as defined under special federal income tax rules. Your Form
W-2
will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual’s personal situation (including his/her spouse). IRS Publication 590-A, “Contributions to Individual Retirement Arrangements (IRAs)” which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual’s income limits for determining contributions and deductions all may be adjusted annually for cost of living.

Nondeductible regular contributions.
If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred
basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working
spouse’s traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year ($6,500 for 2023 after adjustment). The dollar limit is $1,000 higher for people eligible to make age
50+”catch-up”
contributions ($7,500 for 2023). You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See “Withdrawals, payments and transfers of funds out of traditional IRAs” for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

When you can make regular contributions.
If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designate the year for which you are making the contribution.

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Rollover and direct transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these “eligible retirement plans”:

•	qualified plans;

•	governmental employer 457(b) plans;

•	403(b) plans; and

•	other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after lifetime required minimum distributions must start must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from “eligible retirement plans” other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal
death beneficiary may also be able to make a direct rollover to an inherited IRA contract with special rules and restrictions under certain circumstances. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

There are two ways to do rollovers:

•	Do it yourself: You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

•	Direct rollover: You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless an exception applies. Some of the exceptions include the following distributions:

•	“required minimum distributions” after the applicable RMD age or retirement from service with the employer; or

•	substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

•	substantially equal periodic payments made for a specified period of 10 years or more; or

•	hardship withdrawals; or

•	corrective distributions that fit specified technical tax rules; or
•	loans that are treated as distributions; or

•	certain death benefit payments to a beneficiary who is not your surviving spouse; or

•	qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

Distributions from an eligible retirement plan made in connection with the birth or adoption of a child as specified in the Code can be made free of income tax withholding and penalty-free. Effective for distributions made after December 29, 2022, repayments made within three years of these distributions to an eligible retirement plan can be treated as deemed rollover contributions. For prior qualified birth or adoption distributions, the repayment period ends December 31, 2025.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

Rollovers from an eligible retirement plan to a traditional IRA are not subject to the “one-per-year limit” noted later in this section.

Rollovers of
after-tax
contributions from eligible retirement plans other than traditional IRAs

Any
non-Roth
after-tax
contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See “Taxation of Payments” under “Withdrawals, payments and transfers of funds out of traditional IRAs.”
After-tax
contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every
12-month
period for the same funds. We call this the “one-per-year limit.” It is the IRA owner’s responsibility to determine if this rule is met.
Trustee-to-trustee
or
custodian-to-custodian
direct transfers are not rollover transactions. You can make these more frequently than once in every
12-month
period.

Spousal rollovers and divorce-related direct transfers

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse’s traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be

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transferred on a
tax-free
basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. Examples of excess contributions are regular contributions of more than the maximum regular contribution amount for the applicable taxable year, and a rollover contribution which is not eligible to be rolled over, for example to the extent an amount distributed is a lifetime required minimum distribution. You can avoid or limit the excise tax by withdrawing an excess contribution. See IRS Publications 590-A and 590-B for further details.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having “recharacterized” your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals.
You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments.
Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form
1099-R.
You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.
A distribution from a traditional IRA is not taxable if:

•	the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

•	the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See “Rollovers from eligible retirement plans other than traditional IRAs” under “Rollover and direct transfer contributions to traditional IRAs” for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan.
After-tax
contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year
averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a “conduit IRA” before being rolled back into a qualified plan. See your tax adviser.

IRA distributions directly transferred to charity.
Specified distributions from IRAs directly transferred to charitable organizations may be tax-free to IRA owners age 70
1
⁄
2
or older. You can direct us to make one distribution per calendar year directly to a charitable organization you request whether or not such distribution might be eligible for favorable tax treatment. Additional requests in the same calendar year will not be honored. Since an IRA owner is responsible for determining the tax consequences of any distribution from an IRA, we report the distribution to you on Form 1099-R. After discussing with your own tax advisor, it is your responsibility to report any distribution qualifying as a tax-free charitable direct transfer from your IRA on your own tax return. We do not permit a one-time
distribution of $50,000 (indexed for inflation after 2023) from IRAs to charitable gift annuities, charitable remainder unitrusts, and charitable remainder annuity trusts.

Required minimum distributions

The Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) and the SECURE 2.0 Act of 2022 (“SECURE 2.0”) made significant changes to the required minimum distribution rules. Because these rules are statutory and regulatory, in many cases IRS guidance will be required to implement these changes.

Background on Regulations — Required Minimum Distributions.
 Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations

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require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions — When you have to take the first lifetime required minimum distribution.
 When you have to start lifetime required minimum distributions from your traditional IRAs is based on your applicable RMD age as defined under federal tax law. If you attain age 72 after 2022 and age 73 before 2033, your applicable RMD age is 73. If you attain age 74 after 2032, your applicable RMD age is 75. If you were born prior to July 1, 1949, your applicable RMD age is 70
1
⁄
2
, and if you were born on or after July 1, 1949 and before January 1, 1951, your applicable RMD age is 72.

The first required minimum distribution is for the calendar year in which you attain your applicable RMD age. You have the choice to take this first required minimum distribution during the calendar year you actually attain your applicable RMD age, or to delay taking it until the first three-month period in the next calendar year (January 1st — April 1st). Distributions must start no later than your “Required Beginning Date”, which is April 1st of the calendar year after the calendar year in which you attain your applicable RMD age. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year — the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

How you can calculate required minimum distributions.
There are two approaches to taking required minimum distributions — “account-based” or “annuity-based.”

Account-based method.
If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based
payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

Annuity-based method.
If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and an eligible designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.
Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans?
No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose?
We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our “automatic required minimum distribution (RMD) service.” Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year?
The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year
basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year?
Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 25% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). This penalty tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die?
These vary, depending on the status of your beneficiary (individual or entity) and when you die. The SECURE Act significantly amended the post-death required minimum distribution rules for distributions made beginning January 1, 2020, and in some cases may affect payouts for pre-December 31, 2019 deaths.

Individual beneficiary.
 Unless the individual beneficiary has a special status as an “eligible designated beneficiary” or “EDB” described below, distributions of the remaining

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amount in the defined contribution plan or IRA contract following your death must be distributed within 10 years in accordance with federal tax rules. If your beneficiary is not an EDB, the entire interest must be distributed by the end of the calendar year which contains the tenth anniversary of your death. If you die before your Required Beginning Date, no distribution is required for a year before that tenth year. If you die on or after your Required Beginning Date, your beneficiary will be required to take an annual post-death required minimum distribution and all remaining amounts must be fully distributed by the end of the year containing the tenth anniversary of your death. It is the beneficiary’s responsibility to calculate and satisfy the required minimum distribution rules. Please consult your tax adviser to determine whether annual post-death required minimum distribution payments are required from your contract during the
10-year
period. IRS guidance will be needed regarding the mechanics of implementation of this “10-year” rule.

Individual beneficiary who has “eligible designated beneficiary” or “EDB” status.
An individual beneficiary who is an “eligible designated beneficiary” or “EDB” can take annual post-death required minimum distribution payments over the life of the EDB or over a period not extending beyond the life expectancy of the EDB, as long as the distributions start no later than one year after your death (to be prescribed in Treasury Regulations).

Under federal tax law, the following individuals are EDBs:

•	your surviving spouse (see spousal beneficiary, below);

•	your minor children (only while they are minors);

•	a disabled individual (Code definition applies);

•	a chronically ill individual (Code definition applies); and

•	any individual who is not more than 10 years younger than you.

In certain cases, a trust may be treated as an individual and not an entity beneficiary. Please consult your tax advisor.

When minor children reach the age of majority, they stop EDB status and the remainder of the portion of their interest not yet distributed must be distributed within 10 years. However, the contracts issued by the Company do not allow individual beneficiaries who are EDBs solely by virtue of being your minor children to stretch post-death required minimum distribution payments over their lives or life expectancies.

Spousal beneficiary.
 If your death beneficiary is your surviving spouse, your spouse has a number of choices. As noted above, post-death distributions may be made over your spouse’s life or period of life expectancy. Your spouse may delay starting payments over his/her life or life expectancy period until the year in which you would have attained your applicable RMD age. In some circumstances, for traditional IRA contracts only, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches the applicable RMD age, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

Non-individual beneficiary.
 Pre-January 1, 2020 rules continue to apply. If you die before your Required Beginning
Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the “5-year rule” applies. Under this rule, the entire interest must be distributed by the end of the calendar year which contains the fifth anniversary of the owner’s death. No distribution is required for a year before that fifth year. Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die after your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the rules permit the beneficiary to calculate the post-death required minimum distribution amounts based on the owner’s life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Additional Changes to post-death distributions after the SECURE Act.
 The SECURE Act applies to deaths after December 31, 2019, so that the post-death required minimum distribution rules in effect before January 1, 2020 continue to apply initially. As long as payments start no later than December 31 following the calendar year of the owner’s death, individuals who are non-spouse beneficiaries may continue to stretch post-death payments over their life. It is also permissible to stretch post-death payments over a period not longer than their life expectancy based on IRS tables as of the calendar year after the owner’s death on a term certain method. In certain cases, a “see-through” trust which is the death beneficiary will be treated as an individual for measuring the distribution period.

However, the death of the original individual beneficiary will trigger the “10-year” distribution period. Prior to 2019, for example, if an individual beneficiary who had a 20-year life expectancy period in the year after the owner’s death died in the 7th year of post-death payments, the beneficiary named by the original beneficiary could continue the payments over the remaining 13 years of the original beneficiary’s life expectancy period. Even if the owner in this example died before December 31, 2019 the legislation caps the length of any post-death payment period after the death of the original beneficiary at 10 years. As noted above, a rule similar to this applies when an EDB dies, or a minor child reaches majority-the remaining interest must be distributed within 10 years. IRS guidance will be needed to implement the mechanics of these beneficiary status shift provisions.

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If

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you borrow against your IRA or use it as collateral, its
tax-favored
status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59
1
⁄
2
before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59
1
⁄
2
. Some of the available exceptions to the
pre-age
59
1
⁄
2
penalty tax include distributions:

•	made on or after your death; or

•	made because you are disabled (special federal income tax definition); or

•	used to pay certain extraordinary medical expenses (special federal income tax definition); or

•	used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

•	used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

•	used to pay certain higher education expenses (special federal income tax definition); or

•	made in connection with the birth or adoption of a child as specified in the Code; or

•	in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an
IRS-approved
distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See “Substantially equal withdrawals” under “Accessing your money”. We will calculate the substantially equal annual payments using your choice of
IRS-approved
methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in “Withdrawals, payments and transfers of funds out of traditional IRAs”. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59
1
⁄
2
or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.
Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under “traditional IRAs.”

The Accumulator
®
Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs

Individuals may make four different types of contributions to a Roth IRA:

•	regular after-tax contributions out of earnings; or

•	taxable rollover contributions from traditional IRAs or other eligible retirement plans (“conversion rollover” contributions); or

•	tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

•	tax-free direct custodian-to-custodian transfers from other Roth IRAs (“direct transfers”).

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See “Rollovers and direct transfer contributions to Roth IRAs” for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

Since the contract is no longer available to new purchasers, initial contribution restrictions are no longer applicable.

Regular contributions to Roth IRAs

Limits on regular contributions.
The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2023, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian
transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $6,500, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under “Special rules for spouses” under traditional IRAs.

If you or your spouse are at least age 50 at any time during 2023, you may be eligible to make additional catch-up
contributions of up to $1,000.

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The amount of permissible contributions to Roth IRAs for any year depends on the individual’s income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590-A, “Contributions to Individual Retirement Arrangements (IRAs)” for the rules applicable to the current year.

When you can make contributions.
Same as traditional IRAs.

Deductibility of contributions.
Roth IRA contributions are not tax deductible.

Rollovers and direct transfer contributions to Roth IRAs

What is the difference between rollover and direct transfer transactions?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

•	another Roth IRA;

•	a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover (“conversion rollover”);

•	a “designated Roth contribution account” under a 401(k) plan, 403(b) plan, or governmental employer Section 457(b) plan (direct or 60-day); or

•	from non-Roth accounts under another eligible retirement plan, as described under “Conversion rollover contributions to Roth IRAs.”

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free
basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any
12-month
period for the same funds. We call this the “one-per-year limit.” It is the Roth IRA owner’s responsibility to determine if this rule is met.
Trustee-to-trustee
or
custodian-to-custodian
direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free
basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth
accounts under another eligible retirement plan, including a Code Section 401(a) qualified plan, a 403(b) plan, and a governmental employer Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free.
Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA — whether or not it is the traditional IRA you are converting — a pro rata portion of the distribution is tax-free.
Even if you are under age 59
1
⁄
2
, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA. Conversion rollover contributions to Roth IRAs are not subject to the “one-per-year limit” noted in this section.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual’s gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize.
To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee
transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can

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elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

Conversion rollover contributions to Roth IRAs cannot be recharacterized.

To recharacterize a contribution, you must use our forms.

Withdrawals, payments and transfers of funds out of Roth IRAs

No federal income tax law restrictions on withdrawals.
You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year
averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

•	rollovers from a Roth IRA to another Roth IRA;

•	direct transfers from a Roth IRA to another Roth IRA;

•	qualified distributions from a Roth IRA; and
•	return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs.
Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includible in income:

•	you are age 59 1 ⁄ 2 or older; or

•	you die; or

•	you become disabled (special federal income tax definition); or

•	your distribution is a “qualified first-time homebuyer distribution” (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs.
Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)	Regular contributions.

(2)	Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

(a)	Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

(b)	Nontaxable portion.

(3)	Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)	All distributions made during the year from all Roth IRAs you maintain — with any custodian or issuer — are added together.

(2)	All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together.

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This total is added to the total undistributed regular contributions made in prior years.

(3)	All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Required minimum distributions during life

Lifetime required minimum distributions do not apply.

Required minimum distributions at death

Same as traditional IRA under “What are the required minimum distribution payments after you die?”.

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions to Roth IRAs

Generally the same as traditional IRA.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.

Tax withholding and information reporting

Status for income tax purposes; FATCA.
In order for us to comply with income tax withholding and information reporting rules which may apply to annuity contracts and tax-qualified plans, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U.S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply.
Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report contract values and other information for certain contract holders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.
We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

•	We might have to withhold and/or report on amounts we pay under a free look or cancellation.

•	We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includible in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U. S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if

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federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

Federal tax rules require payers to withhold differently on “periodic” and “nonperiodic” payments. Payers are to withhold from periodic annuity payments as if the payments were wages. For a periodic annuity payment, for example, the annuity contract owner’s withholding depends on what the owner specifies on a Form W-4P. If the owner fails to provide a correct Taxpayer Identification Number, withholding at the highest rate applies.

A contract owner’s withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

Federal income tax withholding on
non-periodic
annuity payments (withdrawals)

Non-periodic
distributions include partial withdrawals, total surrenders and death benefits. Unless the annuity contract owner elects a different rate on a Form W-4R, payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includible in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic
distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

Special rules for contracts funding qualified plans

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix “Purchase considerations for QP contracts” at the end of this Prospectus.

Mandatory withholding from qualified plan distributions

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

Impact of taxes to the Company

The contracts provide that we may charge the Separate Account for taxes. We do not now, but may in the future set up reserves for such taxes.
We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

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9.
More information

About the Separate Account

Separate Account No. 49B is a separate account of Equitable Financial Life and Annuity Company under Colorado Insurance Law.

Separate Account No. 70 is a separate account of Equitable Financial Life Insurance Company under special provisions of New York Insurance Law.

Each variable investment option is a subaccount of the Separate Account. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options (including the ATP Portfolio) for owners of our variable annuity contracts. We are the legal owner of all of the assets in the Separate Account and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options (including the ATP Portfolio) under our contracts. For example, we may withdraw amounts from the Separate Account that represent our investments in the Separate Account or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest the Separate Account assets in any investment permitted by applicable law. The results of the Separate Account operations are accounted for without regard to the Company’s other operations. The amount of some of our obligations under the contracts is based on the assets in the Separate Account. However, the obligations themselves are obligations of the Company.

Income, gains, and losses credited to, or charged against, the separate account reflect the separate account’s own investment experience and not the investment experience of the Company’s other assets, and the assets of the separate account may not be used to pay any liabilities of the Company other than those arising from the contracts.

The Separate Account is registered under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise the Company or the Separate Account. Although the Separate Account is registered, the SEC does not monitor the activity of the Separate Account on a daily basis. The Company is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within the Separate Account invests in shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1)	to add variable investment options to, or to remove variable investment options from, the Separate Account, or to add other separate accounts;

(2)	to combine any two or more variable investment options;

(3)	to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)
to operate the Separate Account or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against the Separate Account or a variable investment option directly);

(5)	to deregister the Separate Account under the Investment Company Act of 1940;

(6)	to restrict or eliminate any voting rights as to the Separate Account;

(7)	to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)	to close a variable investment option to transfers and contributions; and

(9)	to limit the number of variable investment options which you may elect.

If the exercise of these rights results in a material change in the underlying investment of the Separate Account, you will be notified of such exercise, as required by law.

About the Trust

The Trust is registered under the Investment Company Act of 1940. It is classified as “open-end management investment company,” more commonly called mutual funds. The Trust issues different shares relating to each Portfolio.

The Trust does not impose sales charges or “loads” for buying and selling its shares. All dividends and other distributions on the Trust’s shares are reinvested in full. The Board of Trustees of the Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for the Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for the Trust or in their respective SAIs, which are available upon request. See also Appendix “Portfolio Companies available under the contract.”

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About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract’s account value or any guaranteed benefits with which the contract was issued. The Company is solely responsible to the contract owner for the contract’s account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the contract are supported by the Company’s general account and are subject to the Company’s claims-paying ability. An owner should look to the financial strength of the Company for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options (including the ATP Portfolio). You may also speak with your financial representative. For Series CP
®
contracts, credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a “covered security” under the federal securities laws.

The disclosure with regard to the general account, is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

About other methods of payment

Wire transmittals and electronic applications

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under “How you can make your contributions” under “Purchasing the Contract”.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day
electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business day

Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

•	If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

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•	If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

•	When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

•	If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the “closing time” for such orders will be earlier than 4:00 p.m., Eastern Time.

Contributions, credits and transfers

•	Contributions (and credits, for Series CP ® contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

•	Contributions (and credits, for Series CP ® contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

•	Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

•	Transfers to or from variable investment options (including the ATP Portfolio) will be made at the unit value next determined after receipt of the transfer request.

•	Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

•	For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.
About your voting rights

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

•	the election of trustees; or

•	the formal approval of independent public accounting firms selected for each Trust; or

•	any other matters described in the prospectus for each Trust or requiring a shareholders’ vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to the Company separate accounts in connection with the Company’s variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with the Company. The affiliated Trust also sells its shares to the trustee of a qualified plan for the Company. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of the affiliated Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

Separate Account voting rights

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

Changes in applicable law

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

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Misstatement of age

If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, any benefits will be those which would have been purchased at the correct age. If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, and if an optional Guaranteed minimum death benefit rider would not have been issued based on the correct age: (i) the optional Guaranteed minimum death benefit rider will be revoked, (ii) the applicable charge for the benefit will be refunded and applied to the annuity account value of the contract, and (iii) the Return of Principal death benefit will apply.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of the Company. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

About legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner’s interest in the Separate Account, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the ability of the principal underwriter (if applicable) to perform its contract with the Separate Account.

Financial statements

The financial statements and supplemental schedules of Equitable Colorado are included in the SAI. The financial statements and supplemental schedules of Equitable Colorado have relevance to the contracts only to the extent that they bear upon the ability of Equitable Colorado to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling
1-800-789-7771.
The Separate Account No. 49B financial statements are not included because operations had not commenced by December 31, 2022.

The financial statements of Separate Account No. 70, as well as financial statements and financial statement schedules of Equitable Financial, are incorporated by reference in the SAI. The financial statements and financial statement schedules of Equitable Financial have relevance to the contracts only to the extent that they bear upon the ability of Equitable Financial to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.
Transfers of ownership, collateral assignments, loans and borrowing

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive written notification of any change at our processing office.

We may refuse to process a change of ownership of an NQ contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

Any guaranteed benefit in effect will generally terminate if you change ownership of the contract. A guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural
owner to an individual, but the contract will continue to be based on the annuitant’s life. A guaranteed benefit will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family’s) benefit; the guaranteed benefit will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

See Appendix “State contract availability and/or variations of certain features and benefits” for any state variations with regard to terminating any benefits under your contract.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner’s death see “Beneficiary continuation option” in “Benefits available under the contract”. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under Federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other NQ deferred annuity contract issued by us or our affiliates in the same calendar year that you purchase the contract.

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A collateral assignment will terminate your benefits under the contract. All withdrawals, distributions and payments are subject to the assignee’s prior approval and payment directions. We will follow such directions until the Company receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See “Tax information”.

About Custodial IRAs

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, the Company will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. The Company will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. The Company will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. The Company may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

How divorce may affect your guaranteed benefits

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a guaranteed benefit, we will not divide the benefit base as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the account value to be paid to an ex-spouse.
Any such withdrawal will be considered a withdrawal from the contract. This means that your guaranteed benefit will be reduced and a withdrawal charge may apply.

How divorce may affect your Joint life GWBL

If you have elected the GWBL on a Joint life basis and subsequently get divorced, we will divide the contract as near as is practicable in accordance with the divorce decree and replace the original contract with two Single life contracts.

If the division of the contract occurs before any withdrawal has been made and after the Conversion effective date, the Applicable percentage under each new contract will be adjusted to a Single life Applicable percentage for your Guaranteed annual withdrawal amount and will be based on each respective individual’s age at the time of first withdrawal and any subsequent Annual Ratchet.
If the division of the contract occurs after any withdrawal has been made and after the Conversion effective date and if the Conversion effective date is a contract date anniversary prior to your 85th birthday, the Joint life Applicable percentage that was in effect at the time of the split will remain in effect for each contract.

If the division of the contract occurs after any withdrawal has been made at least thirty days after the Conversion effective date and if the Conversion effective date is the contract date anniversary following your 85th birthday, the Joint life Applicable percentage that was in effect at the time of the split will remain in effect for each contract. The Joint Life Applicable percentage that was in effect may increase at the time an Annual Ratchet occurs based on each respective individual’s age under their respective new contract.

Distribution of the contracts

The contracts are distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of the Separate Account. The offering of the contracts is intended to be continuous.

Equitable Advisors is an affiliate of the Company, and Equitable Distributors is a wholly owned subsidiary of Equitable Financial. The Distributors are under the common control of Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other life and annuity products we issue.

The contracts are sold by financial professionals of Equitable Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”).

The Company pays compensation to both Distributors based on contracts sold. The Company may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see “Fee table” and “Charges and expenses”.

Equitable Advisors Compensation.
The Company pays compensation to Equitable Advisors based on contributions made on the contracts sold through Equitable Advisors

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(“contribution-based compensation”). The contribution-based compensation will generally not exceed 8.50% of total contributions. Equitable Advisors, in turn, may pay a portion of the contribution-based compensation received from the Company to the Equitable Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the account value of the contract sold (“asset-based compensation”). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could, over time, exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by Equitable Advisors varies among financial professionals and among Selling broker-dealers. Equitable Advisors also pays a portion of the compensation it receives to its managerial personnel. When a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not Equitable Advisors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described below.

Equitable Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their contract.

Equitable Advisors financial professionals and managerial personnel may also receive other types of compensation including service fees, expense allowance payments and health and retirement benefits. Equitable Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. Equitable Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both the Company’s contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

Differential compensation.
In an effort to promote the sale of the Company’s products, Equitable Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of our contract than it pays for the sale of a contract or other financial product issued by a company other than us. Equitable Advisors may pay different compensation on the sale of the same product, based on such factors as distribution, group or sponsored arrangements, or based on older or newer versions, or series, of the same contract. Equitable Advisors also pay different levels of compensation based on different contract types. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to Equitable Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve the Company’s contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of the Company’s contracts than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments known as “overrides.” For tax reasons, Equitable Advisors financial professionals qualify for health and retirement benefits based solely on their sales of the Company’s contracts and products sponsored by affiliates.

The fact that Equitable Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend our contract over a contract or other financial product issued by a company not affiliated with the Company. However, under applicable rules of FINRA, and other federal and state regulatory authorities, Equitable Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based and, for certain accounts depending on applicable rules, that are in your best interest, on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of Equitable Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

Equitable Distributors Compensation.
The Company pays contribution-based and asset-based compensation (together “compensation”) to Equitable Distributors. Contribution-based compensation is paid based on the Company’s contracts sold through Equitable Distributors‘ Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of Equitable Distributors’ Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. Equitable Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the account value of the contract sold. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which the Company pays to Equitable Distributors will be reduced by the same amount, and the Company will pay Equitable Distributors asset-based compensation on the contract equal to the asset-based compensation which Equitable Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to

100

receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by Equitable Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not Equitable Distributors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

The Company also pays Equitable Distributors compensation to cover its operating expenses and marketing services under the terms of the Company’s distribution agreements with Equitable Distributors.

Additional payments by Equitable Distributors to Selling broker-dealers.
Equitable Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. Equitable Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of the Company’s products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, Equitable Distributors increases the marketing allowance as certain sales thresholds are met. Equitable Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company’s products, Equitable Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Equitable Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our contracts exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2022) received additional payments. These additional payments ranged from $1,813.48 to $7,622,145.26. The Company and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

Allstate Financial Services LLC; American Portfolios Financial Services; Ameriprise Financial Services; Avantax Investment Services, Inc.; Cadaret, Grant & Co., Inc.; Cambridge Investment Research; Capital Investment Group; Centaurus Financial, Inc.; Cetera Financial Group; Citigroup Global Markets, Inc.; Citizens Investment Services; Commonwealth Financial Network; Copper Financial Network (Community America Financial Solutions); CUSO Financial Services; DPL Financial Partners; Equity Services, Inc.; Farmer’s Financial Solution; First Horizon Advisors; Galt Financial Group, Inc.; Geneos Wealth Management; Gradient Securities, LLC; Groove Point (H. Beck, Inc.); Harbour Investments; Independent Financial Group, LLC; Infinex Investments, Inc.; James T. Boroello & Co.; Janney Montgomery Scott LLC; Kestra Investment Services, LLC; Key Investment Services LLC; Ladenburg Thalmann Advisor Network, LLC; Lincoln Financial Advisors Corp.; Lincoln Financial Securities Corp.; Lincoln Investment Planning; Lion Street Financial; LPL Financial Corporation; MML Investors Services, LLC; Morgan Stanley Smith Barney; Mutual of Omaha Investment Services. Inc.; Next Financial Group, Inc.; OneAmerica Securities, Inc.; Park Avenue Securities, LLC; Phoenix Financial Services; PlanMember Securities Corp.; PNC Investments; Primerica Financial Services, Inc.; Pruco Securities, LLC; Raymond James; RBC Capital Markets Corporation; Santander Securities Corp.; SCF Securities, Inc.; Securian Financial Services, Inc.; Sentinus Halo Securities LLC; The Advisor Group (AIG); The Huntington Investment Company; The Leaders Group, Inc.; The Wentworth Group; Transamerica Financial Advisors; U.S. Bancorp; UBS Financial Services Inc.; Valmark Securities, Inc.; Voya Financial Advisors, Inc.; Wells Fargo; Western International Securities, Inc.

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Appendix: Portfolio Companies available under the contract

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH157125. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com. If you elect certain Guaranteed benefits, you may only invest in the Portfolios listed in the designated table(s) below.

The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

		Current Expenses	Average Annual Total Returns (as of 12/31/2022)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable		1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%^	3.09%	6.41%	9.64%
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.15%^	0.07%	8.76%	—
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%^	-14.52%	6.84%	—
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.91%	-22.12%	8.68%	11.89%
Equity	EQ/2000 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.83%	-22.40%	2.94%	7.97%
Equity	EQ/400 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.85%	-15.50%	5.37%	9.54%
Equity	EQ/500 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.80%	-20.01%	7.83%	11.20%
Asset Allocation	EQ/AB Dynamic Moderate Growth Δ — EIMG; AllianceBernstein L.P.	1.12%	-14.63%	1.72%	4.44%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.91%	-28.42%	5.30%	9.53%
Asset Allocation	EQ/Aggressive Growth Strategy† — EIMG	1.02%	-18.34%	4.48%	7.37%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%^	-1.47%	—	—
Asset Allocation	EQ/Balanced Strategy† — EIMG	0.97%	-15.57%	2.65%	4.58%
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.97%^	-18.97%	9.23%	12.11%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%^	-32.13%	7.29%	10.17%
Equity	EQ/ClearBridge Select Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC, ClearBridge Investments, LLC	1.06%^	-27.06%	8.32%	10.31%
Asset Allocation	EQ/Conservative Growth Strategy† — EIMG	0.97%	-14.46%	2.00%	3.64%
Asset Allocation	EQ/Conservative Strategy† — EIMG	0.94%	-12.26%	0.72%	1.74%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.65%^	-8.76%	0.20%	0.50%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%^	-12.89%	0.91%	1.06%
Equity	EQ/Franklin Small Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Franklin Mutual Advisers, LLC	1.05%^	-17.06%	4.03%	8.30%
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.10%^	-20.96%	2.87%	6.20%
Asset Allocation	EQ/Growth Strategy† — EIMG	1.00%	-17.40%	3.91%	6.47%
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.65%^	-7.62%	-0.21%	0.00%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.08%	-14.12%	1.33%	3.60%
Equity	EQ/International Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.91%	-14.94%	0.83%	3.65%

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		Current Expenses	Average Annual Total Returns (as of 12/31/2022)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable		1 year	5 year	10 year
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%^	0.49%	7.75%	10.75%
Equity	EQ/Invesco Global — EIMG; Invesco Advisers, Inc.	1.15%^	-32.01%	2.43%	7.33%
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%	-16.57%	9.19%	9.46%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%^	-38.64%	4.23%	10.63%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%	0.20%	8.15%	12.37%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.88%	-18.42%	8.00%	11.24%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%	-30.57%	8.14%	12.18%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%	-11.59%	5.67%	9.46%
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%^	-28.02%	6.89%	11.87%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%^	-15.20%	4.30%	6.03%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.95%	-14.58%	4.62%	8.96%
Asset Allocation	EQ/Moderate Growth Strategy† — EIMG	0.99%	-16.51%	3.28%	5.53%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a Division of Mellon Investments Corporation	0.69%	1.11%	0.85%	0.46%
Equity	EQ/Morgan Stanley Small Cap Growth — EIMG; BlackRock Investment Management, LLC, Morgan Stanley Investment Management, Inc.	1.15%^	-44.23%	7.50%	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.80%^	-0.57%	0.72%	0.71%
Fixed Income	EQ/Quality Bond PLUS — EIMG; AllianceBernstein L.P., Pacific Investment Management Company LLC	0.80%	-10.23%	-0.30%	0.17%
Asset Allocation	EQ/Ultra Conservative Strategy†# — EIMG	0.91%	-9.08%	0.30%	0.80%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%	-32.15%	8.60%	12.39%
Fixed Income	Multimanager Core Bond — EIMG; BlackRock Financial Management, Inc., DoubleLine Capital LP, Pacific Investment Management Company LLC, SSGA Funds Management, Inc.	0.85%^	-12.77%	-0.45%	0.46%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., Wellington Management Company LLP	1.25%^	-37.29%	10.37%	15.05%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
Δ
Certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified in the chart by a “
Δ
”. Any such unaffiliated Portfolio is not identified in the chart. See “Portfolios of the Trusts” for more information regarding volatility management.

†
EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*
The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

#	The ATP Portfolio is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

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Option A – Asset Allocation account variable investment options are as follows.

EQ Strategic Allocation Portfolios
EQ/Aggressive Growth Strategy	EQ/Conservative Strategy
EQ/Balanced Strategy	EQ/Growth Strategy
EQ/Conservative Growth Strategy	EQ/Moderate Growth Strategy

Option A also includes EQ/AB Dynamic Moderate Growth and EQ/Money Market.

Option B – Custom Selection account variable investment options are as follows.

Category 1 – Fixed Income
EQ/Core Bond Index	EQ/Quality Bond PLUS
EQ/Immediate Government Bond	Multimanager Core Bond
EQ/Money Market

Category 2 – Asset Allocation/Indexed
EQ/400 Managed Volatility	EQ/Conservative Growth Strategy
EQ/500 Managed Volatility	EQ/Conservative Strategy
EQ/2000 Managed Volatility	EQ/Growth Strategy
EQ/AB Dynamic Moderate Growth	EQ/International Managed Volatility
EQ/Aggressive Growth Strategy	EQ/Moderate Growth Strategy
EQ/Balanced Strategy

Category 3 – Core Diversified
1290 VT Small Cap Value	EQ/International Core Managed Volatility
1290 VT SmartBeta Equity	EQ/Large Cap Core Managed Volatility
EQ/American Century Mid Cap Value	EQ/Large Cap Growth Managed Volatility
EQ/ClearBridge Select Equity Managed Volatility	EQ/Large Cap Value Managed Volatility
EQ/Core Plus Bond	EQ/Mid Cap Value Managed Volatility
EQ/Franklin Small Cap Value Managed Volatility	EQ/Morgan Stanley Small Cap Growth
EQ/Global Equity Managed Volatility	Multimanager Aggressive Equity

Category 4 – Manager Select
1290 VT Equity Income	EQ/Janus Enterprise
1290 VT Socially Responsible	EQ/JPMorgan Value Opportunities
EQ/AB Small Cap Growth	EQ/Loomis Sayles Growth
EQ/Capital Group Research	EQ/MFS International Growth
EQ/ClearBridge Large Cap Growth	EQ/PIMCO Ultra Short Bond
EQ/Invesco Comstock	EQ/T. Rowe Price Growth Stock
EQ/Invesco Global	Multimanager Technology

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Appendix: Examples of automatic payment plans

The following examples illustrate the amount of the automatic withdrawals that would be taken under the various payment plans described in “Automatic payment plans” under “Accessing your money”. The examples assume a $100,000 allocation to the investment options with assumed investment performance of 0%. The examples show how the different automatic payment plans can be used without reducing your Roll-up benefit base. The examples also show the effect of withdrawals on the Highest Anniversary Value benefit base used to calculate the
Roll-up
benefit base. Also, the examples are based on the
Roll-up
rate shown below and assume that the
Roll-up
benefit base does not reset.

Maximum Payment

Full Annual withdrawal amount payment

Under this payment plan, you will receive the Annual withdrawal amount as scheduled payments. In this example, the “Withdrawal” column reflects the Annual withdrawal amount for the years shown. Amounts in the “Withdrawal” column are calculated by multiplying the “Beginning of the year
Roll-up
benefit base” by the
“Roll-up
rate.” In contract year 4, the “Beginning of year Roll-up benefit base” is calculated by multiplying the “Beginning of year Roll-up benefit base” from year 3 by the “Roll-up rate” and subtracting from that total the year 3 “Withdrawal” amount.

Year	Roll-up rate	Beginning of year Roll-up benefit base	Withdrawal	Percent of Roll-up benefit base Withdrawn	Highest anniversary value benefit base
1	5.00% (a)	$100,000	$0	0.00%	$100,000
2	5.00% (a)	$105,000	$0	0.00%	$100,000
3	5.00% (b)	$110,250	$5,513	5.00%	$94,488
4	5.00% (b)	$110,250 (c)	$5,513	5.00%	$88,975
(a)	This is the Deferral Roll-up rate.
(b)	This is the Annual Roll-up rate in effect if withdrawals begin after the contract date anniversary when the owner is age 64.
(c)	The “Beginning of year Roll-up benefit base” in contract year 4 is calculated as follows: $110,250 = $110,250 x (1+0.05) – $5,513

Customized Payment Plans

Fixed Percentage of 4%

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on a withdrawal percentage that is fixed at 4.0%. In this example, amounts in the “Withdrawal” column are calculated by multiplying the “Beginning of the year
Roll-up
benefit base” by 4.0%.

Year	Roll-up rate	Beginning of year Roll-up benefit base	Withdrawal	Percent of Roll-up benefit base Withdrawn	Highest anniversary value benefit base
1	5.00% (a)	$100,000	$0	0.00%	$100,000
2	5.00% (a)	$105,000	$0	0.00%	$100,000
3	5.00% (b)	$110,250	$4,410	4.00% (c)	$95,590
4	5.00% (b)	$111,353 (d)	$4,454	4.00% (c)	$91,136
(a)	This is the Deferral Roll-up rate.
(b)	This is the Annual Roll-up rate in effect if withdrawals begin after the contract date anniversary when the owner is age 64.
(c)	In contract years 3 and 4, the contract owner received withdrawal amounts of 4.0% even though the Annual Roll-up rate was greater.
(d)	The “Beginning of year Roll-up benefit base” in contract year 4 is calculated as follows: $111,353 = $110,250 x (1+0.05) – $4,410

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Fixed Dollar of $5,000

Under this payment plan, you will receive a withdrawal amount that is based on a fixed dollar amount. The fixed dollar amount may not exceed the Annual withdrawal amount in any contract year. In this example, the contract owner has elected to receive withdrawals of $5,000. Amounts in the “Withdrawal” column are calculated by multiplying the “Beginning of the year
Roll-up
benefit base” by the “Percent of Roll-up benefit base withdrawn.”

Year	Roll-up rate	Beginning of year Roll-up benefit base	Withdrawal	Percent of Roll-up benefit base Withdrawn	Highest anniversary value benefit base
1	5.00% (a)	$100,000	$0	0.00%	$100,000
2	5.00% (a)	$105,000	$0	0.00%	$100,000
3	5.00% (b)	$110,250	$5,000	4.54% (c)	$95,000
4	5.00% (b)	$110,763 (d)	$5,000	4.51% (c)	$90,000
(a)	This is the Deferral Roll-up rate.
(b)	This is the Annual Roll-up rate in effect if withdrawals begin after the contract date anniversary when the owner is age 64.
(c)	In contract years 3 and 4, the contract owner received withdrawal amounts less than 5.0% even though the Annual Roll-up rate was 5%.
(d)	The “Beginning of year Roll-up benefit base” in contract year 4 is calculated as follows: $110,763 = $110,250 x (1+0.05) – $5,000

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Appendix: Purchase considerations for QP contracts

Trustees who are considering the purchase of an Accumulator
®
Series QP contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer’s plan. There are significant issues in the purchase of an Accumulator
®
Series QP contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred
basis even if the plan is not funded by the Accumulator
®
Series QP contract or another annuity contract. Therefore, you should purchase an Accumulator
®
Series QP contract to fund a plan for the contract’s features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax
contributions are accepted. A “designated Roth contribution account” is not available in the QP contract. Only one additional transfer contribution may be made per contract year. The maximum aggregate contributions for any contract year is 100% of first-year contributions.

If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges; or (2) benefit base adjustments to a guaranteed benefit. If in a defined benefit plan the plan’s actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan’s actuary will be required to determine a current dollar value of each plan participant’s accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant’s normal retirement benefit that can be funded by a QP contract is 80%. The account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. The Company does not guarantee that the account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee’s accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan’s responsibility to adjust the value of the contract to the actuarial equivalent of the participant’s benefit, prior to the contract conversion.

The Company’s only role is that of the issuer of the contract. The Company is not the plan administrator. The Company will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan’s administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. The Company will never make payments under a QP contract to any person other than the plan trust owner.

Given that lifetime required minimum distributions (“RMDs”) must generally commence from the plan for annuitants after the applicable RMD age, trustees should consider:

•	whether RMDs the plan administrator must take under QP contracts would cause withdrawals in excess of the GMIB Roll-up benefit base (5% or 4%, as applicable);

•	that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

•	that if the GMIB is automatically exercised as a result of either the no lapse guarantee, or requested due to a fee increase, payments will be made to the plan trust and may not be rollover eligible.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

107

Appendix: Guaranteed benefit base examples

The following illustrates the Guaranteed benefit base calculations. Assuming $100,000 is allocated to the variable investment options (with no allocation to the EQ/Money Market or the guaranteed interest option), with no additional contributions, the Guaranteed benefit base(s) for an owner age 65 would be calculated as follows:

End of Contract Year	Assumed Net Return	Roll-up Rate	Account Value	Withdrawal	Return of Principal death benefit base		Highest Anniversary Value benefit base (without GMIB)		Highest Anniversary Value benefit base (with GMIB)		Roll-up benefit base		"Greater of" GMDB
1	3%	5%	$103,000	$0	$100,000	(1)	$103,000	(3)	$103,000	(3)	$105,000		$105,000	(11)
2	9%	5%	$112,270	$0	$100,000	(1)	$112,270	(3)	$112,270	(3)	$112,270	(8)	$112,270	(12)
3	(2)%	5%	$110,025	$0	$100,000	(1)	$112,270	(4)	$112,270	(4)	$117,884		$117,884	(11)

Alternative #1: Client withdraws annual withdrawal amount
4	2%	5%	$106,332	$5,894	$94,748	(2)	$106,374	(5)	$106,376	(6)	$117,884	(9)	$117,884	(11)

Year 5 Annual Withdrawal Amount: $5,894

Alternative #2: Client withdraws an amount in excess of the annual withdrawal amount
4	2%	5%	$104,226	$8,000	$92,872	(2)	$104,267	(5)	$104,380	(7)	$115,672	(10)	$115,672	(11)

Year 5 Annual Withdrawal Amount: $5,784

The account values for contract years 1 through 4 are based on hypothetical rates of return of 3.0%, 9.0%, (2.0)%, and 2.0%. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results. Please note that the Excess withdrawal in the example below does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see “Lifetime required minimum distribution withdrawals” in “Accessing your money”.

Account Value

For example, at the end of contract year 4, the account value is calculated as: $110,025 x (1+2.0%) = $112,226; $112,226 – $5,894 = $106,332.

Guaranteed minimum death benefit

Return of Principal benefit base

(1)	At the end of contract years 1 through 3, the Return of Principal death benefit base is equal to the initial contribution, $100,000.

(2)
At the end of contract year 4, the Return of Principal death benefit base is reduced by the withdrawal on a pro-rata basis. For example, under Alternative #1, the withdrawal amount of $5,894 equals 5.252% of the account value ($5,894 / $112,226 = 5.252%), and the benefit base would be reduced by 5.252%; $100,000 x (1 – 5.252%) = $94,748.

Highest Anniversary Value benefit base

(3)
At the end of contract years 1 and 2, the Highest Anniversary Value benefit base is equal to the current account value. For example, at the end of contract year 2, Highest Anniversary Value benefit base equals the account value of $112,270.

(4)
At the end of contract year 3, the Highest Anniversary Value benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current account value.

For example, at the end of contract year 3, Highest Anniversary Value benefit base equals the Highest Anniversary Value benefit base at the end of year 2 of $112,270.

(5)
At the end of contract year 4, the Highest Anniversary Value benefit is reduced by the withdrawal on a pro-rata basis if GMIB is not elected. Under Alternative #1, the withdrawal amount of $5,894 equals 5.252% of the account value ($5,894 / $112,226 = 5.252%), and the Highest Anniversary Value benefit base would be reduced by 5.252%; $112,270 x (1 – 5.252%) = $106,374.

108

Under Alternative #2, the withdrawal amount of $8,000 equals 7.128% of the account value ($8,000 / $112,226 = 7.128%), and the Highest Anniversary Value benefit base would be reduced by 7.128%; $112,270 x (1 – 7.128%) = $104,267.

(6)
Under Alternative #1, at the end of contract year 4, the Highest Anniversary Value benefit base is reduced by the withdrawal on a dollar-for-dollar basis if GMIB is elected. Highest Anniversary Value benefit base is equal to the greater of the account value after withdrawal $106,332, and $106,376 [= $112,270 (the Highest Anniversary Value benefit base as of the last contract date anniversary) – $5,894 (Withdrawal amount)]

(7)
Under Alternative #2, at the end of contract year 4, the Highest Anniversary Value benefit base is first reduced by the Annual withdrawal amount if GMIB is elected: ($112,270 – $5,894 = $106,376). Then it is further reduced on a pro-rata basis by the withdrawal in excess of the Annual withdrawal amount. The withdrawal in excess of the Annual withdrawal amount is 1.877% of the account value [($8,000 – $5,894) / $112,226 = 1.877%] and the benefit base would be reduced by 1.877%: $106,376 (Highest Anniversary Value benefit base after the Annual withdrawal amount) – $1,996 (1.877% x $106,376) = $104,380.

Roll-up benefit base (for GMIB and “Greater of” GMDB)

In the example, the first withdrawal is made in contract year 4. The Deferral Roll-up rate is applied in year 1 through 3 before the first withdrawal. In contract year 4, the Annual Roll-up rate is applied. Both the Deferral Roll-up rate and the Annual Roll-up rate are 5%. At the end of contract year 1, the Roll-up benefit base is equal to the initial contribution plus the Deferral Roll-up amount. At the end of contract years 2 through 3, the Roll-up benefit base is equal to the account value, if higher than the previous year’s Roll-up benefit base plus the Deferral Roll-up amount. At the end of contract year 4, the Roll-up benefit base is equal to the previous year’s Roll-up benefit base plus the Annual Roll-up amount.

For example, at the end of contract year 2, Roll-up benefit base = $110,250 [= $105,000 (the Roll-up benefit base as of the last contract date anniversary) + $105,000 x 5.00% (the Deferral Roll-up amount)]

(8)	At the end of contract year 2, the Roll-up benefit base is reset to the current account value. At the end of contract year 2, the Roll-up benefit base equals Account Value of $112,270.

(9)
Under Alternative #1, at the end of contract year 4, the Roll-up benefit base is equal to $117,884 (the Roll-up benefit base as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit base neither decreases nor increases.

(10)
Under Alternative #2, at the end of contract year 4, the Roll-up benefit base is reduced on a pro-rata basis by the withdrawal amount in excess of the Annual withdrawal amount. The withdrawal in excess of the Annual withdrawal amount is 1.877% of the account value [($8,000 – $5,894) / $112,226 =1.877%] and the benefit base would be reduced by 1.877%: $117,884 (the Roll-up benefit bases as of the last contract date anniversary) – $2,212 (1.877% x $117,884) = $115,672. The Annual withdrawal amount $5,894 does not reduce your Roll-up benefit base.

“Greater of” GMDB benefit base

The “Greater of” GMDB benefit base is the greater of (i) the Roll-up benefit base and (ii) the Highest Anniversary Value benefit base.

(11)
At the end of contract years 1 and 3 through 4, the “Greater of” GMDB benefit base is based on the Roll-up benefit base. For example, at the end of contract year 3, the “Greater of” GMDB benefit base equals the Roll-up benefit base of $117,884.

(12)
At the end of contract year 2, the “Greater of” GMDB benefit base is based on the Highest Anniversary Value benefit base. For example, at the end of contract year 2, the “Greater of” GMDB benefit base equals the Highest Anniversary Value benefit base of $112,270.

109

Appendix: Hypothetical illustrations

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following tables illustrate the changes in account value, cash value and the values of the “Greater of” GMDB II, the Earnings enhancement benefit and the GMIB, including the conversion to the GWBL on the contract date anniversary following age 85, under certain hypothetical circumstances for Series B, Series CP
®
and Series L contracts, respectively. The table illustrates the operation of a contract based on a male, issue age 60, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.3)% and 3.7% for Series B contracts; (2.65)% and 3.35% for Series CP contracts; (2.7)% and 3.3% for Series L contracts at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your account value annually for the “Greater of” GMDB, the Earnings enhancement benefit, the GMIB and GWBL features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the “Greater of” GMDB II charge, the Earnings enhancement benefit charge, the GMIB II charge and any applicable administrative charge and withdrawal charge. The values shown under “Lifetime annual GMIB” for ages 85 and under reflect the lifetime income that would be guaranteed if the GMIB II is selected at that contract date anniversary. An “N/A” in these columns indicates that the benefit is not exercisable in that year. A “0” under any of the death benefit and/or “Lifetime annual GMIB” columns indicates that the contract has terminated due to insufficient account value. However, the GMIB II has been automatically exercised, and the owner is receiving lifetime payments.

The values shown under “GWBL Benefit Base” reflect the amount used in calculating the amount payable under the GWBL, and the values shown under “Guaranteed Annual Withdrawal Amount” reflect the amount that an owner would be able to withdraw each year for life based on that benefit base, if the owner began taking withdrawals in that contract year. An “N/A” in these columns indicates that the benefit is not exercisable in that year. A “0” under any of the death benefit, “GWBL benefit” and/or “Guaranteed Annual Withdrawal Amount” columns, for ages 85 and above, indicates that the contract has terminated due to insufficient account value. As the Guaranteed Annual Withdrawal Amount in those years is $0, the owner would receive no further payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.53%, (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.22% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the variable investment options. The actual rates associated with any contract will vary depending upon the actual allocation of account value among the investment options. These rates do not reflect the fees and expenses for the ATP Portfolio, which is not available for direct allocations. These rates also do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the footnotes to the fee table for the underlying portfolios in “Fee table”. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

110

Variable deferred annuity
Series B
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:
“Greater of” GMDB II
Earnings enhancement benefit
GMIB II – Custom Selection, including the conversion to the GWBL at age 85

						Greater of 5% Roll up to age 85 or the Annual Ratchet to age 85 Guaranteed Minimum Death Benefit		Total Death Benefit with Earnings enhancement benefit		Lifetime Annual Guaranteed Minimum Income Benefit (1)
Age	Contract Year	Account Value		Cash Value						Guaranteed Income			Hypothetical Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%		6%	0%	6%
60	0	100,000	100,000	93,000	93,000	100,000	100,000	100,000	100,000	N/A		N/A	N/A	N/A
61	1	94,628	100,607	87,628	93,607	105,000	105,000	107,000	107,000	N/A		N/A	N/A	N/A
62	2	89,262	101,098	82,262	94,098	110,250	110,250	114,350	114,350	N/A		N/A	N/A	N/A
63	3	83,893	101,462	77,893	95,462	115,763	115,763	122,068	122,068	N/A		N/A	N/A	N/A
64	4	78,517	101,687	72,517	95,687	121,551	121,551	130,171	130,171	N/A		N/A	N/A	N/A
65	5	73,124	101,762	68,124	96,762	127,628	127,628	138,679	138,679	N/A		N/A	N/A	N/A
66	6	67,708	101,674	64,708	98,674	134,010	134,010	147,613	147,613	N/A		N/A	N/A	N/A
67	7	62,261	101,408	61,261	100,408	140,710	140,710	156,994	156,994	N/A		N/A	N/A	N/A
68	8	56,774	100,951	56,774	100,951	147,746	147,746	166,844	166,844	N/A		N/A	N/A	N/A
69	9	51,241	100,286	51,241	100,286	155,133	155,133	177,186	177,186	N/A		N/A	N/A	N/A
70	10	45,652	99,398	45,652	99,398	162,889	162,889	188,045	188,045	5,500		5,500	5,500	5,500
75	15	16,421	90,944	16,421	90,944	207,893	207,893	251,050	251,050	7,876		7,876	7,876	7,876
80	20	0	73,747	0	73,747	0	265,330	0	331,462	N/A	(2)	11,453	0	11,453
85	25	0	44,251	0	44,251	0	338,635	0	404,767	N/A	(2)	16,919	0	16,919
After conversion of the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life at age 85

Age	Contract Year	Account Value		Cash Value		Greater of 5% Roll up to age 85 or the Annual Ratchet to age 85 Guaranteed Minimum Death Benefit		Total Death Benefit with the Earnings enhancement benefit		GWBL Benefit Base		Guaranteed Annual Withdrawal Amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
85	25	0	44,251	0	44,251	0	338,635	0	404,767	0	338,635	0	16,932
90	30	0	4,986	0	4,986	0	338,635	0	404,767	0	338,635	0	16,932
95	35	0	0	0	0	0	0	0	0	0	338,635	0	16,932
The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a policy would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

(1)
Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the Roll-up benefit base when calculating Guaranteed Income. Based on the assumption of either 0% or 6% returns, the Guaranteed Income produced in this example is the same.

(2)	If the no lapse guarantee is in effect, the contract is terminated and Lifetime GMIB payments calculated using the GMIB benefit base amount at the time of termination will commence.

111

Variable deferred annuity
Series CP
®
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:
"Greater of" GMDB II
Earnings enhancement benefit
GMIB II – Custom Selection, including the conversion to the GWBL at age 85

						Greater of 5% Roll up to age 85 or the Annual Ratchet to age 85 Guaranteed Minimum Death Benefit		Total Death Benefit with Earnings enhancement benefit		Lifetime Annual Guaranteed Minimum Income Benefit (1)
Age	Contract Year	Account Value		Cash Value						Guaranteed Income			Hypothetical Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%		6%	0%	6%
60	0	103,000	103,000	95,000	95,000	100,000	100,000	100,000	100,000	N/A		N/A	N/A	N/A
61	1	97,190	103,348	89,190	95,348	105,000	105,000	107,000	107,000	N/A		N/A	N/A	N/A
62	2	91,416	103,570	83,416	95,570	110,250	110,250	114,350	114,350	N/A		N/A	N/A	N/A
63	3	85,673	103,655	78,673	96,655	115,763	115,763	122,068	122,068	N/A		N/A	N/A	N/A
64	4	79,950	103,592	73,950	97,592	121,551	121,551	130,171	130,171	N/A		N/A	N/A	N/A
65	5	74,241	103,369	69,241	98,369	127,628	127,628	138,679	138,679	N/A		N/A	N/A	N/A
66	6	68,536	102,974	64,536	98,974	134,010	134,010	147,613	147,613	N/A		N/A	N/A	N/A
67	7	62,828	102,393	59,828	99,393	140,710	140,710	156,994	156,994	N/A		N/A	N/A	N/A
68	8	57,107	101,611	55,107	99,611	147,746	147,746	166,844	166,844	N/A		N/A	N/A	N/A
69	9	51,366	100,614	50,366	99,614	155,133	155,133	177,186	177,186	N/A		N/A	N/A	N/A
70	10	45,595	99,386	45,595	99,386	162,889	162,889	188,045	188,045	5,500		5,500	5,500	5,500
75	15	15,817	89,139	15,817	89,139	207,893	207,893	251,050	251,050	7,876		7,876	7,876	7,876
80	20	0	70,082	0	70,082	0	265,330	0	331,462	N/A	(2)	11,453	0	11,453
85	25	0	38,800	0	38,800	0	338,635	0	404,767	N/A	(2)	16,919	0	16,919
After conversion of the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life at age 85

Age	Contract Year	Account Value		Cash Value		Greater of 5% Roll up to age 85 or the Annual Ratchet to age 85 Guaranteed Minimum Death Benefit		Total Death Benefit with the Earnings enhancement benefit		GWBL Benefit Base		Guaranteed Annual Withdrawal Amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
85	25	0	38,800	0	38,800	0	338,635	0	404,767	0	338,635	0	16,932
90	30	0	0	0	0	0	0	0	0	0	338,635	0	16,932
95	35	0	0	0	0	0	0	0	0	0	338,635	0	16,932
The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a policy would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

(1)
Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the Roll-up benefit base when calculating Guaranteed Income. Based on the assumption of either 0% or 6% returns, the Guaranteed Income produced in this example is the same.

(2)	If the no lapse guarantee is in effect, the contract is terminated and Lifetime GMIB payments calculated using the GMIB benefit base amount at the time of termination will commence.

112

Variable deferred annuity
Series L
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:
"Greater of" GMDB II
Earnings enhancement benefit
GMIB II – Custom Selection, including the conversion to the GWBL at age 85

						Greater of 5% Roll up to age 85 or the Annual Ratchet to age 85 Guaranteed Minimum Death Benefit		Total Death Benefit with Earnings enhancement benefit		Lifetime Annual Guaranteed Minimum Income Benefit (1)
Age	Contract Year	Account Value		Cash Value						Guaranteed Income			Hypothetical Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%		6%	0%	6%
60	0	100,000	100,000	92,000	92,000	100,000	100,000	100,000	100,000	N/A		N/A	N/A	N/A
61	1	94,229	100,208	86,229	92,208	105,000	105,000	107,000	107,000	N/A		N/A	N/A	N/A
62	2	88,498	100,287	81,498	93,287	110,250	110,250	114,350	114,350	N/A		N/A	N/A	N/A
63	3	82,797	100,224	76,797	94,224	115,763	115,763	122,068	122,068	N/A		N/A	N/A	N/A
64	4	77,119	100,008	72,119	95,008	121,551	121,551	130,171	130,171	N/A		N/A	N/A	N/A
65	5	71,456	99,629	71,456	99,629	127,628	127,628	138,679	138,679	N/A		N/A	N/A	N/A
66	6	65,799	99,072	65,799	99,072	134,010	134,010	147,613	147,613	N/A		N/A	N/A	N/A
67	7	60,140	98,325	60,140	98,325	140,710	140,710	156,994	156,994	N/A		N/A	N/A	N/A
68	8	54,470	97,372	54,470	97,372	147,746	147,746	166,844	166,844	N/A		N/A	N/A	N/A
69	9	48,781	96,200	48,781	96,200	155,133	155,133	177,186	177,186	N/A		N/A	N/A	N/A
70	10	43,032	94,792	43,032	94,792	162,889	162,889	188,045	188,045	5,500		5,500	5,500	5,500
75	15	13,543	83,576	13,543	83,576	207,893	207,893	251,050	251,050	7,876		7,876	7,876	7,876
80	20	0	63,434	0	63,434	0	265,330	0	331,462	N/A	(2)	11,453	0	11,453
85	25	0	30,930	0	30,930	0	338,635	0	404,767	N/A	(2)	16,919	0	16,919
After conversion of the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life at age 85

Age	Contract Year	Account Value		Cash Value		Greater of 5% Roll up to age 85 or the Annual Ratchet to age 85 Guaranteed Minimum Death Benefit		Total Death Benefit with the Earnings enhancement benefit		GWBL Benefit Base		Guaranteed Annual Withdrawal Amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
85	25	0	30,930	0	30,930	0	338,635	0	404,767	0	338,635	0	16,932
90	30	0	0	0	0	0	0	0	0	0	338,635	0	16,932
95	35	0	0	0	0	0	0	0	0	0	338,635	0	16,932
The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a policy would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

(1)
Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the Roll-up benefit base when calculating Guaranteed Income. Based on the assumption of either 0% or 6% returns, the Guaranteed Income produced in this example is the same.

(2)	If the no lapse guarantee is in effect, the contract is terminated and Lifetime GMIB payments calculated using the GMIB benefit base amount at the time of termination will commence.

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Appendix: Earnings enhancement benefit example

The following illustrates the calculation of a death benefit that includes the Earnings enhancement benefit for an owner age 45. The example assumes a contribution of $100,000 and no additional contributions. Where noted, a single withdrawal in the amount shown is also assumed. The calculation is as follows:

		No withdrawal	$3,000 withdrawal	$6,000 withdrawal
A	Initial contribution	100,000	100,000	100,000
B	Death benefit: prior to withdrawal. (1)	104,000	104,000	104,000
C	Earnings enhancement benefit earnings: death benefit less net contributions (prior to the withdrawal in D). B minus A.	4,000	4,000	4,000
D	Withdrawal	0	3,000	6,000
E	Excess of the withdrawal over the Earnings enhancement benefit earnings greater of D minus C or zero	0	0	2,000
F	Net contributions (adjusted for the withdrawal in D) A minus E	100,000	100,000	98,000
G	Death benefit (adjusted for the withdrawal in D) B minus D	104,000	101,000 (2)	98,000 (2)
H	Death benefit less net contributions G minus F	4,000	1,000	0
I	Earnings enhancement benefit factor	40%	40%	40%
J	Earnings enhancement benefit H times I	1,600	400	0
K	Death benefit: including the Earnings enhancement benefit G plus J	105,600	101,400	98,000
(1)	The death benefit is the greater of the account value or any applicable death benefit.
(2)	Assumes no earnings on the contract; and that the withdrawal would reduce the death benefit on a dollar-for-dollar basis.

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Appendix: Rules regarding contributions to your contract

The following tables describes the rules regarding contributions to your contract. The minimum initial contribution amount for all contract Series and types is $25,000.
Contract Type	NQ
Issue Ages	• 0-85 (Series B & Series L) • 0-70 (Series CP ® )
Minimum additional contribution amount	• $500
Source of contributions	• After-tax money. • Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
Limitations on contributions (1)	• No additional contributions after the first contract year.

Contract Type	Traditional IRA
Issue Ages	• 20-85 (Series B & Series L) • 20-70 (Series CP ® )
Minimum additional contribution amount	• $50
Source of contributions
•   Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement arrangement.

•   Direct
custodian-to-custodian
transfers from another traditional individual retirement arrangement.

•   Regular IRA contributions.

•   Additional
catch-up
contributions.

Limitations on contributions (1)
•   No additional contributions after the first contract year.

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   Although we accept regular IRA contributions (limited to $6,500 for 2023) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during 2023.

(1)
Additional contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

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Contract Type	Roth IRA
Issue Ages	• 20-85 (Series B & Series L) • 20-70 (Series CP ® )
Minimum additional contribution amount	• $50
Source of contributions
•  Rollovers from another Roth IRA.

•  Rollovers from a “designated Roth contribution account” under specified retirement plans.

•  Conversion rollovers from a traditional IRA or other eligible retirement plan.

•  Direct custodian-to-custodian transfers from another Roth IRA.

•  Regular Roth IRA contributions.

•  Additional catch-up contributions.

Limitations on contributions (1)
•  No additional contributions after the first contract year.

•  Conversion rollovers after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.

•  Although we accept Roth IRA contributions (limited to $6,500 for 2023) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during 2023.

Contract Type	Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA)
Issue Ages	• 0-70 (Series B & Series L) • Not Available for Series CP ®
Minimum additional contribution amount	• $1,000
Source of contributions
•  Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased owner’s traditional individual retirement arrangement or Roth IRA to an IRA of the same type.

•   Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these “Applicable Plans”: qualified plans, 403(b) plans and governmental employer 457(b) plans.

Limitations on contributions (1)
•  No additional contributions after the first contract year.

•  Any additional contributions must be from the same type of IRA of the same deceased owner.

•  No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.

Contract Type	QP
Issue Ages	• 20-75 (Series B & Series L) • 20-70 (Series CP ® )
Minimum additional contribution amount	• $500
Source of contributions
•  Only transfer contributions from other investments within an existing qualified plan trust.

•  The plan must be qualified under Section 401(a) of the Internal Revenue Code.

•  For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

(1)
Additional contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

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Contract Type	QP
Limitations on contributions (1)
•  A separate QP contract must be established for each plan participant, even defined benefit plan participants.

•  We do not accept regular on-going payroll contributions or contributions directly from the employer.

•  Only one additional transfer contribution may be made during a contract year.

•  No additional transfer contributions after the annuitant’s attainment of age 75 or if later, the first contract date anniversary.

•  The maximum contribution age for QP contracts without the “Greater of” Guaranteed minimum death benefit will be set for the life of the contract at a date equal to age 75 (or if later, the first contract date anniversary) of the older of the original Owner(s) and Annuitant(s). (Age 70 for Series CP
®
.)

•  The maximum contribution age for QP contracts with GMIB and the “Greater of” Guaranteed minimum death benefit will be set for the life of the contract at a date equal to age 70 (or if later, the first contract date anniversary) of the older of the original Owner(s) and Annuitant(s).

•  Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•  Maximum aggregate contributions for any contract year is 100% of first-year contributions.

See Appendix “Purchase considerations for QP contracts” for a discussion of purchase considerations of QP contracts.
(1)
Additional contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

See “Tax information” for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see “Dates and prices at which contract events occur” in “More information”. Please review your contract for information on contribution limitations.

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Appendix: Formula for asset transfer program for guaranteed benefits

As explained in the “Guaranteed minimum income benefit (“GMIB”)” section in this Prospectus, if the GMIB, “Greater of” GMDB or GWBL is in effect, your contract will be subject to predetermined mathematical formulas that require transfers between the variable investment options which you have selected and the ATP Portfolio. This Appendix provides additional information regarding the formulas.

The formulas are set when we issue your contract and do not change while the GMIB, “Greater of” GMDB or GWBL is in effect. On each valuation day, the formulas determine whether a transfer into or out of the ATP Portfolio is required. For purposes of these calculations, amounts in the guaranteed interest option and amounts in a Special DCA program are excluded from amounts that are transferred into the ATP Portfolio.

First, the following ATP formula is used to calculate a contract ratio:

Contract Ratio = 1 – (AV ÷ BB)
Where:
AV = account value on the valuation day (off-cycle valuations use the account value as of the previous business day).
BB = Roll-up benefit base on the valuation day.

Please see the “Guaranteed minimum death benefit and Guaranteed minimum income benefit base” section in this Prospectus for more information on the Roll-up benefit base.

The contract ratio is then compared to predetermined “transfer points” to determine what portion of account value needs to be held in the ATP Portfolio. For your GMIB, there is a minimum and maximum transfer point, which are determined according to the following table.

Contract Date Anniversary	Minimum Transfer Point	Maximum Transfer Point
Issue Date	10%	20%
1st	12%	22%
2nd	14%	24%
3rd	16%	26%
4th	18%	28%
5th	20%	30%
6th	22%	32%
7th	24%	34%
8th	26%	36%
9th	28%	38%
10th	30%	40%
11th	32%	42%
12th	34%	44%
13th	36%	46%
14th	38%	48%
15th	40%	50%
16th	42%	52%
17th	44%	54%
18th	46%	56%
19th	48%	58%
20th (and later)	50%	60%
The minimum and maximum transfer points are interpolated between the beginning of contract year value and end of contract year value during the course of the year. For example, during the first contract year, the minimum transfer point moves from 10% on the first day of the first contract year to 12% on the first day on the second contract year. The maximum transfer point

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moves similarly during the first contract year from 20% on the first day of the first contract year to 22% on the first day on the second contract year. The ranges for the first and second contract year are shown in the charts below to illustrate the interpolation of transfer points between the beginning of a contract year and the end of a contract year.

First contract year range:
	May 15 Issue Date	Aug 15	Nov 15	Feb 15	May 14 First contract date anniversary
MinimumTransfer Point	10%	10.5%	11%	11.5%	12%
MaximumTransfer Point	20%	20.5%	21%	21.5%	22%
Second contract year range:
	May 14 First contract date anniversary	Aug 15	Nov 15	Feb 15	May 14 Second contract date anniversary
MinimumTransfer Point	12%	12.5%	13%	13.5%	14%
MaximumTransfer Point	22%	22.5%	23%	23.5%	24%
On each valuation day, the portion of account value to be held in the ATP Portfolio is determined by comparing the contract ratio to the transfer points. If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the ATP Portfolio, if any, will be transferred to the variable investment options selected by you. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the ATP Portfolio depending on the account value already in the ATP Portfolio, the guaranteed interest option and a Special DCA program. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of the account value that is invested in the variable investment options selected by you, excluding amounts invested in the guaranteed interest option and a Special DCA program, will be transferred into the ATP Portfolio.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the ATP Portfolio. For example, the transfer amount formula seeks to reallocate account value such that for every 1% by which the contract ratio exceeds the minimum transfer point on a given valuation day, 10% of the account value will be held in the ATP Portfolio, the guaranteed interest option, and a Special DCA program. When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the ATP Portfolio such that 100% of account value will be invested in the ATP Portfolio, the guaranteed interest option, and a Special DCA program.

The transfer amount formula first determines the target percentage that must be in the ATP Portfolio after the ATP transfer as follows:

ATP%	=	Contract Ratio – Minimum Transfer Point

0.1

Where:

ATP%	=	Required percentage of account value in the ATP Portfolio, the guaranteed interest option and the Special DCA program after the ATP transfer.

Contract Ratio	=	The contract ratio calculated on the valuation day

Minimum Transfer Point	=	The minimum transfer point on the valuation day

0.1	=	The 10% differential between the minimum transfer point and the maximum transfer point

The required amount of account value in the ATP Portfolio after the ATP transfer is calculated as follows:

ATP Amount	=	(ATP% * AV) – guaranteed interest option – amounts in a Special DCA program

Where:

AV	=	account value on the valuation day.

guaranteed interest option	=	account value in the guaranteed interest option on the valuation day.

amounts in a Special DCA program	=	account value in a Special DCA program on the valuation day

The ATP Amount cannot be less than $0.

The transfer amount formula is used to determine the transfer amount as follows:

ATP transfer amount = (ATP amount) – (account value currently in ATP Portfolio)

The ATP transfer amount is the amount that must be moved either in or out of the ATP Portfolio.

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•	If the ATP transfer amount is positive, it will be moved into the ATP Portfolio if it meets the minimum transfer threshold.

•	If the ATP transfer amount is negative, it will be moved out of the ATP Portfolio if it meets the minimum transfer threshold described below.

The minimum amount that will be transferred is the greater of 1% of account value or $1,000. The test for whether the ATP transfer amount meets the minimum transfer threshold is as follows:

•	If the ATP transfer amount is less than the minimum transfer amount, the ATP transfer will not be processed.

•	If the ATP transfer amount is greater than or equal to the minimum transfer amount, the ATP transfer will be processed.

The following are examples of transactions under the ATP:

	Example 1	Example 2	Example 3
Contract Ratio	17.5%	27%	35%
Valuation Day	4th contract anniversary	5th contract anniversary	6th contract anniversary
Transfer Points	Minimum = 18% Maximum = 28%	Minimum = 20% Maximum = 30%	Minimum = 22% Maximum = 32%
Investment Election	Option A	Option B	Option B
Assumptions	account value = $100,000 ATP Portfolio = $40,000 guaranteed interest option = $10,000 Special DCA program = $20,000	account value = $100,000 ATP Portfolio = $40,000 Special DCA program = $20,000	account value = $100,000 ATP Portfolio = $40,000 Special DCA program = $20,000
Transfer Point Valuation	Contract ratio is less than the minimum transfer point therefore, all amounts must be moved out of the ATP Portfolio.	Contract ratio is greater than minimum but less than maximum transfer point. Must determine amount to move in or out of the ATP Portfolio if necessary.	Contract ratio is greater than maximum transfer point therefore, all amounts that are not in the guaranteed interest option or a Special DCA program must be moved into the ATP Portfolio.
ATP% (Contract Ratio – Minimum Transfer Point) ÷ 0.2	0%	(0.27 - 0.2) ÷ 0.1 = 0.7 or 70%	100%
ATP Amount (ATP% * AV) – guaranteed interest option – Special DCA program	(0*$100,000) - $10,000 - $20,000 = -$30,000, (cannot be less than $0) ATP Amount = $0	(0.7 * $100,000) - $20,000 = $50,000	(1*$100,000) - $20,000 = $80,000
Transfer Amount (ATP Amount) – (account value currently in the ATP Portfolio)	$0 - $40,000 = -$40,000, (transferred out of the ATP Portfolio)
Scenario 1
–
using current assumptions:
$50,000 – $40,000
=
$10,000
(transferred into the ATP Portfolio.)

Scenario 2
–
If current amount in the ATP Portfolio = $65,000 instead of $40,000:
$50,000 – $65,000
= -
$15,000
(transferred out of the ATP Portfolio.)

$80,000 - $40,000 = $40,000 (transferred into the ATP Portfolio)

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ATP transfers into the ATP Portfolio will be transferred out of your variable investment options. No amounts will be transferred out of the guaranteed interest option or a Special DCA program. ATP transfers out of the ATP Portfolio will be allocated among the investment options included in your contract’s allocation instructions other than the guaranteed interest option. Any amounts that would have been allocated to the guaranteed interest option will be prorated among the variable investment options. No amounts will be transferred into or out of the guaranteed interest option and the Special DCA program as a result of any ATP transfer.

On any day that a transfer (excluding a dollar cost averaging transfer) is made out of the guaranteed interest option into a variable investment option, the formulas described above will be run, which may in turn trigger an off cycle ATP transfer. Regardless of when this off cycle valuation occurs, an ATP valuation will again occur on the next valuation day. Cancellation of any dollar cost averaging program will not trigger an off cycle ATP transfer. For the purposes of the off cycle valuation only, the ATP transfer amount formula will use the account value as of the previous business day. Off cycle valuations will use the transfer points for the most recent valuation day.

ATP exit option

When the ATP exit option is processed your guaranteed benefit base(s) will be adjusted as follows:

New Benefit Base =	(1- 3%) × A	_ D
1 – B + C

Where:

New Benefit Base =	The new value that the Roll-up benefit base and Highest Anniversary Value benefit base (if applicable) will be adjusted to if this value is less than the current value of the respective benefit bases.

A =	The account value as of the day prior to the ATP exit option.

B =	The [interpolated] minimum transfer point as of the next valuation day.

C =	The total rider charge percentage for both the GMIB and GMDB benefits.

D =	The prorated Roll-up amount from the last contract date anniversary to the next valuation day plus the prorated Roll-up amount for contributions and transfers in that contract year as of the next valuation day minus the contract year-to-date withdrawals up to the Annual withdrawal amount.

3% =	cushion in investment performance to decrease the probability of an ATP transfer on the upcoming valuation day.

For example, the ATP exit option is processed during the seventh month of the fifth ATP year. In the current ATP year, the number of completed months is six. The minimum transfer point is 19%, which is derived by interpolating the fourth ATP year anniversary minimum transfer point and the fifth ATP year anniversary minimum transfer point [=(18%+20%)/2]. The cushion is 3%. Assume that your account value is $100,000, Highest Anniversary Value benefit base is $110,000, Roll-up benefit base is $130,000 and the Roll-up rate is the 5% Annual Roll-up rate. Note that the benefit base for the GMIB is the Roll-up benefit base ($130,000) and that the benefit base for the “Greater of” GMDB ($130,000) is the greater of the Highest Anniversary Value benefit base ($110,000) and the Roll-up benefit base ($130,000). Also assume that no withdrawal has been taken in this contract year and that the pro-rated Roll-up amount (net of withdrawals) is $3,250 (=5%×$130,000×6/12 – 0).

When the ATP exit option is processed, the new benefit base is:

New benefit base =	(1- 3%) × 100,000	_ 3,250	= $113,197
1 – 0.19 + 0.023

Your Highest Anniversary Value benefit base stays at the current value ($110,000), as the new benefit base ($113,197) is greater than your current Highest Anniversary Value benefit base. Your Roll-up benefit base is adjusted to the new benefit base ($113,197), as the new benefit base is less than your current Roll-up benefit base. Accordingly, the new Roll-up benefit base for your GMIB is $113,197. Your “Greater of” GMDB is also adjusted to the new benefit base of $113,197, as it is the greater of the Highest Anniversary Value benefit base ($110,000) and the Roll-up benefit base ($113,197).

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Appendix: State contract availability and/or variations of certain features and benefits

The following information is a summary of the states where the Accumulator
®
Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract’s features and benefits as previously described in this Prospectus. Regardless of the state, the rate initially set on an outstanding loan cannot be changed.

States where certain Accumulator
®
Series contracts’ features and/or benefits are not available or vary:

State	Features and benefits	Availability or variation
Arizona	See “Purchasing the Contract”—”Your right to cancel within a certain number of days”	If you reside in the state of Arizona and you are age 65 or older at the time the contract is issued, you may return your variable annuity contract within 30 days from the date that you receive it and receive a refund of account value. This is also referred to as the “free look” period.
Arkansas	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you purchased your contract through a Section 1035 exchange you may return your Accumulator
®
Series contract within 30 days from the date you receive it and receive a full refund of your account value.
California	See “We require that the following types of communications be on specific forms we provide for that purpose (and submitted in the manner that the forms specify)” in “The Company” and “Effect of Excess withdrawals” in “Purchasing the Contract”	You are not required to use our forms when making a transaction request. If a written request contains all the information required to process the request, we will honor it. Although you are not required to use our withdrawal request form, if you do not specify whether we should process a withdrawal that results in an Excess withdrawal, and the transaction results in an Excess withdrawal, we will not process that request.

	See “Asset transfer program (“ATP”)” in “Benefits available under the contract”	If you elect the GMIB, the ATP will commence on the valuation day of your second monthiversary.

“ See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in the state of California and you are age 60 or older at the time the contract is issued, you may return your Accumulator
®
Series contract within 30 days from the date that you receive it and receive a refund as described below. This is also referred to as the ‘‘free look’’ period.

If you allocate your entire initial contribution to the EQ/Money Market variable investment option (and/or guaranteed interest option, if available), the amount of your refund will be equal to your contribution, unless you make a transfer, in which case the amount of your refund will be equal to your Total account value on the date we receive your request to cancel at our processing office. This amount could be less than your initial contribution. If you allocate any portion of your initial contribution to the variable investment options (other than the EQ/Money Market variable investment option), your refund will be equal to your Total account value on the date we receive your request to cancel at our processing office.

“Return of contribution” free look treatment available through certain selling broker-dealers

122

State	Features and benefits	Availability or variation
California (continued)		Certain selling broker-dealers offer an allocation method designed to preserve your right to a return of your contributions during the free look period. At the time of application, you will instruct your financial professional as to how your initial contribution and any subsequent contributions should be treated for the purpose of maintaining your free look right under the contract. Please consult your financial professional to learn more about the availability of “return of contribution” free look treatment.

If you choose “return of contribution” free look treatment of your contract, we will allocate your entire contribution and any subsequent contributions made during the 40-day period following the contract date, to the EQ/Money Market investment option. In the event you choose to exercise your free look right under the contract, you will receive a refund equal to your contributions.

If you choose the “return of contribution” free look treatment and your contract is still in effect on the 40th day (or next Business Day) following the contract date, we will automatically reallocate your account value to the investment options chosen on your application.

Any transfers made prior to the expiration of the 30-day free look will terminate your right to “return of contribution” treatment in the event you choose to exercise your free look right under the contract. Any transfer made prior to the 40th day following the contract date will cancel the automatic reallocation on the 40th day (or next business day) following the contract date described above. If you do not want the Company to perform this scheduled one-time re-allocation, you must call one of our customer service representatives at 1 (800) 789-7771 before the 40th day following the contract date to cancel.

See “Disability, terminal illness, or confinement to a nursing home’’ under “Withdrawal charge” in “Charges and expenses”
•   A disability CWC waiver will be granted if a U.S. licensed physician certifies that the applicable individual suffers from impairment of cognitive ability, meaning a deterioration or loss of intellectual capacity due to mental illness or disease, including Alzheimer’s disease or related illnesses that require continual supervision to protect oneself or others.

• The terminal illness CWC waiver is applicable if life expectancy is less than 12 months (compared to 6 months in the national version).

•   The nursing home CWC waiver does not require that the applicable individual be confined to a nursing home for more than 90 days before the waiver is granted. The definition of nursing home is as follows: the Owner is receiving, as prescribed by a physician, registered nurse, or licensed social worker, home care or community-based services (including adult day care, personal care, homemaker services, hospice services or respite care) or, is confined in a skilled nursing facility, convalescent nursing home, or extended care facility, which shall not be defined more restrictively than as in the Medicare program, or is confined in a residential care facility or residential care facility for the elderly, as defined in the Health and Safety Code. Out-of-state providers of services shall be defined as comparable in licensure and staffing requirements to California providers.

123

State	Features and benefits	Availability or variation
California (continued)		• The Company has the right to perform physical exams at our expense during the claim period.

	See ‘‘Transfers of ownership, collateral assignments, loans and borrowing’’ in ‘‘More Information’’	Guaranteed benefits do not terminate upon a change of owner or absolute assignment of the contract. Guaranteed benefits will continue to be based on the original measuring life (i.e., owner, older joint owner, annuitant, older joint annuitant).
Connecticut	See “Charge for each additional transfer in excess of 12 transfers per contract year” in “Fee table” and “Transfer charge” in “Charges and expenses”	The charge for transfers does not apply.

	See “Credit recovery” under “Credits (For Series CP ® contracts only)” in ”Purchasing the Contract” and “Your annuity payout options” in “Accessing your money”	The second and third bullets under “Credit recovery” do not apply and are replaced by the following:

•   If you start receiving annuity payments within three years of making any contribution, we will not recover the credit that applies to any contribution made within the prior three years. As a result, we will apply the contract’s cash value, not the account value, to the life contingent annuity payout regardless of how many years have elapsed since last contribution.

•   Credits applied to contributions made within one year of death of the owner (or older joint owner, if applicable) will not be recovered. However, any applicable contract withdrawal charges will continue to apply to those contributions. The 10% free withdrawal amount does not apply when calculating the withdrawal charges applicable to the payment of a death benefit.

	See “GMIB “no lapse guarantee”” under “Guaranteed minimum income benefit” in “Benefits available under the contract”	The no-lapse guarantee will not terminate if your aggregate withdrawals from your contract in any contract year exceed your Annual Withdrawal Amount unless the excess withdrawal drives your account value to zero.

	See “Disruptive transfer activity” in “Transferring your money among investment options”	The ability to restrict transfers due to market timing can only be determined by the underlying fund managers. The Company’s right to restrict transfers due to market timing does not apply.

	See “Transfer Charge” in “Charges and Expenses”	The charge for excessive transfers does not apply. The ability to reserve the right to impose a limit on the number of free transfers does not apply.

	See “Withdrawal charge” in “Charges and expenses”	For Series CP ® contracts: Since credits applied to contributions cannot be recovered, withdrawal charges apply to amounts associated with a credit.

	See “Disability, terminal illness, or confinement to a nursing home” under “Withdrawal charge” in “Charges and expenses”	The withdrawal charge waiver under item (i) does not apply.
	See “Special service charges” in “Charges and Expenses”	The current and maximum third party transfer or exchange charge is $49 per occurrence. The maximum charge for check preparation is $9 per occurrence.

	See “Misstatement of age” in “More information”	We will not deduct interest for any overpayments made by us due to a misstatement of age or sex. Any overpayments will be deducted from future payments.

124

State	Features and benefits	Availability or variation
Connecticut (continued)	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”
Benefits terminate upon any change of owner who is the measuring life, unless the change of ownership is due to a divorce where the spouse is awarded 100% of the account value and chooses to continue the contract in his or her name and meets the age requirements of the applicable benefit on the date the change in ownership occurs.
Benefits do not terminate upon assignment.
Your contract cannot be assigned to an institutional investor or settlement company, either directly or indirectly, nor may the ownership be changed to an institutional investor or settlement company.

Delaware	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you purchased your contract through a Section 1035 exchange, you may return your Accumulator
®
Series contract within 20 days from the date you receive it and receive a full refund of your contributions, including any contract fees or charges.

	See “Greater of” GMDB I under “Guaranteed benefit charges” in “Charges and expenses”	The maximum charge for the “Greater of” GMDB I death benefit is 1.65%.

	See “Greater of” GMDB II under “Guaranteed benefit charges” in “Charges and expenses”	The maximum charge for the “Greater of” GMDB II death benefit is 1.80%.

Florida	See “How you can purchase and contribute to your contract” in ”Purchasing the Contract”	The second sentence in the third paragraph of this section regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.

	See “Credits” in ”Purchasing the Contract” (For Series CP ® contracts only)	The following information replaces the second bullet of the final set of bullets in this section:

•   You may annuitize your contract after twelve months, however, if you elect to receive annuity payments within five years of the contract date, we will recover the credit that applies to any contribution made in that five years. If you start receiving annuity payments after five years from the contract date and within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

	See “Your right to cancel within a certain number of days” in ”Purchasing the Contract”	If you reside in the state of Florida, you may cancel your variable annuity contract and return it to us within 21 days from the date that you receive it. You will receive an unconditional refund equal to the greater of the cash surrender value provided in the annuity contract, plus any fees or charges deducted from the contributions or imposed under the contract, or a refund of all contributions paid.

	See “Selecting an annuity payout option” under “Your annuity payout options” in “Accessing your money”	The following sentence replaces the first sentence of the second paragraph in this section:
You can choose the date annuity payments begin but it may not be earlier than twelve months from the Accumulator ® Series contract date.
	See “Special service charges” in “Charges and expenses”	The charge for a third-party transfer or exchange applies to any transfer or exchange of your contract, even if it is to another contract issued by the Company.

	See “Withdrawal charge” in “Charges and expenses”	If you are age 65 or older at the time your contract is issued, the applicable withdrawal charge will not exceed 10% of the amount withdrawn.

125

State	Features and benefits	Availability or variation

Florida (continued)	See “Misstatement of age” in “More information”	After the second contract date anniversary, an optional Guaranteed minimum death benefit may not be revoked for misstatement of age.

See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”
The second paragraph in this section is deleted in its entirety and replaced with the following:

Any guaranteed benefit in effect will terminate in all circumstances if you change ownership of the contract. Please speak with your financial professional for further information.

Your Guaranteed benefits will terminate with all transfers of ownership, even with a change of owner from a trust to an individual, unless the change of ownership is due to a divorce where the spouse is awarded 100% of the Total account value, chooses to continue the contract in his or her name and meets the age requirements of the applicable rider on the date the change in ownership occurs.
New York	Earnings enhancement benefit	Not Available

	See “Greater of” GMDB in “Definitions of key terms”, in “Guaranteed minimum death benefits” and throughout this Prospectus.	The “Greater of” GMDB I and “Greater of” GMDB II are not available. All references to these benefits should be deleted in their entirety.

	See “Guaranteed interest option” under “What are your investment options under the contract?” in ”Purchasing the Contract”	For Series CP ® contracts only: The Guaranteed interest option is not available.

	See “Dollar cost averaging” in “Benefits available under the contract”	For Series CP ® contracts only: Investment Simplifier is not available.

See “Guaranteed minimum income benefit” and “Guaranteed minimum death benefits” in “Benefits available under the contract”	The issue ages for owners who elect the Highest Anniversary Value death benefit with a GMIB are 25-80 for all Series except Series CP
®
(25-70). The issue ages for owners who elect the Highest Anniversary Value death benefit without a GMIB are 0-80 for all Series except Series CP
®
(0-70). The issue ages for owners who elect the Return of Principal death benefit with a GMIB are 25-80 for all Series except Series CP
®
(25-70). The issue ages for owners who elect the Return of Principal death benefit without a GMIB are 0-80 for all Series except Series CP
®
(0-70).

See “Credits” in ”Purchasing the Contract”
For Series CP
®
contracts only:

If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover all or a portion of the amount of such credit from the account value, based on the number of full months that elapse between the time we receive the contribution and the owner’s (or older joint owner’s, if applicable) death, as follows:

Number of Months	Percentage of Credit
1	100%
2	99%
3	98%
4	97%
5	96%
6	95%
7	94%
8	93%
9	92%
10	91%
11	90%
12	89%

126

State	Features and benefits	Availability or variation
New York (continued)		We will not recover the credit on subsequent contributions made within 3 years prior to annuitization.

	See “The amount applied to purchase an annuity payout option” in “Accessing your money”	The amount applied to the annuity benefit is the greater of the cash value or 95% of what the account value would be if no withdrawal charge applied.

	See “Selecting an annuity payout option” in “Accessing your money”	For Series CP ® contracts only: The earliest date annuity payments may begin is 13 months from the issue date.
	See “Charges and expenses”	Deductions of charges from the guaranteed interest option are not permitted.

The charge for third-party transfer or exchange does not apply.

The check preparation charge does not apply.

	See “Disability, terminal illness, or confinement to a nursing home”	Item (i) is deleted and replaced with the following: An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration or meets the definition of a total disability as specified in the contract. To qualify, a re-certification statement from a physician will be required every 12 months from the date disability is determined.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”	Collateral assignments are not limited to the period prior to the first contract date anniversary. You may assign all or a portion of your NQ contract at any time, pursuant to the terms described in this Prospectus.
North Dakota	See “Your right to cancel within a certain number of days” in ”Purchasing the Contract”	You may cancel your variable annuity contract and return it to us within 20 days from the date you receive it. You will receive an unconditional refund equal to your contributions, including any contract fees or charges.

	See “Your beneficiary and payment of benefit“ in “Benefits available under the contract”	Amounts allocated to the Guaranteed interest option will continue to earn interest until the applicable death benefit is paid. This means that your death benefit (other than the applicable guaranteed minimum death benefit) will be increased by the amount of interest credited to any assets in the Guaranteed interest option up until the date on which we pay the death benefit.
Pennsylvania	Required disclosure for Pennsylvania customers	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

127

State	Features and benefits	Availability or variation
Puerto Rico	IRA and Roth IRA	Available for direct rollovers from U.S. source 401(a) plans and direct transfers from the same type of U.S. source IRAs

	Inherited IRA	Available only under the beneficiary continuation option for currently issued NQ, traditional and Roth IRA contracts.

	QP (Defined Benefit) contracts	Not Available

	See ”Owner and annuitant requirements” in “Purchasing the Contract”	Contracts are not available for purchase by Charitable Remainder Trusts.

	See “How you can purchase and contribute to your contract” in “Purchasing the Contract” (For Series B, Series CP ® and Series L contracts only)	Specific requirements for purchasing QP contracts in Puerto Rico are outlined below in “Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico”.
	See “Exercise rules” under “Guaranteed minimum income benefit (“GMIB”)” in “Benefits available under the contract” (For Series B, Series CP ® and Series L contracts only)	Exercise restrictions for the GMIB on a Puerto Rico QPDC contract are described below, under “Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico”, and in your contract.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” (For Series B, Series CP ® and Series L contracts only)	Transfers of ownership of QP contracts are governed by Puerto Rico law. Please consult your tax, legal or plan advisor if you intend to transfer ownership of your contract.
“Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico” — this section replaces Appendix “Purchase considerations for QP contracts” in your Prospectus.
Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico:
Trustees who are considering the purchase of an Accumulator
®
Series QP contract in Puerto Rico should discuss with their tax, legal and plan advisors whether this is an appropriate investment vehicle for the employer’s plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the GMIB and other guaranteed benefits, and the payment of death benefits in accordance with the requirements of Puerto Rico income tax rules. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted.

Limits on Contract Ownership:

•   The QP contract is offered only as a funding vehicle to qualified plan trusts of single participant defined contribution plans that are tax-qualified under Puerto Rico law, not United States law. The contract is not available to US qualified plans or to defined benefit plans qualifying under Puerto Rico law.

• The QP contract owner is the qualified plan trust. The annuitant under the contract is the self-employed Puerto Rico resident, who is the sole plan participant.

•   This product should not be purchased if the
self-employed
individual anticipates having additional employees become eligible for the plan. We will not allow additional contracts to be issued for participants other than the original business owner.

128

State	Features and benefits	Availability or variation
Puerto Rico (continued)
•   If the business that sponsors the plan adds another employee, no further contributions may be made to the contract. If the employer moves the funds to another funding vehicle that can accommodate more than one employee, this move could result in withdrawal charges, if applicable, and the loss of guaranteed benefits in the contract.

Limits on Contributions:
• All contributions must be direct transfers from other investments within an existing qualified plan trust.

• Employer payroll contributions are not accepted.

• Only one additional transfer contribution may be made per contract year.

• Checks written on accounts held in the name of the employer instead of the plan or the trustee will not be accepted.

• As mentioned above, if a new employee becomes eligible for the plan, the trustee will not be permitted to make any further contributions to the contract established for the original business owner.
Limits on Payments:
• Loans are not available under the contract.

• All payments are made to the plan trust as owner, even though the plan participant/annuitant is the ultimate recipient of the benefit payment.

• The Company does no tax reporting or withholding of any kind. The plan administrator or trustee will be solely responsible for performing or providing for all such services.

•   The Company does not offer contracts that qualify as IRAs under Puerto Rico law. The plan trust will exercise the GMIB and must continue to hold the supplementary contract for the duration of the GMIB payments.

Plan Termination:

•   If the plan participant terminates the business, and as a result wishes to terminate the plan, the trust would have to be kept in existence to receive payments. This could create expenses for the plan.

•   If the plan participant terminates the plan and the trust is dissolved, or if the plan trustee (which may or may not be the same as the plan participant) is unwilling to accept payment to the plan trust for any reason, the Company would have to change the contract from a Puerto Rico QP to NQ in order to make payments to the individual as the new owner. Depending on when this occurs, it could be a taxable distribution from the plan, with a potential tax of the entire account value of the contract. Puerto Rico income tax withholding and reporting by the plan trustee could apply to the distribution transaction.

129

State	Features and benefits	Availability or variation
Puerto Rico (continued)
•   If the plan trust is receiving GMIB payments and the trust is subsequently terminated, transforming the contract into an individually owned NQ contract, the trustee would be responsible for the applicable Puerto Rico income tax withholding and reporting on the present value of the remaining annuity payment stream.

• The Company is a U.S. insurance company, therefore distributions under the NQ contract could be subject to United States taxation and withholding on a “taxable amount not determined” basis.
Tax Information — ”Special rules for NQ contracts”
Income from NQ contracts we issue is U.S. source. A Puerto Rico resident is subject to U.S. taxation on such U.S. source income. Only Puerto Rico source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The calculation of the taxable portion of amounts distributed from a contract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.

We require owners or beneficiaries of annuity contracts in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.

130

The Accumulator
®
Series 13A (Series B, Series CP
®
and Series L)

Issued by

Equitable Financial Life and Annuity Company	Equitable Financial Life Insurance Company

This Prospectus describes the important features of the contract and provides information about the Company.

We have filed with the Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) that includes additional information about The Accumulator
®
Series 13A, Equitable Financial Life and Annuity Company and Separate Account No. 49B, and Equitable Financial Life Insurance Company and Separate Account No. 70. The SAI is incorporated by reference into this Prospectus. The SAI is available free of charge. To request a copy of the SAI, to ask about your contract, or to make other investor inquiries, please call
1-800-789-7771.
The SAI is also available at our website, www.equitable.com/ICSR#EQH157125.

We file periodic reports and other information about The Accumulator
®
Series 13A, Separate Account No. 49B, and Separate Account No. 70 as required under the federal securities laws. Those reports and other information about us are available on the SEC’s website at http://www.sec.gov, and copies of reports and other information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Class/Contract Identifier: C

; C000176170

The Accumulator
®
Series 13.0

A combination variable and fixed individual and group flexible premium deferred annuity contract

Prospectus dated October 17, 2023

Equitable Financial Life and Annuity Company
Separate Account No. 49B

Equitable Financial Life Insurance Company Separate Account No. 70

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

What is the Accumulator
®
Series 13.0?

The Accumulator
®
Series 13.0 (the “Accumulator
®
Series”) are variable and fixed individual and group flexible premium deferred annuity contracts issued by
Equitable Financial Life and Annuity Company
or
Equitable Financial Life Insurance Company
(the “Company”, “we”, “our” and “us”). The series consists of Series B, Series CP
®
and Series L. The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our investment options: (i) variable investment options listed in Appendix “Portfolio Companies Available Under the Contract”, (ii) the guaranteed interest option, or (iii) the account for dollar cost averaging.

This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The description of the contract’s material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

Types of contracts.
We offer the contracts for use as:

•	A nonqualified annuity (“NQ”) for after-tax contributions only.

•	An individual retirement annuity (“IRA”), either traditional IRA or Roth IRA.

•	Traditional and Roth Inherited IRA beneficiary continuation contract (“Inherited IRA”) (direct transfer and specified direct rollover contributions only).

•	An annuity that is an investment vehicle for a qualified plan (“QP”) (whether defined contribution or defined benefit; transfer contributions only).

Not all types of contracts are available with each version of the Accumulator
®
Series contracts. See Appendix “Rules regarding contributions to your contract” for more information.

The contract is no longer available for new purchasers.
 These versions of the Accumulator
®
Series contracts are no longer available for new purchasers. These contracts are no longer being sold. This Prospectus is designed for current contract owners. Also, in addition to the possible state variations noted above, you should note that your contract features and charges may vary depending on the date on which you purchased your contract. For more information about the particular features, charges and options applicable to you, please contact your financial professional or refer to your contract for contract variation information and timing. You may not change your contract or its features as issued.

If you purchase a Series CP
®
contract, we will add a credit to your contributions. Fees and charges for a Series CP
®
contract are higher than for a Series B contract and the amount of the credit may be more than offset by these higher fees and charges. Credits may be recaptured upon free look, annuitization and death.

We reserve the right to stop accepting any contribution from you at any time. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract, you may no longer be able to fund your Guaranteed benefit(s). This means that you may no longer be able to increase your account value and the benefit bases associated with your Guaranteed benefits through contributions.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal. Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

#520173/13.0

Contents of this Prospectus

When we address the reader of this Prospectus with words such as “you” and “your,” we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.
When we use the word “contract” it also includes certificates that are issued under group contracts in some states.

Definitions of key terms

Annual
Roll-up
amount
— The “Annual
Roll-up
amount” is the amount credited to your
Roll-up
benefit base on each contract date anniversary if there has ever been a withdrawal from your contract.

Annual Roll-up rate
— The “Annual Roll-up rate” is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your Roll-up benefit base once you take a withdrawal from your contract. Beginning with the contract year in which the first withdrawal is taken out of the contract until the contract date anniversary following age 85, the Annual Roll-up rate is:

•	5%, if withdrawals begin after the contract date anniversary when the owner is age 64.

•	4%, if withdrawals begin on or prior to the contract date anniversary when the owner is age 64.

Annual withdrawal amount
— The “Annual withdrawal amount” is the amount you can withdraw without reducing your
Roll-up
benefit base. It is equal to the Annual
Roll-up
rate, multiplied by the
Roll-up
benefit base as of the most recent contract date anniversary.

Annuitant
— The “annuitant” is the person who is the measuring life for determining the contract’s maturity date. The annuitant is not necessarily the contract’s owner. Where the owner of the contract is a non-natural
person, such as a company or trust, the annuitant is the measuring life for determining benefits under the contract.

Applicable percentage
— The “Applicable percentage” is the rate used to calculate your Guaranteed annual withdrawal amount if your GMIB is converted to the GWBL on the contract date anniversary following age 85.

Asset transfer program
— The asset transfer program (“ATP”) is a feature of the GMIB, the “Greater of“ GMDB and the GWBL. The ATP uses predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy (the “ATP Portfolio”) and the variable investment options.

ATP exit option
— Beginning in your second contract year if you elected a GMIB, the “ATP exit option” allows you to transfer 100% of your account value from the ATP Portfolio to your variable investment options.

ATP transfer
— A transfer between the ATP Portfolio and the variable investment options.

Business Day
— Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.
Cash Value
— At any time before annuity payments begin, your contract’s “cash value” is equal to the account value less: (i) the total amount or a pro rata portion of the annual administrative charge and any optional benefit charges; and (ii) any applicable withdrawal charges.

Company
— Refers to Equitable Financial Life and Annuity Company (“Equitable Colorado”) or Equitable Financial Life Insurance Company (“Equitable Financial”). The terms “we”, “us”, and “our” are also used to identify the issuing Company. Equitable Colorado does not do business or issue contracts in the state of New York. Generally, Equitable Colorado will issue contracts in all states except New York and Equitable Financial will issue contracts in New York. However, if any selling agent is an Equitable Advisors financial professional who has a business address in the state of New York, the issuing Company will be Equitable Financial, even if the contract is issued in a state other than New York.

Contract Date
— The “contract date” is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

Contract date anniversary
— The end of each
12-month
period is your “contract date anniversary.” For example, if your contract date is May 1st, your contract date anniversary is April 30th.

Contract monthiversary
— The “contract monthiversary” means the same date of the month as the contract date.

Contract Year
— The “contract year” is the
12-month
period beginning on your contract date and each
12-month
period after that date.

Conversion effective date
— The “Conversion effective date” is the date the contract converts from GMIB to GWBL and occurs on the contract date anniversary following the contract owner’s age 85.

Credit
— An amount credited to your account value at the same time we allocate your contribution. The amount of the credit is 3% of each contribution based on total first year contributions. The credit applies only to Series CP
®
contracts.

Customized payment plan
— For contracts with GMIB, our “Customized payment plan” provides scheduled payments up to your Annual withdrawal amount. For contracts that convert from GMIB to GWBL, our “Customized payment plan” provides scheduled payments up to your Guaranteed annual withdrawal amount.

Custom Selection Rules
— The “Custom Selection Rules” are rules for the allocation of contributions to, and transfers among, the Option B investment options. These rules require that allocations be made according to certain categories and investment option limits.

Deferral
Roll-up
amount
— The “Deferral
Roll-up
amount” is the amount credited to your
Roll-up
benefit base on each contract date anniversary provided you have never taken a withdrawal from your contract.

Deferral Roll-up rate
— The “Deferral Roll-up rate” is used to calculate amounts credited to your Roll-up benefit base before you take your first withdrawal from your contract. The Deferral Roll-up rate is 5%.

Earnings enhancement benefit
— The “Earnings enhancement benefit” is an optional benefit that provides additional death benefit protection.

Excess withdrawal
— For contracts with the GMIB, an “Excess withdrawal” is the portion of your cumulative withdrawals that exceeds your Annual withdrawal amount. For contracts that convert from the GMIB to the GWBL, an “Excess withdrawal” is the portion of your cumulative withdrawals that exceeds your Guaranteed annual withdrawal amount. An Excess withdrawal will always reduce your benefit bases on a pro rata basis. In your first contract year, all withdrawals (except for RMD payments through our automatic RMD service) will reduce your benefit bases on a pro rata basis, because you do not have an Annual withdrawal amount in that year.

Free look
— If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, but only if you return your contract within the prescribed period. This is your “Free look” right under the contract. Your refund will generally reflect any gain or loss in your investment options.

“Greater of” GMDB
— The “Greater of” Guaranteed minimum death benefit (“GMDB”) is an optional guaranteed minimum death benefit. The death benefit and its charge are calculated using the greater of two benefit bases — (1) the
Roll-up
benefit base and (2) the Highest Anniversary Value benefit base. There is an additional charge for the “Greater of” GMDB under the contract. This contract offers two different versions of the “Greater of” GMDB.

Guaranteed annual withdrawal amount
— The “Guaranteed annual withdrawal amount” is the maximum annual amount you can withdraw without reducing your GWBL benefit base. It is equal to the Applicable percentage in effect at the time, multiplied by the GWBL benefit base as of the most recent contract date anniversary.

Guaranteed minimum income benefit (“GMIB”)
— The GMIB is an optional benefit that provides income protection for you during your life once you elect to annuitize your contract by exercising the benefit. There is an additional charge for the GMIB under the contract. This contract offers two different versions of the GMIB.

Guaranteed withdrawal benefit for life (“GWBL”)
— The Guaranteed withdrawal benefit for life (“GWBL”) is not available at issue. The GWBL is only available to owners who have elected a GMIB. If you do not elect to exercise or terminate your GMIB, it will automatically convert to the
GWBL as of the contract date anniversary following age 85. The GWBL guarantees that you can take withdrawals up to a maximum amount (“Guaranteed annual withdrawal amount”) each contract year following the conversion.

GWBL benefit base
— The “GWBL benefit base” is calculated upon conversion from the GMIB on the contract date anniversary following age 85. The initial GWBL benefit base is your account value or Roll-up benefit base on the Conversion effective date, whichever produces the higher Guaranteed annual withdrawal amount.

Highest Anniversary Value death benefit
— The “Highest Anniversary Value death benefit” is an optional guaranteed minimum death benefit. The death benefit is calculated using your highest account value on any contract date anniversary up to the contract date anniversary following age 85. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

Investment Simplifier
— Our “Investment simplifier” allows for systematic transfers of amounts in the guaranteed interest option to the variable investment options. There are two options under the program — the Fixed dollar option and the Interest sweep option.

IRA
— Individual retirement annuity contract, either traditional IRA or Roth IRA (may also refer to an individual retirement account or an individual retirement arrangement).

Maturity date
— The contract’s “maturity date” is generally the contract date anniversary that follows the annuitant’s 95th birthday.

Maximum payment plan
— For contracts with GMIB, our “Maximum payment plan” provides scheduled payments of your Annual withdrawal amount. For contracts that convert from the GMIB to the GWBL, our “Maximum payment plan” provides scheduled payments of your Guaranteed annual withdrawal amount.

NQ contract
— Nonqualified annuity contract.

Owner
— The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

QP contract
— An annuity contract that is an investment vehicle for a qualified plan.

Return of Principal death benefit
— The “Return of Principal” death benefit is calculated based on the total contributions to your contract, adjusted for withdrawals. There is no additional charge for this death benefit.

Roll-up benefit base
— The Roll-up benefit base is used to determine the value of the GMIB and the “Greater of” GMDB. The Roll-up benefit base is also used to determine your Annual withdrawal amount. Your Roll-up benefit base is created and increased by contributions to your contract. The Roll-up benefit base is not an account value or cash value.

•	For GMIB: The Roll-up benefit base is used to determine your (i) lifetime payments upon exercise of the benefit and (ii) charge for the benefit.

•	For “Greater of” GMDB: The Roll-up benefit base is one component of the “Greater of” GMDB. The other component is the Highest Anniversary Value benefit base.

Separate Account
— Separate Account No. 49B and Separate Account No. 70, separate accounts established and registered as unit investment trusts under the Investment Company Act of 1940, as amended, to which contributions under the contracts may be allocated.

Special DCA Programs
— We use the term “Special DCA Programs” to collectively refer to our special dollar cost averaging program and our special money market dollar cost averaging program, which are described below:

•
Special dollar cost averaging
— Our “Special dollar cost averaging program” allows for the systematic transfers of amounts in the account for special dollar cost averaging into the variable investment options and the guaranteed interest option. The account for special dollar cost averaging is part of our general account. This program is only available with Series B and Series L contracts.

•
Special money market dollar cost averaging
— Our “Special money market dollar cost averaging program” allows for the systematic transfers of amounts in the account for special money market dollar cost averaging into the variable investment options and the guaranteed interest option. This program is only available with Series CP
®
contracts.

Valuation day
— A “valuation day” is a scheduled date each month the contract is in effect that the asset transfer program formulas are calculated to determine whether a transfer is required.

Variable investment options
— The “variable investment options” available under your contract differ depending on whether you elect Option A or Option B. Except where noted, when we refer to variable investment options we are not including the ATP Portfolio, which is part of the ATP.

To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
account value	Annuity Account Value

unit	Accumulation Unit

Deferral Roll-up amount	Deferral bonus Roll-up amount

Deferral Roll-up rate	Deferral bonus Roll-up rate

Important information you should consider about the contract

FEES AND EXPENSES
Charges for Early Withdrawals
Each series of the contract provides for different withdrawal charge periods and percentages.

Series B
— If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series B of the contract within 7 years following your last contribution, you will be assessed a withdrawal charge of up to 7% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $7,000 on a $100,000 investment.

Series CP
®
— If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series CP
®
of the contract within 9 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment.

Series L
— If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series L of the contract within 4 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment.

For additional information about charges for surrenders and early withdrawals see “Withdrawal charge” in “Charges and expenses” in the Prospectus.

Transaction Charges
In addition to withdrawal charges, you may also be charged for other transactions (for special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges, or when you transfer between investment options in excess a certain number).

For additional information about transaction charges see “Charges that the Company deducts” in “Charges and expenses” in the Prospectus.

Ongoing Fees and Expenses (annual charges)
Each series of the contract provides for different ongoing fees and expenses. The table below describes the fees and expenses that you may pay each year under the contract, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract (varies by contract series) (1)	1.30%	1.70%
Investment options (Portfolio fees and expenses) (2)	0.67%	1.40%
Optional benefits available for an additional charge (for a single optional benefit, if elected) (3)	0.35%	2.60%

(1) Expressed as an annual percent of daily net assets in the variable investment options.
(2) Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2022 and could change from year to year.
(3) Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes no credits and that you do not take withdrawals or make any transactions from the contract, which could add withdrawal charges that substantially increase costs.

Lowest Annual Cost $2,092	Highest Annual Cost $7,484
Assumes:
•   Investment of $100,000
•   5% annual appreciation
•   Least expensive combination of contract series and Portfolio fees and expenses
•   No optional benefits
•   No sales charges
•   No additional contributions, transfers or withdrawals

Assumes:
•   Investment of $100,000
•   5% annual appreciation
•   Most expensive combination of contract series (Series CP
®
), optional benefits (GMIB II and “Greater of” GMDB II) and Portfolio fees and expenses
•   No sales charges
•   No additional contributions, transfers or withdrawals

For additional information about ongoing fees and expenses see “Fee Table” in the Prospectus.

RISKS
Risk of Loss
The contract is subject to the risk of loss. You could lose some or all of your account value.

For additional information about the risk of loss see “Principal risks of investing in the Contract” in the Prospectus.

Not a Short-Term Investment
The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. A withdrawal charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.

Risks Associated with Investment Options
An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options available under the contract, (e.g., the Portfolios). Each investment option, including guaranteed interest option, has its own unique risks. You should review the investment options available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options”, “Guaranteed interest option” and “Portfolios of the Trust” in “Purchasing the Contract” in the Prospectus. See also Appendix “Portfolio Companies available under the contract” in the Prospectus.

Insurance Company Risks
An investment in the contract is subject to the risks to the Company. The Company is solely responsible to the contract owner for the contract’s account value and the Guaranteed benefits. The general obligations, including the guaranteed interest option, and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at https://equitable.com/about-us/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS
Investments
We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options and to limit the number of variable investment options which you may select. Such rights include, among others, combining any two or more variable investment options and transferring account value from any variable investment option to another variable investment option.

Credits under Series CP
®
contracts may be recaptured upon free look, annuitization, and death.

There are restrictions regarding investment options if Guaranteed benefits are elected, limits on contributions and transfers into and out of the guaranteed interest option, and restrictions or limitations with Special DCA programs. See “Allocating your contributions” in “Purchasing the Contract” and “Transferring your account value” in “Transferring your money among investment options” in the Prospectus for more information.

For more information see “About the Separate Account” in “More information” in the Prospectus.

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about the investment options, including information regarding volatility management strategies and techniques, see “Transfer charge” in “Charges and expenses” and “Portfolios of the Trust” in “Purchasing the Contract” in the Prospectus.

Optional Benefits
At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. If you have one or more Guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract, you may no longer be able to fund your Guaranteed benefit(s).

Investment options are limited if Guaranteed benefits are elected. Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Purchasing the Contract” in the Prospectus. See also “Death Benefits” and “Living Benefits” in “Benefits available under the contract” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified
plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.

Exchanges
Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Charge for third-party transfer or exchange” in “Charges and expenses” in the Prospectus.

Overview of the contract

Purpose of the Contract

The contract is designed to help you accumulate assets through investments in underlying Portfolios and the guaranteed interest option during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries and living benefits to protect your access to income. The contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers of the underlying Portfolios.

Phases of the Contract

The contract has two phases: an accumulation (savings) phase and an income (annuity) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your contributions to one or more of the available investment options, which include:

•	variable investment options (with restrictions depending on GMIB selection);

•	Guaranteed interest option; and

•	the account for dollar cost averaging.

For additional information about each underlying Portfolio see Appendix “Portfolio Companies available under the contract.”

Income (Annuity) Phase

You enter the income phase when you annuitize your contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for life; (2) for life with a certain minimum number of payments; or (3) for life with a certain amount of payment. Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your contract. All accumulation phase benefits terminate upon annuitization and the contract has a maximum annuity commencement date.

Contract Features

The contract provides for the accumulation of retirement savings and income. The contract offers income and death benefit protection, offers various payout options and a credit (Series CP
®
contracts only).
Contract Classes

You can purchase one of three contract classes that have different ongoing fees and withdrawal charges. For example, the contract offers Series B with a 7 year withdrawal charge period and a 1.30% contract fee, Series CP
®
with a 9 year withdrawal charge period and a 1.65% contract fee, and Series L with a 4 year withdrawal charge period and a 1.70% contract fee. If you purchase a Series CP
®
contract, we will add a credit to your contributions. Fees and charges for the Series CP
®
contract are higher than for the Series B contract, the amount of the credits may be more than offset by these higher fees and charges, and credits may be recaptured upon free look, annuitization, and death.

Access to Your Money

During the accumulation phase you can take withdrawals from your contract. Withdrawals will reduce your account value and may be subject to withdrawal charges, income taxes and a tax penalty if you are younger than 59
1
⁄
2
. Withdrawals may also reduce (possibly on a greater than
dollar-for-dollar
basis) or terminate any guaranteed benefits.

Death Benefits

Your contract includes a standard death benefit that pays your beneficiaries an amount at least equal to your contributions less adjusted withdrawals. For an additional fee, you can purchase other death benefits called Guaranteed minimum death benefits (“GMDBs”) that provide different minimum payment guarantees.

Living Benefits

A living benefit called the Guaranteed Minimum Income Benefit (“GMIB”) is available with the contract for an additional charge. The GMIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or “Lifetime GMIB payments”. After age 85 you can convert the GMIB to a GWBL. The minimum guarantee provided by this benefit may never come into effect.

Rebalancing and Dollar Cost Averaging

You can elect to have your account value automatically rebalanced at no additional charge. You can also elect to allocate your investments using a dollar cost averaging program at no additional charge. Generally, you may not elect both a dollar cost averaging program and a rebalancing option.

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding our other annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of our annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, surrendering or making withdrawals from the contract. Each of the charges and expenses is more fully described in “Charges and expenses”. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses
	Series B	Series CP ®	Series L
Sales Load Imposed on Purchases	None	None	None
Withdrawal Charge (as a percentage of contributions withdrawn) (1)	7%	8%	8%
Transfer Fee (2)	$35	$35	$35
Third Party Transfer or Exchange Fee (3)	$125	$125	$125
Special Service Charges (4)	$90	$90	$90

(1)
The charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates if you make a withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life
contingent annuity payment option. For each contribution, we consider the year in which we receive that contribution to be “year 1”.

	charge as a % of contribution for each year following contribution
	1	2	3	4	5	6	7	8	9	10+
Series B	7%	7%	6%	6%	5%	3%	1%	0%	0%	0%
Series CP ®	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%
Series L	8%	7%	6%	5%	0%	0%	0%	0%	0%	0%

(2)
Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses”.

(3)
Currently, we do not charge for third party transfers or exchanges. However, we reserve the right to discontinue this waiver at any time, with or without notice. The maximum third party transfer or exchange fee is $125. The current charge (which, as described above is waived) is $65. The sum of these charges will never exceed 2% of the amount disbursed or transferred. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(4)
Special service charges include (1) express mail charge; (2) wire transfer charge; (3) duplicate contract charge; and (4) check preparation charge. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

The next table describes the fees and expenses that you will pay each year
during the time that you own the contract (not including Portfolio fees and expenses). If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses
	Series B	Series CP ®	Series L
Administrative Charge (1)	$30 (1)	$30 (1)	$30 (1)
Base Contract Expenses (as a percentage of daily net assets in the variable investment options)	1.30%	1.65%	1.70%
Optional Benefits Expenses (2)

Guaranteed minimum death benefit charges (as a percentage of the benefit base) (3)(4)

Return of Principal death benefit	No additional charge	No additional charge	No additional charge

Highest Anniversary Value death benefit	0.35%	0.35%	0.35%

“Greater of” GMDB I (5)	2.30% (6)	2.30% (6)	2.30% (6)

“Greater of” GMDB II (5)	2.60% (6)	2.60% (6)	2.60% (6)

Guaranteed minimum income benefit charge (as a percentage of the benefit base) (3)(4)(7)

GMIB I — Asset Allocation	2.30% (6)	2.30% (6)	2.30% (6)

GMIB II — Custom Selection	2.60% (6)	2.60% (6)	2.60% (6)

Earnings enhancement benefit for life benefit charge (as a percentage of the account value) (7)	0.35%	0.35%	0.35%

Guaranteed withdrawal benefit for life benefit charge (as a percentage of the benefit base) (3)(4)(7)

Conversion from GMIB I — Asset Allocation	2.30% (6)	2.30% (6)	2.30% (6)

Conversion from GMIB II — Custom Selection	2.60% (6)	2.60% (6)	2.60% (6)

(1)
The annual administrative charge is deducted from your account value on each contract date anniversary. If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year. If your account value on a contract date anniversary is $50,000 or more there is no charge. During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(2)
Deducted annually on each contract date anniversary for which the benefit is in effect. If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(3)
The benefit base is not an account value or cash value. If you elect the GMIB and/or the Guaranteed minimum death benefit at issue, your initial benefit base is equal to your initial contribution to your contract. For Series CP
®
contracts, your initial benefit base does not include the credit. Subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or account value. See “Guaranteed minimum income benefit and Guaranteed minimum death benefit base” and “GWBL benefit base” in “Benefits available under the contract”.

(4)	We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See “Fee changes for the guaranteed benefits” in “Charges and expenses”.

(5)	The “Greater of” GMDB I is only available if you also elect the GMIB I — Asset Allocation. The “Greater of” GMDB II is only available if you also elect the GMIB II — Custom Selection.

(6)	The current charge for the GMDB I, GMIB I and Conversion from GMIB I is 1.15%. The current charge for the GMDB II, GMIB II and Conversion from GMIB II is 1.30%.

(7)
If you elect the Earnings enhancement benefit at issue, and your GMIB then converts to the GWBL, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL.

The next item shows the minimum and maximum total operating expenses charged by the underlying Portfolios that you may pay periodically during the time that you own the contract. A complete list of Portfolios available under the contact, including their annual expenses, may be found at the back of this document. See Appendix “Portfolio Companies available under the contract.” These expenses are for the period ended December 31, 2022, and may fluctuate from year to year.

Annual Portfolio Expenses
	Minimum	Maximum
Annual Portfolio Expenses prior to Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and other expenses) (*)	0.67%	1.40%

(*)
“Annual Portfolio Expenses” are based, in part, on estimated amounts of such expenses. Pursuant to a contract, Equitable Investment Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2024 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by Equitable Investment Management Group, LLC at any time after April 30, 2024. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios.

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual contract expenses, and annual Portfolio expenses.

These Examples assume that you invest $100,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assumes the most expensive combination of annual Portfolio expenses, as well as, the “Greater of” GMDB II death benefit and GMIB II (both at their maximum charge).

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	If you surrender your contract or annuitize (under a non-life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
SeriesB	$15,663	$32,457	$49,898	$93,979	$8,663	$26,457	$44,898	$93,979
SeriesL	$17,083	$33,625	$46,681	$96,667	$9,083	$27,625	$46,681	$96,667
SeriesCP ®	$17,137	$34,805	$52,011	$97,481	$9,137	$27,805	$47,011	$97,481

The Company

Equitable Colorado is a Colorado stock life insurance corporation organized in 1984 with an administrative office located at 8501 IBM Drive, Suite 150-IR, Charlotte, NC 28262-4333. Equitable Financial is a New York stock life insurance corporation doing business since 1859 with its home office located at 1290 Avenue of the Americas, New York, NY 10104. We are indirect wholly owned subsidiaries of Equitable Holdings, Inc.

We are licensed to sell life insurance and annuities in all 50 states (except Equitable Colorado is not licensed in the state of New York), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under the contract.

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. You can also use our Equitable Client portal to access information about your account and to complete certain requests through the internet. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

For correspondence with checks:

For contributions sent by regular mail:

Retirement Service Solutions P.O. Box 1424 Charlotte, NC 28201

For contributions sent by express delivery:

Retirement Service Solutions 8501 IBM Dr, Ste 150-IR Charlotte, NC 28262

For correspondence without checks:

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

Retirement Service Solutions P.O. Box 1016 Charlotte, NC 28201

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by express delivery:

Retirement Service Solutions 8501 IBM Dr, Ste 150-IR Charlotte, NC 28262

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 8501 IBM Dr, Ste 150-IR, Charlotte, NC 28262.

Reports we provide:

•	written confirmation of financial transactions and certain nonfinancial transactions, including termination of a systematic withdrawal option;

•	statement of your account value at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and
•	annual statement of your account value as of the close of the contract year, including notification of eligibility to exercise the GMIB and/or the
Roll-up
benefit base reset option and eligibility to convert the GMIB to the GWBL as of the contract date anniversary following age 85.

For jointly owned contracts (if applicable), we provide reports to the primary joint owner’s address on file.

Equitable Client portal:

With your Equitable Client portal account you can expect:

•	Account summary . View your account values, and select accounts for additional details.

•	Messages and alerts . Stay up to date with messages on statement availability, investment options and important account information.

•	Profile changes . Now it’s even easier to keep your information current, such as your email address, street address and eDelivery preferences.

•	Manage your account . Convenient access to service options for a policy or contract, from viewing account details and documents to completing financial transactions.

•	Investments details . Intuitive charts show the breakdown of your key investments.

Don’t forget to sign up for eDelivery!
Visit equitable.com and click sign in to register today.

Equitable Client portal is normally available seven days a week, 24 hours a day. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the internet are genuine. For example, we will require certain personal identification information before we will act on internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity, such as “market timing” (see “Disruptive transfer activity” in “Transferring your money among investment options”).

Customer service representative:

You may also use our toll-free number
(1-800-789-7771)
to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

•	Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

•	Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

We generally require that the following types of communications be on specific forms we provide for that purpose (and submitted in the manner that the forms specify):

(1)	authorization for telephone transfers by your financial professional;

(2)	conversion of a traditional IRA to a Roth IRA contract;

(3)	tax withholding elections (see withdrawal request form);

(4)	election of the Beneficiary continuation option;

(5)	IRA contribution recharacterizations;

(6)	Section 1035 exchanges;

(7)	direct transfers and rollovers;

(8)	election of the ATP exit option;

(9)	exercise of the GMIB or election of an annuity payout option;

(10)	requests to reset your Roll-up benefit base by electing one of the following: one-time reset option, automatic annual reset program or automatic customized reset program;

(11)	death claims;

(12)	change in ownership (NQ only, if available under your contract);

(13)	requests for enrollment in either our Maximum payment plan or Customized payment plan;

(14)	purchase by, or change of ownership to, a nonnatural owner;

(15)	requests to collaterally assign your NQ contract;

(16)	requests to drop the GWBL or the GMIB;

(17)	election to convert the GMIB to the GWBL as of the contract date anniversary following age 85;

(18)	requests to add a Joint life after conversion of the GMIB to the GWBL as of the contract date anniversary following age 85;

(19)	requests to transfer, reallocate, rebalance and change your future allocations (except that certain transactions may be permitted through the Equitable Client portal);

(20)	transfers into and among the investment options; and

(21)	withdrawal requests.

We also have specific forms that we recommend you use for the following types of requests:

(1)	beneficiary changes;

(2)	contract surrender;

(3)	Investment simplifier;

(4)	special money market dollar cost averaging (if available); and

(5)	special dollar cost averaging (if available).
To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

(1)	Investment simplifier;

(2)	special money market dollar cost averaging (if available);

(3)	special dollar cost averaging (if available);

(4)	Maximum payment plan;

(5)	Customized payment plan;

(6)	substantially equal withdrawals;

(7)	systematic withdrawals;

(8)	the date annuity payments are to begin; and

(9)	RMD payments from inherited IRAs.

To cancel or change any of the following, we require written notification at least one calendar day prior to your contract date anniversary:

(1)	automatic annual reset program; and

(2)	automatic customized reset program.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. Some requests may be completed online; you can use our Equitable Client portal to contact us and to complete such requests through the internet. In the future, we may require that certain requests be completed online. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

Signatures:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

eDelivery:

You can register to receive statements and other documents electronically. You can do so by visiting our website at www.equitable.com.

1.
Purchasing the Contract

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call “contributions.” We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We require a minimum contribution for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix “Rules regarding contributions to your contract” summarize our current rules regarding contributions to your contract, which rules are subject to change. In some states our rules may vary. Both the owner and the annuitant named in the contract must meet the issue age requirements shown in the table, and rules for contributions are based on the age of the older of the original owner and annuitant. No contributions will be accepted after the first contract year (other than QP contracts). For QP contracts, (i) the maximum aggregate contributions for any contract year is 100% of first-year contributions and (ii) subsequent contributions are not permitted after conversion to the GWBL.

No contributions are accepted after the first contract year (other than QP contracts). Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. We may discontinue acceptance of contributions within the first year. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.

We currently do not accept any contribution to your contract if: (i) the sum total of all contributions under your Accumulator
®
Series 13.0 contract would then total more than $1,000,000 ($500,000 for owners or annuitants who are age 81 and older at contract issue); (ii) the sum total of all contributions under all Accumulator
®
Series and Retirement Cornerstone
®
Series contracts with the same owner or annuitant would then total more than $1,500,000; or (iii) the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limitations based on certain criteria, including benefits that have been elected, issue age, the total amount of contributions, variable investment option allocations and selling broker-dealer compensation. These contribution limitations may not be applicable in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits”.

The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The “annuitant” is the person who is the measuring life for determining the contract’s maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is a non-natural
person such as a company or trust, the annuitant is the measuring life for determining contract benefits.

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

Owners which are not individuals may be required to document their status to avoid 30% FATCA withholding from U.S.-source income.

For NQ contracts (with a single owner, joint owners, or a
non-natural
owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code. In all cases, the joint annuitants must be spouses. In addition, a spouse may be added as a joint annuitant under a non-natural
owner contract upon conversion to the GWBL with a Joint life option. See “Additional owner and annuitant requirements” under “Guaranteed withdrawal benefit for life (“GWBL”).”

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See “Inherited IRA beneficiary continuation contract” for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. Certain same-sex
civil union and domestic partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

Series CP
®
contracts are not available for purchase by Charitable Remainder Trusts.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be the plan participant/employee. See Appendix “Purchase considerations for QP contracts” for more information on QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms owner
and
joint owner
, we intend these to be references to
annuitant
and
joint annuitant
, respectively, if the contract has a
non-natural
owner. If the Guaranteed minimum income benefit (“GMIB”) converts to the GWBL, the terms owner and successor owner are intended to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural
owner. If the contract is jointly owned or is issued to a
non-natural
owner and the GWBL is not in effect, benefits are based on the age of the older joint owner or older joint annuitant, as applicable. There are additional owner and annuitant requirements if the GMIB converts to the GWBL. See “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract”.

Purchase considerations for a charitable remainder trust

(This section only applies to Series B and Series L contracts.)

If you are purchasing the contract to fund a charitable remainder trust and elect either the Highest Anniversary Value death benefit, a “Greater of” GMDB and/or the GMIB, which you may be able to convert to the GWBL as of the contract date anniversary following age 85, you should strongly consider “split-funding”: that is, the trust holds investments in addition to this contract. Charitable remainder trusts are required to take specific distributions. The charitable remainder trust annual withdrawal requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your contract is the only source for such distributions, the payments you need to take may significantly reduce the value of those guaranteed benefits. Such amount may be greater than the annual increase in the GMIB, and/or the Guaranteed minimum death benefit base and/or greater than the Guaranteed annual withdrawal amount under GWBL. See the discussion of these benefits.

How you can make your contributions

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to the Company (for subsequent contributions please write your contract number on the check). We may also apply contributions made pursuant to an exchange intended to be a Section 1035 tax-free
exchange or a direct transfer. We do not accept starter checks or travelers’ checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.
If your contract is sold by a financial professional of Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN), (“Equitable Advisors”), Equitable Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest
bearing “Special Bank Account for the Exclusive Benefit of Customers” while Equitable Advisors ensures your application is complete and that suitability standards are met. Equitable Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority (“FINRA”) time requirements. Upon timely and successful completion of this review, Equitable Advisors will instruct us to transfer your contribution into our non-interest
bearing suspense account and transmit your application to us, so that we can consider your application for processing.

As described later in this Prospectus, we deduct guaranteed benefit and annual administrative charges from your account value on your contract date anniversary. If you elected the Guaranteed minimum income benefit, you can only exercise the benefit during the 30 day period following your contract date anniversary. Therefore, if your account value is not sufficient to pay fees on your next contract date anniversary, your contract will terminate without value and you will not have an opportunity to exercise your Guaranteed minimum income benefit unless the no lapse guarantee provision under your contract is still in effect. See “Effect of your account value falling to zero” in “Determining your contract’s value”.

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than Equitable Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest
bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the business day we receive the missing information.

What are your investment options under the contract?

The contract provides the following investment options: the variable investment options, the guaranteed interest option and the account for special dollar cost averaging (for Series B and Series L contracts) or the account for special money market dollar cost averaging (for Series CP
®
contracts). The Portfolios shown in the Appendix “Portfolio Companies available under the contract” list each variable investment option. This section describes the guaranteed interest option. “Benefits available under the contract” discusses dollar cost averaging in general, including the Special DCA programs.

Your investment options depend on whether you select Option A or Option B. If you elect Guaranteed minimum income benefit I — Asset Allocation (“GMIB I — Asset Allocation”), your contract will be restricted to Option A. If you elect Guaranteed minimum income benefit II — Custom Selection (“GMIB II — Custom Selection”) or if you do not elect a GMIB, you can choose either Option A — Asset Allocation or Option B — Custom Selection. For additional information, see “Allocating your contributions”.

Variable investment options

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options and to limit the number of variable investment options which you may select.

Portfolios of the Trust

We offer affiliated Trusts, which in turn offer one or more Portfolios. Equitable Investment Management Group, LLC (“Equitable IMG”), a wholly owned subsidiary of the Company, serves as the investment adviser of the Portfolios of EQ Premier VIP Trust (subject to approval, effective in early November 2023, a reorganization of each of the portfolios of the EQ Premier VIP Trust into a substantially identical, newly-created portfolio of EQ Advisors Trust will occur) and EQ Advisors Trust (collectively the “affiliated Trust”). For some Portfolios, Equitable IMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, Equitable IMG oversees the activities of the sub-advisers with respect to the affiliated Trust and is responsible for retaining or discontinuing the services of those sub-advisers.

Information regarding each of the currently available Portfolios, their type, their investment adviser(s) and/or subadviser(s), their current expenses, and their current performance is available in an appendix to the prospectus. See Appendix “Portfolio Companies available under the contract.”

Each Portfolio has issued a prospectus that contains more detailed information about the Portfolio. You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. In order to obtain copies of the Portfolios’ prospectuses, you may call one of our customer service representatives at 1-800-789-7771, or visit www.equitable.com/ICSR#EQH150066.

You should be aware that Equitable Advisors and Equitable Distributors, LLC (“Equitable Distributors”), (together, the “Distributors”) directly or indirectly receive 12b-1 fees from the Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios’ average daily net assets. The Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective Portfolios. In addition, Equitable IMG receives advisory fees and Equitable Investment Management, LLC, an affiliate of Equitable IMG, receives administration fees in connection with the services to the Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. The Company may profit from these fees and payments. The Company considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some Portfolios invest in other affiliated Portfolios (the “EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by Equitable IMG. Equitable Advisors, an affiliated broker-dealer of the Company, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, the Company, and/or its affiliates, may be subject to conflicts of interest insofar as the Company may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your contract. Please see “Allocating your contributions” for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by Equitable IMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy employs various volatility management techniques, such as the use of ETFs or futures and options, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

Asset Transfer Program.
 You should be aware that having the GMIB and/or certain other guaranteed benefits or converting GMIB to GWBL limits your ability to invest in some of the variable investment options that would otherwise be available to you under the contract. In addition, if you have the GMIB, the “Greater of” GMDB, or convert to the GWBL, you are required to participate in the asset transfer program which moves account value between the ATP Portfolio and the variable investment options. See “Asset transfer program (“ATP”)” in “Benefits available under the contract”. See “Allocating your contributions” under “Purchasing the Contract” for more information about the investment restrictions under your contract.

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy); investment option restrictions in connection with any guaranteed benefit that include these Portfolios; and the ATP are designed to reduce the overall volatility of your account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the EQ volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy (or, in the case of the EQ Fund of Fund Portfolios, invest exclusively in other Portfolios that do not use the EQ volatility management strategy).
This may effectively suppress the value of guaranteed benefit(s) that are eligible for periodic benefit base resets because your benefit base is available for resets only when your account value is
higher.
Conversely, investing in investment options that use the EQ volatility management strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that use the EQ volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other Portfolios may utilize volatility management techniques that differ from the EQ volatility management strategy. Such techniques could also impact your account value and guaranteed benefit(s), if any, in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Whether or not you elected a guaranteed benefit that requires you to participate in the ATP, you should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)
By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)
By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the ATP Portfolio and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

Guaranteed interest option

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under “More information”.

We credit interest daily to amounts in the guaranteed interest option. The minimum rate may vary depending on your contract issue date but it will be shown on the data page for your contract and will never be less than 1.0%. We set current interest rates periodically, based on our sole discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges and any withdrawal charges (if applicable).

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See “Transferring your money among the investment options” for restrictions on transfers to and from the guaranteed interest option.

If the asset transfer program (“ATP”) is in effect, ATP transfers are not taken out of or allocated to the guaranteed interest option. Please see “Asset transfer program (“ATP”)”.

The account for special dollar cost averaging is part of our general account. See “Special dollar cost averaging program” for more information.

Allocating your contributions

Your allocation alternatives and procedures depend on whether you select Option A — Asset Allocation or Option B — Custom Selection, which we describe in Appendix “Portfolio Companies available under the contract”. You must select either Option A — Asset Allocation or Option B — Custom Selection with your initial contribution. If you elect GMIB I — Asset Allocation, your contract is restricted to Option A. If you elect GMIB II — Custom Selection or if you don’t elect a GMIB, you can choose either Option A or Option B.

Subsequent contributions will be allocated according to the investment allocations on file. If you would like your subsequent contributions to be allocated differently, you must submit new allocation instructions on a form that we provide. We will not honor letters of instruction directing the allocation. If you submit new allocation instructions for subsequent contributions, those allocation instructions must comply with the Option rules that are in effect at the time that you submit the new allocation instructions.

Option A — Asset Allocation

Under Option A, the Asset Allocation option, all of your account value must be allocated to one or more of the following options: (1) the EQ Strategic Allocation Portfolios as noted in Appendix “Portfolio Companies available under the contract”; (2) the EQ/AB Dynamic Moderate Growth Portfolio; (3) the guaranteed interest option; (4) the EQ/Money Market Portfolio; and (5) a Special DCA program.

Allocations must be in whole percentages, and you may change your allocations at any time. No more than 25% of any contribution may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%.

Special DCA programs are available in connection with Option A, and they are discussed in “Dollar cost averaging”.

You can rebalance your account value under Option A by submitting a request to rebalance your account value as of the date we receive your request, however, scheduled recurring rebalancing is not available. Therefore, any subsequent rebalancing transactions would require a subsequent rebalancing request. Your rebalance request must indicate the percentage you want rebalanced in each investment option (whole percentages only) and must comply with the limits regarding transfers into and out of the guaranteed interest option. You can rebalance only to the investment options available under Option A.

When we rebalance your account, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. Amounts in the ATP Portfolio are excluded from rebalancing, however, a one-time
rebalancing request may trigger an off cycle ATP transfer if any amounts are moved out of the guaranteed interest option as a result of the rebalance. Please see “Asset transfer program (“ATP”)”.

Option B — Custom Selection

Under Option B, the Custom Selection option, all of your account value must be allocated to: (1) the variable investment options according to the category and investment option limits described in Appendix “Portfolio Companies available under the contract”; or (2) a Special DCA program. The guaranteed interest option is not available under Option B.

If you do not elect a Special DCA program, all of your account value must be allocated among the investment options in the four categories as noted in Appendix “Portfolio Companies available under the contract”.

Your contributions in the four categories must also generally be allocated according to the following category and investment option limits.

Category and Investment option limits.
 The chart below sets forth the general category and investment option limits of Option B — Custom Selection.

Category	1 Fixed Income	2 Asset Allocation/ Indexed	3 Core Diversified	4 Manager Select
Maximum for category	100%	70%	50%	25%
Minimum for category	30% (1)	20% (1)	0%	0%
Maximum for each option	100% (2)	70% (3)	25%	15%
(1)
You are required to invest a minimum of 30% of your account value in Category 1 at all times. In addition, a minimum of 20% of your account value is also required to be invested in Category 2 if any percentage of your account value is allocated to Category 3 and/or Category 4.

(2)	The maximum option limit for the EQ/Money Market is 30%.
(3)	EQ/2000 Managed Volatility, EQ/400 Managed Volatility, EQ/500 Managed Volatility and EQ/International Managed Volatility have a 40% per option maximum limit.

There are no minimum allocations for any one investment option. Allocations must be in whole percentages. The total of your allocations into all available investment options must equal 100%. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. See Appendix “State contract availability and/or variations of certain features and benefits” for state variations.

Quarterly Rebalancing (Option B — Custom Selection only).
Under Option B, your account value will be rebalanced automatically each quarter of your contract year. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. The rebalance for the last quarter of the contract year will occur on the contract anniversary date. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract anniversary date. When we rebalance your account value, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. For contracts with GMIB, the “Greater of” GMDB or the GWBL, any amounts in the ATP Portfolio will be excluded from rebalancing. Please see “Asset transfer program (“ATP”)”. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change.

Transfers.
Generally, you may transfer your account value among the variable investment options. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Under Option A, a transfer into the guaranteed interest option (other than a transfer pursuant to a Special DCA program)
will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day.

You may make transfers among the investment options available under Option B, provided that the transfer meets the category and investment option limits in place at the time of the transfer. In the remainder of this section, we explain our current Option B transfer rules, which we may change in the future. You may make a transfer from one investment option to another investment option within the same category provided the resulting allocation to the receiving investment option does not exceed the investment option maximum in place at the time of the transfer. You can make a transfer from an investment option in one category to an investment option in another category as long as the minimum rules for the transferring category, the minimum and maximum rules for the receiving category and the maximum rule for the receiving investment option are met. You may also request a transfer that would reallocate your account value based on percentages, provided those percentages are consistent with the category and investment option limits in place at the time of the transfer. In calculating the limits for any transfer, we use the account value percentages as of the date prior to the transfer. Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection rules at the time of the request. An investment option transfer under Option B does not automatically change your allocation instructions for the rebalancing of your account on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your account. If you wish to change your allocation instructions for the quarterly rebalancing of your account, these instructions must meet the category and investment option limits in place at the time of the transfer and must be made in writing on a form we provide and sent to the processing office. Please note, however, that an allocation change for future contributions will automatically change the rebalancing instructions on file for your account. For more information about transferring your account value, please see “Transferring your money among investment options”.

For contracts with GMIB (or for contracts that have converted to the GWBL), you cannot contribute or initiate a transfer into the ATP Portfolio. On a limited basis, you can initiate a complete transfer out of the ATP Portfolio up to your contract date anniversary following age 85, subject to certain restrictions. We refer to this as the ATP exit option. Please see “Asset transfer program (“ATP”)”. Transfers into or out of the ATP Portfolio do not require new allocation instructions.

Allocation instruction changes.
You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment limits in place at the time that the instructions are received.

Possible changes to the category and investment option limits.
We may in the future revise the category limits, the investment limits, the categories themselves, and the investment options within each category, as well as combine the investment options within the same or in different categories (collectively, “category and investment option limits”).

If we change our category and investment option limits, please note the following:

•	Any amounts you have allocated among the variable investment options will not be automatically reallocated to conform with the new category and investment option limits.

•	If your allocation instructions on file prior to a change to our category and investment option limits do not comply with our new category and investment option limits:

—	you will not be automatically required to change your allocation instructions;

—	if you make a subsequent contribution, you will not be required to change your allocation instructions;

—	if you initiate a transfer, you will be required to change your instructions.

•	Any change to your allocation instructions must comply with our new category and investment option limits. Your new allocation instructions will apply to all future transactions, including subsequent contributions, transfers and rebalancing.

Switching between options

If you elect the GMIB I — Asset Allocation, your contract will be restricted to Option A (even if you drop the Guaranteed minimum income benefit I — Asset Allocation). If you elect the GMIB I — Asset Allocation and convert to the GWBL, your contract will continue to be restricted to Option A at the time of the conversion.

If you do not have the GMIB I — Asset Allocation, you may select either Option A or Option B. In addition, you may switch between Option A and Option B. There are currently no limits on the number of switches between options, but the Company reserves the right to impose a limit. If you move from one option to another, you are subject to the rules applicable to the new option that are in place at the time of the switch.

For more information about allocation changes upon an automatic conversion to the GWBL, see “Automatic conversion” in “Guaranteed withdrawal benefit for life (“GWBL”)”.

Your responsibility for allocation decisions

The contract is between you and the Company. The contract is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to select investment allocations and make other decisions under the contract.
(Your investment allocations may be subject to the ATP if the GMIB, the “Greater of” GMDB or the GWBL is in effect, as described in “Asset transfer program (“ATP”)”.) If your financial professional is with Equitable Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than Equitable Advisors, you should speak with him/her regarding any different arrangements that may apply.

Credits
(for Series CP
®
contracts only)

A credit will also be allocated to your account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not consider credits to be contributions for purposes of any discussion in this Prospectus.
We do not
include
credits in calculating any of your benefit bases under the contract, except to the extent that any credits are part of your account value, which is used to calculate a reset of the Highest Anniversary Value benefit base or the
Roll-up
benefit base.
 Credits are included in the assessment of any charge that is based on your account value. Credits are also not considered to be part of your investment in the contract for tax purposes.

The amount of the credit will be 3% of your initial contribution and each subsequent contribution made in the first contract year. For QP contracts only, the credit percentage will also be credited for contributions in the second and later contract years. Please note that we may discontinue acceptance of contributions, including within the first contract year. Please also note that the credit percentage may be different for certain contract owners.
The credit will apply to subsequent
con
tributions only to the extent that the sum of that contribution and prior contributions to which no credit was applied exceeds the total withdrawals made from the contract since the issue date. The credit will not be applied in connection with a partial conversion of a traditional IRA contract to a Roth IRA contract.

For example, assume you make an initial contribution of $100,000 to your contract and your account value is credited with $3,000 (3% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000. You receive no credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000. At that time, your account value will be credited with $180 [3% x (10,000 + 3,000
-7,000)].

We will recover all of the credit or a portion of the credit in the following situations:

•	If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see “Your right to cancel within a certain number of days”).

Also, you will not be reimbursed for any charges deducted before cancellation, except in states where we are required to return the amount of your contributions. In states where we are required to return your account value, the amount we return to you upon cancellation will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct) associated with your contributions and the full amount of the credit. See “Charges and expenses” for more information.

•	If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

•	If the owner (or older joint owner, if applicable) dies during the one-year
period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit. (If the younger joint owner dies, we will not recover the amount of such credit. The contract would continue based on the older joint owner.)

For example:

You make an initial contribution of $100,000 to your contract and your account value is credited with $3,000 (3% x $100,000). If you (i) exercise your right to cancel the contract, (ii) start receiving annuity payments within three years of making the contribution, or (iii) die during the one-year
period following the receipt of the contribution, we will recapture the entire credit and reduce your account value by $3,000.

We will recover any credit on a pro rata basis from the value in your variable investment options (including any amounts in the ATP Portfolio) and guaranteed interest option. If there is insufficient value or no value in the variable investment options (including any amounts in the ATP Portfolio) and guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the account for special money market dollar cost averaging. We do not include credits in the calculation of any withdrawal charge.

We use a portion of the operations charge and withdrawal charge to help recover our cost of providing the credit. We expect to make a profit from these charges. See “Charges and expenses”. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CP
®
contract for longer than 10 years, you may be better off in a contract without a credit, and with a lower operations charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

Any amount transferred from another contract issued by the Company in which a credit was previously applied, is not eligible for an additional credit on the amount transferred to your Series CP
®
contract.
Inherited IRA beneficiary continuation contract
(For Series B and Series L contracts only)

The Inherited IRA beneficiary continuation contract is intended to provide options to beneficiaries in complying with federal income tax rules. There are a number of limitations on who can purchase the contract, how the contract is purchased, and the features that are available under the contract. A prospective purchaser should seek tax advice before making a decision to purchase the contract.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by the Company. The beneficiary may want to change the investments of the “original IRA” inherited from the now-deceased
IRA owner, but must take post-death required minimum distribution (“RMD”) payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option (“BCO”) restricted to eligible beneficiaries of contracts issued by the Company. See “Beneficiary continuation option for traditional IRA and Roth IRA contracts only” under “Beneficiary continuation option” in “Benefits available under the contract”. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased
IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

Who can purchase an Inherited IRA beneficiary continuation contract

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of contracts not issued by the Company as follows:

•	beneficiaries of IRAs who are individuals (“IRA beneficiaries”); and

•	eligible
non-spousal
individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans (“Non-spousal Applicable Plan beneficiaries”). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a
Non-spousal
Applicable Plan beneficiary.

How an Inherited IRA beneficiary continuation contract is purchased

IRA Beneficiary.
A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original Roth IRA. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

Non-spousal
Applicable Plan beneficiary.
In the case of a
non-spousal
beneficiary under a deceased plan participant’s Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to “deceased owner” include “deceased plan participant”; references to “original IRA” include “the deceased plan participant’s interest or benefit under the Applicable Plan”, and references to “individual beneficiary of a traditional IRA” include “individual non-spousal
beneficiary under an Applicable Plan.”

Limitations on certain features under the Inherited IRA beneficiary continuation contract

When the Inherited IRA beneficiary continuation contract is owned by an IRA beneficiary:

•	The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner’s original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

•	The initial contribution must be a direct transfer from the deceased owner’s original IRA and is subject to minimum contribution amounts. See Appendix “Rules regarding contributions to your contract” for more information.

•	Subsequent contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than the Company where the deceased owner is the same as under the original IRA contract. Subsequent contributions (for Series B and Series L contracts only) are limited to the first contract year only.
•	If the deceased owner died on or before December 31, 2019 or you are an “eligible designated beneficiary” (as defined later in this Prospectus) electing to stretch out your payments over your life expectancy, the Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis. If you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from our Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

•	If you are not an eligible designated beneficiary and the deceased owner died after December 31, 2019, the Inherited IRA contract is designed to allow you to withdraw money whenever you want, so long as all amounts within the contract are withdrawn within ten years of the deceased owner’s death. In this case, the Inherited IRA contract can only be purchased if you have at least 8 years remaining on the 10 year post-death payment period.

When the Inherited IRA beneficiary continuation contract is owned by a
Non-spousal
Applicable Plan beneficiary:

•	The initial contribution must be a direct rollover from the deceased plan participant’s Applicable Plan and is subject to minimum contribution amounts. See Appendix “Rules regarding contributions to your contract” for more information.

•	There are no subsequent contributions.

•	If the deceased participant died on or before December 31, 2019 or you are an “eligible designated beneficiary” (as defined later in this Prospectus) electing to stretch out your payments over your life expectancy, you must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis.

•	If you are not an eligible designated beneficiary and the deceased participant died after December 31, 2019, the

Inherited IRA contract is designed to allow you to withdraw money whenever you want, so long as all amounts within the contract are withdrawn within ten years of the deceased participant’s death. In this case, the Inherited IRA contract can only be purchased if you have at least 8 years remaining on the 10 year post-death payment period.

•	You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

Features of the Inherited IRA beneficiary continuation contract which apply to either type of owner:

•	The beneficiary of the original IRA (or the
Non-spousal
Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a “see-through trust,” the oldest beneficiary of the trust will be the annuitant.

•	An inherited IRA beneficiary continuation contract is not available for owners over age 70.

•	You may make transfers among the investment options.

•	You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in “Charges and expenses”.

•	If you have the Return of Principal death benefit or the Highest Anniversary Value death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

•	The GMIB I — Asset Allocation, GMIB II — Custom Selection and the “Greater of” death benefits, Spousal continuation and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

•	If you die, we will pay to a beneficiary that you choose the greater of the account value or the applicable death benefit.

•	Upon your death, your beneficiary has the following options: (1) if you were an EDB or the deceased owner (or deceased participant) died on or before December 31, 2019, your beneficiary must withdraw any remaining amount within ten years of your death; or (2) if you were not an EDB, the beneficiary must withdraw any remaining amount within 10 years of the deceased owner’s (or deceased participant’s) death. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value as of the date we receive satisfactory proof of death and any required instructions, information and forms. Thereafter, withdrawal charges will no longer apply. Your Guaranteed minimum death benefit will also no longer be in effect and any applicable charges for such benefit will stop.

Your right to cancel within a certain number of days

This is provided for informational purposes only.
Since the contracts are no longer available to new purchasers, this cancellation provision is no longer applicable.

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this “free look” period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix “State contract availability and/or variations of certain features and benefits” to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive notification to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options, including the ATP Portfolio (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii), or (iii) above). In addition, in some states, the amount of your refund (either your account value or the full amount of your contributions), and the length of your “free look” period, depend on whether you purchased the contract as a replacement. Please refer to your contract or supplemental materials or contact us for more information. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution. When required by applicable law to return the full amount of your contribution, we will return the greater of your contribution or your contract’s cash value.

For Series CP
®
contract owners, please note that you will forfeit the credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

•	you cancel your contract during the free look period; or

•	you change your mind before you receive your contract whether we have received your contribution or not.

Please see “Tax information” for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see “Surrendering your contract to receive its cash value”. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see “Tax information”.

2.
Benefits available under the contract

Summary of Benefits

The following tables summarize important information about the benefits available under the contract.

Death Benefits

These death benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Return of Principal Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to contributions less your adjusted withdrawals.	Standard	No Additional Charge		• Available only at contract purchase • Available with or without the GMIB • Withdrawals could significantly reduce or terminate benefit
Highest Anniversary Value Death Benefit	Locks in highest adjusted anniversary account value as minimum death benefit.	Optional	0.35% (1)		• Available only at contract purchase • Available with our without the GMIB • Withdrawals could significantly reduce or terminate benefit

“Greater of” GMDB I	Guarantees the beneficiaries will receive at least the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base.	Optional	2.30% (1)	1.15% (1)	• Available only at contract purchase • Withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options

“Greater of” GMDB II	Guarantees the beneficiaries will receive at least the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base.	Optional	2.60% (1)	1.30% (1)	• Available only at contract purchase • Withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options
(1)	Expressed as an annual percentage of the benefit base.

Living Benefits

These living benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
GMIB I — Asset Allocation	Guaranteed a minimum amount of fixed income under a life annuity fixed payout option.	Optional	2.30% (1)	1.15% (1)	• Available only at contract purchase • Restricted to owners of certain ages • Excess withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options
GMIB II — Custom Selection	Guaranteed a minimum amount of fixed income under a life annuity fixed payout option.	Optional	2.60% (1)	1.30% (1)	• Available only at contract purchase • Restricted to owners of certain ages • Excess withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options
Earnings enhancement	Provides an additional death benefit when your GMIB converts to the GWLB.	Optional	0.35% (2)	0.35% (2)	• Available only at contract purchase
GWBL conversion from GMIB I — Asset Allocation	Guarantees a minimum annuitization value to provide lifetime retirement income.	Optional	2.30% (1)	1.15% (1)
•  Only available from conversion from GMIB I on contract anniversary following age 85
•  Excess withdrawals could significantly reduce or terminate benefit
•  Must elect within 30 days after the contract anniversary following age 85

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
GWBL conversion from GMIB II — Custom Selection	Guarantees a minimum annuitization value to provide lifetime retirement income.	Optional	2.60% (1)	1.30% (1)
•  Only available from conversion from GMIB II on contract anniversary following age 85
•  Excess withdrawals could significantly reduce or terminate benefit
•  Must elect within 30 days after the contract anniversary following age 85

(1)	Expressed as an annual percentage of the benefit base.

(2)	Expressed as an annual percentage of account value.

Other Benefits

These other benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Rebalancing (1)(2)	Periodically rebalance to your desired asset mix	Optional	No Charge		• Not generally available with DCA • Subject to restrictions on investment options

Dollar Cost Averaging (special DCA, general DCA, and Investment Simplifier)	Transfer account value to selected investment options on a regular basis to potentially reduce the impact of market volatility.	Optional	No Charge		• Not generally available with Rebalancing
(1)	Allows you to rebalance your account value only among the Option A variable investment options and the guaranteed interest option.
(2)	Allows you to rebalance your account value only among the Option B variable investment options.

Guaranteed minimum death benefit and Guaranteed minimum income benefit base

The Guaranteed minimum death benefit base and Guaranteed minimum income benefit base (hereinafter, in this section called your “guaranteed benefit bases”) are used to calculate the Guaranteed minimum income benefit (“GMIB”) and the Guaranteed minimum death benefits, as described in this section. The benefit base for a GMIB and Guaranteed minimum death benefit will be calculated as described in this section whether these options are elected individually or in combination. Your benefit base is not an account value or a cash value. See also “Guaranteed minimum income benefit (“GMIB”)” and “Guaranteed minimum death benefit”.

We refer to the following collectively, as the “Guaranteed minimum income benefit (“GMIB”)”: (i) GMIB I — Asset Allocation and (ii) GMIB II — Custom Selection.

We refer to the following, collectively, as “Guaranteed minimum death benefits:” (i) Return of Principal death benefit; (ii) the Highest Anniversary Value death benefit; and (iii) the “Greater of” GMDB, which includes both the “Greater of” GMDB I and the “Greater of” GMDB II.

As discussed immediately below, when calculating your guaranteed benefits, one or more of the following may apply: (1) the Return of Principal death benefit is based on the Return of Principal death benefit base; (2) the Highest Anniversary Value death benefit is based on the Highest Anniversary Value benefit base; (3) the “Greater of” GMDB is based on the greater of the
Roll-up
benefit base and the Highest Anniversary Value benefit base; (4) the GMIB is based on the
Roll-up
benefit base.

For Series CP
®
contracts only, any credit amounts attributable to your contributions are not included in your guaranteed benefit bases.

For a description of how the ATP exit option will impact your guaranteed benefit bases, see “ATP exit option”.

See “How withdrawals affect your guaranteed benefits” for a discussion of how withdrawals impact your guaranteed benefit bases. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”. Please see Appendix “Guaranteed benefit base examples” for an example of how your guaranteed benefit bases are calculated.

Return of Principal death benefit base

Your Return of Principal death benefit base is equal to:

•	your initial contribution and any subsequent contributions to the contract; less

•	a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under “How withdrawals affect your guaranteed benefits”. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”.
Highest Anniversary Value benefit base
(Used for the Highest Anniversary Value death benefit, “Greater of” GMDB I and “Greater of” GMDB II)

The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your contract.

If you have not taken a withdrawal from your contract, your benefit base is equal to the greater of either:

•	your initial contribution and any subsequent contributions to your contract,

-OR-

•	your highest account value on any contract date anniversary up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any subsequent contributions made since the most recent “reset” of the Highest Anniversary Value benefit base that established your account value as your new Highest Anniversary Value benefit base).

If you have taken a withdrawal from your contract, your Highest Anniversary Value benefit base will be reduced from the amount described above.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to the greater of either:

•	your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any subsequent contributions made after any such withdrawal),

-OR-

•	your highest account value on any contract date anniversary after the withdrawal, up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any subsequent contributions made since the most recent “reset” of the Highest Anniversary Value benefit base that established your account value as your new Highest Anniversary Value benefit base).

Your Highest Anniversary benefit base is no longer eligible to increase after the contract date anniversary following your 85th birthday. However, the associated guaranteed death benefit will remain in effect, and we will continue to deduct the charge for the benefit. If the contract owner subsequently dies while the contract is still in effect, we will pay a death benefit equal to the higher of the account value and the applicable benefit base amount.

Roll-up
benefit base
(Used for the GMIB I — Asset Allocation, “Greater of” GMDB I, GMIB II — Custom Selection and “Greater of” GMDB II)

Your
Roll-up
benefit base is equal to:

•	your initial contribution and any subsequent contributions to your contract; less

•	a deduction that reflects any “Excess withdrawal” amounts (plus any applicable withdrawal charges); less

•	a deduction that reflects (a) the dollar amount of any RMD taken through our RMD program in the first contract year and (b) the dollar amount of any RMD in excess of the Annual withdrawal amount taken through our RMD program in subsequent contract years; plus

•	“Deferral
Roll-up
amount” OR any “Annual
Roll-up
amount” minus a deduction that reflects any withdrawals up to the “Annual withdrawal amount.” Any withdrawals during the first contract year will reduce your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

The “Annual
Roll-up
amount” and the “Deferral
Roll-up
amount” are described under “Guaranteed minimum income benefit (“GMIB”)”.

The
Roll-up
benefit base is used to calculate (i) the Annual withdrawal amount (as described later in this section), (ii) the benefit bases for the GMIB and “Greater of” GMDB, and (iii) the charges for these guaranteed benefits.

The
Roll-up
benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday. However, even after the Roll-Up benefit base stops rolling up, the associated “Guaranteed minimum” death benefit will remain in effect, and we will continue to deduct the charge for the benefit. If the contract owner subsequently dies while the contract is still in effect, we will pay a death benefit equal to the higher of the account value and the applicable benefit base amount. For the GMIB, the Roll-up benefit base is reduced by any applicable withdrawal charge remaining when the option is exercised prior to the contract date anniversary following age 85. For more information, see “Withdrawal charge” in “Charges and expenses”.

For contracts with
non-natural
owners, the
Roll-up
benefit bases will be based on the annuitant’s (or older joint annuitant’s) age.

Either the Deferral
Roll-up
amount or the Annual
Roll-up
amount is credited to the
Roll-up
benefit base on each contract date anniversary. These amounts are calculated by taking into account your
Roll-up
benefit base from the preceding contract date anniversary, the applicable
Roll-up
rate under your contract, subsequent contributions to your contract during the contract year and for the Annual
Roll-up
amount, any withdrawals up to the Annual withdrawal amount during the contract year. The calculation of both the Deferral
Roll-up
amount and the Annual
Roll-up
amount are discussed later in this section.

“Greater of” GMDB I and “Greater of” GMDB II benefit bases

Your “Greater of” death benefit base is equal to the greater of:

•	The Roll-up benefit base; and

•	The Highest Anniversary Value benefit base.

Both of these are described immediately above.

Please see Appendix “Guaranteed benefit base examples” for an example of how the benefit base for the “Greater of” GMDB is calculated.

Your guaranteed benefit base(s) is not an account value. As such, the benefit base(s) will not be split or divided in any proportion in connection with an event, such as a divorce or Roth IRA conversion.

Roll-up
benefit base reset

As described in this section, you will be eligible to reset your
Roll-up
benefit base on certain contract date anniversaries. The reset amount will equal the account value as of the contract date anniversary on which you reset your
Roll-up
benefit base. The
Roll-up
continues to the contract date anniversary following age 85 on any reset benefit base. We reserve the right to change or discontinue our reset programs at any time.

If you elect GMIB with or without the “Greater of” GMDB, you are eligible to reset the
Roll-up
benefit base for these guaranteed benefits to equal the account value on any contract date anniversary starting with your first contract date anniversary and ending with the contract date anniversary following your 85th birthday. After the contract date anniversary following your 85th birthday, the “Greater of” Guaranteed minimum death benefit and its associated charge will remain in effect but the associated Roll-up benefit base will no longer be eligible for resets.

If you elect both a “Greater of” GMDB and a GMIB, the
Roll-up
benefit bases for both guaranteed benefits are reset simultaneously when you request a
Roll-up
benefit base reset. You cannot elect a
Roll-up
benefit base reset for one benefit and not the other.

If you are not enrolled in one of our programs, we will notify you, generally in your annual account statement that we issue each year following your contract date anniversary, if the
Roll-up
benefit base is eligible to be reset. If eligible, you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods:
one-time
reset option, automatic annual reset program or automatic customized reset program.

one-time
reset option
— resets your
Roll-up
benefit base on a single contract date anniversary.

automatic annual reset program
— automatically resets your
Roll-up
benefit base on each contract date anniversary you are eligible for a reset.

automatic customized reset program
— automatically resets your
Roll-up
benefit base on each contract date anniversary, if eligible, for the period you designate.

If your request to reset your
Roll-up
benefit base is received at our processing office more than 30 days after your contract date anniversary, your
Roll-up
benefit base will reset on the next contract date anniversary if you are eligible for a reset.

One-time
reset requests will be processed as follows:

(i)
if your request is received within 30 days following your contract date anniversary, your
Roll-up
benefit base will be reset, if eligible, as of that contract date anniversary. If your benefit base was not eligible for a reset on that contract date anniversary, your one-time
reset request will be terminated;

(ii)
if your request is received outside the 30 day period following your contract date anniversary, your
Roll-up
benefit base will be reset, if eligible, on the next contract date anniversary. If your benefit base is not eligible for a reset, your one-time
reset request will be terminated.

Once your
one-time
reset request is terminated, you must submit a new request in order to reset your benefit base.

If you wish to cancel your elected reset program, your request must be received by our processing office at least one business day prior to your contract date anniversary to terminate your reset program for such contract date anniversary. Cancellation requests received after this deadline will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see “How to reach us”. If you die before the contract date anniversary following age 85 and your spouse continues the contract, the benefit base will be eligible to be reset on each contract date anniversary until the contract date anniversary following the spouse’s age 85 as described above.

It is important to note that once you have reset your
Roll-up
benefit base, a new waiting period to exercise the GMIB will apply from the date of the reset. Your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 85.
See “Exercise rules” under “Guaranteed minimum income benefit (“GMIB”)” and “How withdrawals affect your guaranteed benefits” for more information. Please note that in most cases, resetting your
Roll-up
benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your
Roll-up
benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See “Charges and expenses”.

If you are a traditional IRA or QP contract owner, before you reset your
Roll-up
benefit base, please consider the effect of the plan’s requirement to make lifetime required minimum distributions with respect to the contract. If you convert from a QP contract to an IRA, the waiting period for the reset under the IRA contract will take into account the time before conversion when the contract was a QP contract. If you must begin taking lifetime required minimum distributions during the
10-year
waiting period, you may want to consider taking the annual lifetime required minimum distribution calculated for the contract from another permissible contract or funding vehicle that you maintain. See “How withdrawals affect your guaranteed benefits” and “Lifetime required minimum distribution withdrawals” in “Accessing your money.” Also, see “Required minimum distributions” under “Individual retirement arrangements (IRAs)” in “Tax information” and Appendix “Purchase considerations for QP Contracts”.

Death Benefits

Guaranteed minimum death benefit

You may choose from three death benefit options:

•	Return of Principal death benefit (there is no additional charge for this benefit);

•	Highest Anniversary Value death benefit (the current charge for this benefit is 0.35%);

•	“Greater of” death benefits:

—	The “Greater of” GMDB I (available only if elected with the GMIB I — Asset Allocation) (the current charge for this benefit is 1.15%; or

—	The “Greater of” GMDB II (available only if elected with the GMIB II — Custom Selection) (the current charge for this benefit is 1.30%).

The Return of Principal death benefit, if elected without a GMIB, is available at issue to all owners. If elected with a GMIB, the Return of Principal death benefit is issued to owners age
20-80
(age
20-70
for Series CP
®
). The Highest Anniversary Value death benefit, if elected without a GMIB, is issued to owners age
0-80
(age
0-70
for Series CP
®
). If elected with a GMIB, the Highest Anniversary Value death benefit is issued to owners age
20-80
(age
20-70
for Series CP
®
). The “Greater of” GMDB, which must be elected with a GMIB, is issued to owners age
20-65.
Please note that the maximum issue age for the death benefit options may be different for certain contract owners. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information.

Your contract provides a Return of Principal death benefit. If you do not elect one of the “Greater of” death benefits or the Highest Anniversary Value death benefit described below when your contract is issued, the death benefit is equal to your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment, OR the Return of Principal death benefit, whichever provides the higher amount. The Return of Principal death benefit is equal to your total contributions, adjusted for withdrawals (and any associated withdrawal charges, if applicable). The Return of Principal death benefit is available to all owners.

If you elect one of the “Greater of” death benefits or the Highest Anniversary Value death benefit, your death benefit is equal to your account value as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, or the benefit base of your elected “Greater of” GMDB or the Highest Anniversary Value death benefit on the date of the owner’s (or older joint owner’s, if applicable) death, adjusted for any subsequent withdrawals (and associated withdrawal charges, if applicable), whichever provides the higher amount. Once your contract is issued, you may not change or voluntarily terminate your death benefit. However, dropping the GMIB can cause the corresponding “Greater of” GMDB to also be dropped. Please see “Payment of death benefit” for more information.

The Highest Anniversary Value death benefit can be elected by itself. Each “Greater of” GMDB is available only with the corresponding GMIB. Therefore, the “Greater of” GMDB I can only be elected if you also elect the GMIB I — Asset Allocation. The “Greater of” GMDB II can only be elected if you also elect the GMIB II — Custom Selection. There is an additional charge for the “Greater of” GMDB and the Highest Anniversary Value death benefit. There is no additional charge for the Return of Principal death benefit. See “Charges and expenses”.

If you elect to drop the GMIB prior to the contract date anniversary following age 85, the “Greater of” GMDB will be dropped automatically.

If the GMIB is dropped without converting to the GWBL within 30 days after the contract date anniversary following age 85, then the “Greater of” GMDB will be retained, along with the associated charges and withdrawal treatment. If a benefit has been dropped, you will receive a letter confirming that the drop has occurred. See “Dropping the Guaranteed minimum income benefit after issue” in this Prospectus for more information.

If the “Greater of” GMDB is dropped, your death benefit value will be what the value of the Return of Principal death benefit would have been if the Return of Principal death benefit were elected at issue. If the “Greater of” GMDB is dropped on a contract anniversary, the charges will be taken, but will not be taken on future contract date anniversaries. If the “Greater of” GMDB is not dropped on a contract anniversary, then the pro rata portion of the fees will be charged.

The Highest Anniversary death benefit and the “Greater of” death benefits have an additional charge. There is no additional charge for the Return of Premium death benefit. Although the amount of your Highest Anniversary or “Greater of” death benefit will no longer increase after age 85, we will continue to deduct the charge for that death benefit as long as it remains in effect. See “Guaranteed benefit charges” in “Charges and expenses” for more information.

If you elect one of the death benefit options described above and change ownership of the contract, generally the benefit will automatically terminate, except under certain circumstances. If this occurs, any death benefit elected will be replaced automatically with the Return of Principal death benefit. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” for more information.

If your contract terminates for any reason, your Guaranteed minimum death benefit will also terminate. See “Termination of your contract” in “Determining your contract’s value” for information about the circumstances under which your contract will terminate.

Subject to state availability (see Appendix “State contract availability and/or variations of certain features and benefits” for state availability of these benefits), your age at contract issue, and your contract type, you may elect one of the death benefits described above.

For contracts with
non-natural
owners, the available death benefits are based on the annuitant’s age.

Each death benefit is equal to its corresponding benefit base described in “Guaranteed minimum death benefit and Guaranteed minimum income benefit base.” Once you have made your death benefit election, you may not change it.

If you purchase a “Greater of” GMDB with a GMIB, you will be eligible to reset your
Roll-up
benefit base. See
“Roll-up
benefit base reset” in this Prospectus.

Please see “How withdrawals affect your guaranteed benefits” in this Prospectus and “Effect of your account value falling to zero” in “Determining your contract’s value” and the section entitled “Charges and expenses” for more information on these guaranteed benefits.

If you are using your Series B or Series L contract to fund a charitable remainder trust, you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your Guaranteed minimum death benefit. See “Owner and annuitant requirements” in this Prospectus.

See Appendix “Guaranteed benefit base examples” for an example of how we calculate the guaranteed benefit bases.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” in this Prospectus for more information.

If you previously accepted an offer to terminate a guaranteed benefit, you no longer have an enhanced or the standard death benefit. Please refer to the terms of your offer for information about your remaining death benefit.

Surrendering your contract will terminate your death benefit. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

Earnings enhancement benefit

Subject to state and contract availability (see Appendix ”State contract availability and/or variations of certain features and benefits” for state availability of these benefits), if you are purchasing a contract under which the Earnings enhancement benefit is available, you may elect the Earnings enhancement benefit at the time you purchase your contract. The current charge for this benefit is 0.35%. The Earnings enhancement benefit provides an additional death benefit as described below. See the appropriate part of “Tax information” for the potential tax consequences of electing to purchase the Earnings enhancement benefit in an NQ or IRA contract. Once you purchase the Earnings enhancement benefit you may not voluntarily terminate this feature. If you elect the Earnings enhancement benefit at issue, and your GMIB then converts to the GWBL, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL. See “Guaranteed withdrawal benefit for life (“GWBL”)” in this Prospectus.

If you elect the Earnings enhancement benefit described below and change ownership of the contract, generally this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”. This benefit will also terminate if your contract terminates for any reason. See “Termination of your contract” in “Determining your contract’s value.”

The additional death benefit will be 40% of:

the
greater of:

•	the account value, or

•	any applicable death benefit

decreased by:

•	total net contributions.

For purposes of calculating your Earnings enhancement benefit, the following applies: (i) “Net contributions” are the total contributions made (or if applicable, the total amount that would otherwise have been paid as a death benefit had the spouse beneficiary or younger spouse joint owner not continued the contract plus any subsequent contributions) adjusted for each withdrawal that exceeds your Earnings enhancement benefit earnings. “Net contributions” are reduced by the amount of that excess. Earnings enhancement benefit earnings are equal to (a) minus (b) where (a) is the greater of the account value and the death benefit immediately prior to the withdrawal, and (b) is the net contributions as adjusted by any prior withdrawals (for Series CP
®
contracts, credit amounts are not included in “net contributions”); and (ii) “Death benefit” is equal to the greater
of the account value as of the date we receive satisfactory proof of death
or
any applicable Guaranteed minimum death benefit as of the date of death.

For Series CP
®
contracts, for purposes of calculating your Earnings enhancement benefit, if any contributions are made in the one-year
period prior to death of the owner (or older joint owner, if applicable), the account value will not include any credits applied in the one-year
period prior to death.
If the owner (or older joint owner, if applicable) is age 71 through 75 when we issue your contract (or if the spouse beneficiary or younger spouse joint owner is between the ages of 71 and 75 when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue), the additional death benefit will be 25% of:

the
greater of:

•	the account value, or

•	any applicable death benefit

decreased by:

•	total net contributions.

The value of the Earnings enhancement benefit is frozen on the first contract date anniversary after the owner (or older joint owner, if applicable) turns age 85, except that the benefit will be reduced for withdrawals on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of the current account value that is being withdrawn and we reduce the benefit by that percentage. For example, if the account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If the benefit is $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x 0.40) and the benefit after the withdrawal would be $24,000 ($40,000 – $16,000).

For an example of how the Earnings enhancement benefit is calculated, please see Appendix ”Earnings enhancement benefit example”.

Although the value of your Earnings enhancement benefit will no longer increase after age 85, we will continue to deduct the charge for this benefit as long as it remains in effect.

For contracts continued under Spousal continuation, upon the death of the spouse (or older spouse, in the case of jointly owned contracts), the account value will be increased by the value of the Earnings enhancement benefit as of the date we receive due proof of death. Your spouse beneficiary or younger spouse joint owner must be 75 or younger when he or she becomes the successor owner for the Earnings enhancement benefit that had been elected at issue to continue after your death. The benefit will then be based on the age of the surviving spouse as of the date of the deceased spouse’s death for the remainder of the contract. If the surviving spouse is age 76 or older, the benefit will terminate and the charge will no longer be in effect. The spouse may also take the death benefit (increased by the Earnings enhancement benefit) in a lump sum. See “Spousal continuation” in this Prospectus for more information.

The Earnings enhancement benefit must be elected when the contract is first issued: neither the owner nor the successor owner can add it after the contract has been issued. Ask your financial professional or see Appendix ”State contract availability and/or variations of certain features and benefits” to see if this feature is available in your state.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” in this Prospectus for more information.

If you previously accepted an offer to terminate a guaranteed benefit, you no longer have an enhanced or the standard death benefit. Please refer to the terms of your offer for information about your remaining death benefit.

Payment of Death Benefit

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time during your lifetime and while the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We are not liable for any payments we make or actions we take before we receive the change. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural
owner that has joint annuitants, who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit is equal to your account value or, if greater, the applicable Guaranteed minimum death benefit. In either case, the death benefit is increased by any amount applicable under the Earnings enhancement benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit) and any amount applicable under the Earnings enhancement benefit, as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. However, this is not the case if the sole primary beneficiary of your contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See “Effect of the owner’s death”. For Series CP
®
contracts, the account value used to determine the death benefit and the Earnings enhancement benefit will first be reduced by the amount of any credits applied in the one-year
period prior to the owner’s (or older joint owner’s, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner’s
(or older joint owner’s, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

When we use the terms
owner
and
joint
owner
, we intend these to be references to
annuitant
and
joint annuitant
, respectively, if the contract has a
non-natural
owner. If the contract is jointly owned or is issued to a
non-natural
owner and the GWBL is not in effect, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable. Under contracts with GWBL, the terms owner
and
successor
owner
are intended to be references to
annuitant
and
joint annuitant
, respectively, if the contract has a
non-natural
owner.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election.

You should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

Effect of the owner’s death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. For Joint life contracts with GWBL, the death benefit is paid to the beneficiary at the death of the second to die of the owner and successor owner. No death benefit will be payable upon or after the contract’s Annuity maturity date, which will never be later than the contract date anniversary following your 95th birthday.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option. For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the

“Spousal continuation” feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal
joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed under “Non-spousal joint owner contract continuation.”

If you are the sole owner, your surviving spouse may have the option to:

•	take the death benefit proceeds in a lump sum;

•	continue the contract as a successor owner under “Spousal continuation” (if your spouse is the sole primary beneficiary) or under our Beneficiary continuation option, as discussed below; or

•	roll the death benefit proceeds over into another contract.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse’s new contract. Any death proceeds will remain invested in this contract until your spouse’s new contract is issued. The amount of the death benefit will be calculated to equal the greater of the account value (as of the date your spouse’s new contract is issued) and the applicable guaranteed minimum death benefit (as of the date of your death). This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse’s new contract is issued.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner’s death (the
“5-year
rule”). In certain cases, an individual beneficiary or
non-spousal
surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner’s death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal
joint owner continues the contract under the
5-year
rule, in general, all guaranteed benefits and their charges will end. For more information on non-spousal
joint owner contract continuation, see the section immediately below.

Non-spousal
joint owner contract continuation

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner’s death. If the life annuity is elected, the contract and all benefits terminate.
If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher, and by the value of the Earnings enhancement benefit. The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. For Series CP
®
contracts, if any contributions are made during the
one-year
period prior to the owner’s death, the account value will first be reduced by any credits applied to any such contributions. If the contract continues, the Guaranteed minimum death benefit and charge and the GMIB and charge will then be discontinued. Withdrawal charges, if applicable under your Accumulator
®
Series contract, will no longer apply, and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues, the death benefit is not payable, and the Guaranteed minimum death benefit and the Earnings enhancement benefit, if applicable, will continue without change. If the GMIB cannot be exercised within the period required by federal tax laws, the benefit and charge will terminate as of the date we receive proof of death. Withdrawal charges, if applicable under your Accumulator
®
Series contract, will continue to apply and no additional contributions will be permitted. If the GMIB converts to the GWBL, the provisions described in this paragraph will apply at the death of the younger owner, even though the GWBL is calculated using the age of the surviving older owner.

Spousal continuation

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural
person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse’s death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a single owner contract) may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

•
As of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary, we will increase the account value to equal the elected Guaranteed minimum death benefit as of the date of your death if such death benefit is greater than such account value, plus any amount applicable under the Earnings enhancement benefit, and adjusted for any subsequent withdrawals. For Series CP
®
contracts, if any contributions are made during the
one-year
period prior to the owner’s death, the account value will first be reduced by any credits applied to any such contributions. The increase in the account value will be allocated to the investment options according to the allocation percentages we have on file for your contract.

•	In general, withdrawal charges will no longer apply to contribu- tions made before your death. Withdrawal charges, if applicable, will apply if additional contributions are made.

•	The Annual Roll-up rate will operate as follows:

—
If the original/older owner dies prior to the contract date anniversary when he/she is age 64 and withdrawals under the contract have begun, the annual roll-up rate for the contract is locked in at 4%, regardless of the age of the surviving spouse or when withdrawals begin under spousal continuation, and the benefit base will roll up to age 85 of the surviving spouse.

—
If the original/older owner dies prior to the contract date anniversary when he/she is age 64 and withdrawals under the contract have not yet begun, the annual roll-up rate will be 4% if the first withdrawal from the contract occurs prior to the contract date anniversary when the original/older owner would have been age 64 and the annual roll-up rate will be 5% if the first withdrawal from the contract occurs on or after the contract date anniversary when the original/older owner would have been age 64.In either case, the benefit base will roll up to age 85 of the surviving spouse.

—
If the original/older owner died on or after the contract date anniversary when he/she was age 64 and withdrawals under the contract began prior to the contract date anniversary when he/she was age 64, the annual roll-up rate for the contract is locked in at 4%, regardless of the age of the surviving spouse or when withdrawals begin under spousal continuation, and the benefit base will roll up to age 85 of the surviving spouse.

—
If the original/older owner died on or after the contract date anniversary when he/she was age 64 and withdrawals under the contract began after the contract date anniversary when he/she was age 64, the annual roll-up rate for the contract would be locked in at 5%, regardless of the age of the surviving spouse or when withdrawals begin under spousal continuation, and the benefit base will roll up to age 85 of the surviving spouse.

—	If the original/older owner died on or after the contract date anniversary when he/she was age 64 and withdrawals under the contract had not yet begun, the annual roll-up rate for the contract would be locked in at 5%, regardless of the age of the surviving spouse or when withdrawals begin under spousal continuation, and the benefit base will roll up to age 85 of the surviving spouse.

•	The applicable Guaranteed minimum death benefit, including the Guaranteed minimum death benefit under contracts in which the GMIB has converted to the GWBL, may continue as follows:

—
If you elected the Highest Anniversary Value death benefit (either without GMIB or combined with the GMIB) and your spouse is age 80 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. The charge for the applicable Guaranteed minimum death benefit will continue to apply, even after the Guaranteed minimum death benefit no longer rolls up or is no longer eligible for resets. If you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. The charge for the applicable Guaranteed minimum death benefit will continue to apply, even after the Guaranteed minimum death benefit no longer rolls up or is no longer eligible for resets.

—
If you elected the Highest Anniversary Value death benefit (either without GMIB or combined with the GMIB) and your surviving spouse is age 81 or older on the date of your death, the Guaranteed minimum death benefit will be frozen, which means:

∎	On the date your spouse elects to continue the contract, the value of the Guaranteed minimum death benefit will be set to equal the amount of the Guaranteed minimum death benefit base on the date of your death. If your account value is higher than the Guaranteed minimum death benefit base on the date of your death, the Guaranteed minimum death benefit base will not be increased
to equal your account value.

∎	The Guaranteed minimum death benefit will no longer be eligible to increase, and will be subject to pro rata reduction for any subsequent withdrawals.

∎	The charge for the Guaranteed minimum death benefit will be discontinued.

∎	Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the account value and the value of the Guaranteed minimum death benefit.

—
If you elected either the “Greater of” GMDB I or “Greater of” GMDB II (combined with the GMIB) and your spouse is age 65 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. If you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. The charge for the applicable Guaranteed minimum death benefit will continue to apply, even after the Guaranteed minimum death benefit no longer rolls up or is no longer eligible for resets.

—
If the Guaranteed minimum death benefit continues, the
Roll-Up
benefit base reset, if applicable, will be based on the surviving spouse’s age at the time of your death. The next available reset will be based on the contract issue date or last reset, as applicable. The next available reset will also account for any time elapsed before the election of the Spousal continuation. This does not apply to contracts in which the GMIB has converted to the GWBL.

—
If you elected either the “Greater of” GMDB I or “Greater of” GMDB II (combined with the GMIB) and your surviving spouse is age 66 or older on the date of your death, the Guaranteed minimum death benefit will be frozen, which means:

∎	On the date your spouse elects to continue the contract, the value of the Guaranteed minimum death benefit will be set to equal the amount of the Guaranteed minimum death benefit base on the date of your death. If your account value is higher than the Guaranteed minimum death benefit base on the date of your death, the Guaranteed minimum death benefit base will not be increased
to equal your account value.

∎	The Guaranteed minimum death benefit will no longer be eligible to increase, and will be subject to pro rata reduction for any subsequent withdrawals.

∎	The charge for the Guaranteed minimum death benefit will be discontinued.

∎	Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the account value and the value of the Guaranteed minimum death benefit.

—
In all cases, whether the Guaranteed minimum death benefit continues or is discontinued, if your account value is lower than the Guaranteed minimum death benefit base on the date of your death, your account value will
be increased
to equal the Guaranteed minimum death benefit base.

•	The Earnings enhancement benefit will be based on the surviving spouse’s age at the date of the deceased spouse’s death for the remainder of the life of the contract. If the benefit had been pre-
viously frozen because the older spouse had attained age 85, it will be reinstated if the surviving spouse is age 75 or younger. The benefit is then frozen on the contract date anniversary after the surviving spouse reaches age 85. If the surviving spouse is age 76 or older, the benefit and charge will be discontinued.

•	The GMIB may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse’s age at the date of the deceased spouse’s death. See “Guaranteed minimum income benefit (“GMIB”)” in “Benefits available under the contract”. If the GMIB continues, the charge for the GMIB will continue to apply.

•	If you convert the GMIB to the GWBL on a Joint life basis, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse. Withdrawal charges, if applicable, will continue to apply to all contributions made prior to the deceased spouse’s death. No additional contributions will be permitted. If the GMIB converts to the GWBL on a Single life basis, the benefit and charge will terminate.

•	If the older owner of a Joint life contract under which the GMIB converted to the GWBL dies, and the younger spouse is age 75 or younger at the time of the older spouse’s death, the elected Guaranteed minimum death benefit will continue to roll up and ratchet in accordance with its terms until the contract date anniversary following the surviving spouse’s age 85. If the surviving spouse is age 76 or older at the time of the older spouse’s death, the benefit will continue in force, but there will be no increase. Regardless of the age of the younger spouse, there will be no
Roll-up
benefit base reset.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant’s death the annuitant’s spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant’s death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

•	T he Guaranteed minimum death benefit, the Earnings enhancement benefit and the GMIB continue to be based on the older spouse’s age for the life of the contract.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

•	If the GMIB has converted to the GWBL, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse.

•	The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.

Beneficiary continuation option

This feature permits a designated individual, on the contract owner’s death, to maintain a contract with the deceased contract owner’s name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, due to the changes made by the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) enacted at the end of 2019. Please speak with your financial professional or see Appendix “State contract availability and/or variations of certain features and benefits” for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information. For Joint life contracts with GWBL, the Beneficiary continuation option is only available after the death of the second owner.

Beneficiary continuation option for traditional IRA and Roth IRA contracts only.
The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value, plus any amount applicable under the Earnings enhancement benefit feature, adjusted for any subsequent withdrawals. For Series CP
®
contracts, the account value will first be reduced by any credits applied in a one-year
period prior to the owner’s death.

For deaths after December 31, 2019, only specified individuals who are “eligible designated beneficiaries” or “EDBs” may stretch post-death payments over the beneficiary’s life expectancy. See “required minimum distributions after your death” under “Tax Information.” Individual beneficiaries who do not have EDB status (including beneficiaries named by the original beneficiary to receive any remaining interest after the death of the original beneficiary) must take out any remaining interest in the IRA or plan within 10 years of the applicable death. Trusts for individuals which would be considered as “see-through” trusts under the rules prior to January 1, 2020 no longer qualify to elect the beneficiary continuation option, except under narrowly defined circumstances.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

•	The contract continues with your name on it for the benefit of your beneficiary.

•	The beneficiary replaces the deceased owner as annuitant.

•	This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

•	If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the beneficiary’s own life expectancy, if payments over life expectancy are chosen.

•	The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

•	If any guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

•	The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

•	Any partial withdrawal must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

•	Upon the death of your beneficiary, the following distribution rules will apply to the subsequent beneficiary named by your beneficiary: (1) if your beneficiary is an EDB or you died on or before December 31, 2019, the subsequent beneficiary must withdraw any remaining amount within ten years of your beneficiary’s death; or (2) if your beneficiary is not an EDB, the subsequent beneficiary must withdraw any remaining amount within 10 years of your death. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

Beneficiary continuation option for NQ contracts only.
This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, “beneficiary” refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary’s life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as “scheduled payments.” The beneficiary may choose the
“5-year
rule” instead of scheduled payments over life expectancy. If the beneficiary chooses the
5-year
rule, there will be no scheduled payments. Under the
5-year
rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

•	This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

•	The beneficiary automatically replaces the existing annuitant.

•	The contract continues with your name on it for the benefit of your beneficiary.

•	If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the respective beneficiary’s own life expectancy, if scheduled payments are chosen.

•	The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

•	If any guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

•	If the beneficiary chooses the
“5-year
rule,” withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may take withdrawals, in addition to scheduled payments, at any time.

•	Any partial withdrawals must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary’s death.

•	Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to re
ceive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the
5-year
rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:

•	As of the date we receive satisfactory proof of death and any required instructions, information and forms necessary to effect the Beneficiary continuation option, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value plus any amount applicable under the Earnings enhancement benefit adjusted for any subsequent withdrawals. For Series CP
®
contracts, the account value will first be reduced by any credits applied in a one-year
period prior to the owner’s death.

•	No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

If the deceased is the younger
non-spousal
joint owner:

•	The annuity account value will not be reset to the death benefit amount.

•	The contract’s withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract’s free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

•	We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the “Withdrawal charges” in “Charges and expenses”.

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse’s age, need for immediate income and a desire to continue any guaranteed benefits under the contract.

Living Benefits

Guaranteed minimum income benefit (“GMIB”)

This section describes the Guaranteed minimum income benefit (“GMIB”).

The GMIB is available to owners ages 20–80 (ages
20-70
for Series CP
®
contracts). For owner ages 66–80 at issue, the “Greater of” GMDB I and the “Greater of” GMDB II are not available. See Appendix “State contract availability and/or variations of certain features and benefits” for more information. You may elect one of the following:

•	The Guaranteed minimum income benefit I — Asset Allocation (“GMIB I — Asset Allocation”) (the current charge for t h is benefit is 1.15%).

•	The Guaranteed minimum income benefit II — Custom Selection (“GMIB II — Custom Selection”) (the current charge for this benefit is 1.30%).

Both options include the ability to reset your
Roll-up
benefit base. See
“Roll-up
benefit base reset”. Under GMIB I — Asset Allocation, you are restricted to the investment options available under Option A — Asset Allocation. Under GMIB II — Custom Selection, you can choose either Option A — Asset Allocation or Option B — Custom Selection. You should not elect GMIB II — Custom Selection and invest your account value in Option A if you plan to never switch to Option B, since GMIB I — Asset Allocation’s optional benefit charge is lower and offers Option A.

If you elect the GMIB I — Asset Allocation, you may elect the Return of Principal death benefit, Highest Anniversary Value death benefit, or the “Greater of” GMDB I. You may not elect the “Greater of” GMDB II.

If you elect the GMIB II — Custom Selection, you may elect the Return of Principal death benefit, Highest Anniversary Value death benefit, or the “Greater of” GMDB II. You may not elect the “Greater of” GMDB I.

If the contract is jointly owned, the GMIB will be calculated on the basis of the older owner’s age. There is an additional charge for the GMIB which is described under “Guaranteed minimum income benefit charge” in “Charges and expenses”.

This feature is not available for an Inherited IRA. If you are using the contract to fund a charitable remainder trust (for Series B and Series L contracts only), you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your GMIB. See “Owner and annuitant requirements” in this Prospectus. If the owner was older than age 60 at the time an IRA or QP contract was issued, the GMIB may not be an appropriate feature because the minimum distributions required by tax law generally must begin before the GMIB can be exercised. See “How withdrawals affect your guaranteed benefits”.

If you elect the GMIB option and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”.

The GMIB guarantees you a minimum amount of fixed income under a life annuity fixed payout option. You choose whether you want the option to be paid on a single or joint life basis at the time you exercise your GMIB. An additional payout option may be available for certain contract owners. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information. This benefit provides a minimum guarantee that may never come into effect.

We may also make other forms of payout options available. For a description of payout options, see “Your annuity payout options” in “Accessing your money”.

The Guaranteed minimum income benefit should be regarded as a safety net only.

When you exercise the GMIB, the annual lifetime income that you will receive will be the greater of (i) your GMIB which is calculated by applying your Roll-up benefit base, less any applicable withdrawal charge remaining (if exercised prior to age 85), to GMIB guaranteed annuity purchase factors, or (ii) the income provided by applying your account value to our then current annuity purchase factors or base contract guaranteed annuity purchase factors. The benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your contract and not to any other guaranteed or current annuity purchase rates. Your account value is never applied to the guaranteed annuity purchase factors under GMIB. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

When you elect to receive annual lifetime income, your contract (including its death benefit and any account or cash values) will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see “Exercise of GMIB”.

Before you elect the GMIB, you should consider the fact that it provides a form of insurance and is based on conservative actuarial factors. Therefore, even if your account value is less than your benefit base, you may generate more income by applying your account value to current annuity purchase factors.
We will make this comparison for you upon request.

Surrendering your contract will terminate your GMIB. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

Annual
Roll-up
rate

Beginning with the contract year in which the first withdrawal is taken out of the contract until the contract date anniversary following age 85, the Annual Roll-up rate is:

•	5%, if withdrawals begin after the contract date anniversary when the owner is age 64.

•	4%, if withdrawals begin on or prior to the contract date anniversary when the owner is age 64.

The Annual
Roll-up
rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your
Roll-up
benefit base for the contract year in which the first withdrawal is made from your contract and all subsequent contract years. The
Roll-up
rate used to calculate amounts credited to your
Roll-up
benefit base in the contract years prior to the first withdrawal from your contract is called the “Deferral
Roll-up
rate”.

The Annual Roll rate operates differently if your spouse continues the contract as successor owner upon your death. Please see “Spousal continuation” in ”Benefits available under the contract” for more information on how the Annual Roll-up rate is determined for the contract if your spouse continues the contract as successor owner upon your death.

Deferral
Roll-up
rate

The Deferral
Roll-up
rate is 5%. The Deferral
Roll-up
rate is only used to calculate amounts credited to your
Roll-up
benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your contract.

Annual
Roll-up
amount and annual
Roll-up
benefit base adjustment

The Annual
Roll-up
amount is an amount credited to your
Roll-up
benefit base on each contract date anniversary once you take a withdrawal from your contract. The Annual Roll-up amount adjustment to your Roll-up benefit base is a primary way to increase the value of your Roll-up benefit base. This amount is calculated by taking into account your
Roll-up
benefit base from the preceding contract date anniversary, the Annual
Roll-up
rate, contributions to your contract during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. A withdrawal taken in the first contract year is an Excess withdrawal and will reduce (i) your Roll-up benefit base on pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program in the first contract year will reduce your Roll-up benefit base on a dollar-for-dollar basis.

Your Annual
Roll-up
amount at the end of the contract year is calculated, as follows:

•	your Roll-up benefit base on the preceding contract date anniversary, multiplied by:

•	the Annual Roll-up rate; less

•	any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

•	A pro-rated Roll-up amount for any contribution to your contract during the contract year.

A
pro-rated
Roll-up
amount is based on the number of days in the contract year after the contribution.

The
Roll-up
benefit base, used in connection with the GMIB and the “Greater of” GMDB, stops rolling up on the contract date anniversary following the owner’s (or older joint owner, if applicable) 85th birthday.

In the event of your death, a
pro-rated
portion of the Annual
Roll-up
amount will be added to the
Roll-up
benefit base, if applicable.

Amounts withdrawn from your contract in excess of your Annual withdrawal amount, and all subsequent withdrawals from your contract in that contract year, will always reduce your
Roll-up
benefit base on a pro rata basis. For more information, see “How withdrawals affect your guaranteed benefits”.

Deferral
Roll-up
amount and annual
Roll-up
benefit base adjustment

The Deferral
Roll-up
amount is an amount credited to your
Roll-up
benefit base on each contract date anniversary
before you take your first withdrawal from your contract. The amount is calculated by taking into account your
Roll-up
benefit base from the preceding contract date anniversary, the Deferral
Roll-up
rate and contributions to your contract during the contract year.

Your Deferral
Roll-up
amount at the end of the contract year is calculated as follows:

•	your Roll-up benefit base on the preceding contract date anniversary, or initial benefit base in the first contract year, multiplied by:

•	5% (the Deferral Roll-up rate); plus

•	A pro-rated Deferral Roll-up amount for any contribution to your contract during the contract year.

A
pro-rated
Deferral
Roll-up
amount is based on the number of days in the contract year after the contribution.

In the event of your death, a
pro-rated
portion of the Deferral
Roll-up
amount will be added to the
Roll-up
benefit base, if applicable.

Annual withdrawal amount

Your Annual withdrawal amount is calculated on the first day of each contract year beginning in the second contract year, and is equal to:

•	the Annual Roll-up rate, multiplied by;

•	the Roll-up benefit base as of the most recent contract date anniversary.

You do not have an Annual withdrawal amount in the first contract year. Any withdrawal from your contract during the first contract year is treated as an Excess withdrawal and will reduce your
Roll-up
benefit base on a pro rata basis and your Annual Roll-up amount on a dollar-for-dollar basis.

Beginning in the second contract year, you may withdraw up to your Annual withdrawal amount without reducing your
Roll-up
benefit base. Amounts withdrawn from your contract in excess of your Annual withdrawal amount, and all subsequent withdrawals from your contract in that contract year, will always reduce your
Roll-up
benefit base on a pro rata basis. Each such withdrawal is referred to as an “Excess withdrawal”. For an example of how a pro rata reduction works, see “How withdrawals affect your guaranteed benefits”.
It is important to note that withdrawals in
excess of your Annual withdrawal amount may have a harmful effect on your guaranteed benefit bases. An Excess withdrawal that reduces your account value to zero will cause your GMIB to terminate.

Please remember that the
Roll-up
benefit base is only one component of the benefit base for the “Greater of” GMDB I and “Greater of” GMDB II. These benefit bases are equal to the greater of the
Roll-up
benefit base and the Highest Anniversary Value benefit base. This means if the Highest Anniversary Value benefit base is greater than the
Roll-up
benefit base at the time of a withdrawal, even if your
Roll-up
benefit base is not reduced as a result of the withdrawal,

your “Greater of” death benefit base will be reduced. Your Annual withdrawal amount is based solely on your
Roll-up
benefit base; it is not impacted by your Highest Anniversary Value benefit base.

Your Annual withdrawal amount is calculated using the Annual
Roll-up
rate. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year.

Effect of an Excess withdrawal.
An Excess withdrawal will always reduce your
Roll-up
benefit base and your Highest Anniversary Value benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals in that contract year will reduce your guaranteed benefit bases on a pro rata basis.

For an example of how your Annual withdrawal amount, Annual Roll-up amount, Deferral Roll-up amount and an Excess withdrawal affect your Roll-up benefit base see Appendix “Guaranteed benefit base examples”.

GMIB “no lapse guarantee”
.
 In general, if your account value falls to zero (except as discussed below), the GMIB will be exercised automatically, based on the owner’s (or older joint owner’s, if applicable) current age and benefit base, as follows:

•	You will be issued a life only supplementary contract based on your life. Upon exercise, your contract (including its death benefit and any account or cash values) will terminate.

•	You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

The no lapse guarantee will terminate under the following circumstances:

•	If your aggregate withdrawals during your second or later contract year exceed your Annual withdrawal amount;

•	Upon the contract date anniversary following the owner (or older joint owner, if applicable) reaching age 85.

If your no lapse guarantee is no longer in effect and your account value subsequently falls to zero, your contract will terminate without value, and you will lose the Guaranteed minimum income benefit, Guaranteed minimum death benefit (if elected) and any other guaranteed benefits.

Please note that if you participate in our Automatic RMD service, an automatic withdrawal under that program will not cause the no lapse guarantee to terminate even if a withdrawal causes your total contract year withdrawals to exceed your Annual withdrawal amount.
Exercise of GMIB.
On each contract date anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the GMIB.

We deduct guaranteed benefit and annual administrative charges from your account value on your contract date anniversary. If you elected the Guaranteed minimum income benefit, you can only exercise the benefit during the 30 day period following your contract date anniversary. Therefore, if your account value is not sufficient to pay fees on your next contract date anniversary, your contract will terminate without value and you will not have an opportunity to exercise your Guaranteed minimum income benefit unless the no lapse guarantee provision under your contract is still in effect. See “Effect of your account value falling to zero” in “Determining your contract’s value”.

You must return your contract to us, along with all required information within 30 days following your contract date anniversary, in order to exercise this benefit. Upon exercising the GMIB, any Guaranteed minimum death benefit you elected will terminate without value. Also, upon exercise of the GMIB, the owner (or older joint owner, if applicable) will become the annuitant, and the contract will be annuitized on the basis of the annuitant’s life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued. Under monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. See “Accessing your money” under “Withdrawing your account value”. Payments end with the last payment before the annuitant’s (or joint annuitant’s, if applicable) death.

Please see “Exercise of the GMIB in the event of a GMIB fee increase” under “Charges and expenses” for information on exercising your GMIB upon notice of a change to the GMIB fee.

Exercise rules.
The latest date you may exercise the GMIB is the 30th day following the contract date anniversary following your 85th birthday. Withdrawal charges, if any, will not apply when the GMIB is exercised at age 85. Other options are available to you on the contract date anniversary following your 85th birthday. See “Guaranteed withdrawal benefit for life (“GWBL”)”. In addition, eligibility to exercise the GMIB is based on the owner’s (or older joint owner’s, if applicable) age, as follows:

•	If you were at least age 20 and no older than age 44 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 15th contract date anniversary.

•	If you were at least age 45 and no older than age 49 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary after age 60.

•	If you were at least age 50 and no older than age 75 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 10th contract date anniversary.

To exercise the Guaranteed minimum income benefit:

—	We must receive your notification in writing within 30 days following any contract date anniversary on which you are eligible; and

—
Your account value must be greater than zero on the exercise date. See “Effect of your account value falling to zero” in “Determining your contract’s value” for more information about the impact of insufficient account value on your ability to exercise the Guaranteed minimum income benefit.

Please note:

(i)
if you were age 76 when the contract was issued or the
Roll-up
benefit base was reset when you were between the ages of 75 and 80, the only time you may exercise the GMIB is within 30 days following the contract date anniversary following your attainment of age 85;

(ii)
for Accumulator
®
Series QP contracts, the Plan participant can exercise the GMIB only if he or she elects to take a distribution from the Plan and, in connection with this distribution, the Plan’s trustee changes the ownership of the contract to the participant. This effects a rollover of the Accumulator
®
Series QP contract into an Accumulator
®
Series traditional IRA. This process must be completed within the
30-day
time frame following the contract date anniversary in order for the Plan participant to be eligible to exercise. However, if the GMIB is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be affected and payments will be made directly to the trustee;

(iii)
since no partial exercise is permitted, owners of defined benefit QP contracts who plan to change ownership of the contract to the participant must first compare the participant’s lump sum benefit amount and annuity benefit amount to the Roll-up benefit base and account value, and make a withdrawal from the contract if necessary. See “How withdrawals affect your guaranteed benefits”;

(iv)
if you reset the
Roll-up
benefit base (as described earlier in this section), your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it
b
e later than the contract date anniversary following age 85. Please note that in most cases, resetting your
Roll-up
benefit base will lengthen the waiting period;

(v)
a spouse beneficiary or younger spouse joint owner under Spousal continuation may only continue the GMIB if the contract is not past the last date on which the original owner could have exercised the benefit. In addition, the spouse beneficiary or younger spouse joint owner must be eligible to continue the benefit and to exercise the benefit under the applicable exercise rule (described in the above bullets) using the following additional rules. The spouse beneficiary or younger spouse joint owner’s age on the date of the owner’s death replaces the owner’s age at issue, for purposes of determining the availability of the benefit and which of the exercise rules applies. For example, if an owner is age 70 at issue, and he dies at age 79, and the spouse beneficiary is 86 on the date of his death, she will not be able to exercise the GMIB, even though she was 77 at the time the contract was issued, because eligibility is measured using her age at the time of the owner’s death, not her age on the issue date. The original contract issue date will continue to apply for purposes of the exercise rules;

(vi)
if the contract is jointly owned and not an IRA contract, you can elect to have the GMIB paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner’s age (if applicable);

(vii)
if the contract is an IRA contract, you can elect to have the Guaranteed minimum income benefit paid either: (a) as a joint life benefit, but only if the joint annuitant is your spouse or (b) as a single life benefit paid on the basis of the older annuitant’s age; and

(viii)
if the contract is owned by a trust or other
non-natural
person, eligibility to elect or exercise the GMIB is based on the annuitant’s (or older joint annuitant’s, if applicable) age, rather than the owner’s.

See “Effect of the owner’s death” under “Benefits available under the contract” in this Prospectus for more information.

If your account value is insufficient to pay applicable charges when due, your contract will terminate, which could cause you to lose your Guaranteed minimum income benefit. For more information, please see ‘‘Effect of your account value falling to zero’’ in ‘‘Determining your contract’s value” and the section entitled ‘‘Charges and expenses’’.

For information about the impact of withdrawals on the Guaranteed minimum income benefit and any other guaranteed benefits you may have elected, please see ‘‘How withdrawals affect your guaranteed benefits’’.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” for more information.

If you previously accepted an offer to terminate a guaranteed benefit, you no longer have an enhanced or the standard death benefit. Please refer to the terms of your offer for information about your remaining death benefit.

GMIB annuity purchase factors.
 Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and base contract annuity payout options.

GMIB annuity purchase factors are based on the owner’s (and any younger joint owner’s) age, frequency of payment, are the same regardless of gender, and are generally more conservative than the base contract annuity purchase factors. Base contract annuity payout options are discussed under “Your annuity payout options” in “Accessing your money” later in this Prospectus. Base contract annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner’s (and any joint owner’s) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options than those specified in your contract.

Asset transfer program (“ATP”)

If the GMIB, the “Greater of” GMDB or the GWBL is in effect, you are required to participate in the asset transfer program (“ATP”). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the ATP Portfolio and the variable investment options. The formulas applicable to you may not be altered once you elect the benefit. In essence, we seek to preserve account value by transferring some or all of your account value to a more stable option (i.e., the ATP Portfolio). The formulas also contemplate the transfer of some or all of the account value from the ATP Portfolio to the variable investment options according to your allocation instructions on file. The formulas are described below and are also described in greater detail in Appendix “Formula for asset transfer program for guaranteed benefits”.

The ATP Portfolio will only be used to hold amounts transferred out of your variable investment options in accordance with the formulas described below. The ATP Portfolio is not part of Option A or Option B, and you may not directly allocate a contribution to the ATP Portfolio or request a transfer of account value into the ATP Portfolio. The ATP applies regardless of whether you elect Option A or Option B. On a limited basis, you may request a transfer out of the ATP Portfolio, subject to the rules discussed below. For a summary description of the ATP Portfolio, please see “Portfolios of the Trust” in “Purchasing the Contract”.

Transfers into or out of the ATP Portfolio, if required, are processed on each valuation day. The valuation day occurs on each contract monthiversary. The contract monthiversary is the same date of the month as the contract date. If the contract monthiversary is not a business day in any month, the valuation day will be the preceding business day. For contracts with issue dates after the 28th day of the month, the valuation day will be on the first business day of the following month. In the twelfth month of the contract year, the valuation day will be on the contract date anniversary. If the contract date anniversary occurs on a day other than a business day, the valuation day will be the business day immediately preceding the contract date anniversary.

In general, the formulas work as follows. On each valuation day, two formulas — the ATP formula and the transfer amount formula — are used to automatically perform an analysis with respect to your GMIB. For purposes of these calculations, amounts in the guaranteed interest option and any Special DCA program are excluded from amounts that are transferred into the ATP Portfolio.
The first formula, called the ATP formula, begins by calculating a contract ratio, which is determined by dividing the account value by the Roll-up benefit base, and subtracting the resulting number from one. The contract ratio is then compared to predetermined “transfer points” to determine what portion of account value needs to be held in the ATP Portfolio.

If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the ATP Portfolio, if any, will be transferred to the variable investment options according to your allocation instructions on file. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the ATP Portfolio depending on the account value already in the ATP Portfolio, the guaranteed interest option and a Special DCA program. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of your account value in the variable investment options, will be transferred into the ATP Portfolio.

ATP transfers into the ATP Portfolio will be transferred out of your variable investment options on a pro rata basis. ATP transfers out of the ATP Portfolio will be allocated among the variable investment options in accordance with your allocation instructions on file. Any amounts that would have been allocated to the guaranteed interest option, based on your allocation instructions on file, will be allocated among the variable investment options. No amounts will be transferred into or out of the guaranteed interest option or a Special DCA program as a result of any ATP transfer.

If you make a contribution after the contract date, that contribution will be allocated according to the instructions that you provide or, if we do not receive any instructions, according to the allocation instructions on file for your contract. If the contribution is processed on a valuation day, it will be subject to an ATP transfer calculation on that day. If the contribution is received between valuation days, the amount contributed will be subject to an ATP transfer calculation on the next valuation day.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the ATP Portfolio when the ATP formula indicates that such a transfer is required. For example, the transfer amount formula reallocates account value such that for every 1% by which the contract ratio exceeds the minimum transfer point after the transaction 10% of the account value will be invested in the ATP Portfolio, the guaranteed interest option, and a Special DCA program. When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the ATP Portfolio such that 100% of account value will be invested in the ATP Portfolio, the guaranteed interest option, and a Special DCA program. On the first day of your first contract year, the minimum transfer point is 10% and the maximum transfer point is 20%. The minimum and maximum transfer points increase each contract monthiversary. After the 20th contract year, the minimum transfer point is 50% and the maximum transfer point is 60%. See Appendix “Formula for asset transfer program for guaranteed benefits” for a list of transfer points.

On any day that a transfer (excluding a dollar cost averaging transfer) is made out of the guaranteed interest option into a variable investment option, the formulas described above will be run, which may in turn trigger an off cycle ATP transfer. Regardless of when this off cycle valuation occurs, an ATP valuation will again occur on the next valuation day. An off cycle valuation will not occur on a monthiversary. Cancellation of any dollar cost averaging program will not trigger an off cycle ATP transfer. For the purposes of any off cycle calculation, the ATP transfer formula will use the account value as of the previous business day. Off cycle calculations will use the transfer points for the most recent valuation day.

If you take a withdrawal from your contract and there is account value allocated to the ATP Portfolio, the withdrawal will be taken pro rata out of your variable investment options (including the ATP Portfolio) and the guaranteed interest option, if applicable. If there is insufficient value or no value in those investment options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the Special DCA program.

Subject to any necessary regulatory approvals and advance notice to affected contract owners, we reserve the right to utilize an investment option other than the ATP Portfolio as part of the ATP.

ATP exit option.
Apart from the operation of the formulas, you may request a transfer of account value in the ATP Portfolio. You may wish to exercise the ATP exit option if you seek greater equity exposure and if it meets your investment goals and risk tolerance. This strategy may result in higher growth of your account value if the market increases which may also increase your benefit bases upon a reset. On the other hand, if the market declines, your account value will also decline which will reduce the likelihood that your benefit bases will increase. You should consult with your financial professional to assist you in determining whether exercising the ATP exit option meets your investment goals and risk tolerance.

The ATP exit option is subject to the following limitations:

•	You may not transfer out of the ATP Portfolio during the first contract year.

•	Beginning in the second contract year, you may make a transfer out of the ATP Portfolio only once per contract year.

•	You must elect the transfer on a specific transfer form we provide.

•	100% of your account value in the ATP Portfolio must be transferred out. You cannot request a partial transfer. The transfer will be allocated to your variable investment options based on the instructions we have on file.

•	There is no minimum account value requirement for the ATP exit option. You may make this election if you have any account value in the ATP Portfolio.

•	We are not able to process an ATP exit option on a valuation day or on a day where we process an off cycle transfer. If your transfer form is received in good order on a valuation day or a day on which we process an off cycle transfer, your ATP exit option will be processed on the next business day. If no account value remains in the ATP Portfolio on that day, there will be no transfer and your election will not count as your one permitted ATP exit option for that contract year.

If we process an ATP exit option, we will recalculate your benefit bases. A transfer may result in a reduction in your benefit bases and therefore a reduction in the value of your benefits.

On the day the ATP exit option is processed, the current value of the
Roll-up
benefit base is compared to the new benefit base produced by the ATP exit option formula. The
Roll-up
benefit base is adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula.

If the
Roll-up
benefit base is adjusted, there are no corresponding adjustments made to the Deferral
Roll-up
amount, the Annual
Roll-up
amount and the Annual withdrawal amount in that contract year. Any such amounts are added to your newly adjusted
Roll-up
benefit base.

The effect of the ATP exit option on the Guaranteed minimum death benefit bases is as follows:

•	“Greater of” GMDB: Both the
Roll-up
benefit base and the Highest Anniversary Value benefit base will be adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula. There is the potential that the
Roll-up
benefit base will be adjusted without a corresponding adjustment to the Highest Anniversary Value benefit base and vice versa.

•	Highest Anniversary Value death benefit: The benefit base value for the Highest Anniversary Value death benefit will be adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula.

•	Return of Principal death benefit: The Return of Principal death benefit base is not adjusted.

For information about the ATP exit option, please see Appendix “Formula for asset transfer program for guaranteed benefits”.

ATP continuation rules.
Under the following circumstances the ATP will continue as described above, except that the ATP exit option will no longer be available. See Appendix “Formula for asset transfer program for guaranteed benefits” for more information.

•	If the GMIB converts to the GWBL on the contract date anniversary following age 85, the ATP will use the GWBL benefit base for all applicable calculations.

•	If the “Greater of” GMDB is elected with the GMIB and the GMIB is dropped without converting to GWBL on the contract date anniversary following age 85, the ATP will use the GMDB benefit base for all applicable calculations.

•	If you convert to the GWBL while the “Greater of” GMDB is in effect and later drop the GWBL, the ATP will use the GMDB benefit base for all applicable calculations.

Dropping the Guaranteed minimum income benefit after issue

You may drop the GMIB from your contract after issue and prior to conversion to the GWBL, subject to the following restrictions:

•	You may not drop the GMIB if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions.

•	The GMIB will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the GMIB on a date other than a contract date anniversary, we will deduct a pro rata portion of the GMIB charge for the contract year on that date.

•	If you elect the “Greater of” GMDB I or “Greater of” GMDB II and the corresponding GMIB, and subsequently drop the GMIB prior to the contract date anniversary following age 85, we will no longer deduct the GMIB charge. We will also automatically terminate the Guaranteed minimum death benefit and its charge and apply the Return of Principal death benefit.

•	If you elect the Highest Anniversary Value death benefit with the GMIB and subsequently drop the GMIB prior to the contract date anniversary following age 85, we will no longer deduct the GMIB charge. Your contract will continue with the Highest Anniversary Value death benefit at the applicable charge. Withdrawals will now reduce your Highest Anniversary Value benefit base on a pro rata basis. See “How withdrawals affect your guaranteed benefits”.

•	If you drop the GMIB from your contract prior to the contract date anniversary following age 85, the ATP will no longer be in effect. Any account value in the ATP Portfolio will be allocated to your variable investment options.

If a benefit has been dropped, you will receive a letter confirming that the benefit has been dropped. If you drop the GMIB you will not be permitted to add the GMIB to your contract again. See “Guaranteed minimum death benefit” in this Prospectus for more information regarding how dropping the GMIB will affect the Guaranteed minimum death benefit. See “How withdrawals affect your guaranteed benefits” for more information on how withdrawals are treated after the GMIB is dropped.

Dropping
your g
uaranteed benefits in the event of a fee change.
 In the event that we exercise our contractual right
to change the fees for the guaranteed benefits, you
may be given a one-time opportunity to drop your guaranteed benefits, subject to our rules.
You may drop your guaranteed benefits only within 30
days of the fee change notification. The requirement
that all withdrawal charges have expired will be waived.
Please see “Fee changes for the guaranteed benefits” under “Charges and expenses” for information on dropping your GMIB upon notice of a change to the GMIB fee.

Guaranteed withdrawal benefit for life (“GWBL”)

For an additional charge, the Guaranteed withdrawal benefit for life (“GWBL”) guarantees that you can take withdrawals up to a maximum amount per year (your “Guaranteed annual withdrawal amount”). The GWBL is only available as a conversion option from the GMIB. The current charge for this benefit is 1.15% for Conversion from GMIB I and 1.30% for Conversion from GMIB II. The opportunity to convert from the GMIB to the GWBL is the contract date anniversary following age 85. You may elect to make this conversion only during the 30 days after the contract anniversary following the attainment of age 85.

The “Conversion effective date” is the contract date anniversary following the contract owner’s age 85, if applicable.

A Roll-up benefit base reset for the GMIB does not extend the waiting period during which you can convert.

If you have neither exercised the GMIB nor dropped it from your contract as of the contract date anniversary following age 85 (“last exercise date”), you will have up to 30 days after that contract date anniversary to choose what you want to do with your GMIB. You will have three choices available to you:

•	You may affirmatively convert the GMIB to a GWBL;

•	You may exercise the GMIB, and begin to receive lifetime income under that benefit;

•	You may elect to terminate the GMIB without converting to the GWBL.

If you take no action within 30 days after the contract date anniversary following age 85, the GMIB will convert automatically to the Single life GWBL.

If you exercise the GMIB, it will function as described under “Guaranteed minimum income benefit (“GMIB”)”. If you elect to terminate the GMIB without converting to the GWBL, your contract will continue in force, without either benefit, but you will retain your Guaranteed minimum death benefit. If you take no action, or affirmatively convert the GMIB, your GMIB will be converted to the GWBL, retroactive to the Conversion effective date. Please note that if you exercise the GMIB prior to the Conversion effective date, you will not have the option to convert the GMIB to the GWBL. If you drop the GMIB prior to conversion, you will lose the “Greater of” GMDB and any withdrawals will now reduce your remaining death benefit base on a pro rata basis.

The charge for the GWBL will be deducted from your account value on each contract date anniversary. Please see “Guaranteed withdrawal benefit for life charge” in this Prospectus for a description of the charge.

You should not convert to the GWBL if:

•	You plan to take withdrawals in excess of your Guaranteed annual withdrawal amount because those withdrawals may significantly reduce or eliminate the value of the benefit (see “Effect of Excess withdrawals”);

•	You are not interested in taking withdrawals prior to the contract’s maturity date; or

•	You are using the contract to fund a QP contract where withdrawal restrictions under the qualified plan may apply.

For traditional IRAs and QP contracts, you may take your lifetime required minimum distributions (“RMDs”) without losing the value of the GWBL, provided you comply with the conditions described under “Lifetime required minimum distribution withdrawals” in “Accessing your money”, including utilizing our Automatic RMD service. The Automatic RMD service is not available under QP contracts. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” for more information.

If you previously accepted an offer to terminate a guaranteed benefit, you no longer have an enhanced or the standard death benefit. Please refer to the terms of your offer for information about your remaining death benefit.

Additional owner and annuitant requirements

Converting the GMIB to the GWBL may alter the ownership of your contract. The options you may choose depend on the original ownership of your contract. You may only choose among the ownership options below if you affirmatively choose to convert the GMIB to the GWBL. If your benefit is converted automatically, your contract will be structured as a Single life contract. Your ability to add a Joint life is limited by the age and timing requirements described under “Guaranteed annual withdrawal amount”.

Single owner.
 If the contract has a single owner, and the owner converts the GMIB to the GWBL with the single life (“Single life”) option, there will be no change to the ownership of the contract. However, if the owner converts the GMIB to the GWBL with the joint life (“Joint life”) option, the owner must add his or her spouse as the successor owner. We will use the age of the younger spouse in determining the Joint life Applicable percentage. If the contract is an NQ contract, the owner may grant the successor owner ownership rights in the contract at the time of conversion.

Joint owners.
If the contract has joint owners and the GMIB converts to the GWBL with the Single life option, there will be no change to the ownership of the contract, unless the joint owners request that the younger joint owner be dropped from the contract. If the contract has spousal joint owners, and they request a Joint life benefit, we will use the younger spouse’s age in determining the Applicable percentage. If the contract has non-spousal
joint owners, and the joint owners request a Joint life benefit, the younger owner may be dropped from the contract, and the remaining owner’s spouse added as the successor owner. We will use the age of the younger spouse in determining the Joint life Applicable percentage.

Non-natural
owner.
Contracts with
non-natural
owners that convert to the GWBL will have different options available to them, depending on whether they have an individual annuitant or joint annuitants. If the contract has a non-natural
owner and an individual annuitant, and the owner converts to the GWBL with the Single life option, there will be no change to the ownership of the contract. If the owner converts to the GWBL with the Joint life option under a contract with an individual annuitant, the owner must add the annuitant’s spouse as the joint annuitant. We will use the age of the younger spouse in determining the Joint life Applicable percentage.

If the contract has a
non-natural
owner and joint annuitants, and the owner converts to the GWBL with the Single life option, there will be no change to the ownership of the contract, unless the owner requests that the younger annuitant be dropped from the contract. If the owner converts to the GWBL on a Joint life basis, there will be no change to the ownership of your contract. We will use the age of the younger spouse in determining the Applicable percentage on a Joint life basis.

GWBL benefit base

Upon conversion, your GWBL benefit base is equal to either your account value or the Roll-up benefit base, as described under “Guaranteed annual withdrawal amount”. It will increase or decrease, as follows:

•	Your GWBL benefit base may be increased on each contract date anniversary, as described under “Annual Ratchet”.

•	Your GWBL benefit base is not reduced by withdrawals except any amounts withdrawn in excess of your Guaranteed annual withdrawal amount will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce the GWBL benefit base on a pro rata basis. See “Effect of Excess withdrawals”.

Guaranteed annual withdrawal amount

The Guaranteed annual withdrawal amount may be withdrawn at any time during the contract year that begins on the Conversion effective date, or any subsequent contract year. You may elect one of our automated payment plans or you may take partial withdrawals. The initial Guaranteed annual withdrawal amount is calculated as of the Conversion effective date. All withdrawals reduce your account value and Guaranteed minimum death benefit. Any withdrawals taken during the 30 days after the Conversion effective date will be counted toward the Guaranteed annual withdrawal amount.

We will recalculate the Guaranteed annual withdrawal amount on each contract date anniversary and as of the date of any Excess withdrawal, as described under “Effect of Excess withdrawals”. The withdrawal amount is guaranteed never to decrease as long as there are no Excess withdrawals.

Your Guaranteed annual withdrawals are not cumulative. If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

The withdrawal charge, if applicable, is waived for withdrawals up to the Guaranteed annual withdrawal amount, but all withdrawals are counted toward your free withdrawal amount. See “Withdrawal charge” in “Charges and expenses”.

Your Guaranteed annual withdrawal amount is calculated based on whether the benefit is based on a Single Life or Joint Life as described below:

Single life.
If your GMIB is converted to a GWBL on a Single life basis, the Guaranteed annual withdrawal amount will be equal to (1) either: (i) your account value on the Conversion effective date or (ii) your Roll-up benefit base on the Conversion effective date, multiplied by (2) the Applicable percentage.

Your initial GWBL benefit base and Applicable percentage will be determined by whichever combination of benefit base and percentage set forth in the table below results in a higher Guaranteed annual withdrawal amount.

The Applicable percentage applied to your account value is 6.0% (Column A). The Applicable percentage applied to your benefit base will be determined by the Roll-up rate in effect at the time of the calculation. If the first withdrawal was taken on the contract date anniversary after the owner was age 64 or if a withdrawal has never been taken, the Applicable percentage is 5.0% (Column B). If the first withdrawal was taken on or prior to the contract date anniversary when the owner was age 64 the Applicable percentage is 4% (Column C).

Applicable Percentage
A account value	B Roll-up benefit base (5% Roll-up rate)	C Roll-up benefit base (4% Roll-up rate)
6.0%	5.0%	4.0%

For example, assuming you have never taken a withdrawal, if on the Conversion effective date your Roll-up benefit base is $115,000, and your account value is $100,000, the Guaranteed annual withdrawal amount would be $6,000. This is because $115,000 (the Roll-up benefit base) multiplied by 5.0% (the percentage in Column B) equals only $5,750, while $100,000 (the account value) multiplied by 6.0% (the percentage in Column A) equals $6,000. Under this example, your initial GWBL benefit base would be $100,000, and your Applicable percentage would be 6.0%.

On the other hand, assuming you have never taken a withdrawal, if on the Conversion effective date your Roll-up benefit base is $200,000, and your account value is $100,000, the initial Guaranteed annual withdrawal amount would be $10,000. This is because $100,000 (the account value) multiplied by 6.0% (the percentage in Column A) equals only $6,000, while $200,000 (the Roll-up benefit base) multiplied by 5.0% (the percentage in Column B) equals $10,000. Under this example, your initial GWBL benefit base would be $200,000, and your Applicable percentage would be 5.0%.

The initial GWBL benefit base can be increased by an Annual Ratchet on each subsequent contract date anniversary to equal the account value on that date if it is greater than the GWBL benefit base on that date. If the GWBL benefit base increases as the result of an Annual Ratchet, we reserve the right to increase the charge at the time of the Annual Ratchet. See “Guaranteed withdrawal benefit for life charge” in “Charges and expenses”.

If the initial GWBL benefit base and Applicable percentage are calculated using your Roll-up benefit base on the Conversion effective date (Column B or Column C above), and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase from either 4.0% or 5.0% to 6.0%.

However, if the initial GWBL benefit base and Applicable percentage are calculated using your account value on the Conversion effective date (Column A above), then an Annual Ratchet will not affect the Applicable percentage.

If the GWBL benefit base and/or the Applicable percentage increases as the result of an Annual Ratchet, the Guaranteed annual withdrawal amount will also increase.

If you take a withdrawal during the 30 days following the Conversion effective date, and your GMIB is converted to the GWBL on a Single life basis, we will calculate whether that withdrawal exceeds the Guaranteed annual withdrawal amount based on your GWBL benefit base and Applicable percentage. If the withdrawal exceeds the Guaranteed annual withdrawal amount on a Single life basis, the conversion will still occur, but we will inform you that there is an Excess withdrawal.

Joint life/Successor owner.
If you hold an IRA or NQ contract, you may convert your GMIB to a Joint life GWBL. You must affirmatively request that the benefit be converted and your spouse must be at least age 70 on the Conversion effective date. If the younger spouse is younger than 70 as of the Conversion effective date, the election of Joint life will not be available, even if the contract was issued to spousal joint owners. The successor owner must be the owner’s spouse. For NQ contracts, the successor owner can be designated as a joint owner. See “Additional owner and annuitant requirements” for more information regarding the requirements for naming a successor owner. The automatic conversion of the GMIB to the GWBL will create a Single life contract with the GWBL, even if you and your spouse are joint owners of your NQ contract. You will be able to change your contract to a Joint life contract at a later date, before the first withdrawal is taken after the Conversion effective date. If you do add a Joint life contract, your spouse must submit any requested information.

For Joint life contracts, the percentages used in determining the Applicable percentage and the Guaranteed annual withdrawal amount will depend on your age or the age of your spouse, whoever is younger, as set forth in the following table.

The Applicable percentages applied to your account value are listed in Column A. The Applicable percentage applied to your benefit base will be determined by the Roll-up rate in effect at the time of the calculation. If the first withdrawal was taken on the contract date anniversary after the owner was age 64 or if a withdrawal has never been taken, the Applicable percentages are listed in Column B. If the first withdrawal was taken on or prior to the contract date anniversary when the owner was age 64 the Applicable percentage are listed in Column C.

	Applicable Percentages
Younger spouse’s age	A account value	B Roll-up benefit base (5% Roll-up rate)	C Roll-up benefit base (4% Roll-up rate)
85+	5.5%	4.0%	3.0%
80-84	5.0%	3.5%	2.5%
75-79	4.5%	3.0%	2.0%
70-74	4.0%	2.5%	1.5%

For example, assuming you have never taken a withdrawal, if on the Conversion effective date your account value is $100,000, your Roll-up benefit base is $150,000, and the younger spouse is age 72, the Guaranteed annual withdrawal amount would be $4,000. This is because $100,000 (the account value) multiplied by 4.0% (the percentage in Column A for the younger spouse’s age band) equals $4,000, while $150,000 (the Roll-up benefit base) multiplied by 2.5% (the percentage in Column B for the younger spouse’s age band) equals $3,750. Under this example, your initial GWBL benefit base would be $100,000, and your Applicable percentage would be 4.0%.

The initial GWBL benefit base can be increased by an Annual Ratchet on each subsequent contract date anniversary to equal the account value on that date if it is greater than the GWBL benefit base on that date. If the GWBL benefit base increases as the result of an Annual Ratchet, we reserve the right to increase the charge at the time of the Annual Ratchet. See “Guaranteed withdrawal benefit for life charge” in “Charges and expenses”.

If the initial GWBL benefit base and Applicable percentage are calculated using your Roll-up benefit base on the Conversion effective date (Column B above), and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase to the percentage listed in Column A. In addition, if the younger spouse has entered a new age band at the time of a ratchet, the Applicable percentage will increase to the percentage listed in Column
A for that age band. Similarly, if the initial GWBL benefit base and Applicable percentage are calculated using your account value on the Conversion effective date (Column A above), and the GWBL benefit base is increased by an Annual Ratchet in a year that the younger spouse has entered a new age band, the Applicable percentage will increase to the percentage listed in Column A for that age band.

Using the example above, if the account value is $160,000 on the contract date anniversary that the younger spouse is age 77, then the GWBL benefit base would ratchet to $160,000, the applicable percentage would increase to 4.5%, and your Guaranteed annual withdrawal amount would increase to $7,200.

You may elect Joint life at any time before you begin taking withdrawals. If the GMIB has already converted to the GWBL on a Single life basis, the calculation of the initial Applicable percentage and Guaranteed annual withdrawal amount will be based on the younger spouse’s age as of the Conversion effective date, not at the time you elect Joint life, even if the younger spouse is in a different age band at that time.

You can elect Joint life until the later of 30 days following conversion or your first withdrawal from the GWBL. We will recalculate your Guaranteed annual withdrawal amount based on the younger spouse’s age as of the Conversion effective date. If the withdrawal does not exceed the recalculated Guaranteed annual withdrawal amount, we will set up the GWBL on a Joint life basis. If the withdrawal exceeds the recalculated Guaranteed annual withdrawal amount, we will offer you the option of either: (i) setting up the benefit on a Joint life basis and treating your withdrawal as an Excess withdrawal, or (ii) setting up the benefit on a Single life basis.

Under a Joint life contract, lifetime withdrawals are guaranteed for the life of both the owner and the successor owner.

For Joint life IRA or NQ contracts, a successor owner may only be named before the first withdrawal is taken after the 30th day following the Conversion effective date, if your spouse is at least 70 on the Conversion effective date. (Withdrawals taken during the applicable period following the Conversion effective date will not bar you from selecting a Joint life contract, but may affect your ability to elect Joint life if the withdrawals are too large as described earlier in this section.)

If you and the successor owner are no longer married, you may either: (i) drop the original successor owner or (ii) replace the original successor owner with your new spouse. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. If the successor owner is dropped before the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will be based on the owner’s life on a Single life basis. After the first withdrawal is taken after the 30th day following the Conversion effective date, the successor owner can be dropped but cannot be replaced. If the successor owner is dropped after the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will continue to be based on the Joint life calculation described earlier in this section. The Applicable percentage will not be adjusted to a Single life percentage.

For Joint life contracts owned by a
non-natural
owner, a joint annuitant may be named. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. The annuitant and joint annuitant must be spouses. If the annuitant and joint annuitant are no longer married, you may either: (i) drop the joint annuitant or (ii) replace the original joint annuitant with the annuitant’s new spouse. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. If the joint annuitant is dropped before the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will be based on the annuitant’s life on a Single life basis. After the first withdrawal is taken after the 30th day following the Conversion effective date, the joint annuitant may be dropped but cannot be replaced. If the joint annuitant is dropped after the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will continue to be based on the Joint life calculation described earlier in this section.

Joint life QP contracts are not permitted in connection with this benefit. This benefit is not available under an Inherited IRA contract. If you are using your Series B or Series L contract to fund a charitable remainder trust, you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your GWBL. See “Owner and annuitant requirements”.

Effect of Excess withdrawals

For any withdrawal that causes cumulative withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and each subsequent withdrawal in that contract year are considered Excess withdrawals.

An Excess withdrawal can cause a significant reduction in both your GWBL benefit base and your Guaranteed annual withdrawal amount. If you make an Excess withdrawal, we will recalculate your GWBL benefit base and the Guaranteed annual withdrawal amount, as follows:

•	Amounts withdrawn in excess of your Guaranteed annual withdrawal amount will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce the GWBL benefit base on a pro rata basis.
•	The Guaranteed annual withdrawal amount is recalculated on the following contract date anniversary to equal the Applicable percentage multiplied by the reset GWBL benefit base. You no longer have a Guaranteed annual withdrawal amount for the remainder of the contract year in which you have taken an Excess withdrawal.

You should not convert your GMIB to a GWBL if you plan to take withdrawals in excess of your Guaranteed annual withdrawal amount as such withdrawals may significantly reduce or eliminate the value of the GWBL benefit. If your account value is less than your GWBL benefit base (due, for example, to negative market performance), an Excess withdrawal, even one that is only slightly more than your Guaranteed annual withdrawal amount, can significantly reduce your GWBL benefit base and the Guaranteed annual withdrawal amount.

For example, assume your GWBL benefit base (based on the Roll-up benefit base) is $100,000 and your account value is $80,000 when you decide to begin taking withdrawals at age 86, on a Single life basis. Assume the Roll-up rate in effect prior to conversion was 5%, Your Guaranteed annual withdrawal amount is equal to $5,000 (5.0% of $100,000). You take an initial withdrawal of $8,000. Your Excess withdrawal amount is $3,000 ($8,000 minus $5,000) and it is 3.75% of your account value.

As your benefit base is $100,000 before the withdrawal, it would be reduced by 3.75% or $3,750 (3.75% of $100,000) as your excess portion of withdrawal. Your new benefit base would be $96,250 ($100,000 minus $3,750). In addition, your Guaranteed annual withdrawal amount is reduced to $4,813 (5.0% of $96,250), instead of the original $5,000. See “How withdrawals affect your guaranteed benefits”.

Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds the greater of (i) the Guaranteed annual withdrawal amount or (ii) the 10% free withdrawal amount. A withdrawal charge would not be applied in the example above since the $8,000 withdrawal (equal to 10% of the contract’s account value as of the beginning of the contract year) falls within the 10% free withdrawal amount. Under the example above, additional withdrawals during the same contract year could result in a further reduction of the GWBL benefit base and the Guaranteed annual withdrawal amount, as well as an application of withdrawal charges, if applicable. See “Withdrawal charge” in “Charges and expenses”.

You should note that an Excess withdrawal that reduces your account value to zero terminates the contract, including all benefits, without value. See “Effect of your account value falling to zero”.

In general, if your contract is a traditional IRA and you participate in our Automatic RMD service, an automatic withdrawal under that program will not cause an Excess withdrawal, even if it exceeds your Guaranteed annual withdrawal amount. For more information, see “Lifetime required minimum distribution withdrawals” in “Accessing your money”.

Annual Ratchet

Your GWBL benefit base is recalculated on each contract date anniversary to equal the greater of: (i) the account value and (ii) the most recent GWBL benefit base. If your account value is greater, we will ratchet up your GWBL benefit base to equal your account value. For Joint life contracts, if your GWBL benefit base ratchets on any contract date anniversary after you begin taking withdrawals, your Applicable percentage may increase based on the younger spouse’s attained age at the time of the ratchet. For Single life contracts, if the initial GWBL benefit base and Applicable percentage are calculated using your Roll-up benefit base on the Conversion effective date and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase from either 4.0% or 5.0% to 6.0%. For both Single life and Joint life contracts, your Guaranteed annual withdrawal amount will also be increased, if applicable, to equal your Applicable percentage times your new GWBL benefit base.

Subsequent contributions

Subsequent contributions are not permitted after the Conversion effective date.

Investment options

While the GWBL is in effect, investment options will be restricted to the investment options that were available to you when your GMIB was in effect. If you convert from GMIB I — Asset Allocation, your investment option will remain restricted to Option A. If you convert from GMIB II — Custom Selection, you will continue to have access to both Option A and Option B investment options. You will be able to reallocate your account value, at any time after the conversion, subject to the applicable allocation limitations. The ATP will remain in effect on your contract after conversion to the GWBL, but you will no longer be able to elect the ATP exit option.

Dollar cost averaging

Any dollar cost averaging program in place on the date of conversion will be terminated.

You may elect a new Investment simplifier program after conversion, but the Special DCA programs will not be available after conversion. See “Dollar cost averaging” in “Benefits available under the contract”.

Earnings enhancement benefit

If you elected the Earnings enhancement benefit, it will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL, as it is no longer eligible to increase. We will continue to deduct the charge for this benefit as long as it remains in effect. See “Guaranteed benefit charges” in “Charges and expenses” for more information.

Guaranteed minimum death benefit

The Guaranteed minimum death benefit that is in effect before the conversion of the GMIB to the GWBL will continue to be in effect after the conversion, but there will be no further Annual Ratchets or
Roll-ups
of the death benefit as of the contract date anniversary following age 85. However, we will continue to deduct the charge for these benefits as long they remain in effect. See “Guaranteed benefit charges” in “Charges and expenses” for more information. See “How withdrawals affect your guaranteed benefits” and “Spousal continuation” in “Benefits available under the contract”.

If you convert your GMIB to a GWBL on a Joint life basis, the Guaranteed minimum death benefit that would otherwise have been payable at the death of the owner (or the older joint owner or the annuitant or older joint annuitant if the contract is owned by a non-natural
owner) will be payable at the death of the second to die of the owner and successor owner (or both joint annuitants if the contract is owned by a non-natural
owner). Under certain circumstances,
Roll-ups
and Annual Ratchets may resume after the death of the older spouse, depending on the age of the younger spouse. See “Spousal continuation” in “Benefits available under the contract”.

Annuity maturity date.
If your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments for life that as of your maturity date are at least equal to the Guaranteed annual withdrawal amount that you would have received under the GWBL. Any remaining Guaranteed minimum death benefit value will be terminated. See “Annuity maturity date” in “Accessing your money”.

Effect of your account value falling to zero

If your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no further payments or benefits. If an Excess withdrawal results in a withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero.

However, if your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, please note the following:

•	Your Accumulator
®
Series contract terminates and you will receive a supplementary life annuity contract setting forth your continuing benefits. The owner of the Accumulator
®
Series contract will be the owner and annuitant. The successor owner, if applicable, will be the joint annuitant. If the owner is non-natural,
the annuitant and joint annuitant, if applicable, will be the same as under your Accumulator
®
Series contract.

•	If you were taking withdrawals through the “Maximum payment plan,” we will continue the scheduled withdrawal payments on the same basis.

•	If you were taking withdrawals through the “Customized payment plan” or in unscheduled partial withdrawals, we will pay the balance of the Guaranteed annual withdrawal amount for that contract year in a lump sum. Payment of the Guaranteed annual withdrawal amount will begin on the next contract date anniversary.

•	Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually if automatic payments were not being made.

•	Any Guaranteed minimum death benefit remaining under the original contract will be carried over to the supplementary life annuity contract. The death benefit will no longer grow and will be reduced on a dollar-for-dollar
basis as payments are made. If there is any remaining death benefit upon the death of the owner and successor owner, if applicable, we will pay it to the beneficiary.

•	The charge for the GWBL and any Guaranteed minimum death benefit will no longer apply.

•	If at the time of your death the Guaranteed annual withdrawal amount was being paid to you as a supplementary life annuity contract, your beneficiary may not elect the Beneficiary continuation option.

Other important considerations

•	This benefit is not appropriate if you do not intend to take withdrawals prior to annuitization.

•	Amounts withdrawn in excess of your Guaranteed annual withdrawal amount may be subject to a withdrawal charge, as described in “Charges and expenses”. In addition, all withdrawals count toward your free withdrawal amount for that contract year. Excess withdrawals can significantly reduce or completely eliminate the value of the GWBL. See “Effect of Excess withdrawals”.

•	Withdrawals are not considered annuity payments for tax purposes. See “Tax information”.

•	All withdrawals reduce your account value and Guaranteed minimum death benefit. See “How withdrawals affect your guaranteed benefits” and “How withdrawals are taken from your account value” in “Accessing your money”.

•	If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

•	The GWBL benefit terminates if the contract is continued under the beneficiary continuation option or under the Spousal continuation feature if the spouse is not the successor owner.

•	If you surrender your contract to receive its cash value and your cash value is greater than your Guaranteed annual withdrawal amount, all benefits under the contract will terminate, including the GWBL benefit. See “Surrendering your contract to receive its cash value” in “Accessing your money”.

•	If you transfer ownership o f the contract, you terminate the GWBL benefit. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” for more information.

•	Withdrawals are available under other annuity contracts we offer and the contract without purchasing a withdrawal benefit.

•	If you elect GWBL on a Joint life basis and subsequently get divorced, your divorce will not automatically terminate the contract. For both Joint life and Single life contracts, it is possible that the terms of your divorce decree could significantly reduce or completely eliminate the value of this benefit. Any withdrawal made for the purpose of creating another contract for your ex-spouse
will reduce the benefit base(s) as described in “How withdrawals affect your guaranteed benefits”, even if pursuant to a divorce decree.

•	Before you name a beneficiary and if you are considering whether your joint owner/annuitant or beneficiary is treated as your spouse, please be advised that civil union partners and domestic partners are not treated as spouses for federal purposes; in the event of a conflict between state and federal law we follow federal law in the determination of spousal status. See “Spousal continuation” in this Prospectus.

Dropping the Guaranteed withdrawal benefit for life after conversion

You may drop the GWBL from your contract after conversion from the GMIB, subject to the following restrictions:

•	You may not drop the GWBL if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions. If there are no withdrawal charges in effect under your contract on the Conversion effective date, you may drop the GWBL at any time.

•	The GWBL will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the GWBL on a date other than a contract date anniversary, we will deduct a pro rata portion of the GWBL charge for that year, on that date.

•	After the GWBL is dropped, the withdrawal treatment for the Guaranteed minimum death benefit will continue to be on a pro rata basis.

•	Generally, only contracts with the GWBL can have successor owners. However, if your contract has the GWBL with the Joint life option, the successor owner under that contract will continue to be deemed a successor owner, even if you drop the GWBL. The successor owner will continue to have precedence over any designated beneficiary in the event of the owner’s death.

•	If the GWBL is dropped and the “Greater of” GMDB is not in effect, the ATP will no longer be in effect. Any account v a lue in the ATP Portfolio will be allocated to your variable investment options.

•	If the GWBL is dropped and the “Greater of” GMDB continues, the ATP will continue for as long as the “Greater of” GMDB remains in effect.

After your request has been processed, you will receive a letter confirming that the GWBL has been dropped.

Dropping
your g
uaranteed benefits in the event of a fee change.
In the event that we exercise our contractual right
to change the fees for the guaranteed benefits, you
may be given a one-time opportunity to drop your guaranteed benefits, subject to our rules.
You may drop your guaranteed benefits only within 30
days of the fee change notification. The requirement
that all withdrawal charges have expired will be waived.
Please see “Fee changes for the guaranteed benefits” under “Charges and expenses” for information on dropping your GWBL upon notice of a change to the GWBL fee.

How withdrawals affect your guaranteed benefits

Withdrawals affect your guaranteed benefit bases, as follows:

If the GMIB is elected at issue in combination with any Guaranteed minimum death benefit:

•	In the first contract year, all withdrawals reduce your Roll-up benefit base and Highest Anniversary Value benefit base on a pro rata basis.

•	Beginning in the second contract year, withdrawals up to your Annual withdrawal amount will not reduce your
Roll-up
benefit base. Instead, such withdrawals reduce your Annual
Roll-up
amount on a
dollar-for-dollar
basis.

•	Beginning in the second contract year, withdrawals up to your Annual withdrawal amount will reduce your Highest Anniversary Value benefit base on a dollar-for-dollar basis.

•	An Excess withdrawal will always reduce your
Roll-up
benefit base and your Highest Anniversary Value benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals in that contract year will reduce your guaranteed benefit bases on a pro rata basis.

•	All withdrawals from your contract always reduce your Return of Principal death benefit base on a pro rata basis.

•	Low account value. Due to withdrawals and/or poor market performance, your account value could become insufficient to pay any applicable charges when due. This will cause your contract to terminate and could cause you to lose your Guaranteed minimum income benefit and any other guaranteed benefits. Please see “Effect of your account value falling to zero” in “Determining your contract’s value” for more information.
If the Highest Anniversary Value death benefit is elected at issue without the GMIB:

•	All withdrawals from your contract always reduce your Highest Anniversary Value benefit base on a pro rata basis.

If you have the Return of Principal death benefit (with or without the GMIB):

•	All withdrawals from your contract reduce your Return of Principal death benefit base on a pro rata basis.

If the GMIB is dropped after issue before you are eligible to convert to the GWBL:

•	If you had the Return of Principal death benefit prior to dropping the GMIB, the Return of Principal death benefit will continue to be in effect and withdrawals will continue to reduce your Return of Principal death benefit base on a pro rata basis.

•	If you had the Highest Anniversary Value death benefit prior to dropping the GMIB, the Highest Anniversary Value death benefit will continue to be in effect and withdrawals will reduce the Highest Anniversary Value benefit base on a pro rata basis as of the date you drop the GMIB.

•	If you had the “Greater of” GMDB prior to dropping the GMIB, the “Greater of” GMDB will automatically be dropped and convert to the Return of Principal death benefit. The value of the Return of Principal death benefit base would be adjusted to reflect what the Return of Principal death benefit base would have been had your contract been issued with the Return of Principal death benefit. All withdrawals will reduce the Return of Principal death benefit base on a pro rata basis.

If the GMIB is dropped without converting to GWBL within 30 days after the contract date anniversary following age 85:

•	All withdrawals from your contract always reduce your Return of Principal death benefit base on a pro rata basis.

•	If the Highest Anniversary Value death benefit is still effective, withdrawals are taken on a dollar-for-dollar
basis up to 5% of the beginning of year Highest Anniversary Value benefit base. The portion of any withdrawal over this amount and all subsequent withdrawals in that contract year will reduce the benefit base on a pro rata basis.

•	If the “Greater of” GMDB is still effective, the
Roll-up
benefit base and the Highest Anniversary Value benefit base are each reduced by withdrawals on a dollar-for-dollar
basis up to 5% of the beginning of contract year
Roll-up
benefit base. The portion of any withdrawal over this amount and all subsequent withdrawals in that contract year will reduce the respective benefit bases on a pro rata basis.

If your GMIB converts to GWBL:

•	Withdrawals up to your Guaranteed annual withdrawal amount will not reduce your GWBL benefit base.

•	An Excess withdrawal will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce your GWBL benefit base on a pro rata basis.

If your GMIB converts to GWBL, and you have a “Greater of” GMDB, the Highest Anniversary Value death benefit or the Return of Principal death benefit:

•	All withdrawals from your contract reduce your Roll-up benefit base, Highest Anniversary Value benefit base and Return of Principal death benefit base on a pro rata basis.

See “Dropping the Guaranteed minimum income benefit after issue”.

Please consider that the GWBL is not beneficial to you unless you intend to take withdrawals.

For information on how RMD payments affect your guaranteed benefits, see “Lifetime required minimum distribution withdrawals” in “Accessing your money”.

How a pro rata reduction is calculated

Reduction on a pro rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current benefit base by the same percentage. If you take a withdrawal that reduces your guaranteed benefit base on a pro rata basis and your account value is less than your guaranteed benefit base, the amount of the guaranteed benefit base reduction will exceed the amount of the withdrawal.

For example, if your account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If your benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and your new benefit after the withdrawal would be $24,000 ($40,000 – $16,000). If your account value is greater than your guaranteed benefit base, the amount of the guaranteed benefit base reduction will be less than the amount of the withdrawal.

For purposes of calculating the adjustment to your guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your account value. For more information on the calculation of the charge, see “Withdrawal charge”.
Prior to conversion, when an RMD withdrawal using our RMD program occurs, the entire withdrawal amount will reduce the
Roll-up
benefit base and the Highest Anniversary Value benefit base on a dollar-for-dollar
basis. Reduction on a
dollar-for-dollar
basis means that your
Roll-up
benefit base and your Highest Anniversary Value benefit base will be reduced by the dollar amount of the withdrawal. After conversion, the RMD amount, if greater than the Guaranteed annual withdrawal amount, will not reduce the GWBL benefit base.

For QP contracts, after the first contract year, additional contributions made during the contract year do not affect the amount of the withdrawals that can be taken on a dollar-for-dollar
basis in that contract year.

Guaranteed benefit offers

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. Previously, we made offers to groups of contract owners that provided for an increase in account value in return for terminating their guaranteed death or income benefits. In the future, we may make additional offers to these and other groups of contract owners.

When we make an offer, we may vary the offer amount, up or down, among the same group of contract owners based on certain criteria such as account value, the difference between account value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis, depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of contract owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining contract owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

Other Benefits

Dollar cost averaging

We offer a variety of dollar cost averaging programs. Under Option A or Option B, you may participate in a Special DCA program. Under Option A, but not Option B, you may participate in one of two Investment simplifier programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Under Option A, your dollar cost averaging transfer allocations to the guaranteed interest option cannot exceed 25% of your dollar cost averaging transfer allocations. Under Option B, dollar cost averaging transfer allocations must also meet Custom Selection guidelines. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

Units measure your value in each variable investment option.

We offer the following dollar cost averaging programs:

•	Special dollar cost averaging;

•	Special money market dollar cost averaging; and

•	Investment simplifier.

Our Special DCA programs.
We currently offer the “Special dollar cost averaging program” with Series B and Series L contracts and the “Special money market dollar cost averaging program” with Series CP
®
contracts. Collectively, we refer to the special dollar cost averaging program and the special money market dollar cost averaging program as the “Special DCA programs”.

Special dollar cost averaging program

You may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We pay interest at guaranteed rates in this account for specified time periods. We credit daily interest, which will never be less than 1% or the guaranteed lifetime minimum rate for the guaranteed interest option, whichever is greater, to amounts allocated to this account. The guaranteed lifetime minimum rate is 1.00%. There is no maximum rate. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in this account. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options over an available time period that you select. If the special dollar cost averaging program is selected at the time of application to purchase the Accumulator
®
Series contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the remainder of the time period selected at application. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the remainder of the time period selected at application. Contribution(s) made to a special dollar cost averaging program selected after your contract has been issued will be credited with the then current interest rate on the date the contribution is received by the Company for the time period initially selected by you. Once the time period you selected has ended, you may select an additional time period if you are still eligible to make contributions under your contract. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the selection that you have previously made.

Special money market dollar cost averaging program

You may dollar cost average from the account for special money market dollar cost averaging option, which is part of the EQ/Money Market investment option.

Under both Special DCA programs, the following applies:

•	Initial contributions to a program must be at least $2,000; subsequent contributions to an existing program must be at least $250.

•	Subsequent contributions to an existing program do not extend the time period of the program.

•	Contributions into a program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a program.

•	We offer time periods of 3, 6 or 12 months. We may also offer other time periods; you may only have one time period in effect at any time and once you select a time period, you may not change it.

•	Currently, your account value will be transferred from the program into the investment options on a monthly basis. We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

•	Contributions to a program may be designated for the variable investment options and/or the guaranteed interest option, subject to the following:

—
If you want to take advantage of one of our programs, 100% of your contribution must be allocated to that program. In other words, your contribution cannot be split between your Special DCA program and any other investment options available under the contract.

—
You may designate up to 25% of your program to the guaranteed interest option, even if such a transfer would result in more than 25% of your account value being allocated to the guaranteed interest option. See “Transferring your account value” in “Transferring your money among investment options”.

•	Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file, the instructions for your program will change to match your new allocation instructions.

•	We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the investment options. If you request to transfer or withdraw any other amounts from your program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the program that we have on file for you.

•	Except for withdrawals made under our Automatic RMD withdrawal service or our other automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your program allocation instructions. Any withdrawal from a program will reduce your guaranteed benefit bases. See “How withdrawals affect your guaranteed benefits”.

•	For contracts with GMIB, ATP transfers are not taken out of amounts allocated to a Special DCA program. Please see “Asset transfer program (“ATP”)”.

•	If the GMIB converts to the GWBL, the Special DCA programs are not available.

•	You may cancel your participation in the program at any time by notifying us in writing. If you terminate your program, we will allocate any remaining amounts in your program pursuant to your program allocations instructions on file.

Investment simplifier

Under Option A, we offer two Investment simplifier options which are dollar cost averaging programs. You may not participate in an Investment simplifier option when you are participating in a Special DCA program. The Investment simplifier options are not available under Option B.

Fixed-dollar option.
Under this option you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the investment options available under Option A. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. This option is subject to the guaranteed interest option transfer limitations described under “Transferring your account value” in “Transferring your money among investment options”. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if such a transfer ends the program. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

Interest sweep option.
Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the investment options available under Option A. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

Interaction of dollar cost averaging programs with other contract features and benefits

You may only participate in one dollar cost averaging program at a time. See “Transferring your money among investment options”. If your GMIB converts to the GWBL, that will terminate any dollar cost averaging program you have in place at the time, and may limit your ability to elect a new dollar cost averaging program after conversion. See “Guaranteed withdrawal benefit for life (“GWBL”)”. Also, for information on how the dollar cost averaging program you select may affect certain guaranteed benefits see “Guaranteed minimum death benefit and Guaranteed minimum income benefit base”.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. Not all dollar cost averaging programs are available in all states. See

Appendix “State contract availability and/or variations of certain features and benefits” for more information on state availability.

Rebalancing your account value

If you elect Option A for your investment options, a recurring optional rebalancing program is not available, instead you can rebalance your account value by submitting a request to rebalance your account value as of the date we receive your request. Any subsequent rebalancing transactions would require a subsequent rebalancing request. If you elect Option B, we require an automatic quarterly rebalancing program. For more information about Options A and B and the rebalancing program under Option B, see “Allocating your contributions”.

3.
Principal risks of investing in the contract

The risks identified below are the principal risks of investing in the contract. The contract may be subject to additional risks other than those identified and described in this Prospectus.

Risks associated with variable investment options

You take all the investment risk for amounts allocated to one or more of the subaccounts, which invest in Portfolios. If the subaccounts you select increase in value, then your Total account value goes up; if they decrease in value, your Total account value goes down. How much your Total account value goes up or down depends on the performance of the Portfolios in which your subaccounts invest. We do not guarantee the investment results of any Portfolio. An investment in the contract is subject to the risk of poor investment performance, and the value of your investment can vary depending on the performance of the selected Portfolio(s), each of which has its own unique risks. You should review the Portfolios before making an investment decision.

Insurance company risk

No company other than us has any legal responsibility to pay amounts that we owe under the contract including amounts allocated to the guaranteed interest option. The general obligations and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. You should look solely to our financial strength for our claims-paying ability.

Possible fees on access to total account value

We may apply fees if you access your Total account value during the accumulation period or surrender your contract. For example, in addition to possible tax consequences, you may incur fees for accessing your Total account value such as a withdrawal charge, transfer fee, third party transfer or exchange fee, annual administrative expense, base contract expense, and/or a charge for any optional benefits.

Possible adverse tax consequences

The tax considerations associated with the contract vary and can be complicated. The applicable tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. The tax consequences discussed in this Prospectus are general in nature and describe only federal income tax law (not state, local, foreign or other federal tax laws). Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. Tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted. Before making contributions to your contract or taking other action related to your contract, you should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract.

Withdrawals are generally subject to income tax, and may be subject to tax penalties if taken before age 59
1
⁄
2
.

Not a short-term investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle and you should consider whether investing in the contract is consistent with the purpose for which the investment is being considered.

Risk of loss

All investments have risks to some degree and it is possible that you could lose money by investing in the contract. An investment in the contract is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Optional Benefits

Investment options are limited if Guaranteed benefits are elected. We may limit or stop accepting contributions and transfers to the variable investment options which means that you may no longer increase your account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers. Excess withdrawals may terminate or significantly reduce the value of your optional benefits.

Series CP
®
Contracts

The fees and charges for Series CP
®
contracts are higher than for Series B contracts and the amount of the credit may be more than offset by these higher fees and charges. Credits may be recaptured upon free look, annuitization and death. Withdrawals may limit credits for subsequent contributions.

Limitations on access to cash value through withdrawals

Withdrawals may be subject to withdrawal charges, income tax and may be subject to tax penalties if taken before age 59
1
⁄
2
. The minimum partial withdrawal amount is $300. Withdrawals will reduce your Total account value and optional benefit bases and the amount of the reduction may be greater than the dollar amount of the withdrawal. Excess withdrawals may terminate or significantly reduce the value of your optional benefits. Certain withdrawals may also terminate your contract. Withdrawals from Series CP
®
contracts may limit credits for subsequent contributions.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyberattacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyberattacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like
COVID-19),
natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third-party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even when our workforce and employees of our service providers and/or third-party administrators can work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions, as well as possibly being more susceptible to cyberattacks. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyberattacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

COVID-19

The
COVID-19
pandemic has negatively impacted the U.S. and global economies. A wide variety of factors continue to impact financial and economic conditions, including, among others, volatility in the financial markets, rising inflation rates, supply chain disruptions, continued low interest rates and changes in fiscal or monetary policy. Efforts to prevent the spread of
COVID-19
have affected our business directly in a number of ways, including through the temporary closures of many businesses and schools and the institution of social distancing requirements in many states and local communities. Businesses or schools that have reopened have restricted or limited access for the foreseeable future and may do so on a permanent or episodic basis. As a result, our ability to sell products through our regular channels and the demand for our products and services has been significantly impacted.

While we have implemented risk management and contingency plans with respect to the
COVID-19
pandemic, such measures may not adequately protect our business from the full impacts of the pandemic. Currently, most of our employees and advisors are continuing to work remotely. Extended periods of remote work arrangements could introduce additional operational risk including, but not limited to, cybersecurity risks, and impair our ability to effectively manage our business. We also outsource a variety of functions to third parties whose business continuity strategies are largely outside our control.

Economic uncertainty resulting from the
COVID-19
pandemic may have an adverse effect on product sales and result in existing policyholders withdrawing at greater rates.
COVID-19
could have an adverse effect on our insurance business due to increased mortality and morbidity rates. The cost of reinsurance to us for these policies could increase, and we may encounter decreased availability of such reinsurance. If policyholder lapse and surrender rates or premium waivers significantly exceed our expectations, we may need to change our assumptions, models or reserves.

Our investment portfolio has been, and may continue to be, adversely affected by the
COVID-19
pandemic. Our investments in mortgages and commercial mortgage-backed securities have been, and could continue to be, negatively affected by delays or failures of borrowers to make payments of principal and interest when due. In some jurisdictions, local governments have imposed delays or moratoriums on many forms of enforcement actions. Furthermore, declines in equity markets and interest rates, reduced liquidity or a continued slowdown in the U.S. or in global economic conditions may also adversely affect the values and cash flows of investments. Market volatility also caused significant increases in credit spreads, and any continued volatility may increase our borrowing costs and decrease product fee income. Further, severe market volatility may leave us unable to react to market events in a prudent manner consistent with our historical investment practices.

The extent of the
COVID-19
pandemic’s impact on us will depend on future developments that are still highly uncertain, including the severity and duration of the pandemic, actions taken by governments and other third parties in response to the pandemic and the availability and efficacy of vaccines against
COVID-19
and its variants.

4.
Determining your contract’s value

Your account value and cash value

Your “account value” is the total of the values you have in: (i) the variable investment options (including the ATP Portfolio); (ii) the guaranteed interest option; and (iii) a Special DCA program.

Your contract also has a “cash value.” At any time before annuity payments begin, your contract’s cash value is equal to the account value, less: (i) the total amount or a pro rata portion of the annual administrative charge and any optional benefit charges; and (ii) any applicable withdrawal charges. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

Your contract’s value in the variable investment options

Each variable investment option (including the ATP Portfolio) invests in shares of a corresponding Portfolio. Your value in each variable investment option (including the ATP Portfolio) is measured by “units.” The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option (including the ATP Portfolio) depends on the investment performance of that option, less daily charges for:

(i)	operations expenses;

(ii)	administrative expenses; and

(iii)	distribution charges.

On any day, your value in any variable investment option (including the ATP Portfolio) equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day’s value for one unit. The number of your contract units in any variable investment option (including the ATP Portfolio) does not change unless they are:

(i)	increased to reflect additional contributions (plus the credit for Series CP ® contracts);

(ii)	decreased to reflect a withdrawal (plus withdrawal charges if applicable); or

(iii)	increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed minimum death benefit, GMIB, GWBL and/or Earnings enhancement benefit charges, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated is found in the SAI.
Your contract’s value in the guaranteed interest option

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus withdrawals out of the option, and charges we deduct.

Your contract’s value in the account for special dollar cost averaging

(For Series B and Series L contracts only)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, less the sum of all amounts that have been transferred to the variable investment options you have selected.

Effect of your account value falling to zero

Your account value will fall to zero and your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose your Guaranteed minimum income benefit, Guaranteed minimum death benefit and any other guaranteed benefits, except as discussed below. If your account value is low, we strongly urge you to contact your financial professional or us to determine the appropriate course of action prior to your next contract date anniversary. Your options may include making additional contributions, stopping withdrawals or exercising your guaranteed benefits.

We deduct guaranteed benefit and annual administrative charges from your account value on your contract date anniversary. If you elected the Guaranteed minimum income benefit, you can only exercise the benefit during the 30 day period following your contract date anniversary. Therefore, if your account value is not sufficient to pay fees on your next contract date anniversary, your contract will terminate without value and you will not have an opportunity to exercise your Guaranteed minimum income benefit unless the no lapse guarantee provision under your contract is still in effect.

See Appendix “State contract availability and/or variations of certain features and benefits” for any state variations with regard to terminating your contract.

Guaranteed minimum income benefit no lapse guarantee.
In certain circumstances, even if your account value falls to zero, your GMIB will still have value. Please see “Benefits available under the contract” for information on this feature.

Guaranteed withdrawal benefit for life.
If your GMIB converts to the GWBL and your account value falls to zero due to an Excess withdrawal, we will terminate your contract, including any enhanced death benefit, and you will receive no payment or supplementary life annuity contract, even if your GWBL benefit base is greater than zero. If, however, your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, the benefit will still have value. See “Benefits available under the contract”.

Termination of your contract

Your contract, including any guaranteed benefits (except as noted below) you have elected, will terminate for any of the following reasons:

•	You surrender your contract. See “Surrendering your contract to receive its cash value” in Accessing your money” for more information.

•	You annuitize your contract. See “Your annuity payout options” in “Accessing your money” for more information.

•	Your contract reaches its maturity date, which will never be later than the contract date anniversary following your 95th birthday, at which time the contract must be annuitized or paid out in a lump sum. See “Your Annuity maturity date” in “Accessing your money”.

•	Your account value is insufficient to pay any applicable charges when due. See “Effect of your account value falling to zero” for more information.

Under certain circumstances, your GWBL will continue even if your contract terminates. See “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract” for more information.

5.
Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

•	You may not transfer any amount to a Special DCA program.

•	Under Option A, a transfer into the guaranteed interest option (other than a dollar cost averaging transfer) will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day.

•	Under Option B, you may make a transfer from one investment option to another investment option within the same category provided the resulting allocation to the receiving investment option does not exceed the investment option maximum in place at the time of the transfer. You can make a transfer from an investment option in one category to an investment option in another category as long as the minimum rules for the transferring category, the minimum and maximum rules for the receiving category and the maximum rule for the receiving investment option are met. You may also request a transfer that would reallocate your account value based on percentages, provided those percentages are consistent with the category and investment option limits in place at the time of the transfer. In calculating the limits for any transfer, we use the account value percentages as of the date prior to the transfer. Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection rules at the time of the request. In connection with any transfer, you should consider providing new allocation instructions, which would be used in connection with future rebalancing. A transfer must comply with transfer rules described under “Allocating your contributions”.

•	You may not transfer any amount to the ATP Portfolio.

•	Beginning in the second contract year and until the contract date anniversary following age 85, you may elect to have 100% of your account value in the ATP Portfolio transferred out and allocated according to your allocation instructions on file. You may only initiate this transfer once per contract year and you must make this election using our required form. This election is called the ATP exit option. See “Asset transfer program (“ATP”)” in “Benefits available under the contract” for more information.
•	If you transfer amounts from the guaranteed interest option, not in connection with a dollar cost averaging program, to the variable investment options, the ATP formula will be triggered. This could result in a transfer of account value either in to or out of the ATP Portfolio.

•	We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses”.

•	We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers. We may, at any time, change our transfer rules. We may also, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

•	Our current transfer restrictions are set forth in “Disruptive transfer activity”.

•	The maximum amount that may be transferred from the guaranteed interest option to any investment option in any contract year is the greatest of:

(a)	25% of the amount you have in the guaranteed interest option on the last day of the prior contract year;

(b)	the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

(c)	25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

Some states may have additional transfer restrictions. Please see Appendix “State contract availability and/or variations of certain features and benefits”.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you. We will also tell you at least 45 days in advance of the day we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. If you are eligible, a new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing (using our specific form) or through Equitable Client portal. You must send in all written transfer requests on the specific form we provide directly to our processing office. We will confirm all transfers in writing.

Please see “Allocating your contributions” in “Purchasing the Contract” for more information about your role in managing your allocations.

Disruptive transfer activity

You should note that the contract is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-and
mid-capitalization
companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-and
mid-capitalization
companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios;
(2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners; and (4) these procedures do not apply to the ATP Portfolio.

We offer investment options with underlying portfolios that are part of the affiliated Trust. The affiliated Trust has adopted policies and procedures regarding disruptive transfer activity. It discourages frequent purchases and redemptions of Portfolio shares and will not make special arrangements to accommodate such transactions. It aggregates inflows and out flows for each Portfolio on a daily basis. On any day when a Portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated Trust obtains from us contract owner trading activity. The affiliated Trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. The affiliated Trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the affiliated Trust for more information.

As of the date of this Prospectus, we do not offer investment options with underlying portfolios that are part of an outside trust (an “unaffiliated trust”). Should we offer such investment options in the future, each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity, which would be disclosed in the unaffiliated trust prospectus. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Any such unaffiliated trust would also have the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

6.
Accessing your money

Withdrawing your account value

You have several ways to withdraw your account value before annuity payments begin. Withdrawals will be deducted pro rata from the applicable investment options. The table below shows the methods available under each type of contract. More information follows the table.

All withdrawals reduce your account value on a dollar-for-dollar basis and may be subject to withdrawal charges and have tax consequences, including possible tax penalties. For information on how withdrawals significantly reduce or terminate your guaranteed benefits and could potentially cause your contract to terminate, see “How withdrawals affect your guaranteed benefits” in “Benefits available under the contract”.

Please see “How withdrawals affect your guaranteed benefits” in “Benefits available under the contract” and “Effect of your account value falling to zero” in “Determining your contract’s value” for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

Method of withdrawal

Contract (1)	Auto- matic payment plans	Partial	Syste- matic	Pre-age 59 1 ⁄ 2 sub- stantially equal	Lifetime required minimum distribu- tion
NQ	Yes	Yes	Yes	No	No
Traditional IRA	Yes	Yes	Yes	Yes	Yes
Roth IRA	Yes	Yes	Yes	Yes	No
Inherited IRA	No	Yes	No	No	(2)
QP (3)	Yes	Yes	No	No	No
(1)	Please note that not all contract types are available under the contracts.
(2)	The contract pays out post-death required minimum distributions. See “Inherited IRA beneficiary continuation contract” in “Purchasing the Contract”
(3)	All payments are made to the plan trust, as the owner of the contract. See Appendix “Purchase considerations for QP contracts”.

All requests for withdrawals must be made on a specific form that we provide. Please see “How to reach us” under “The Company” for more information.

Partial withdrawals
(All contracts)

You may take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300.

Partial withdrawals will be subject to a withdrawal charge if they exceed the 10% free withdrawal amount. For more information, see “10% free withdrawal amount” in “Charges and expenses”.
Any request for a partial withdrawal that results in an Excess withdrawal will terminate your participation in the Maximum payment plan or Customized payment plan. Any partial withdrawal request will terminate the systematic withdrawal option.

Automatic payment plans

You may take automatic withdrawals under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. The first payment date cannot be more than one full payment period from the date the enrollment form is received at our processing office. If a later date is specified, we will not process your enrollment form. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an automatic payment plan count towards your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning after the first contract date anniversary. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary.

Each scheduled payment cannot be less than $50. If scheduled payments would be less than $50, the program will be terminated. This applies even if an RMD withdrawal causes the reduction of scheduled amounts below $50. Scheduled payments are taken pro rata from all variable investment options (including the ATP Portfolio) and the guaranteed interest option. Scheduled payments are not taken out of the Special DCA programs.

When we use the term “Annual withdrawal amount” in this discussion of the automatic payment plans, we intend this also to be a reference to (i) the “Guaranteed annual withdrawal amount” that is available upon conversion to the GWBL or (ii) 5% of the beginning of contract year
Roll-up
benefit base for contracts that do not convert to the GWBL and continue with the “Greater of” GMDB after the contract date anniversary following age 85 or (iii) 5% of the beginning of contract year Highest Anniversary Value benefit base for contracts that do not convert to GWBL and continue with the Highest Anniversary Value death benefit after the contract date anniversary following age 85.

If you take a partial withdrawal while an automatic payment plan is in effect:

•	After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that exceeds the Annual withdrawal amount will terminate the program. You may set up a new program immediately, but it will not begin until the next contract year.

•	After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that is less than or equal to the Annual withdrawal amount may cause payments to be suspended until the next contract year once the full Annual withdrawal amount for that contract year has been paid out. After a partial withdrawal is taken, you will continue to receive scheduled payments without a disruption in payments until the Annual withdrawal amount is paid out. After the full Annual withdrawal amount has been paid out, the program will be suspended for the remainder of the year.

Maximum payment plan.
Our Maximum payment plan provides for the withdrawal of the Annual withdrawal amount in scheduled payments. The amount of the withdrawal will increase on contract date anniversaries if there is a reset (for contracts with GMIB) or an Annual Ratchet (for contracts with GWBL).

For monthly or quarterly payments, the Annual withdrawal amount will be divided by 12 or 4 (as applicable). The program is designed to pay the entire Annual withdrawal amount in each contract year, regardless of whether the program is started at the beginning of the contract year or on some other date during the contract year. Consequently, a program that commences on a date other than a contract date anniversary will account for any payments that would have been made since the beginning of the contract year, as if the program were in effect on the contract date anniversary. A catch-up
payment will be paid for the accrued scheduled payments for all missed payments for the number of payment dates that have elapsed from the beginning of the contract year up to the date the enrollment is processed. The catch-up
payment is made immediately when the Maximum payment plan enrollment is processed. Thereafter, scheduled payments will begin one payment period later.

A partial withdrawal taken in the same contract year prior to enrollment in the Maximum payment plan will have the following effect:

•	If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

•	If the amount of the partial withdrawal is less than the Annual withdrawal amount, then the partial withdrawal will be factored into the Maximum payment plan payments for that contract year.

•	Annual frequency: If the amount of the partial withdrawal is less than the Annual withdrawal amount, the remaining Annual withdrawal amount is paid on the date the enrollment form is processed or a later date selected by the owner. You may not select a date later than the next contract date anniversary.
•	A partial withdrawal that is taken after you are enrolled in the program but before the first payment is made terminates the program.

Customized payment plan.
Our Customized payment plan provides for the withdrawal of a fixed amount not greater
than the Annual withdrawal amount in scheduled payments. The amount of the withdrawal will not be increased on contract date anniversaries with a reset (for contracts with GMIB) or an Annual Ratchet (for contracts with GWBL). You must elect to change the scheduled payment amount.

You can request any of the following as scheduled payments:

•	Fixed percentage: A fixed percentage not to exceed the Annual
Roll-up
rate (or the Applicable percentage for contracts with GWBL or 5% of the beginning of contract year benefit base for contracts that do not convert to the GWBL and continue with either the “Greater of” GMDB or Highest Anniversary Value death benefit after the contract date anniversary following age 85). The specified percentage is applied to the
Roll-up
benefit base (or GWBL benefit base or death benefit base, as applicable) as of the most recent contract anniversary.

•	Fixed dollar amount: A fixed dollar amount not to exceed the Annual withdrawal amount.

A partial withdrawal taken in the same contract year prior to enrollment in the Customized payment plan will have the following effect:

•	If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

•	If the amount of the partial withdrawal is less than the Annual withdrawal amount, you will receive the requested Customized payment plan scheduled payments. If during the course of the contract year, a scheduled payment would exceed the Annual withdrawal amount, payment will be made for an amount up to the Annual withdrawal amount and payments will be suspended for the remainder of the contract year.

If you elect the ATP exit option while the Customized payment plan is in effect and the
Roll-up
benefit base is adjusted, the Customized payment plan will operate in the same manner as though a partial withdrawal had been taken and may cause payments to be suspended in the next contract year if a scheduled payment would exceed the Annual withdrawal amount.

Systematic withdrawals
(All contracts except Inherited IRA and QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value.
Systematic withdrawals may cause Excess withdrawals. If you want to avoid Excess withdrawal treatment, use the Maximum payment plan or Customized payment plan.

You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of your percentages of your account value as of the beginning of the contract year, as described in the preceding paragraph, up to 100% of your account value.
However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your contract, the systematic withdrawal option will be terminated.
You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	you must select a date that is more than three calendar days prior to your contract date anniversary; and

•	you cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. If you have also elected an Automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin. You must elect a date that is more than three calendar days prior to your contract date anniversary.

You may elect to take systematic withdrawals at any time.

You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal amount previously taken in the same contract year, the systematic withdrawal exceeds the 10% free withdrawal amount.

Systematic withdrawals are not available if the GMIB has converted to the GWBL. If you are taking systematic withdrawals at the time the GMIB converts to the GWBL, the conversion will not terminate your systematic withdrawals. Continuing your systematic withdrawals after conversion may result in an Excess withdrawal. You should consider terminating your systematic withdrawals and electing an automatic payment plan at the time of the conversion to the GWBL, and you will be advised to cancel this election in the Systematic withdrawal election form and in the GMIB exercise notice.

Substantially equal withdrawals
(Traditional IRA and Roth IRA contracts only)

We offer our “substantially equal withdrawals option” to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59
1
⁄
2
. Substantially equal withdrawals are also referred to as “72(t) exception withdrawals”. See “Tax information”. We use one of the
IRS-approved
methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Once you begin to take substantially equal withdrawals, you should not (i) stop them; (ii) change the pattern of your withdrawals for example, by taking an additional partial withdrawal; or (iii) contribute any more to the contract until after the later of age 59
1
⁄
2
or five full years after the first withdrawal. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the
IRS-approved
methods of calculating fixed payments to another
IRS-approved
method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before age 59
1
⁄
2
. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary. We will calculate the amount of your substantially equal withdrawals using the
IRS-approved
method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the substantially equal withdrawal exceeds the free withdrawal amount. See “10% free withdrawal amount” in “Charges and expenses”.

For contracts with GMIB, substantially equal withdrawals could cause an Excess withdrawal. See “How withdrawals affect your guaranteed benefits” in “Benefits available under the contract”. Also, the substantially equal withdrawal program is not available if the GMIB converts to the GWBL.

Lifetime required minimum distribution withdrawals
(traditional IRA contracts only — See “Tax information”)

We offer our “automatic required minimum distribution (RMD) service” to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected one or more guaranteed benefits, amounts withdrawn from the contract to meet RMDs will reduce the benefit base(s) and may limit the utility of the benefit(s). Also, the actuarial present value of additional contract benefits must be added to the account value in calculating RMD payments from annuity contracts funding qualified plans and IRAs, which could increase the amount required to be withdrawn. Please refer to “Tax information”.

This service is not available under QP contracts.

You may elect our “automatic required minimum distribution (RMD) service” in the year in which you reach the applicable RMD age under federal tax law (as described under “Tax Information” later in this Prospectus).

See the discussion of lifetime required minimum distributions under “Tax Information”.

The minimum amount we will pay out is $250. Currently, RMD payments will be made annually. See “Required minimum distributions” in “Tax information” for your specific type of retirement arrangement.

This service does not generate automatic RMD payments during the first calendar year. Therefore, if you are making a rollover or transfer contribution to the calendar after your applicable RMD age, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach your applicable RMD age (if you have not begun your annuity payments before that time).

We do not impose a withdrawal charge on RMD payments taken through our automatic RMD service except if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the 10% free withdrawal amount.
If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program.

For contracts with GMIB or GWBL.
Generally, if you elect our automatic RMD service, any lifetime RMD payment we make to you, starting in the first contract year, (i) (for contracts with GMIB) will reduce your guaranteed benefit bases on a dollar-for-dollar
basis, but will not be treated as Excess withdrawals; (ii) (for contracts with GWBL), will not reduce your GWBL benefit base and will not be treated as Excess withdrawals.

If you elect either the Maximum payment plan or the Customized payment plan (together, “automatic payment plans”) AND our automatic RMD service, we will make an extra payment, if necessary, in December that will equal your lifetime RMD amount less all payments made through November and any scheduled December payment. If the combined automatic payment plan and RMD payments to date in that contract year are equal to or exceed the Annual withdrawal amount or Guaranteed annual withdrawal amount, the automatic payment plan will be suspended for the contract year on the date of the RMD payment. The portion of the RMD payment in excess of the Annual withdrawal amount or Guaranteed annual withdrawal amount will not be treated as an Excess withdrawal. If the combined automatic payment plan and RMD payments to date in that contract year do not exceed the Annual withdrawal amount or Guaranteed annual withdrawal amount, then during the course of the contract year, if a scheduled payment would exceed the Annual withdrawal amount or Guaranteed annual withdrawal amount, payment will be made for an amount up to the Annual withdrawal amount or Guaranteed annual withdrawal amount and additional scheduled payments will be suspended for the remainder of the contract year. Payments under the automatic payment plan will resume in the next contract year.

If you take any partial withdrawals in addition to your RMD and automatic payment plan payments, your applicable automatic payment plan will be terminated if the partial withdrawal causes an Excess withdrawal to occur. If the partial withdrawal does not cause an Excess withdrawal, it may cause a suspension of your automatic payment plan if a later scheduled payment would have caused an Excess withdrawal to occur. Any partial withdrawal may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your benefit base(s) and Annual withdrawal amount or Guaranteed annual withdrawal amount may be reduced. See “How withdrawals affect your guaranteed benefits” in “Benefits available under the contract”.

If you elect our automatic RMD service and elect to take your Annual withdrawal amount or Guaranteed annual withdrawal amount in partial withdrawals without electing one of our available automatic payment plans, we will make a payment, if necessary, in December that will equal your RMD less all withdrawals made through November. If prior to December you make a partial withdrawal that exceeds your Annual withdrawal amount or Guaranteed annual withdrawal amount, but not your RMD amount, that partial withdrawal will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals made during the same contract year. However, if by December your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program. If a previous systematic withdrawal taken in a contract year had already exceeded the Annual withdrawal amount or Guaranteed annual withdrawal amount prior to a payment from our automatic RMD service, the RMD payment will not be treated as an Excess withdrawal. However, previous systematic withdrawals that exceeded the Annual withdrawal amount or Guaranteed annual withdrawal amount would be treated as Excess withdrawals.

For contracts with the Guaranteed minimum income benefit.
The no lapse guarantee will not be terminated if a RMD payment using our automatic RMD service causes your cumulative withdrawals in the contract year to exceed your Annual withdrawal amount.

Owners of
tax-qualified
contracts (IRA and QP) should consider the effect of resetting the
Roll-up
benefit base if RMD payments must begin before the end of the new exercise waiting period. See
“Roll-up
benefit base reset” in “Benefits available under the contract”.

How withdrawals are taken from your account value

We will subtract your withdrawals on a pro rata basis from your account value in the variable investment options (including any amounts allocated to the ATP Portfolio) and the guaranteed interest option. If there is insufficient value or no value in the in the variable investment options (including any amounts allocated to the ATP Portfolio) and the guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from a Special DCA program. A partial withdrawal from a Special DCA program will terminate the program.

Withdrawals treated as surrenders

If you request to withdraw more than 90% of a contract’s current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if no contributions are made during the last three completed contract years, and the account value is less than $500, or if you make a withdrawal that would result in a cash value of less than $500. The rules in the preceding sentence do not apply if the GMIB no lapse guarantee is in effect on your contract. See “Surrendering your contract to receive its cash value”. For the tax consequences of withdrawals, see “Tax information”.
Special rules for the Guaranteed withdrawal benefit for life.
We will not treat a withdrawal request that results in a withdrawal in excess of 90% of the contract’s cash value as a request to surrender the contract unless it is an Excess withdrawal. In addition, we will not terminate your contract if either your account value or cash value falls below $500, unless it is due to an Excess withdrawal. In other words, if you take an Excess withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero. Please also see “Effect of your account value falling to zero” in “Determining your contract’s value”. Please also see “Effect of your account value falling to zero” under “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract”, for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural
owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information. All benefits under the contract will terminate as of the date we receive the required information, including the GWBL (if applicable) if your cash value is greater than your Guaranteed annual withdrawal amount remaining that year. If your cash value is not greater than your Guaranteed annual withdrawal amount remaining that year, then you will receive a supplementary life annuity contract. For more information, please see “Effect of your account value falling to zero” in “Benefits available under the contract”. Also, if the GMIB no lapse guarantee is in effect, the benefit will terminate without value if your cash value plus any other withdrawals taken in the contract year exceeds your Annual withdrawal amount. For more information, please see “Effect of your account value falling to zero” in “Determining your contract’s value” and “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract”.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See “Your annuity payout options”. For the tax consequences of surrenders, see “Tax information”.

When to expect payments

Generally, we will fulfill requests for payments out of the variable investment options (including the ATP Portfolio) within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)	the New York Stock Exchange is closed or restricts trading,

(2)	the SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a variable investment option’s assets is not reasonably practicable, or

(3)	the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options (including the ATP Portfolio).

We can defer payment of any portion of your value in the guaranteed interest option and the account for special dollar cost averaging (other than for death benefits) for up to six months while you are living. Please note that the account for special dollar cost averaging is available to Series B and Series L contract owners only. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made to a bank account designated by you or by check which will be mailed to you (or the payee named in a tax-free
exchange) by U.S. mail, if you request that we do so subject to any charges. We can also send any payment to you by using an express delivery or wire transfer service at your expense.

Signature guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	disbursements, including but not limited to partial withdrawals, surrenders, transfers and exchanges, over $250,000;

•	any disbursement requested within 30 days of an address change;

•	any disbursement when we do not have an originating or guaranteed signature on file or where we question a signature or perceive any inconsistency between the signature on file and the signature on the request; or

•	any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at the number listed in this Prospectus.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions that participate in a Medallion
Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, brokerage firm or credit union with which you do business.
A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee.
Your annuity payout options

The following description assumes annuitization of your entire contract. For partial annuitization, see “Partial annuitization”.

Deferred annuity contracts such as those in the Accumulator
®
Series provide for conversion to annuity payout status at or before the contract’s “maturity date.” This is called “annuitization”. You must annuitize or take a lump sum withdrawal by your annuity maturity date, as discussed later in this section. Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits, including any Guaranteed minimum death benefit and any other guaranteed benefits, terminate. Your contract will be converted to a supplementary contract for the periodic payments (“payout option”). The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time after 13 months (five years for Series CP
®
contracts) after the contract issue date. Please see Appendix ”State contract availability and/or variations of certain features and benefits” for information on state variations. The contract’s maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option which is a life annuity with a period certain. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

In general, your periodic payment amount upon annuitization is determined by the account value or cash value of your Accumulator
®
Series contract at the time of annuitization, the form of the annuity payout option you elect and the annuity purchase rate to which that value is applied, as described below. Alternatively, if you have a GMIB, you may exercise your benefit in accordance with its terms provided that your account value is greater than zero on the exercise date. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

You can annuitize your contract. The current available annuity payout options are listed below. Restrictions may apply, depending on the type of contract you own or the owner’s and annuitant’s ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GMIB, your choice of payout options are those that are available under the GMIB (see “Guaranteed minimum income benefit (“GMIB”)” in “Benefits available under the contract”). If the GWBL is in effect and you choose to annuitize your contract before the maturity date, the GWBL will terminate without value even if your GWBL benefit base is greater than zero. Payments you receive under the payout annuity option you select may be less than you would have received under GWBL. See “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract” for further information. Please contact our customer service representatives or speak with your financial professional to confirm which annuity payout option(s) are available to you.

Fixed annuity payout options	• Life annuity • Life annuity with period certain • Life annuity with refund certain

•
Life annuity:
An annuity that guarantees payments for the rest of the annuitant’s life. Payments end with the last monthly payment before the annuitant’s death. Because there is no continuation of benefits following the annuitant’s death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after the first payment.

•
Life annuity with period certain:
An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant’s life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

•	Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered subject to the required minimum distribution rules, if applicable.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant’s life, and after the annuitant’s death, payments continue to the survivor. We may offer other payout options not outlined here, including non-life contingent annuities. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your contract.

We use the account value if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, we use the cash value if you select one of these payout options as any applicable withdrawal charge will apply.

Partial annuitization.
Partial annuitization of nonqualified deferred annuity contracts, as described in “Partial Annuitization” in “Tax Information”, is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We no longer offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. You may not partially exercise your GMIB. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity. Partial annuitization is available until your annuity maturity date. See “How withdrawals are taken from your account value”.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CP
®
contract date (in a limited number of jurisdictions this requirement may be more or less than five years). Please see Appendix “State contract availability and/or variations of certain features and benefits” for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

For Series CP
®
contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix “State contract availability and/or variations of certain features and benefits” for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

You will not be able to make withdrawals or change annuity payout options once your contract is annuitized. However, depending on your beneficiary/joint annuitant designations and annuity payout option, the annuity amounts and payment term remaining after your death may be modified if necessary to comply with the minimum distribution requirements of federal income tax law.

Annuity maturity date

Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law even if you name a new annuitant. For contracts with joint annuitants, the maturity age is based on the older annuitant. The maturity date is generally the contract date anniversary that follows the annuitant’s 95th birthday. We will send a notice with the contract statement one year prior to the maturity date. If you do not respond to the notice within the 30 days following the maturity date, your contract will be annuitized automatically. Please note that the aggregate payments you would receive from this form of annuity during the period certain may be less than the lump sum payment you would receive by surrendering your contract immediately prior to annuitization. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option if you do not provide an election by the time of your contract maturity date. If GWBL is not in effect, the default payout option is the Life annuity with period certain not to exceed 10 years.

On the annuity maturity date, other than the Guaranteed withdrawal benefit for life (as discussed below), any Guaranteed minimum death benefit and any other guaranteed benefits will terminate, and will not be carried over to your annuity payout contract.
Guaranteed withdrawal benefit for life

If the GWBL is in effect under your contract and your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments for life that as of your maturity date are at least equal to the Guaranteed annual withdrawal amount that you would have received under the GWBL. At annuitization, you will no longer be able to take withdrawals in addition to the payments under this annuity payout option.

At maturity, the annuity payout will be the higher of two amounts that are calculated as that date. The annuity payout will be the higher of: (1) the Guaranteed annual withdrawal amount and (2) the amount that the contract owner would have received if the annuity account value had been applied to a life annuity without a period certain, using either (a) the guaranteed annuity rates specified in your contract, or (b) the applicable current individual annuity rates as of the contract date anniversary, applying the rate that provides a greater benefit to the payee.

Any death benefit you had under your contract will no longer be in effect. You will not be permitted to make any additional withdrawals.

Please see Appendix “State contract availability and/or variations of certain features and benefits” for variations that may apply in your state.

7.
Charges and expenses

Charges that the Company deducts

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

•	An operations charge

•	An administrative charge

•	A distribution charge

We deduct the following charges from your account value. When we deduct these charges from your variable investment options (including the ATP Portfolio), we reduce the number of units credited to your contract:

•	On each contract date anniversary — an annual administrative charge, if applicable.

•	At the time you make certain withdrawals or surrender your contract — a withdrawal charge (if applicable).

•	On each contract date anniversary — a charge for each optional benefit in effect under your contract: a death benefit (other than the Return of Principal death benefit); the GMIB; the GWBL; and the Earnings enhancement benefit.

•	At the time annuity payments are to begin — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

•	At the time you request a transfer in excess of 12 transfers in a contract year — a transfer charge (currently, there is no charge).

•	Charge for third-party transfer or exchange (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See “Group or sponsored arrangements”.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

Base contract expenses

Operations charge.
We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, including the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option for each contract in the Accumulator
®
Series:

Series B:	0.80%

Series CP ® :	1.05%

Series L:	1.10%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CP
®
contracts, a portion of this charge also compensates us for the contract credit. For a discussion of the credit, see “Credits” in “Purchasing the Contract”. We expect to make a profit from this charge.

If you previously accepted an offer to terminate a guaranteed benefit, charges for that benefit will have ceased. However, as stated in the terms of your offer, you should be aware that you will continue to pay the same operations charge as contract owners that have the standard death benefit, even though you no longer have the standard death benefit.

Administrative charge.
We deduct a daily charge from the net assets in each variable investment option. The charge,

together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.30%

Series CP ® :	0.35%

Series L:	0.35%

Distribution charge.
We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.20%

Series CP ® :	0.25%

Series L:	0.25%

Account value charges

Annual administrative charge.
We deduct an administrative charge from your account value on each contract date anniversary. The charge is to compensate us for the cost of providing administrative services in connection with the contract. We deduct the charge if your account value on the last business day of the contract year is less than $50,000. If your account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the variable investment options (including the ATP Portfolio) and the guaranteed interest option (see Appendix “State contract availability and/or variations of certain features and benefits” to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under “Effect of your account value falling to zero” in “Determining your contract’s value”. Please note that if you elected the Guaranteed minimum income benefit, you can only exercise the benefit during the 30 day period following your contract date anniversary. Therefore, if your account value is not sufficient to pay these charges and any other fees on your next contract date anniversary, your contract will be terminated without value and you will not have an opportunity to exercise your Guaranteed minimum income benefit unless the no lapse guarantee provision under your contract is still in effect. See “Effect of your account value falling to zero” in “Determining your contract’s value”.
Transfer charge

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. The charge is to compensate us for the expense of processing the transfer. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Each time you request a transfer from one investment option to another, we will assess the transfer charge (if applicable). Separate requests submitted on the same day will each be treated as separate transfers. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from our automated programs do not count toward your number of transfers in a contract year for the purposes of this charge.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Wire transfer charge.
 We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge.
 We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Duplicate contract charge.
 We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to us, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

Check preparation charge.
The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge. We reserve the right to charge a maximum of $85.

Charge for third-party transfer or exchange.
Currently, we are waiving the $65 charge for each third-party transfer or exchange; this waiver may be discontinued at any time, with or without notice. Absent this waiver, we deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee
transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. We reserve the right to increase this charge to a maximum of $125. Please see Appendix “State contract availability and/or variations of certain features and benefits” for variations in your state.

Withdrawal charge

A withdrawal charge applies in three circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value, or (3) annuitize your contract and elect a non-life contingent annuity option. For more information about the withdrawal charge if you select an annuity payout option, see “Your annuity payout options — The amount applied to purchase an annuity payout option” in “Accessing your money”. For Series CP
®
contracts, a portion of this charge also compensates us for the contract credit. For a discussion of the credit, see “Credits” in “Purchasing the Contract”. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn even if the account value is less than total net contributions. For Series CP
®
contracts, we do not consider credits to be contributions. Therefore, there is no withdrawal charge associated with a credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

Withdrawal charge as a % of contribution year following receipt of contribution
	1	2	3	4	5		6	7	8		9	10+

Series B	7%	7%	6%	6%	5%		3%	1%	0%	(1)	—	—

Series CP ®	8%	8%	7%	6%	5%		4%	3%	2%		1%	0%	(2)

Series L	8%	7%	6%	5%	0%	(3)	—	—	—		—	—
(1)	Charge does not apply in the 8th and subsequent years following contribution.
(2)	Charge does not apply in the 10th and subsequent years following contribution.
(3)	Charge does not apply in the 5th and subsequent years following contribution.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as “year 1,” and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See “Tax information”.

Please see Appendix “State contract availability and/or variations of certain features and benefits” for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your account value. For more information, see “Guaranteed minimum death benefit and Guaranteed minimum income benefit base” and “How withdrawals affect your guaranteed benefits”.

We may offer a version of the contract that does not include a withdrawal charge.

The withdrawal charge does not apply in the circumstances described below.

10% free withdrawal amount.
Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. Additional contributions during the contract year do not increase your 10% free withdrawal amount (contributions after the first contract year are allowed in QP contracts only). The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.

For Series B and Series L NQ contracts issued to a charitable remainder trust, the free withdrawal amount will equal the greater of: (1) the current account value less contributions that have not been withdrawn (earnings in the contract) and (2) the 10% free withdrawal amount defined above.

Certain withdrawals.
If you elected the GMIB with or without the “Greater of” GMDB, beginning on the first day of the 2nd contract year we will waive any withdrawal charge for any withdrawal during the contract year up to the Annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a withdrawal that exceeds the Annual withdrawal amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the Annual withdrawal amount.

If the GWBL is in effect, we will waive any withdrawal charge for any withdrawals during the contract year up to the Guaranteed annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a withdrawal that exceeds the Guaranteed annual withdrawal amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the Guaranteed annual withdrawal amount.

Withdrawal charges will not apply when the GMIB is exercised on the contract date anniversary following age 85.

Disability, terminal illness, or confinement to nursing home.
 There are specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)
We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following “activities of daily living”:

—	“Bathing” means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

—
“Continence” means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

—	“Dressing” means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

—	“Eating” means feeding oneself by food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

—	“Toileting” means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

—	“Transferring” means moving into or out of a bed, chair or wheelchair.

(ii)	We receive proof satisfactory to us (including certification by a licensed physician) that an owner’s (or older joint owner’s, if applicable) life expectancy is six months or less; or

(iii)
An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

—	its main function is to provide skilled, intermediate, or custodial nursing care;

—	it provides continuous room and board to three or more persons;
—	it is supervised by a registered nurse or licensed practical nurse;

—	it keeps daily medical records of each patient;

—	it controls and records all medications dispensed; and

—	its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

Guaranteed benefit charges

Return of Principal death benefit.
There is no additional charge for this death benefit.

Highest Anniversary Value death benefit.
If you elect the Highest Anniversary Value death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the Highest Anniversary Value benefit base.

“Greater of” GMDB I.
We deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 1.15% of the greater of the
Roll-up
benefit base or the Highest Anniversary Value benefit base. We reserve the right to increase the charge for this benefit up to a maximum of 2.30%. See “Fee changes for the guaranteed benefits” for more information.

“Greater of” GMDB II.
We deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 1.30% of the greater of the
Roll-up
benefit base or the Highest Anniversary Value benefit base. We reserve the right to increase the charge for this benefit up to a maximum of 2.60%.

Death benefit under converted GWBL.
If your GMIB converts to the GWBL, we will continue to deduct the charge for the Guaranteed minimum death benefit that is in effect prior to the conversion.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

Guaranteed minimum income benefit charge.
If you elect the GMIB, we deduct a charge annually from your account value on each contract date anniversary until such time as you exercise the GMIB, drop the GMIB, elect another annuity payout option, or the contract date anniversary after the owner (or older joint owner, if applicable) reaches age 85, whichever occurs first. For the GMIB I — Asset Allocation, the charge is equal to 1.15% of the benefit base. For the GMIB II — Custom Selection, the charge is equal to 1.30% of the benefit base. We reserve the right to increase the charge for this benefit up to a maximum of 2.30% for the GMIB I —

Asset Allocation and 2.60% for the GMIB II — Custom Selection. See “Fee changes for the guaranteed benefits” for more information.

Earnings enhancement benefit charge.
If you elect the Earnings enhancement benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the account value on each contract date anniversary.

Guaranteed withdrawal benefit for life benefit charge.
If your GMIB converts to the GWBL, we deduct a charge for the GWBL that is equal to a percentage of your GWBL benefit base. This initial percentage is equal to the percentage of your Roll-up benefit base that we were deducting as the GMIB charge on the Conversion effective date. The dollar amount of the charge, however, may be different, depending upon whether your initial GWBL benefit base is calculated using your account value or Roll-up benefit base. See “Guaranteed withdrawal benefit for life (“GWBL”)”. After conversion, we deduct this charge annually from your account value on each contract date anniversary. This charge is the same for the Single life and Joint life options. We reserve the right to increase the charge for this benefit up to a percentage equal to a maximum charge of 2.30% for GMIB I — Asset Allocation or 2.60% for GMIB II — Custom Selection. See “Fee changes for the guaranteed benefits” for more information. If the contract is surrendered or annuitized, or a death benefit is paid or the GWBL is dropped on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. See “Guaranteed minimum income benefit charge”.

When we deduct these charges.
We will deduct these guaranteed benefit charges from your value in the variable investment options (including the ATP Portfolio) and the guaranteed interest option on a pro rata basis (see Appendix “State contact availability and/or variations of certain features and benefits” to see if deducting this charge from the guaranteed interest option is permitted in your state). If those amounts are insufficient, we will deduct all or a portion of these charges from amounts in the Special DCA program. The pro rata portion of the charge will be based on the fee that is in effect at the time the charge is assessed.

If the contract is surrendered or annuitized, or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

Although the amount of your Highest Anniversary or “Greater of” death benefit and any Earnings enhancement benefit will no longer increase after age 85, we will continue to deduct the charge for that benefit as long as it remains in effect.

Please note that if you elected the Guaranteed minimum income benefit, you can only exercise the benefit during the 30 day period following your contract date anniversary. Therefore, if your account value is not sufficient to pay these charges and any other fees on your next contract date anniversary, your contract will be terminated without value and you will not have an opportunity to exercise your Guaranteed minimum income benefit unless the no lapse guarantee provision under your contract is still in effect. See “Effect of your account value falling to zero” in “Determining your contract’s value”.

Fee changes for the guaranteed benefits

We may increase or decrease the charge for the GMIB, the GWBL, the “Greater of” GMDB I and the “Greater of” GMDB II. You will be notified of a change in the charge at least 30 days in advance. The charge for each benefit may only change once in a 12 month period and will never exceed the maximum shown in the fee table. If you are within your first two contract years at the time we notify you of a revised charge, the revised charge will be effective the first day of the third contract year, or at least 30 days following the notification date, and will be assessed beginning on your third contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a revised charge, the revised charge will be effective 30 days after the notification date and will be assessed as of your next contract date anniversary that is at least 30 days after the fee change notification date and on all contract date anniversaries thereafter. A pro rata charge assessed during any contract year will be based on the charge in effect at that time. See “Guaranteed benefit charges” for more information. You may not opt out of a fee change but you may drop the benefit if you notify us in writing within 30 days after a fee change is declared. The requirement that all withdrawal charges have expired will be waived. See “Dropping the Guaranteed minimum income benefit after issue” and “Dropping the Guaranteed withdrawal benefit for life after conversion” in “Benefits available under the contract”.

E
xercise of the GMIB in the event of a GMIB (or GWBL) fee increase.
In the event we increase the charge for the GMIB (or GWBL), you may exercise the GMIB subject to the following rules. If you are within your first two contract years at the time we notify you of a GMIB (or GWBL) fee increase, you may elect to exercise the GMIB during the 30 day period beginning on your second contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a GMIB (or GWBL) fee increase, you may elect to exercise the GMIB during the 30 day period beginning on the date of the fee increase notification.
Note that if you are within your first two contract years at the time we notify you of a GMIB (or GWBL) fee increase, your opportunity to drop the benefit is the 30 day period following notification, not the 30 day period following your second contract date anniversary.
We must receive your election to exercise the GMIB within the applicable 30 day GMIB exercise period. Any applicable GMIB exercise waiting period will be waived. Upon expiration of the 30 day exercise period, any contractual waiting period will resume. If your GMIB exercise waiting period has already elapsed when a fee increase is announced, you may exercise your GMIB during either (i) the 30 day GMIB exercise period provided by your contract or (ii) the 30 day exercise period provided by the fee increase. It is possible that these periods may overlap. For more information on your contract’s GMIB exercise period and exercise rules, see “Exercise of GMIB” in “Benefits available under the contract”. If your GWBL is in effect when a fee increase is announced, you may exercise your GMIB as if it were still in effect and the same exercise rules described above will apply. In this circumstance, your GMIB will be exercised by applying the GMIB guaranteed annuity purchase factors to your GWBL benefit base as of that date.

For single owner contracts, the payout can be either based on a single life (the owner’s life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant’s life). Your Lifetime GMIB payments are calculated by applying your Roll-up benefit base (as of the date we receive your election in good order) less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. See “Exercise of GMIB” under “Benefits available under the contract” for additional information regarding GMIB exercise.

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Some of the charges described above may be different for certain contract owners. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options (including the ATP Portfolio) and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trust and/or shares of unaffiliated portfolios (collectively, the “underlying portfolios”). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Group or sponsored arrangements

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable under your Accumulator
®
Series contract) or the daily contract charge, or change the minimum initial contribution requirements. We also may change the guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the
12b-1
fee. We may also change the crediting percentage that applies to contributions. Credits are subject to recovery under certain circumstances. See “Credits (for Series CP
®
contracts)” under “Purchasing the Contract”. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and operations generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 (“ERISA”) or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

8.
Tax information

Overview

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Accumulator
®
Series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service (“IRS”) interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for
non-U.S.
taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (“ERISA”). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CARES Act

Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020. The CARES Act permitted penalty-free withdrawals during 2020 from many tax-qualified and tax-favored plans and contracts (such as defined contribution plans, 403(b) plans, government sponsored employer 457(b) plans, and IRAs) by individuals affected by coronavirus or the economic aftermath. An individual may repay the amount of the distribution to the plan or contract within a 3-year period. Please consult your tax adviser about your individual circumstances.

Contracts that fund a retirement arrangement

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements (“IRAs”): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code (“QP contracts”). How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified
arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity’s features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to, various guaranteed benefits such as the minimum income benefits and minimum death benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix “Purchase considerations for QP contracts” at the end of this Prospectus for a discussion of QP contracts.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonqualified annuity contract.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

•	if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

•	if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

•	if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

•	if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural
person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a typical grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that the Company and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See “Partial annuitization”.

Annuitization under an Accumulator
®
Series contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. (We do not currently offer a period certain option without life contingencies.) Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Annuitization payments that are based on life or life expectancy are considered annuity payments for income tax purposes. We include in annuitization payments GMIB payments, and other annuitization payments available under your contract. We also include in annuitization payments GWBL Maturity date annuity payments. We also include Guaranteed annual withdrawals that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under “Guaranteed withdrawal benefit for life (“GWBL”)” in “Benefits available under the contract”.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the
tax-free
portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free
portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free
amount in subsequent years.
Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

Partial annuitization

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies.

Withdrawals made before annuity payments begin

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract’s value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. The Company will report any income attributable to a collateral assignment on Form
1099-R.
Also, if the Company makes

payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form
1099-R
even though you do not receive them.

Taxation of lifetime withdrawals under the Guaranteed withdrawal benefit for life

We treat any withdrawals under the contract as
non-annuity
payments for income tax purposes. (This includes Guaranteed annual withdrawal amounts received after age 85 but before the Maturity Date. Payments made after the Maturity Date are discussed under “Annuity payments”.)

Earnings enhancement benefit

In order to enhance the amount of the death benefit to be paid at the owner’s death, you may have purchased an earnings enhancement benefit rider for your NQ contract. Although we regard this benefit as an investment protection feature which is part of the contract and which should have no adverse tax effect, it is possible that the IRS could take a contrary position or assert that the earnings enhancement benefit rider is not part of the contract. In such a case, the charges for the earnings enhancement benefit rider could be treated for federal income tax purposes as a partial withdrawal from the contract. If this were so, such a deemed withdrawal could be taxable, and for contract owners under age 59
1
⁄
2
, also subject to a tax penalty. Were the IRS to take this position, the Company would take all reasonable steps to attempt to avoid this result, which could include amending the contract (with appropriate notice to you).

1035 exchanges

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

•	the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

•	the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a “qualified long-term care contract” meeting all specified requirements under the Code or an annuity contract with a “qualified long-term care contract” feature (sometimes referred to as a “combination annuity” contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in the exchange.
An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a “qualified long-term care contract” or “combination annuity” in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

If you are purchasing your contract through a Section 1035 exchange, you should be aware that the Company cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange; the insurance company issuing the source contract controls the tax information reporting of the transaction as a Section 1035 exchange. Because information reports are not provided and filed until the calendar year after the exchange transaction, the insurance company issuing the source contract shows its agreement that the transaction is a 1035 exchange by providing to us the cost basis of the exchanged source contract when it transfers the money to us on your behalf.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See “Benefits available under the contract”.

Surrenders

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

Death benefit payments made to a beneficiary after your death

For the rules applicable to death benefits, see “Benefits available under the contract”. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the
5-year
rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

Early distribution penalty tax

If you take distributions before you are age 59
1
⁄
2
, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age
59
1
⁄
2
penalty tax include distributions made:

•	on or after your death; or

•	because you are disabled (special federal income tax definition); or

•	in the form of substantially equal periodic payments at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an
IRS-approved
distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

Investor control issues

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of the Separate Account (as identified in Section 9 of this Prospectus). If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of the Separate Account. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of the Separate Account, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of the Separate Account.

Additional tax on net investment income

Taxpayers who have modified adjusted gross income (“MAGI”) over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the “Net Investment Income Tax” or “NIIT”). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

Individual retirement arrangements (IRAs)

General

“IRA” stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

•	Traditional IRAs, typically funded on a pre-tax basis; and

•	Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA’s benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publications 590-A (“Contributions to Individual Retirement Arrangements (IRAs)”) and 590-B (“Distributions from Individual Retirement Arrangements (IRAs)”). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

The Company designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may have purchased the contract as a traditional IRA or Roth IRA. We also offered Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs. Inherited IRA contracts were available for all Accumulator
®
Series contracts except Series CP
®
. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under “Charges and expenses”. We describe the method of calculating payments under “Accessing your money”. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

Your right to cancel within a certain number of days

You can cancel any version of the Accumulator
®
Series IRA contract (traditional IRA or Roth IRA) by following the directions in “Your right to cancel within a certain number of days” under “Purchasing the Contract”. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

Traditional individual retirement annuities (traditional IRAs)

Contributions to traditional IRAs.
Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

•	“regular” contributions out of earned income or compensation; or

•	tax-free “rollover” contributions; or

•	direct custodian-to-custodian transfers from other traditional IRAs (“direct transfers”).

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Since the contract is no longer available to new purchasers, initial contribution restrictions are no longer applicable.

Regular contributions to traditional IRAs

Limits on contributions.
The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2023, after adjustment for cost-of-living
changes. When your earnings are below $6,500, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian
transfers into a traditional IRA.

If you are at least age 50 at any time during 2023, you may be eligible to make additional
“catch-up
contributions” of up to $1,000 to your traditional IRA.
Special rules for spouses.
If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $6,500, married individuals filing jointly can contribute up to $13,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $6,500 can be contributed annually to either spouse’s traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions.
Catch-up
contributions may be made as described above for spouses who are at least age 50 at any time during the taxable year for which the contribution is made.

Deductibility of contributions.
The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored
retirement plan, as defined under special federal income tax rules. Your Form
W-2
will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual’s personal situation (including his/her spouse). IRS Publication 590-A, “Contributions to Individual Retirement Arrangements (IRAs)” which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual’s income limits for determining contributions and deductions all may be adjusted annually for cost of living.

Nondeductible regular contributions.
If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred
basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working
spouse’s traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year ($6,500 for 2023 after adjustment). The dollar limit is $1,000 higher for people eligible to make age 50+
”catch-up”
contributions ($7,500 for 2023). You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See “Withdrawals, payments and transfers of funds out of traditional IRAs” for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

When you can make regular contributions.
If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designate the year for which you are making the contribution.

Rollover and direct transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these “eligible retirement plans”:

•	qualified plans;

•	governmental employer 457(b) plans;

•	403(b) plans; and

•	other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after lifetime required minimum distributions must start must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from “eligible retirement plans” other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant.

There are two ways to do rollovers:

•	Do it yourself: You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

•	Direct rollover: You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless an exception applies. Some of the exceptions include the following distributions:

•	“required minimum distributions” after the applicable RMD age or retirement from service with the employer; or

•	substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

•	substantially equal periodic payments made for a specified period of 10 years or more; or

•	hardship withdrawals; or

•	corrective distributions that fit specified technical tax rules; or

•	loans that are treated as distributions; or

•	certain death benefit payments to a beneficiary who is not your surviving spouse; or

•	qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

Distributions from an eligible retirement plan made in connection with the birth or adoption of a child as specified in the Code can be made free of income tax withholding and penalty-free. Effective for distributions made after December 29, 2022, repayments made within three years of these distributions to an eligible retirement plan can be treated as deemed rollover contributions. For prior qualified birth or adoption distributions, the repayment period ends December 31, 2025.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

Rollovers from an eligible retirement plan to a traditional IRA are not subject to the “one-per-year limit” noted later in this section.

Rollovers of
after-tax
contributions from eligible retirement plans other than traditional IRAs

Any
non-Roth
after-tax
contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See “Taxation of Payments” under “Withdrawals, payments and transfers of funds out of traditional IRAs.”
After-tax
contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every
12-month
period for the same funds. We call this the “one-per-year limit.” It is the IRA owner’s responsibility to determine if this rule is met.
Trustee-to-trustee
or
custodian-to-custodian
direct transfers are not rollover transactions. You can make these more frequently than once in every
12-month
period.

Spousal rollovers and divorce-related direct transfers

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse’s traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free
basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. Examples of excess contributions are regular contributions of more than the maximum regular contribution amount for the applicable taxable year, and a rollover contribution which is not eligible to be rolled over, for example to the extent an amount distributed is a lifetime required minimum distribution. You can avoid or limit the excise tax by withdrawing an excess contribution. See IRS Publications 590-A and 590-B for further details.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having “recharacterized” your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals.
You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments.
Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form
1099-R.
You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.
If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

•	the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

•	the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See “Rollovers from eligible retirement plans other than traditional IRAs” under “Rollover and direct transfer contributions to traditional IRAs” for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan.
After-tax
contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year
averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a “conduit IRA” before being rolled back into a qualified plan. See your tax adviser.

IRA distributions directly transferred to charity.
 Specified distributions from IRAs directly transferred to charitable organizations may be tax-free to IRA owners age 70
1
⁄
2
or older. You can direct us to make one distribution per calendar year directly to a charitable organization you request whether or not such distribution might be eligible for favorable tax treatment. Additional requests in the same calendar year will not be honored. Since an IRA owner is responsible for determining the tax consequences of any distribution from an IRA, we report the distribution to you on Form 1099-R. After discussing with your own tax advisor, it is your responsibility to report any distribution qualifying as a tax-free charitable direct transfer from your IRA on your own tax return. We do not permit a one-time distribution of $50,000 (indexed for inflation after 2023) from IRAs to charitable gift annuities, charitable remainder unitrusts, and charitable remainder annuity trusts.

Required minimum distributions

The Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) and the SECURE 2.0 Act of 2022 (“SECURE 2.0”) made significant changes to the required minimum distribution rules. Because these rules are statutory and regulatory, in many cases IRS guidance will be required to implement these changes.

Background on Regulations — Required Minimum Distributions.
 Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions — When you have to take the first lifetime required minimum distribution.
When you have to start lifetime required minimum distributions from your traditional IRAs is based on your applicable RMD age as defined under federal tax law. If you attain age 72 after 2022 and age 73 before 2033, your applicable RMD age is 73. If you attain age 74 after 2032, your applicable RMD age is 75. If you were born prior to July 1, 1949, your applicable RMD age is 70 ½, and if you were born on or after July 1, 1949 and before January 1, 1951, your applicable RMD age is 72.

The first required minimum distribution is for the calendar year in which you attain your applicable RMD age. You have the choice to take this first required minimum distribution during the calendar year you actually reach your applicable RMD age, or to delay taking it until the first three-month period in the next calendar year (January 1st — April 1st). Distributions must start no later than your “Required Beginning Date”, which is April 1st of the calendar year after the calendar year in which you attain your applicable RMD age. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year — the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.
How you can calculate required minimum distributions.
There are two approaches to taking required minimum distributions — “account-based” or “annuity-based.”

Account-based method.
If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

Annuity-based method.
If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and an eligible designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans?
No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose?
We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our “automatic required minimum distribution (RMD) service.” Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year?
The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year
basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year?
Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 25% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). This penalty tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die?
These vary, depending on the status of your beneficiary (individual or entity) and when you die. The SECURE Act significantly amended the post-death required minimum distribution rules for distributions made beginning January 1, 2020, and in some cases may affect payouts for pre-December 31, 2019 deaths.

Individual beneficiary.
Unless the individual beneficiary has a special status as an "eligible designated beneficiary" or "EDB" described below, distributions of the remaining amount in the defined contribution plan or IRA contract following your death must be distributed within 10 years in accordance with federal tax rules. If your beneficiary is not an EDB, the entire interest must be distributed by the end of the calendar year which contains the tenth anniversary of your death. If you die before your Required Beginning Date, no distribution is required for a year before that tenth year. If you die on or after your Required Beginning Date, your beneficiary will be required to take an annual post-death required minimum distribution and all remaining amounts must be fully distributed by the end of the year containing the tenth anniversary of your death. It is the beneficiary’s responsibility to calculate and satisfy the required minimum distribution rules. Please consult your tax adviser to determine whether annual post-death required minimum distribution payments are required from your contract during the 10-year period. IRS guidance will be needed regarding the mechanics of implementation of this "10-year" rule.

Individual beneficiary who has "eligible designated beneficiary" or "EDB" status.
An individual beneficiary who is an "eligible designated beneficiary" or "EDB" can take annual post-death required minimum distribution payments over the life of the EDB or over a period not extending beyond the life expectancy of the EDB, as long as the distributions start no later than one year after your death (to be prescribed in Treasury Regulations).

Under federal tax law, the following individuals are EDBs:

•	your surviving spouse (see spousal beneficiary, below);
•	your minor children (only while they are minors);

•	a disabled individual (Code definition applies);

•	a chronically ill individual (Code definition applies); and

•	any individual who is not more than 10 years younger than you.

In certain cases, a trust for may be treated as an individual and not an entity beneficiary. Please consult your tax advisor.

When minor children reach the age of majority, they stop EDB status and the remainder of the portion of their interest not yet distributed must be distributed within 10 years. However, the contracts issued by the Company do not allow individual beneficiaries who are EDBs solely by virtue of being your minor children to stretch post-death required minimum distribution payments over their lives or life expectancies.

Spousal beneficiary
. If your death beneficiary is your surviving spouse, your spouse has a number of choices. As noted above, post-death distributions may be made over your spouse’s life or period of life expectancy. Your spouse may delay starting payments over his/her life or life expectancy period until the year in which you would have attained the applicable RMD age. In some circumstances, for traditional IRA contracts only, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches the applicable RMD age, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

Non-individual beneficiary
. Pre-January 1, 2020 rules continue to apply. If you die before your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the "5-year rule" applies. Under this rule, the entire interest must be distributed by the end of the calendar year which contains the fifth anniversary of the owner’s death. No distribution is required for a year before that fifth year. Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die after your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the rules permit the beneficiary to calculate the post-death required minimum distribution amounts based on the owner’s life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Additional Changes to post-death distributions after the SECURE Act
.
The SECURE Act applies to deaths after December 31, 2019, so that the post-death required minimum distribution rules in effect before January 1, 2020 continue to apply initially. As long as payments start no later than December 31 following the calendar year of the owner’s death, individuals who are non-spouse beneficiaries may continue to stretch post-death payments over their life. It is also permissible to stretch post-death payments over a period not longer than their life expectancy based on IRS tables as of the calendar year after the owner’s death on a term certain method. In certain cases, a "see-through" trust which is the death beneficiary will be treated as an individual for measuring the distribution period.

However, the death of the original individual beneficiary will trigger the "10-year" distribution period. Prior to 2019, for example, if an individual beneficiary who had a 20-year life expectancy period in the year after the owner’s death died in the 7th year of post-death payments, the beneficiary named by the original beneficiary could continue the payments over the remaining 13 years of the original beneficiary’s life expectancy period. Even if the owner in this example died before December 31, 2019 the legislation caps the length of any post-death payment period after the death of the original beneficiary at 10 years. As noted above, a rule similar to this applies when an EDB dies, or a minor child reaches majority-the remaining interest must be distributed within 10 years. IRS guidance will be needed to implement the mechanics of these beneficiary status shift provisions.

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored
status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59
1
⁄
2
before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59
1
⁄
2
. Some of the available exceptions to the
pre-age
59
1
⁄
2
penalty tax include distributions:

•	made on or after your death; or

•	made because you are disabled (special federal income tax definition); or

•	used to pay certain extraordinary medical expenses (special federal income tax definition); or

•	used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or
•	used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

•	used to pay certain higher education expenses (special federal income tax definition); or

•	made in connection with the birth or adoption of a child as specified in the Code; or

•	in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an
IRS-approved
distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See “Substantially equal withdrawals” under “Accessing your money”. We will calculate the substantially equal annual payments using your choice of
IRS-approved
methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in “Withdrawals, payments and transfers of funds out of traditional IRAs”. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59
1
⁄
2
or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under “traditional IRAs.”

The Accumulator
®
Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs

Individuals may make four different types of contributions to a Roth IRA:

•	regular after-tax contributions out of earnings; or

•	taxable rollover contributions from traditional IRAs or other eligible retirement plans (“conversion rollover” contributions); or

•	tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

•	tax-free direct custodian-to-custodian transfers from other Roth IRAs (“direct transfers”).

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See “Rollovers and direct transfer contributions to Roth IRAs” for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

Since the contract is no longer available to new purchasers, initial contribution restrictions are no longer applicable.

Regular contributions to Roth IRAs

Limits on regular contributions.
The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2023, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian
transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $6,500, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under “Special rules for spouses” under traditional IRAs.

If you or your spouse are at least age 50 at any time during 2023, you may be eligible to make additional catch-up
contributions of up to $1,000.

The amount of permissible contributions to Roth IRAs for any year depends on the individual’s income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590-A, “Contributions to Individual Retirement Arrangements (IRAs)” for the rules applicable to the current year.

When you can make contributions.
Same as traditional IRAs.

Deductibility of contributions.
Roth IRA contributions are not tax deductible.
Rollovers and direct transfer contributions to Roth IRAs

What is the difference between rollover and direct transfer transactions?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

•	another Roth IRA;

•	a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover (“conversion rollover”);

•	a “designated Roth contribution account” under a 401(k) plan, 403(b) plan, or governmental employer Section 457(b) plan (direct or 60-day); or

•	from non-Roth accounts under another eligible retirement plan, as described under “Conversion rollover contributions to Roth IRAs.”

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free
basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any
12-month
period for the same funds. We call this the “one-per-year limit.” It is the Roth IRA owner’s responsibility to determine if this rule is met.
Trustee-to-trustee
or
custodian-to-custodian
direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free
basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth
accounts under another eligible retirement plan, including a Code Section 401(a) qualified plan, a 403(b) plan, and a governmental employer Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free.
Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA — whether or not it is the traditional IRA you are converting — a pro rata portion of the distribution is tax-free.
Even if you are under age 59
1
⁄
2
, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA. Conversion rollover contributions to Roth IRAs are not subject to the “one-per-year limit” noted earlier in this section.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual’s gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize.
To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee
transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.
The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

Conversion rollover contributions to Roth IRAs cannot be recharacterized.

To recharacterize a contribution, you must use our forms.

Withdrawals, payments and transfers of funds out of Roth IRAs

No federal income tax law restrictions on withdrawals.
You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year
averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

•	rollovers from a Roth IRA to another Roth IRA;

•	direct transfers from a Roth IRA to another Roth IRA;

•	qualified distributions from a Roth IRA; and

•	return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs.
Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includible in income:

•	you are age 59 1 ⁄ 2 or older; or

•	you die; or

•	you become disabled (special federal income tax definition); or

•	your distribution is a “qualified first-time homebuyer distribution” (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs.
Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)	Regular contributions.

(2)	Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

(a)	Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

(b)	Nontaxable portion.

(3)	Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)	All distributions made during the year from all Roth IRAs you maintain — with any custodian or issuer — are added together.

(2)
All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)	All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.
Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Required minimum distributions during life

Lifetime required minimum distributions do not apply.

Required minimum distributions at death

Same as traditional IRA under “What are the required minimum distribution payments after you die?”.

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions to Roth IRAs

Generally the same as traditional IRA.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.

Tax withholding and information reporting

Status for income tax purposes; FATCA.
 In order for us to comply with income tax withholding and information reporting rules which may apply to annuity contracts and tax-qualified plans, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U.S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report contract values and other information for certain contract holders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.
 We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

•	We might have to withhold and/or report on amounts we pay under a free look or cancellation.

•	We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includible in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U. S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

Federal tax rules require payers to withhold differently on "periodic" and "nonperiodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. For a periodic annuity payment, for example, the annuity contract owner’s withholding depends on what the owner specifies on a Form W-4P. If the owner fails to provide a correct Taxpayer Identification Number, withholding at the highest rate applies.

A contract owner’s withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

Federal income tax withholding on
non-periodic
annuity payments (withdrawals)

Non-periodic
distributions include partial withdrawals, total surrenders and death benefits. Unless the annuity contract owner elects a different rate on a Form W-4R, payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includible in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic
distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

Special rules for contracts funding qualified plans

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix “Purchase considerations for QP contracts” at the end of this Prospectus.

Mandatory withholding from qualified plan distributions

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

Impact of taxes to the Company

The contracts provide that we may charge the Separate Account for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

9.
More information

About the Separate Account

Separate Account No. 49B is a separate account of Equitable Financial Life and Annuity Company under Colorado Insurance Law.

Separate Account No. 70 is a separate account of Equitable Financial Life Insurance Company under special provisions of New York Insurance Law.

Each variable investment option is a subaccount of the Separate Account. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options (including the ATP Portfolio) for owners of our variable annuity contracts. We are the legal owner of all of the assets in the Separate Account and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options (including the ATP Portfolio) under our contracts. For example, we may withdraw amounts from the Separate Account that represent our investments in the Separate Account or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest the Separate Account assets in any investment permitted by applicable law. The results of the Separate Account operations are accounted for without regard to the Company’s other operations. The amount of some of our obligations under the contracts is based on the assets in the Separate Account. However, the obligations themselves are obligations of the Company.

Income, gains, and losses credited to, or charged against, the separate account reflect the separate account’s own investment experience and not the investment experience of the Company’s other assets, and the assets of the separate account may not be used to pay any liabilities of the Company other than those arising from the contracts.

The Separate Account is registered under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise the Company or the Separate Account. Although the Separate Account is registered, the SEC does not monitor the activity of Separate Account on a daily basis. The Company is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within the Separate Account invests in shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1)	to add variable investment options to, or to remove variable investment options from, the Separate Account, or to add other separate accounts;
(2)	to combine any two or more variable investment options;

(3)	to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)
to operate the Separate Account or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against the Separate Account or a variable investment option directly);

(5)	to deregister the Separate Account under the Investment Company Act of 1940;

(6)	to restrict or eliminate any voting rights as to the Separate Account;

(7)	to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)	to close a variable investment option to transfers and contributions; and

(9)	to limit the number of variable investment options which you may elect.

If the exercise of these rights results in a material change in the underlying investment of the Separate Account, you will be notified of such exercise, as required by law.

About the Trust

The Trust is registered under the Investment Company Act of 1940. It is classified as “open-end management investment company,” more commonly called mutual funds. The Trust issues different shares relating to each Portfolio.

The Trust does not impose sales charges or “loads” for buying and selling its shares. All dividends and other distributions on the Trust’s shares are reinvested in full. The Board of Trustees of the Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for the Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule

12b-1 plan and other aspects of its operations, appears in the prospectuses for the Trust or in their respective SAIs, which are available upon request. See also Appendix “Portfolio Companies available under the contract.”

About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract’s account value or any guaranteed benefits with which the contract was issued. The Company is solely responsible to the contract owner for the contract’s account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the contract are supported by the Company’s general account and are subject to the Company’s claims-paying ability. An owner should look to the financial strength of the Company for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options (including the ATP Portfolio). You may also speak with your financial representative. For Series CP
®
contracts, credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a “covered security” under the federal securities laws.

The disclosure with regard to the general account, is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

About other methods of payment

Wire transmittals and electronic applications

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under “How you can make your contributions” under ”Purchasing the Contract”.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day
electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business day

Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

•	If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

•	If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

•	When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

•	If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the “closing time” for such orders will be earlier than 4:00 p.m., Eastern Time.

Contributions, credits and transfers

•	Contributions (and credits, for Series CP ® contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

•	Contributions (and credits, for Series CP ® contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

•	Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

•	Transfers to or from variable investment options (including the ATP Portfolio) will be made at the unit value next determined after receipt of the transfer request.

•	Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

•	For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.
About your voting rights

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

•	the election of trustees; or

•	the formal approval of independent public accounting firms selected for each Trust; or

•	any other matters described in the prospectus for each Trust or requiring a shareholders’ vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to the Company separate accounts in connection with the Company’s variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with the Company. The affiliated Trust also sells its shares to the trustee of a qualified plan for the Company. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

Separate Account voting rights

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

Changes in applicable law

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

Misstatement of age

If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, any benefits will be those which would have been purchased at the correct age. If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, and if an optional Guaranteed minimum death benefit rider would not have been issued based on the correct age: (i) the optional Guaranteed minimum death benefit rider will be revoked, (ii) the applicable charge for the benefit will be refunded and applied to the annuity account value of the contract, and (iii) the Return of Principal death benefit will apply.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of the Company. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

About legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner’s interest in the Separate Account, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the ability of the principal underwriter (if applicable) to perform its contract with the Separate Account.

Financial statements

The financial statements and supplemental schedules of Equitable Colorado are included in the SAI. The financial statements and supplemental schedules of Equitable Colorado have relevance to the contracts only to the extent that they bear upon the ability of Equitable Colorado to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling
1-800-789-7771.
The Separate Account No. 49B financial statements are not included because operations had not commenced by December 31, 2022.

The financial statements of Separate Account No. 70, as well as financial statements and financial statement schedules of Equitable Financial, are incorporated by reference in the SAI. The financial statements and financial statement schedules of Equitable Financial have relevance to the contracts only to the extent that they bear upon the ability of Equitable Financial to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.
Transfers of ownership, collateral assignments, loans and borrowing

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive written notification of any change at our processing office.

We may refuse to process a change of ownership of an NQ contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

Any guaranteed benefit in effect will generally terminate if you change ownership of the contract. A guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural
owner to an individual, but the contract will continue to be based on the annuitant’s life. A guaranteed benefit will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family’s) benefit; the guaranteed benefit will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

See Appendix “State contract availability and/or variations of certain features and benefits” for any state variations with regard to terminating any benefits under your contract.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner’s death see “Beneficiary continuation option” in “Benefits available under the contract”. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under Federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other NQ deferred annuity contract issued by us or our affiliates in the same calendar year that you purchase the contract.

A collateral assignment will terminate your benefits under the contract. All withdrawals, distributions and payments are subject to the assignee’s prior approval and payment directions. We will follow such directions until the Company receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See “Tax information”.

About Custodial IRAs

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, the Company will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. The Company will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. The Company will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. The Company may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

How divorce may affect your guaranteed benefits

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a guaranteed benefit, we will not divide the benefit base as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the account value to be paid to an ex-spouse.
Any such withdrawal will be considered a withdrawal from the contract. This means that your guaranteed benefit will be reduced and a withdrawal charge may apply.

How divorce may affect your Joint life GWBL

If you have elected the GWBL on a Joint life basis and subsequently get divorced, we will divide the contract as near as is practicable in accordance with the divorce decree and replace the original contract with two Single life contracts.

If the division of the contract occurs before any withdrawal has been made and after the Conversion effective date, the Applicable percentage under each new contract will be adjusted to a Single life Applicable percentage for your Guaranteed annual withdrawal amount and will be based on each respective individual’s age at the time of first withdrawal and any subsequent Annual Ratchet.

If the division of the contract occurs after any withdrawal has been made and after the Conversion effective date and if the Conversion effective date is a contract date anniversary prior to your 85th birthday, the Joint life Applicable percentage that was in effect at the time of the split will remain in effect for each contract.
If the division of the contract occurs after any withdrawal has been made at least thirty days after the Conversion effective date and if the Conversion effective date is the contract date anniversary following your 85th birthday, the Joint life Applicable percentage that was in effect at the time of the split will remain in effect for each contract. The Joint Life Applicable percentage that was in effect may increase at the time an Annual Ratchet occurs based on each respective individual’s age under their respective new contract.

Distribution of the contracts

The contracts are distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of the Separate Account. The offering of the contracts is intended to be continuous.

Equitable Advisors is an affiliate of the Company, and Equitable Distributors is a wholly owned subsidiary of Equitable Financial. The Distributors are under the common control of Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other life and annuity products we issue.

The contracts are sold by financial professionals of Equitable Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”).

The Company pays compensation to both Distributors based on contracts sold. The Company may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see “Fee table” and “Charges and expenses”.

Equitable Advisors Compensation.
The Company pays compensation to Equitable Advisors based on contributions made on the contracts sold through Equitable Advisors (“contribution-based compensation”). The contribution-based compensation will generally not exceed 8.50% of total contributions. Equitable Advisors, in turn, may pay a portion of the contribution-based compensation received from the Company to the Equitable Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the account value of the contract sold (“asset-based compensation”). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could, over time, exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by Equitable Advisors varies among financial professionals and among Selling broker-dealers. Equitable Advisors also pays a portion of the compensation it receives to its managerial personnel. When a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not Equitable Advisors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described below.

Equitable Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their contract.

Equitable Advisors financial professionals and managerial personnel may also receive other types of compensation including service fees, expense allowance payments and health and retirement benefits. Equitable Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. Equitable Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both the Company’s contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

Differential compensation.
In an effort to promote the sale of the Company’s products, Equitable Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of our contract than it pays for the sale of a contract or other financial product issued by a company other than us. Equitable Advisors may pay different compensation on the sale of the same product, based on such factors as distribution, group or sponsored arrangements, or based on older or newer versions, or series, of the same contract. Equitable Advisors also pay different levels of compensation based on different contract types. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to Equitable Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve the
Company’s contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of the Company’s contracts than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments known as “overrides.” For tax reasons, Equitable Advisors financial professionals qualify for health and retirement benefits based solely on their sales of the Company’s contracts and products sponsored by affiliates.

The fact that Equitable Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend our contract over a contract or other financial product issued by a company not affiliated with the Company. However, under applicable rules of FINRA and other federal and state regulatory authorities, Equitable Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based and, for certain accounts depending on applicable rules, that are in your best interest, on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of Equitable Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

Equitable Distributors Compensation.
The Company pays contribution-based and asset-based compensation (together “compensation”) to Equitable Distributors. Contribution-based compensation is paid based on the Company’s contracts sold through Equitable Distributors‘ Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of Equitable Distributors’ Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. Equitable Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the account value of the contract sold. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which the Company pays to Equitable Distributors will be reduced by the same amount, and the Company will pay Equitable Distributors asset-based compensation on the contract equal to the asset-based compensation which Equitable Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by Equitable Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not Equitable Distributors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

The Company also pays Equitable Distributors compensation to cover its operating expenses and marketing services under the terms of the Company’s distribution agreements with Equitable Distributors.

Additional payments by Equitable Distributors to Selling broker-dealers.
Equitable Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. Equitable Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of the Company’s products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, Equitable Distributors increases the marketing allowance as certain sales thresholds are met. Equitable Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company’s products, Equitable Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Equitable Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our contracts exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-
dealers that we are aware (as of December 31, 2022) received additional payments. These additional payments ranged from $1,813.48 to $7,622,145.26. The Company and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

Allstate Financial Services LLC; American Portfolios Financial Services; Ameriprise Financial Services; Avantax Investment Services, Inc.; Cadaret, Grant & Co., Inc.; Cambridge Investment Research; Capital Investment Group; Centaurus Financial, Inc.; Cetera Financial Group; Citigroup Global Markets, Inc.; Citizens Investment Services; Commonwealth Financial Network; Copper Financial Network (Community America Financial Solutions); CUSO Financial Services; DPL Financial Partners; Equity Services, Inc.; Farmer’s Financial Solution; First Horizon Advisors; Galt Financial Group, Inc.; Geneos Wealth Management; Gradient Securities, LLC; Groove Point (H. Beck, Inc.); Harbour Investments; Independent Financial Group, LLC; Infinex Investments, Inc.; James T. Boroello & Co.; Janney Montgomery Scott LLC; Kestra Investment Services, LLC; Key Investment Services LLC; Ladenburg Thalmann Advisor Network, LLC; Lincoln Financial Advisors Corp.; Lincoln Financial Securities Corp.; Lincoln Investment Planning; Lion Street Financial; LPL Financial Corporation; MML Investors Services, LLC; Morgan Stanley Smith Barney; Mutual of Omaha Investment Services. Inc.; Next Financial Group, Inc.; OneAmerica Securities, Inc.; Park Avenue Securities, LLC; Phoenix Financial Services; PlanMember Securities Corp.; PNC Investments; Primerica Financial Services, Inc.; Pruco Securities, LLC; Raymond James; RBC Capital Markets Corporation; Santander Securities Corp.; SCF Securities, Inc.; Securian Financial Services, Inc.; Sentinus Halo Securities LLC; The Advisor Group (AIG); The Huntington Investment Company; The Leaders Group, Inc.; The Wentworth Group; Transamerica Financial Advisors; U.S. Bancorp; UBS Financial Services Inc.; Valmark Securities, Inc.; Voya Financial Advisors, Inc.; Wells Fargo; Western International Securities, Inc.

Appendix: Portfolio Companies available under the contract

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH150066. You can request this information at no cost by calling 1-877-522-5025 or by sending an email request to EquitableFunds@dfinsolutions.com. If you elect certain Guaranteed benefits, you may only invest in the Portfolios listed in the designated table(s) below.

The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	3.09%	6.41%	9.64%
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.15%	^	0.07%	8.76%	—
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%	^	-14.52%	6.84%	—
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.91%		-22.12%	8.68%	11.89%
Equity	EQ/2000 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.83%		-22.40%	2.94%	7.97%
Equity	EQ/400 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.85%		-15.50%	5.37%	9.54%
Equity	EQ/500 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.80%		-20.01%	7.83%	11.20%
Asset Allocation	EQ/AB Dynamic Moderate Growth Δ — EIMG; AllianceBernstein L.P.	1.12%		-14.63%	1.72%	4.44%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.91%		-28.42%	5.30%	9.53%
Asset Allocation	EQ/Aggressive Growth Strategy† — EIMG	1.02%		-18.34%	4.48%	7.37%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	-1.47%	—	—
Asset Allocation	EQ/Balanced Strategy† — EIMG	0.97%		-15.57%	2.65%	4.58%
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.97%	^	-18.97%	9.23%	12.11%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	-32.13%	7.29%	10.17%
Equity	EQ/ClearBridge Select Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC, ClearBridge Investments, LLC	1.06%	^	-27.06%	8.32%	10.31%
Asset Allocation	EQ/Conservative Growth Strategy† — EIMG	0.97%		-14.46%	2.00%	3.64%
Asset Allocation	EQ/Conservative Strategy† — EIMG	0.94%		-12.26%	0.72%	1.74%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.65%	^	-8.76%	0.20%	0.50%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	-12.89%	0.91%	1.06%
Equity	EQ/Franklin Small Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Franklin Mutual Advisers, LLC	1.05%	^	-17.06%	4.03%	8.30%
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.10%	^	-20.96%	2.87%	6.20%
Asset Allocation	EQ/Growth Strategy† — EIMG	1.00%		-17.40%	3.91%	6.47%
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.65%	^	-7.62%	-0.21%	0.00%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.08%		-14.12%	1.33%	3.60%

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Equity	EQ/International Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.91%		-14.94%	0.83%	3.65%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	0.49%	7.75%	10.75%
Equity	EQ/Invesco Global — EIMG; Invesco Advisers, Inc.	1.15%	^	-32.01%	2.43%	7.33%
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		-16.57%	9.19%	9.46%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%	^	-38.64%	4.23%	10.63%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%		0.20%	8.15%	12.37%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.88%		-18.42%	8.00%	11.24%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%		-30.57%	8.14%	12.18%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%		-11.59%	5.67%	9.46%
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	-28.02%	6.89%	11.87%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-15.20%	4.30%	6.03%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.95%		-14.58%	4.62%	8.96%
Asset Allocation	EQ/Moderate Growth Strategy† — EIMG	0.99%		-16.51%	3.28%	5.53%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a Division of Mellon Investments Corporation	0.69%		1.11%	0.85%	0.46%
Equity	EQ/Morgan Stanley Small Cap Growth — EIMG; BlackRock Investment Management, LLC, Morgan Stanley Investment Management, Inc.	1.15%	^	-44.23%	7.50%	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.80%	^	-0.57%	0.72%	0.71%
Fixed Income	EQ/Quality Bond PLUS — EIMG; AllianceBernstein L.P., Pacific Investment Management Company LLC	0.80%		-10.23%	-0.30%	0.17%
Asset Allocation	EQ/Ultra Conservative Strategy†# — EIMG	0.91%		-9.08%	0.30%	0.80%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%		-32.15%	8.60%	12.39%
Fixed Income	Multimanager Core Bond — EIMG; BlackRock Financial Management, Inc., DoubleLine Capital LP, Pacific Investment Management Company LLC, SSGA Funds Management, Inc.	0.85%	^	-12.77%	-0.45%	0.46%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., Wellington Management Company LLP	1.25%	^	-37.29%	10.37%	15.05%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
Δ
Certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified in the chart by a “
Δ
”. Any such unaffiliated Portfolio is not identified in the chart. See “Portfolios of the Trusts” for more information regarding volatility management.

†
EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*
The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

#	The ATP Portfolio is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

Option A — Asset Allocation account variable investment options are as follows.

EQ Strategic Allocation Portfolios
EQ/Aggressive Growth Strategy	EQ/Conservative Strategy
EQ/Balanced Strategy	EQ/Growth Strategy
EQ/Conservative Growth Strategy	EQ/Moderate Growth Strategy

Option A also includes EQ/AB Dynamic Moderate Growth and EQ/Money Market.

Option B — Custom Selection account variable investment options are as follows.

Category 1 — Fixed Income
EQ/Core Bond Index	EQ/Quality Bond PLUS
EQ/Immediate Government Bond	Multimanager Core Bond
EQ/Money Market

Category 2 — Asset Allocation/Indexed
EQ/400 Managed Volatility	EQ/Conservative Growth Strategy
EQ/500 Managed Volatility	EQ/Conservative Strategy
EQ/2000 Managed Volatility	EQ/Growth Strategy
EQ/AB Dynamic Moderate Growth	EQ/International Managed Volatility
EQ/Aggressive Growth Strategy	EQ/Moderate Growth Strategy
EQ/Balanced Strategy

Category 3 — Core Diversified
1290 VT Small Cap Value	EQ/International Core Managed Volatility
1290 VT SmartBeta Equity	EQ/Large Cap Core Managed Volatility
EQ/American Century Mid Cap Value	EQ/Large Cap Growth Managed Volatility
EQ/ClearBridge Select Equity Managed Volatility	EQ/Large Cap Value Managed Volatility
EQ/Core Plus Bond	EQ/Mid Cap Value Managed Volatility
EQ/Franklin Small Cap Value Managed Volatility	EQ/Morgan Stanley Small Cap Growth
EQ/Global Equity Managed Volatility	Multimanager Aggressive Equity

Category 4 — Manager Select
1290 VT Equity Income	EQ/Janus Enterprise
1290 VT Socially Responsible	EQ/JPMorgan Value Opportunities
EQ/AB Small Cap Growth	EQ/Loomis Sayles Growth
EQ/Capital Group Research	EQ/MFS International Growth
EQ/ClearBridge Large Cap Growth	EQ/PIMCO Ultra Short Bond
EQ/Invesco Comstock	EQ/T. Rowe Price Growth Stock
EQ/Invesco Global	Multimanager Technology

Appendix: Examples of automatic payment plans

The following examples illustrate the amount of the automatic withdrawals that would be taken under the various payment plans described in “Automatic payment plans” under “Accessing your money”. The examples assume a $100,000 allocation to the investment options with assumed investment performance of 0%. The examples show how the different automatic payment plans can be used without reducing your Roll-up benefit base. The examples also show the effect of withdrawals on the Highest Anniversary Value benefit base used to calculate the
Roll-up
benefit base. Also, the examples are based on the
Roll-up
rate shown below and assume that the
Roll-up
benefit base does not reset.

Maximum Payment

Full Annual withdrawal amount payment

Under this payment plan, you will receive the Annual withdrawal amount as scheduled payments. In this example, the “Withdrawal” column reflects the Annual withdrawal amount for the years shown. Amounts in the “Withdrawal” column are calculated by multiplying the “Beginning of the year
Roll-up
benefit base” by the
“Roll-up
rate.” In contract year 4, the “Beginning of year Roll-up benefit base” is calculated by multiplying the “Beginning of year Roll-up benefit base” from year 3 by the “Roll-up rate” and subtracting from that total the year 3 “Withdrawal” amount.

Year	Roll-up rate	Beginning of year Roll-up benefit base	Withdrawal	Percent of Roll-up benefit base Withdrawn	Highest anniversary value benefit base
1	5.00% (a)	$100,000	$0	0.00%	$100,000
2	5.00% (a)	$105,000	$0	0.00%	$100,000
3	5.00% (b)	$110,250	$5,513	5.00%	$94,488
4	5.00% (b)	$110,250 (c)	$5,513	5.00%	$88,975
(a)	This is the Deferral Roll-up rate.
(b)	This is the Annual Roll-up rate in effect if withdrawals begin after the contract date anniversary when the owner is age 64.
(c)	The “Beginning of year Roll-up benefit base” in contract year 4 is calculated as follows: $110,250 = $110,250 x (1+0.05) – $5,513

Customized Payment Plans

Fixed Percentage of 4%

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on a withdrawal percentage that is fixed at 4.0%. In this example, amounts in the “Withdrawal” column are calculated by multiplying the “Beginning of the year
Roll-up
benefit base” by 4.0%.

Year	Roll-up rate	Beginning of year Roll-up benefit base	Withdrawal	Percent of Roll-up benefit base Withdrawn	Highest anniversary value benefit base
1	5.00% (a)	$100,000	$0	0.00%	$100,000
2	5.00% (a)	$105,000	$0	0.00%	$100,000
3	5.00% (b)	$110,250	$4,410	4.00% (c)	$95,590
4	5.00% (b)	$111,353 (d)	$4,454	4.00% (c)	$91,136
(a)	This is the Deferral Roll-up rate.
(b)	This is the Annual Roll-up rate in effect if withdrawals begin after the contract date anniversary when the owner is age 64.
(c)	In contract years 3 and 4, the contract owner received withdrawal amounts of 4.0% even though the Annual Roll-up rate was greater.
(d)	The “Beginning of year Roll-up benefit base” in contract year 4 is calculated as follows: $111,353 = $110,250 x (1+0.05) – $4,410

Fixed Dollar of $5,000

Under this payment plan, you will receive a withdrawal amount that is based on a fixed dollar amount. The fixed dollar amount may not exceed the Annual withdrawal amount in any contract year. In this example, the contract owner has elected to receive withdrawals of $5,000. Amounts in the “Withdrawal” column are calculated by multiplying the “Beginning of the year
Roll-up
benefit base” by the “Percent of Roll-up benefit base withdrawn.”

Year	Roll-up rate	Beginning of year Roll-up benefit base	Withdrawal	Percent of Roll-up benefit base Withdrawn	Highest anniversary value benefit base
1	5.00% (a)	$100,000	$0	0.00%	$100,000
2	5.00% (a)	$105,000	$0	0.00%	$100,000
3	5.00% (b)	$110,250	$5,000	4.54% (c)	$95,000
4	5.00% (b)	$110,763 (d)	$5,000	4.51% (c)	$90,000
(a)	This is the Deferral Roll-up rate.
(b)	This is the Annual Roll-up rate in effect if withdrawals begin after the contract date anniversary when the owner is age 64.
(c)	In contract years 3 and 4, the contract owner received withdrawal amounts less than 5.0% even though the Annual Roll-up rate was 5%.
(d)	The “Beginning of year Roll-up benefit base” in contract year 4 is calculated as follows: $110,763 = $110,250 x (1+0.05) – $5,000

Appendix: Purchase considerations for QP contracts

Trustees who are considering the purchase of an Accumulator
®
Series QP contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer’s plan. There are significant issues in the purchase of an Accumulator
®
Series QP contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred
basis even if the plan is not funded by the Accumulator
®
Series QP contract or another annuity contract. Therefore, you should purchase an Accumulator
®
Series QP contract to fund a plan for the contract’s features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax
contributions are accepted. A “designated Roth contribution account” is not available in the QP contract. Only one additional transfer contribution may be made per contract year. The maximum aggregate contributions for any contract year is 100% of first-year contributions.

If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges; or (2) benefit base adjustments to a guaranteed benefit. If in a defined benefit plan the plan’s actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan’s actuary will be required to determine a current dollar value of each plan participant’s accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant’s normal retirement benefit that can be funded by a QP contract is 80%. The account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. The Company does not guarantee that the account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee’s accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan’s responsibility to adjust the value of the contract to the actuarial equivalent of the participant’s benefit, prior to the contract conversion.

The Company’s only role is that of the issuer of the contract. The Company is not the plan administrator. The Company will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan’s administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. The Company will never make payments under a QP contract to any person other than the plan trust owner.

Given that lifetime required minimum distributions (“RMDs”) must generally commence from the plan for annuitants after the applicable RMD age, trustees should consider:

•	whether RMDs the plan administrator must take under QP contracts would cause withdrawals in excess of the GMIB Roll-up benefit base (5% or 4%, as applicable);

•	that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

•	that if the GMIB is automatically exercised as a result of either the no lapse guarantee, or requested due to a fee increase, payments will be made to the plan trust and may not be rollover eligible.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

Appendix: Guaranteed benefit base examples

The following illustrates the Guaranteed benefit base calculations. Assuming $100,000 is allocated to the variable investment options (with no allocation to the EQ/Money Market or the guaranteed interest option), with no additional contributions, the Guaranteed benefit base(s) for an owner age 65 would be calculated as follows:

End of Contract Year	Assumed Net Return	Roll-up Rate	Account Value	Withdrawal	Return of Principal death benefit base		Highest Anniversary Value benefit base (without GMIB)		Highest Anniversary Value benefit base (with GMIB)		Roll-up benefit base		"Greater of" GMDB
1	3%	5%	$103,000	$0	$100,000	(1)	$103,000	(3)	$103,000	(3)	$105,000		$105,000	(11)
2	9%	5%	$112,270	$0	$100,000	(1)	$112,270	(3)	$112,270	(3)	$112,270	(8)	$112,270	(12)
3	(2)%	5%	$110,025	$0	$100,000	(1)	$112,270	(4)	$112,270	(4)	$117,884		$117,884	(11)

Alternative #1: Client withdraws annual withdrawal amount
4	2%	5%	$106,332	$5,894	$94,748	(2)	$106,374	(5)	$106,376	(6)	$117,884	(9)	$117,884	(11)

Year 5 Annual Withdrawal Amount: $5,894

Alternative #2: Client withdraws an amount in excess of the annual withdrawal amount
4	2%	5%	$104,226	$8,000	$92,872	(2)	$104,267	(5)	$104,380	(7)	$115,672	(10)	$115,672	(11)

Year 5 Annual Withdrawal Amount: $5,784

The account values for contract years 1 through 4 are based on hypothetical rates of return of 3.0%, 9.0%, (2.0)%, and 2.0%. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results. Please note that the Excess withdrawal in the example below does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see “Lifetime required minimum distribution withdrawals” in “Accessing your money”.

Account Value

For example, at the end of contract year 4, the account value is calculated as: $110,025 x (1+2.0%) = $112,226; $112,226 – $5,894 = $106,332.

Guaranteed minimum death benefit

Return of Principal benefit base

(1)	At the end of contract years 1 through 3, the Return of Principal death benefit base is equal to the initial contribution, $100,000.

(2)
At the end of contract year 4, the Return of Principal death benefit base is reduced by the withdrawal on a pro-rata basis. For example, under Alternative #1, the withdrawal amount of $5,894 equals 5.252% of the account value ($5,894 / $112,226 = 5.252%), and the benefit base would be reduced by 5.252%; $100,000 x (1 – 5.252%) = $94,748.

Highest Anniversary Value benefit base

(3)
At the end of contract years 1 and 2, the Highest Anniversary Value benefit base is equal to the current account value. For example, at the end of contract year 2, Highest Anniversary Value benefit base equals the account value of $112,270.

(4)
At the end of contract year 3, the Highest Anniversary Value benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current account value.

For example, at the end of contract year 3, Highest Anniversary Value benefit base equals the Highest Anniversary Value benefit base at the end of year 2 of $112,270.

(5)
At the end of contract year 4, the Highest Anniversary Value benefit is reduced by the withdrawal on a pro-rata basis if GMIB is not elected. Under Alternative #1, the withdrawal amount of $5,894 equals 5.252% of the account value ($5,894 / $112,226 = 5.252%), and the Highest Anniversary Value benefit base would be reduced by 5.252%; $112,270 x (1 – 5.252%) = $106,374.

Under Alternative #2, the withdrawal amount of $8,000 equals 7.128% of the account value ($8,000 / $112,226 = 7.128%), and the Highest Anniversary Value benefit base would be reduced by 7.128%; $112,270 x (1 – 7.128%) = $104,267.

(6)
Under Alternative #1, at the end of contract year 4, the Highest Anniversary Value benefit base is reduced by the withdrawal on a dollar-for-dollar basis if GMIB is elected. Highest Anniversary Value benefit base is equal to the greater of the account value after withdrawal $106,332, and $106,376 [= $112,270 (the Highest Anniversary Value benefit base as of the last contract date anniversary) – $5,894 (Withdrawal amount)]

(7)
Under Alternative #2, at the end of contract year 4, the Highest Anniversary Value benefit base is first reduced by the Annual withdrawal amount if GMIB is elected: ($112,270 – $5,894 = $106,376). Then it is further reduced on a pro-rata basis by the withdrawal in excess of the Annual withdrawal amount. The withdrawal in excess of the Annual withdrawal amount is 1.877% of the account value [($8,000 – $5,894) / $112,226 = 1.877%] and the benefit base would be reduced by 1.877%: $106,376 (Highest Anniversary Value benefit base after the Annual withdrawal amount) – $1,996 (1.877% x $106,376) = $104,380.

Roll-up benefit base (for GMIB and “Greater of” GMDB)

In the example, the first withdrawal is made in contract year 4. The Deferral Roll-up rate is applied in year 1 through 3 before the first withdrawal. In contract year 4, the Annual Roll-up rate is applied. Both the Deferral Roll-up rate and the Annual Roll-up rate are 5%. At the end of contract year 1, the Roll-up benefit base is equal to the initial contribution plus the Deferral Roll-up amount. At the end of contract years 2 through 3, the Roll-up benefit base is equal to the account value, if higher than the previous year’s Roll-up benefit base plus the Deferral Roll-up amount. At the end of contract year 4, the Roll-up benefit base is equal to the previous year’s Roll-up benefit base plus the Annual Roll-up amount.

For example, at the end of contract year 2, Roll-up benefit base = $110,250 [= $105,000 (the Roll-up benefit base as of the last contract date anniversary) + $105,000 x 5.00% (the Deferral Roll-up amount)]

(8)	At the end of contract year 2, the Roll-up benefit base is reset to the current account value. At the end of contract year 2, the Roll-up benefit base equals Account Value of $112,270.

(9)
Under Alternative #1, at the end of contract year 4, the Roll-up benefit base is equal to $117,884 (the Roll-up benefit base as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit base neither decreases nor increases.

(10)
Under Alternative #2, at the end of contract year 4, the Roll-up benefit base is reduced on a pro-rata basis by the withdrawal amount in excess of the Annual withdrawal amount. The withdrawal in excess of the Annual withdrawal amount is 1.877% of the account value [($8,000 – $5,894) / $112,226 =1.877%] and the benefit base would be reduced by 1.877%: $117,884 (the Roll-up benefit bases as of the last contract date anniversary) – $2,212 (1.877% x $117,884) = $115,672. The Annual withdrawal amount $5,894 does not reduce your Roll-up benefit base.

“Greater of” GMDB benefit base

The “Greater of” GMDB benefit base is the greater of (i) the Roll-up benefit base and (ii) the Highest Anniversary Value benefit base.

(11)
At the end of contract years 1 and 3 through 4, the “Greater of” GMDB benefit base is based on the Roll-up benefit base. For example, at the end of contract year 3, the “Greater of” GMDB benefit base equals the Roll-up benefit base of $117,884.

(12)
At the end of contract year 2, the “Greater of” GMDB benefit base is based on the Highest Anniversary Value benefit base. For example, at the end of contract year 2, the “Greater of” GMDB benefit base equals the Highest Anniversary Value benefit base of $112,270.

Appendix: Hypothetical illustrations

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following tables illustrate the changes in account value, cash value and the values of the “Greater of” GMDB II, the Earnings enhancement benefit and the GMIB, including the conversion to the GWBL on the contract date anniversary following age 85, under certain hypothetical circumstances for Series B, Series CP
®
and Series L contracts, respectively. The table illustrates the operation of a contract based on a male, issue age 60, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees,
12b-1
fees or other expenses are deducted from the underlying portfolio assets). After the deduction of the arithmetic average of the investment management fees,
12b-1
fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.3)% and 3.7% for Series B contracts; (2.65)% and 3.35% for Series CP contracts; (2.7)% and 3.3% for Series L contracts at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your account value annually for the “Greater of” GMDB, the Earnings enhancement benefit, the GMIB and GWBL features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the “Greater of” GMDB II charge, the Earnings enhancement benefit charge, the GMIB II charge and any applicable administrative charge and withdrawal charge. The values shown under “Lifetime annual GMIB” for ages 85 and under reflect the lifetime income that would be guaranteed if the GMIB II is selected at that contract date anniversary. An “N/A” in these columns indicates that the benefit is not exercisable in that year. A “0” under any of the death benefit and/or “Lifetime annual GMIB” columns indicates that the contract has terminated due to insufficient account value. However, the GMIB II has been automatically exercised, and the owner is receiving lifetime payments.

The values shown under “GWBL Benefit Base” reflect the amount used in calculating the amount payable under the GWBL, and the values shown under “Guaranteed Annual Withdrawal Amount” reflect the amount that an owner would be able to withdraw each year for life based on that benefit base, if the owner began taking withdrawals in that contract year. An “N/A” in these columns indicates that the benefit is not exercisable in that year. A “0” under any of the death benefit, “GWBL benefit” and/or “Guaranteed Annual Withdrawal Amount” columns, for ages 85 and above, indicates that the contract has terminated due to insufficient account value. As the Guaranteed Annual Withdrawal Amount in those years is $0, the owner would receive no further payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.53%, (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.22% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the variable investment options. The actual rates associated with any contract will vary depending upon the actual allocation of account value among the investment options. These rates do not reflect the fees and expenses for the ATP Portfolio, which is not available for direct allocations. These rates also do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the footnotes to the fee table for the underlying portfolios in “Fee table”. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

Variable deferred annuity
Series B
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:
“Greater of” GMDB II
Earnings enhancement benefit
GMIB II – Custom Selection, including the conversion to the GWBL at age 85

		Account Value		Cash Value		Greater of GMDB II		Total Death Benefit with Earnings enhancement benefit		Lifetime Annual GMIB (1)
Age	Contract Year									Guaranteed Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
60	0	100,000	100,000	93,000	93,000	100,000	100,000	100,000	100,000	N/A		N/A
61	1	94,628	100,607	87,628	93,607	105,000	105,000	107,000	107,000	N/A		N/A
62	2	89,262	101,098	82,262	94,098	110,250	110,250	114,350	114,350	N/A		N/A
63	3	83,893	101,462	77,893	95,462	115,763	115,763	122,068	122,068	N/A		N/A
64	4	78,517	101,687	72,517	95,687	121,551	121,551	130,171	130,171	N/A		N/A
65	5	73,124	101,762	68,124	96,762	127,628	127,628	138,679	138,679	N/A		N/A
66	6	67,708	101,674	64,708	98,674	134,010	134,010	147,613	147,613	N/A		N/A
67	7	62,261	101,408	61,261	100,408	140,710	140,710	156,994	156,994	N/A		N/A
68	8	56,774	100,951	56,774	100,951	147,746	147,746	166,844	166,844	N/A		N/A
69	9	51,241	100,286	51,241	100,286	155,133	155,133	177,186	177,186	N/A		N/A
70	10	45,652	99,398	45,652	99,398	162,889	162,889	188,045	188,045	5,903		5,903
75	15	16,421	90,944	16,421	90,944	207,893	207,893	251,050	251,050	8,498		8,498
80	20	0	73,747	0	73,747	0	265,330	0	331,462	N/A	(2)	12,408
85	25	0	44,251	0	44,251	0	338,635	0	404,767	N/A	(2)	18,403

After conversion of the GMIB II to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		Greater of GMDB II		Total Death Benefit with the Earnings enhancement benefit		GWBL Benefit Base		Guaranteed Annual Withdrawal Amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
85	25	0	44,251	0	44,251	0	338,635	0	404,767	0	338,635	0	16,932
90	30	0	4,986	0	4,986	0	338,635	0	404,767	0	338,635	0	16,932
95	35	0	0	0	0	0	0	0	0	0	338,635	0	16,932
The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a policy would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

(1)
Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the Roll-up benefit base when calculating Guaranteed Income. Based on the assumption of either 0% or 6% returns, the Guaranteed Income produced in this example is the same.

(2)	If the no lapse guarantee is in effect, the contract is terminated and Lifetime GMIB payments calculated using the GMIB benefit base amount at the time of termination will commence.

Variable deferred annuity
Series CP
®
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:
"Greater of" GMDB II
Earnings enhancement benefit
GMIB II – Custom Selection, including the conversion to the GWBL at age 85

		Account Value		Cash Value		Greater of GMDB II		Total Death Benefit with Earnings enhancement benefit		Lifetime Annual GMIB (1)
Age	Contract Year									Guaranteed Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
60	0	103,000	103,000	95,000	95,000	100,000	100,000	100,000	100,000	N/A		N/A
61	1	97,190	103,348	89,190	95,348	105,000	105,000	107,000	107,000	N/A		N/A
62	2	91,416	103,570	83,416	95,570	110,250	110,250	114,350	114,350	N/A		N/A
63	3	85,673	103,655	78,673	96,655	115,763	115,763	122,068	122,068	N/A		N/A
64	4	79,950	103,592	73,950	97,592	121,551	121,551	130,171	130,171	N/A		N/A
65	5	74,241	103,369	69,241	98,369	127,628	127,628	138,679	138,679	N/A		N/A
66	6	68,536	102,974	64,536	98,974	134,010	134,010	147,613	147,613	N/A		N/A
67	7	62,828	102,393	59,828	99,393	140,710	140,710	156,994	156,994	N/A		N/A
68	8	57,107	101,611	55,107	99,611	147,746	147,746	166,844	166,844	N/A		N/A
69	9	51,366	100,614	50,366	99,614	155,133	155,133	177,186	177,186	N/A		N/A
70	10	45,595	99,386	45,595	99,386	162,889	162,889	188,045	188,045	5,903		5,903
75	15	15,817	89,139	15,817	89,139	207,893	207,893	251,050	251,050	8,498		8,498
80	20	0	70,082	0	70,082	0	265,330	0	331,462	N/A	(2)	12,408
85	25	0	38,800	0	38,800	0	338,635	0	404,767	N/A	(2)	18,403

After conversion of the GMIB II to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		Greater of GMDB II		Total Death Benefit with the Earnings enhancement benefit		GWBL Benefit Base		Guaranteed Annual Withdrawal Amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
85	25	0	38,800	0	38,800	0	338,635	0	404,767	0	338,635	0	16,932
90	30	0	0	0	0	0	0	0	0	0	338,635	0	16,932
95	35	0	0	0	0	0	0	0	0	0	338,635	0	16,932
The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a policy would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

(1)
Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the Roll-up benefit base when calculating Guaranteed Income. Based on the assumption of either 0% or 6% returns, the Guaranteed Income produced in this example is the same.

(2)	If the no lapse guarantee is in effect, the contract is terminated and Lifetime GMIB payments calculated using the GMIB benefit base amount at the time of termination will commence.

Variable deferred annuity
Series L
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:
"Greater of" GMDB II
Earnings enhancement benefit
GMIB II – Custom Selection, including the conversion to the GWBL at age 85

		Account Value		Cash Value		Greater of GMDB II		Total Death Benefit with Earnings enhancement benefit		Lifetime Annual GMIB (1)
Age	Contract Year									Guaranteed Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
60	0	100,000	100,000	92,000	92,000	100,000	100,000	100,000	100,000	N/A		N/A
61	1	94,229	100,208	86,229	92,208	105,000	105,000	107,000	107,000	N/A		N/A
62	2	88,498	100,287	81,498	93,287	110,250	110,250	114,350	114,350	N/A		N/A
63	3	82,797	100,224	76,797	94,224	115,763	115,763	122,068	122,068	N/A		N/A
64	4	77,119	100,008	72,119	95,008	121,551	121,551	130,171	130,171	N/A		N/A
65	5	71,456	99,629	71,456	99,629	127,628	127,628	138,679	138,679	N/A		N/A
66	6	65,799	99,072	65,799	99,072	134,010	134,010	147,613	147,613	N/A		N/A
67	7	60,140	98,325	60,140	98,325	140,710	140,710	156,994	156,994	N/A		N/A
68	8	54,470	97,372	54,470	97,372	147,746	147,746	166,844	166,844	N/A		N/A
69	9	48,781	96,200	48,781	96,200	155,133	155,133	177,186	177,186	N/A		N/A
70	10	43,032	94,792	43,032	94,792	162,889	162,889	188,045	188,045	5,903		5,903
75	15	13,543	83,576	13,543	83,576	207,893	207,893	251,050	251,050	8,498		8,498
80	20	0	63,434	0	63,434	0	265,330	0	331,462	N/A	(2)	12,408
85	25	0	30,930	0	30,930	0	338,635	0	404,767	N/A	(2)	18,403

After conversion of the GMIB II to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		Greater of GMDB II		Total Death Benefit with the Earnings enhancement benefit		GWBL Benefit Base		Guaranteed Annual Withdrawal Amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
85	25	0	30,930	0	30,930	0	338,635	0	404,767	0	338,635	0	16,932
90	30	0	0	0	0	0	0	0	0	0	338,635	0	16,932
95	35	0	0	0	0	0	0	0	0	0	338,635	0	16,932
The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a policy would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

(1)
Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the Roll-up benefit base when calculating Guaranteed Income. Based on the assumption of either 0% or 6% returns, the Guaranteed Income produced in this example is the same.

(2)	If the no lapse guarantee is in effect, the contract is terminated and Lifetime GMIB payments calculated using the GMIB benefit base amount at the time of termination will commence.

Appendix: Earnings enhancement benefit example

The following illustrates the calculation of a death benefit that includes the Earnings enhancement benefit for an owner age 45. The example assumes a contribution of $100,000 and no additional contributions. Where noted, a single withdrawal in the amount shown is also assumed. The calculation is as follows:

		No withdrawal	$3,000 withdrawal	$6,000 withdrawal
A	Initial contribution	100,000	100,000	100,000
B	Death benefit: prior to withdrawal. (1)	104,000	104,000	104,000
C	Earnings enhancement benefit earnings: death benefit less net contributions (prior to the withdrawal in D). B minus A.	4,000	4,000	4,000
D	Withdrawal	0	3,000	6,000
E	Excess of the withdrawal over the Earnings enhancement benefit earnings greater of D minus C or zero	0	0	2,000
F	Net contributions (adjusted for the withdrawal in D) A minus E	100,000	100,000	98,000
G	Death benefit (adjusted for the withdrawal in D) B minus D	104,000	101,000 (2)	98,000 (2)
H	Death benefit less net contributions G minus F	4,000	1,000	0
I	Earnings enhancement benefit factor	40%	40%	40%
J	Earnings enhancement benefit H times I	1,600	400	0
K	Death benefit: including the Earnings enhancement benefit G plus J	105,600	101,400	98,000
(1)	The death benefit is the greater of the account value or any applicable death benefit.
(2)	Assumes no earnings on the contract; and that the withdrawal would reduce the death benefit on a dollar-for-dollar basis.

Appendix: Rules regarding contributions to your contract

The following tables describes the rules regarding contributions to your contract. The minimum initial contribution amount for all contract Series and types is $25,000.
Contract Type	NQ
Issue Ages	• 0-85 ( Series B & Series L ) • 0-70 ( Series CP ® )
Minimum additional contribution amount	• $500
Source of contributions	• After-tax money. • Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
Limitations on contributions (1)	• No additional contributions after the first contract year.

Contract Type	Traditional IRA
Issue Ages	• 20-85 ( Series B & Series L ) • 20-70 ( Series CP ® )
Minimum additional contribution amount	• $50
Source of contributions
•   Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement arrangement.

•   Direct
custodian-to-custodian
transfers from another traditional individual retirement arrangement.

•   Regular IRA contributions.

•   Additional
catch-up
contributions.

Limitations on contributions (1)
•   No additional contributions after the first contract year.

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   Although we accept regular IRA contributions (limited to $6,500 for 2023) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during 2023.

(1)
Additional contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

Contract Type	Roth IRA
Issue Ages	• 20-85 ( Series B & Series L ) • 20-70 ( Series CP ® )
Minimum additional contribution amount	• $50
Source of contributions
•  Rollovers from another Roth IRA.

•  Rollovers from a “designated Roth contribution account” under specified retirement plans.

•  Conversion rollovers from a traditional IRA or other eligible retirement plan.

•  Direct custodian-to-custodian transfers from another Roth IRA.

•  Regular Roth IRA contributions.

•  Additional catch-up contributions.

Limitations on contributions (1)
•  No additional contributions after the first contract year.

•  Conversion rollovers after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.

•  Although we accept Roth IRA contributions (limited to $6,500 for 2023) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during 2023.

Contract Type	Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA)
Issue Ages	• 0-70 ( Series B & Series L ) • Not Available for Series CP ®
Minimum additional contribution amount	• $1,000
Source of contributions
•  Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased owner’s traditional individual retirement arrangement or Roth IRA to an IRA of the same type.

•   Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these “Applicable Plans”: qualified plans, 403(b) plans and governmental employer 457(b) plans.

Limitations on contributions (1)
•  No additional contributions after the first contract year.

•  Any additional contributions must be from the same type of IRA of the same deceased owner.

•  No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.

Contract Type	QP
Issue Ages	• 20-75 ( Series B & Series L ) • 20-70 ( Series CP ® )
Minimum additional contribution amount	• $500
Source of contributions
•  Only transfer contributions from other investments within an existing qualified plan trust.

•  The plan must be qualified under Section 401(a) of the Internal Revenue Code.

•  For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

(1)
Additional contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

Contract Type	QP
Limitations on contributions (1)
•  A separate QP contract must be established for each plan participant, even defined benefit plan participants.

•  We do not accept regular on-going payroll contributions or contributions directly from the employer.

•  Only one additional transfer contribution may be made during a contract year.

•  No additional transfer contributions after the annuitant’s attainment of age 75 or if later, the first contract date anniversary.

•  The maximum contribution age for QP contracts without the “Greater of” Guaranteed minimum death benefit will be set for the life of the contract at a date equal to age 75 (or if later, the first contract date anniversary) of the older of the original Owner(s) and Annuitant(s). (Age 70 for Series CP
®
.)

•  The maximum contribution age for QP contracts with GMIB and the “Greater of” Guaranteed minimum death benefit will be set for the life of the contract at a date equal to age 70 (or if later, the first contract date anniversary) of the older of the original Owner(s) and Annuitant(s).

•  Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•  Maximum aggregate contributions for any contract year is 100% of first-year contributions.

See Appendix “Purchase considerations for QP contracts” for a discussion of purchase considerations of QP contracts.
(1)
Additional contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

See “Tax information” for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see “Dates and prices at which contract events occur” in “More information”. Please review your contract for information on contribution limitations.

Appendix: Formula for asset transfer program for guaranteed benefits

As explained in the “Guaranteed minimum income benefit (“GMIB”)” section in this Prospectus, if the GMIB, “Greater of” GMDB or GWBL is in effect, your contract will be subject to predetermined mathematical formulas that require transfers between the variable investment options which you have selected and the ATP Portfolio. This Appendix provides additional information regarding the formulas.

The formulas are set when we issue your contract and do not change while the GMIB, “Greater of” GMDB or GWBL is in effect. On each valuation day, the formulas determine whether a transfer into or out of the ATP Portfolio is required. For purposes of these calculations, amounts in the guaranteed interest option and amounts in a Special DCA program are excluded from amounts that are transferred into the ATP Portfolio.

First, the following ATP formula is used to calculate a contract ratio:

Contract Ratio = 1 – (AV ÷ BB)
Where:
AV = account value on the valuation day (off-cycle valuations use the account value as of the previous business day).
BB = Roll-up benefit base on the valuation day.

Please see the “Guaranteed minimum death benefit and Guaranteed minimum income benefit base” section in this Prospectus for more information on the Roll-up benefit base.

The contract ratio is then compared to predetermined “transfer points” to determine what portion of account value needs to be held in the ATP Portfolio. For your GMIB, there is a minimum and maximum transfer point, which are determined according to the following table.

Contract Date Anniversary	Minimum Transfer Point	Maximum Transfer Point
Issue Date	10%	20%
1st	12%	22%
2nd	14%	24%
3rd	16%	26%
4th	18%	28%
5th	20%	30%
6th	22%	32%
7th	24%	34%
8th	26%	36%
9th	28%	38%
10th	30%	40%
11th	32%	42%
12th	34%	44%
13th	36%	46%
14th	38%	48%
15th	40%	50%
16th	42%	52%
17th	44%	54%
18th	46%	56%
19th	48%	58%
20th (and later)	50%	60%
The minimum and maximum transfer points are interpolated between the beginning of contract year value and end of contract year value during the course of the year. For example, during the first contract year, the minimum transfer point moves from 10% on the first day of the first contract year to 12% on the first day on the second contract year. The maximum transfer point moves similarly during the first contract year from 20% on the first day of the first contract year to 22% on the first day on the second contract year. The ranges for the first and second contract year are shown in the charts below to illustrate the interpolation of transfer points between the beginning of a contract year and the end of a contract year.

First contract year range:
	May 15 Issue Date	Aug 15	Nov 15	Feb 15	May 14 First contract date anniversary
MinimumTransfer Point	10%	10.5%	11%	11.5%	12%
MaximumTransfer Point	20%	20.5%	21%	21.5%	22%
Second contract year range:
	May 14 First contract date anniversary	Aug 15	Nov 15	Feb 15	May 14 Second contract date anniversary
MinimumTransfer Point	12%	12.5%	13%	13.5%	14%
MaximumTransfer Point	22%	22.5%	23%	23.5%	24%
On each valuation day, the portion of account value to be held in the ATP Portfolio is determined by comparing the contract ratio to the transfer points. If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the ATP Portfolio, if any, will be transferred to the variable investment options selected by you. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the ATP Portfolio depending on the account value already in the ATP Portfolio, the guaranteed interest option and a Special DCA program. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of the account value that is invested in the variable investment options selected by you, excluding amounts invested in the guaranteed interest option and a Special DCA program, will be transferred into the ATP Portfolio.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the ATP Portfolio. For example, the transfer amount formula seeks to reallocate account value such that for every 1% by which the contract ratio exceeds the minimum transfer point on a given valuation day, 10% of the account value will be held in the ATP Portfolio, the guaranteed interest option, and a Special DCA program. When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the ATP Portfolio such that 100% of account value will be invested in the ATP Portfolio, the guaranteed interest option, and a Special DCA program.

The transfer amount formula first determines the target percentage that must be in the ATP Portfolio after the ATP transfer as follows:

ATP%	=	Contract Ratio – Minimum Transfer Point

0.1

Where:

ATP%	=	Required percentage of account value in the ATP Portfolio, the guaranteed interest option and the Special DCA program after the ATP transfer.

Contract Ratio	=	The contract ratio calculated on the valuation day

Minimum Transfer Point	=	The minimum transfer point on the valuation day

0.1	=	The 10% differential between the minimum transfer point and the maximum transfer point

The required amount of account value in the ATP Portfolio after the ATP transfer is calculated as follows:

ATP Amount	=	(ATP% * AV) – guaranteed interest option – amounts in a Special DCA program

Where:

AV	=	account value on the valuation day.

guaranteed interest option	=	account value in the guaranteed interest option on the valuation day.

amounts in a Special DCA program	=	account value in a Special DCA program on the valuation day

The ATP Amount cannot be less than $0.

The transfer amount formula is used to determine the transfer amount as follows:

ATP transfer amount = (ATP amount) – (account value currently in ATP Portfolio)

The ATP transfer amount is the amount that must be moved either in or out of the ATP Portfolio.

•	If the ATP transfer amount is positive, it will be moved into the ATP Portfolio if it meets the minimum transfer threshold.

•	If the ATP transfer amount is negative, it will be moved out of the ATP Portfolio if it meets the minimum transfer threshold described below.

The minimum amount that will be transferred is the greater of 1% of account value or $1,000. The test for whether the ATP transfer amount meets the minimum transfer threshold is as follows:

•	If the ATP transfer amount is less than the minimum transfer amount, the ATP transfer will not be processed.

•	If the ATP transfer amount is greater than or equal to the minimum transfer amount, the ATP transfer will be processed.

The following are examples of transactions under the ATP:

	Example 1	Example 2	Example 3
Contract Ratio	17.5%	27%	35%
Valuation Day	4th contract anniversary	5th contract anniversary	6th contract anniversary
Transfer Points	Minimum = 18% Maximum = 28%	Minimum = 20% Maximum = 30%	Minimum = 22% Maximum = 32%
Investment Election	Option A	Option B	Option B
Assumptions	account value = $100,000 ATP Portfolio = $40,000 guaranteed interest option = $10,000 Special DCA program = $20,000	account value = $100,000 ATP Portfolio = $40,000 Special DCA program = $20,000	account value = $100,000 ATP Portfolio = $40,000 Special DCA program = $20,000
Transfer Point Valuation	Contract ratio is less than the minimum transfer point therefore, all amounts must be moved out of the ATP Portfolio	Contract ratio is greater than minimum but less than maximum transfer point. Must determine amount to move in or out of the ATP Portfolio if necessary.	Contract ratio is greater than maximum transfer point therefore, all amounts that are not in the guaranteed interest option or a Special DCA program must be moved into the ATP Portfolio.
ATP% (Contract Ratio – Minimum Transfer Point) ÷ 0.2	0%	(0.27 - 0.2) ÷ 0.1 = 0.7 or 70%	100%
ATP Amount (ATP% * AV) – guaranteed interest option – Special DCA program	(0*$100,000) - $10,000 - $20,000 = -$30,000, (cannot be less than $0) ATP Amount = $0	(0.7 * $100,000) - $20,000 = $50,000	(1*$100,000) - $20,000 = $80,000
Transfer Amount (ATP Amount) – (account value currently in ATP Portfolio)	$0 - $40,000 = -$40,000, (transferred out of the ATP Portfolio)
Scenario 1
–
using current assumptions:
$50,000 – $40,000
=
$10,000
(transferred into the ATP Portfolio.)

Scenario 2
–
If current amount in ATP Portfolio = $65,000 instead of $40,000:
$50,000 – $65,000
= -
$15,000
(transferred out of the ATP Portfolio.)

$80,000 - $40,000 = $40,000 (transferred into the ATP Portfolio)

ATP transfers into the ATP Portfolio will be transferred out of your variable investment options. No amounts will be transferred out of the guaranteed interest option or a Special DCA program. ATP transfers out of the ATP Portfolio will be allocated among the investment options included in your contract’s allocation instructions other than the guaranteed interest option. Any amounts that would have been allocated to the guaranteed interest option will be prorated among the variable investment options. No amounts will be transferred into or out of the guaranteed interest option and the Special DCA program as a result of any ATP transfer.

On any day that a transfer (excluding a dollar cost averaging transfer) is made out of the guaranteed interest option into a variable investment option, the formulas described above will be run, which may in turn trigger an off cycle ATP transfer. Regardless of when this off cycle valuation occurs, an ATP valuation will again occur on the next valuation day. Cancellation of any dollar cost averaging program will not trigger an off cycle ATP transfer. For the purposes of the off cycle valuation only, the ATP transfer amount formula will use the account value as of the previous business day. Off cycle valuations will use the transfer points for the most recent valuation day.

ATP exit option

When the ATP exit option is processed your guaranteed benefit base(s) will be adjusted as follows:

New Benefit Base =	(1- 3%) × A	_ D
1 – B + C

Where:

New Benefit Base =	The new value that the Roll-up benefit base and Highest Anniversary Value benefit base (if applicable) will be adjusted to if this value is less than the current value of the respective benefit bases.

A =	The account value as of the day prior to the ATP exit option.

B =	The [interpolated] minimum transfer point as of the next valuation day.

C =	The total rider charge percentage for both the GMIB and GMDB benefits.

D =	The prorated Roll-up amount from the last contract date anniversary to the next valuation day plus the prorated Roll-up amount for contributions and transfers in that contract year as of the next valuation day minus the contract year-to-date withdrawals up to the Annual withdrawal amount.

3% =	cushion in investment performance to decrease the probability of an ATP transfer on the upcoming valuation day.

For example, the ATP exit option is processed during the seventh month of the fifth ATP year. In the current ATP year, the number of completed months is six. The minimum transfer point is 19%, which is derived by interpolating the fourth ATP year anniversary minimum transfer point and the fifth ATP year anniversary minimum transfer point [=(18%+20%)/2]. The cushion is 3%. Assume that your account value is $100,000, Highest Anniversary Value benefit base is $110,000, Roll-up benefit base is $130,000 and the Roll-up rate is the 5% Annual Roll-up rate. Note that the benefit base for the GMIB is the Roll-up benefit base ($130,000) and that the benefit base for the “Greater of” GMDB ($130,000) is the greater of the Highest Anniversary Value benefit base ($110,000) and the Roll-up benefit base ($130,000). Also assume that no withdrawal has been taken in this contract year and that the pro-rated Roll-up amount (net of withdrawals) is $3,250 (=5%×$130,000×6/12 – 0).

When the ATP exit option is processed, the new benefit base is:

New benefit base =	(1- 3%) × 100,000	_ 3,250	= $113,197
1 – 0.19 + 0.023

Your Highest Anniversary Value benefit base stays at the current value ($110,000), as the new benefit base ($113,197) is greater than your current Highest Anniversary Value benefit base. Your Roll-up benefit base is adjusted to the new benefit base ($113,197), as the new benefit base is less than your current Roll-up benefit base. Accordingly, the new Roll-up benefit base for your GMIB is $113,197. Your “Greater of” GMDB is also adjusted to the new benefit base of $113,197, as it is the greater of the Highest Anniversary Value benefit base ($110,000) and the Roll-up benefit base ($113,197).

Appendix: State contract availability and/or variations of certain features and benefits

The following information is a summary of the states where the Accumulator
®
Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract’s features and benefits as previously described in this Prospectus. Regardless of the state, the rate initially set on an outstanding loan cannot be changed.

States where certain Accumulator
®
Series contracts’ features and/or benefits are not available or vary:

State	Features and benefits	Availability or variation
Arizona	See “Purchasing the Contract”—”Your right to cancel within a certain number of days”	If you reside in the state of Arizona and you are age 65 or older at the time the contract is issued, you may return your variable annuity contract within 30 days from the date that you receive it and receive a refund of account value. This is also referred to as the “free look” period.
Arkansas	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you purchased your contract through a Section 1035 exchange you may return your Accumulator
®
Series contract within 30 days from the date you receive it and receive a full refund of your account value.
California	See “We require that the following types of communications be on specific forms we provide for that purpose (and submitted in the manner that the forms specify)” in "The Company" and “Effect of Excess withdrawals” in “Purchasing the Contract”	You are not required to use our forms when making a transaction request. If a written request contains all the information required to process the request, we will honor it. Although you are not required to use our withdrawal request form, if you do not specify whether we should process a withdrawal that results in an Excess withdrawal, and the transaction results in an Excess withdrawal, we will not process that request.

	See “Asset transfer program (“ATP”)” in “Benefits available under the contract”	If you elect the GMIB, the ATP will commence on the valuation day of your second monthiversary.

“ See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in the state of California and you are age 60 or older at the time the contract is issued, you may return your Accumulator
®
Series contract within 30 days from the date that you receive it and receive a refund as described below. This is also referred to as the ‘‘free look’’ period.

If you allocate your entire initial contribution to the EQ/Money Market variable investment option (and/or guaranteed interest option, if available), the amount of your refund will be equal to your contribution, unless you make a transfer, in which case the amount of your refund will be equal to your Total account value on the date we receive your request to cancel at our processing office. This amount could be less than your initial contribution. If you allocate any portion of your initial contribution to the variable investment options (other than the EQ/Money Market variable investment option), your refund will be equal to your Total account value on the date we receive your request to cancel at our processing office.

“Return of contribution” free look treatment available through certain selling broker-dealers

State	Features and benefits	Availability or variation
California (continued)		Certain selling broker-dealers offer an allocation method designed to preserve your right to a return of your contributions during the free look period. At the time of application, you will instruct your financial professional as to how your initial contribution and any subsequent contributions should be treated for the purpose of maintaining your free look right under the contract. Please consult your financial professional to learn more about the availability of “return of contribution” free look treatment.

If you choose “return of contribution” free look treatment of your contract, we will allocate your entire contribution and any subsequent contributions made during the 40-day period following the contract date, to the EQ/Money Market investment option. In the event you choose to exercise your free look right under the contract, you will receive a refund equal to your contributions.

If you choose the “return of contribution” free look treatment and your contract is still in effect on the 40th day (or next Business Day) following the contract date, we will automatically reallocate your account value to the investment options chosen on your application.

Any transfers made prior to the expiration of the 30-day free look will terminate your right to “return of contribution” treatment in the event you choose to exercise your free look right under the contract. Any transfer made prior to the 40th day following the contract date will cancel the automatic reallocation on the 40th day (or next business day) following the contract date described above. If you do not want the Company to perform this scheduled one-time re-allocation, you must call one of our customer service representatives at 1 (800) 789-7771 before the 40th day following the contract date to cancel.

See “Disability, terminal illness, or confinement to a nursing home’’ under “Withdrawal charge” in “Charges and expenses”
•   A disability CWC waiver will be granted if a U.S. licensed physician certifies that the applicable individual suffers from impairment of cognitive ability, meaning a deterioration or loss of intellectual capacity due to mental illness or disease, including Alzheimer’s disease or related illnesses that require continual supervision to protect oneself or others.

• The terminal illness CWC waiver is applicable if life expectancy is less than 12 months (compared to 6 months in the national version).

•   The nursing home CWC waiver does not require that the applicable individual be confined to a nursing home for more than 90 days before the waiver is granted. The definition of nursing home is as follows: the Owner is receiving, as prescribed by a physician, registered nurse, or licensed social worker, home care or community-based services (including adult day care, personal care, homemaker services, hospice services or respite care) or, is confined in a skilled nursing facility, convalescent nursing home, or extended care facility, which shall not be defined more restrictively than as in the Medicare program, or is confined in a residential care facility or residential care facility for the elderly, as defined in the Health and Safety Code. Out-of-state providers of services shall be defined as comparable in licensure and staffing requirements to California providers.

State	Features and benefits	Availability or variation
California (continued)		• The Company has the right to perform physical exams at our expense during the claim period.

	See ‘‘Transfers of ownership, collateral assignments, loans and borrowing’’ in ‘‘More Information’’	Guaranteed benefits do not terminate upon a change of owner or absolute assignment of the contract. Guaranteed benefits will continue to be based on the original measuring life (i.e., owner, older joint owner, annuitant, older joint annuitant).
Connecticut	See “Charge for each additional transfer in excess of 12 transfers per contract year” in “Fee table” and “Transfer charge” in “Charges and expenses”	The charge for transfers does not apply.

	See “Credit recovery” under “Credits (For Series CP ® contracts only)” in “Purchasing the Contract” and “Your annuity payout options” in “Accessing your money”	The second and third bullets under “Credit recovery” do not apply and are replaced by the following:

•   If you start receiving annuity payments within three years of making any contribution, we will not recover the credit that applies to any contribution made within the prior three years. As a result, we will apply the contract’s cash value, not the account value, to the life contingent annuity payout regardless of how many years have elapsed since last contribution.

•   Credits applied to contributions made within one year of death of the owner (or older joint owner, if applicable) will not be recovered. However, any applicable contract withdrawal charges will continue to apply to those contributions. The 10% free withdrawal amount does not apply when calculating the withdrawal charges applicable to the payment of a death benefit.

	See “GMIB “no lapse guarantee”” under “Guaranteed minimum income benefit” in “Benefits available under the contract”	The no-lapse guarantee will not terminate if your aggregate withdrawals from your contract in any contract year exceed your Annual Withdrawal Amount unless the excess withdrawal drives your account value to zero.

	See “Disruptive transfer activity” in “Transferring your money among investment options”	The ability to restrict transfers due to market timing can only be determined by the underlying fund managers. The Company’s right to restrict transfers due to market timing does not apply.

	See “Transfer Charge” in “Charges and Expenses”	The charge for excessive transfers does not apply. The ability to reserve the right to impose a limit on the number of free transfers does not apply.

	See “Withdrawal charge” in “Charges and expenses”	For Series CP ® contracts: Since credits applied to contributions cannot be recovered, withdrawal charges apply to amounts associated with a credit.

	See “Disability, terminal illness, or confinement to a nursing home” under “Withdrawal charge” in “Charges and expenses”	The withdrawal charge waiver under item (i) does not apply.
	See “Special service charges” in “Charges and Expenses”	The current and maximum third party transfer or exchange charge is $49 per occurrence. The maximum charge for check preparation is $9 per occurrence.

	See “Misstatement of age” in “More information”	We will not deduct interest for any overpayments made by us due to a misstatement of age or sex. Any overpayments will be deducted from future payments.

State	Features and benefits	Availability or variation
Connecticut (continued)	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”
Benefits terminate upon any change of owner who is the measuring life, unless the change of ownership is due to a divorce where the spouse is awarded 100% of the account value and chooses to continue the contract in his or her name and meets the age requirements of the applicable benefit on the date the change in ownership occurs.
Benefits do not terminate upon assignment.
Your contract cannot be assigned to an institutional investor or settlement company, either directly or indirectly, nor may the ownership be changed to an institutional investor or settlement company.

Delaware	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you purchased your contract through a Section 1035 exchange, you may return your Accumulator
®
Series contract within 20 days from the date you receive it and receive a full refund of your contributions, including any contract fees or charges.

	See “Greater of” GMDB I under “Guaranteed benefit charges” in “Charges and expenses”	The maximum charge for the “Greater of” GMDB I death benefit is 1.65%.

	See “Greater of” GMDB II under “Guaranteed benefit charges” in “Charges and expenses”	The maximum charge for the “Greater of” GMDB II death benefit is 1.80%.

Florida	See “How you can purchase and contribute to your contract” in “Purchasing the Contract”	The second sentence in the third paragraph of this section regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.

	See “Credits” in “Purchasing the Contract” (For Series CP ® contracts only)	The following information replaces the second bullet of the final set of bullets in this section:

•   You may annuitize your contract after twelve months, however, if you elect to receive annuity payments within five years of the contract date, we will recover the credit that applies to any contribution made in that five years. If you start receiving annuity payments after five years from the contract date and within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in the state of Florida, you may cancel your variable annuity contract and return it to us within 21 days from the date that you receive it. You will receive an unconditional refund equal to the greater of the cash surrender value provided in the annuity contract, plus any fees or charges deducted from the contributions or imposed under the contract, or a refund of all contributions paid.

	See “Selecting an annuity payout option” under “Your annuity payout options” in “Accessing your money”	The following sentence replaces the first sentence of the second paragraph in this section:

You can choose the date annuity payments begin but it may not be earlier than twelve months from the Accumulator ® Series contract date.
	See “Special service charges” in “Charges and expenses”	The charge for a third-party transfer or exchange applies to any transfer or exchange of your contract, even if it is to another contract issued by the Company.

	See “Withdrawal charge” in “Charges and expenses”	If you are age 65 or older at the time your contract is issued, the applicable withdrawal charge will not exceed 10% of the amount withdrawn.

	See “Misstatement of age” in “More information”	After the second contract date anniversary, an optional Guaranteed minimum death benefit may not be revoked for misstatement of age.

State	Features and benefits	Availability or variation
Florida (continued)	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”
The second paragraph in this section is deleted in its entirety and replaced with the following:

Any guaranteed benefit in effect will terminate in all circumstances if you change ownership of the contract. Please speak with your financial professional for further information.

Your Guaranteed benefits will terminate with all transfers of ownership, even with a change of owner from a trust to an individual, unless the change of ownership is due to a divorce where the spouse is awarded 100% of the Total account value, chooses to continue the contract in his or her name and meets the age requirements of the applicable rider on the date the change in ownership occurs.
New York	Earnings enhancement benefit	Not Available

	See “Greater of” GMDB in “Definitions of key terms”, in “Guaranteed minimum death benefits” and throughout this Prospectus.	The “Greater of” GMDB I and “Greater of” GMDB II are not available. All references to these benefits should be deleted in their entirety.

	See “Guaranteed interest option” under “What are your investment options under the contract?” in “Purchasing the Contract”	For Series CP ® contracts only: The Guaranteed interest option is not available.

	See “Dollar cost averaging” in “Benefits available under the contract”	For Series CP ® contracts only: Investment Simplifier is not available.

See “Guaranteed minimum income benefit” and “Guaranteed minimum death benefits” in “Benefits available under the contract”	The issue ages for owners who elect the Highest Anniversary Value death benefit with a GMIB are 25-80 for all Series except Series CP
®
(25-70). The issue ages for owners who elect the Highest Anniversary Value death benefit without a GMIB are 0-80 for all Series except Series CP
®
(0-70). The issue ages for owners who elect the Return of Principal death benefit with a GMIB are 25-80 for all Series except Series CP
®
(25-70). The issue ages for owners who elect the Return of Principal death benefit without a GMIB are 0-80 for all Series except Series CP
®
(0-70).

See “Credits” in “Purchasing the Contract”
For Series CP
®
contracts only:

If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover all or a portion of the amount of such credit from the account value, based on the number of full months that elapse between the time we receive the contribution and the owner’s (or older joint owner’s, if applicable) death, as follows:

Number of Months	Percentage of Credit
1	100%
2	99%
3	98%
4	97%
5	96%
6	95%
7	94%
8	93%
9	92%
10	91%
11	90%
12	89%

State	Features and benefits	Availability or variation
New York (continued)		We will not recover the credit on subsequent contributions made within 3 years prior to annuitization.

	See “The amount applied to purchase an annuity payout option” in “Accessing your money”	The amount applied to the annuity benefit is the greater of the cash value or 95% of what the account value would be if no withdrawal charge applied.

	See “Selecting an annuity payout option” in “Accessing your money”	For Series CP ® contracts only: The earliest date annuity payments may begin is 13 months from the issue date.
	See “Charges and expenses”	Deductions of charges from the guaranteed interest option are not permitted.

The charge for third-party transfer or exchange does not apply.

The check preparation charge does not apply.

	See “Disability, terminal illness, or confinement to a nursing home”	Item (i) is deleted and replaced with the following: An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration or meets the definition of a total disability as specified in the contract. To qualify, a re-certification statement from a physician will be required every 12 months from the date disability is determined.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”	Collateral assignments are not limited to the period prior to the first contract date anniversary. You may assign all or a portion of your NQ contract at any time, pursuant to the terms described in this Prospectus.
North Dakota	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	You may cancel your variable annuity contract and return it to us within 20 days from the date you receive it. You will receive an unconditional refund equal to your contributions, including any contract fees or charges.

	See “Your beneficiary and payment of benefit“ in “Benefits available under the contract”	Amounts allocated to the Guaranteed interest option will continue to earn interest until the applicable death benefit is paid. This means that your death benefit (other than the applicable guaranteed minimum death benefit) will be increased by the amount of interest credited to any assets in the Guaranteed interest option up until the date on which we pay the death benefit.
Pennsylvania	Required disclosure for Pennsylvania customers	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.
Puerto Rico	IRA and Roth IRA	Available for direct rollovers from U.S. source 401(a) plans and direct transfers from the same type of U.S. source IRAs

	Inherited IRA	Available only under the beneficiary continuation option for currently issued NQ, traditional and Roth IRA contracts.

	QP (Defined Benefit) contracts	Not Available

	See ”Owner and annuitant requirements” in “Purchasing the Contract”	Contracts are not available for purchase by Charitable Remainder Trusts.

State	Features and benefits	Availability or variation
Puerto Rico (continued)	See “How you can purchase and contribute to your contract” in “Purchasing the Contract” (For Series B, Series CP ® and Series L contracts only)	Specific requirements for purchasing QP contracts in Puerto Rico are outlined below in “Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico”.
	See “Exercise rules” under “Guaranteed minimum income benefit (“GMIB”)” in “Benefits available under the contract” (For Series B, Series CP ® and Series L contracts only)	Exercise restrictions for the GMIB on a Puerto Rico QPDC contract are described below, under “Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico”, and in your contract.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” (For Series B, Series CP ® and Series L contracts only)	Transfers of ownership of QP contracts are governed by Puerto Rico law. Please consult your tax, legal or plan advisor if you intend to transfer ownership of your contract.
“Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico” — this section replaces Appendix “Purchase considerations for QP contracts” in your Prospectus.
Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico:
Trustees who are considering the purchase of an Accumulator
®
Series QP contract in Puerto Rico should discuss with their tax, legal and plan advisors whether this is an appropriate investment vehicle for the employer’s plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the GMIB and other guaranteed benefits, and the payment of death benefits in accordance with the requirements of Puerto Rico income tax rules. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted.

Limits on Contract Ownership:

•   The QP contract is offered only as a funding vehicle to qualified plan trusts of single participant defined contribution plans that are tax-qualified under Puerto Rico law, not United States law. The contract is not available to US qualified plans or to defined benefit plans qualifying under Puerto Rico law.

• The QP contract owner is the qualified plan trust. The annuitant under the contract is the self-employed Puerto Rico resident, who is the sole plan participant.

•   This product should not be purchased if the
self-employed
individual anticipates having additional employees become eligible for the plan. We will not allow additional contracts to be issued for participants other than the original business owner.

•   If the business that sponsors the plan adds another employee, no further contributions may be made to the contract. If the employer moves the funds to another funding vehicle that can accommodate more than one employee, this move could result in withdrawal charges, if applicable, and the loss of guaranteed benefits in the contract.

State	Features and benefits	Availability or variation
Puerto Rico (continued)		Limits on Contributions:
• All contributions must be direct transfers from other investments within an existing qualified plan trust.

• Employer payroll contributions are not accepted.

• Only one additional transfer contribution may be made per contract year.

• Checks written on accounts held in the name of the employer instead of the plan or the trustee will not be accepted.

• As mentioned above, if a new employee becomes eligible for the plan, the trustee will not be permitted to make any further contributions to the contract established for the original business owner.
Limits on Payments:
• Loans are not available under the contract.

• All payments are made to the plan trust as owner, even though the plan participant/annuitant is the ultimate recipient of the benefit payment.

• The Company does no tax reporting or withholding of any kind. The plan administrator or trustee will be solely responsible for performing or providing for all such services.

•   The Company does not offer contracts that qualify as IRAs under Puerto Rico law. The plan trust will exercise the GMIB and must continue to hold the supplementary contract for the duration of the GMIB payments.

Plan Termination:

•   If the plan participant terminates the business, and as a result wishes to terminate the plan, the trust would have to be kept in existence to receive payments. This could create expenses for the plan.

•   If the plan participant terminates the plan and the trust is dissolved, or if the plan trustee (which may or may not be the same as the plan participant) is unwilling to accept payment to the plan trust for any reason, the Company would have to change the contract from a Puerto Rico QP to NQ in order to make payments to the individual as the new owner. Depending on when this occurs, it could be a taxable distribution from the plan, with a potential tax of the entire account value of the contract. Puerto Rico income tax withholding and reporting by the plan trustee could apply to the distribution transaction.

State	Features and benefits	Availability or variation
Puerto Rico (continued)
•   If the plan trust is receiving GMIB payments and the trust is subsequently terminated, transforming the contract into an individually owned NQ contract, the trustee would be responsible for the applicable Puerto Rico income tax withholding and reporting on the present value of the remaining annuity payment stream.

• The Company is a U.S. insurance company, therefore distributions under the NQ contract could be subject to United States taxation and withholding on a “taxable amount not determined” basis.
Tax Information — ”Special rules for NQ contracts”
Income from NQ contracts we issue is U.S. source. A Puerto Rico resident is subject to U.S. taxation on such U.S. source income. Only Puerto Rico source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The calculation of the taxable portion of amounts distributed from a contract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.

We require owners or beneficiaries of annuity contracts in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.

The Accumulator
®
Series 13.0 (Series B, Series CP
®
and Series L)

Issued by

Equitable Financial Life and Annuity Company	Equitable Financial Life Insurance Company

This Prospectus describes the important features of the contract and provides information about the Company.

We have filed with the Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) that includes additional information about The Accumulator
®
Series 13.0, Equitable Financial Life and Annuity Company and Separate Account No. 49B, and Equitable Financial Life Insurance Company and Separate Account No. 70. The SAI is incorporated by reference into this Prospectus. The SAI is available free of charge. To request a copy of the SAI, to ask about your contract, or to make other investor inquiries, please call
1-800-789-7771.
The SAI is also available at our website, www.equitable.com/ICSR#EQH150066.

We file periodic reports and other information about The Accumulator
®
Series 13.0, Separate Account No. 49B, and Separate Account No. 70 as required under the federal securities laws. Those reports and other information about us are available on the SEC’s website at http://www.sec.gov, and copies of reports and other information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Class/Contract Identifier: C

; C000118898

The Accumulator® Series 13A

The Accumulator® Series 13.0

A combination variable and fixed individual and group flexible premium deferred annuity contract

Issued through: Separate Account No. 49B

and Separate Account No. 70

Statement of Additional Information

October 17, 2023

Equitable Financial Life and Annuity Company

Equitable Financial Life Insurance Company

This Statement of Additional Information (“SAI”) is not a Prospectus. It should be read in conjunction with the related Accumulator® Series Prospectus, dated October 17, 2023. That Prospectus provides detailed information concerning the contracts and the variable investment options, the fixed maturity options and the guaranteed interest option that fund the contracts. Each variable investment option is a subaccount of the Company’s Separate Account. Definitions of special terms used in the SAI are found in the Prospectus.

A copy of the Prospectus is available free of charge by writing the processing office (Retirement Service Solutions — Post Office Box P.O. Box 1016, Charlotte, NC 28201), by calling 1-800-789-7771 toll free, or by contacting your financial professional.

The Company

Equitable Financial Life and Annuity Company (“Equitable Colorado”) is a Colorado stock life insurance corporation; Equitable Financial Life Insurance Company (“Equitable Financial”) is a New York stock life insurance corporation (until 2020, known as AXA Equitable Life Insurance Company) (collectively, Equitable Colorado and Equitable Financial are herein referred to as the “Company”, “we”, “our” and “us”). The Company is an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under the contract.

Unit Values

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the Accumulator® Series 13.0.

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period multiplied by (ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

(	a	)	c
b

where:

(a)

is the value of the variable investment option’s shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to or withdrawn from the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b)

is the value of the variable investment option’s shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c)

is the daily operations charge, administrative charge and distribution charge relating to the contracts, times the number of calendar days in the valuation period. These daily charges are at an effective annual rate not to exceed a total of 1.70%. Your contract charges may be less.

Custodian

The Company is the custodian for the shares of the Trusts owned by the Separate Account.

Independent Registered Public Accounting Firm

The financial statements of Separate Account No. 49B of Equitable Financial Life and Annuity Company as of December 31, 2022 are not included because Separate Account No. 49B had not commenced operations as of December 31, 2022. The financial statements and supplemental schedules of Equitable Financial Life and Annuity Company as of December 31, 2022 and 2021 included in this SAI have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to Equitable Financial Life and Annuity Company. PricewaterhouseCoopers LLP’s address is 300 Madison Avenue, New York, New York 10017.

Accumulator® 13A and 13.0
#492610

The (i) financial statements of each of the variable investment options of Separate Account No. 70 as of December 31, 2022 and for each of the periods indicated therein and the (ii) consolidated financial statements and financial statement schedules of Equitable Financial Life Insurance Company as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 incorporated in this SAI by reference to the filed Form N-VPFS (for Separate Account No. 70) and Form N-VPFS/A (for Equitable Financial Life Insurance Company) have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company as permitted by the applicable SEC independence rules, and as disclosed in Equitable Financial Life Insurance Company’s Form 10-K. PricewaterhouseCoopers LLP’s address is 300 Madison Avenue, New York, New York 10017.

Distribution of the Contracts

Under distribution agreements between Equitable Distributors, the Company and certain of the Company’s separate accounts, the Company paid Equitable Distributors distribution fees as follows:

	2022	2021	2020
Equitable Colorado	$0	$0	$0
Equitable Financial	$535,080,397	$589,621,128	$436,620,636

as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Company separate accounts. Of these amounts, for each of these three years, Equitable Distributors retained:

	2022	2021	2020
Equitable Colorado	$0	$0	$0
Equitable Financial	$0	$0	$0

Pursuant to a Distribution and Servicing Agreement between Equitable Advisors, the Company and certain of the Company’s separate accounts, the Company paid Equitable Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several Company separate accounts:

	2022	2021	2020
Equitable Colorado	$0	$0	$0
Equitable Financial	$628,586,635	$633,697,608	$542,543,314

Of these amounts, Equitable Advisors retained:

	2022	2021	2020
Equitable Colorado	$0	$0	$0
Equitable Financial	$286,917,091	$282,627,531	$239,488,181

Financial Statements

The financial statements and financial statement schedules of the Company incorporated herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contracts.

The financial statements of Separate Account No. 70 list variable investment options not currently offered under this contract. The financial statements of Separate Account No. 49B are not included because as of December 31, 2022, Separate Account No. 49B had not commenced operations.

2

Equitable Financial Life and Annuity Company

(A wholly owned subsidiary of Equitable Financial Services, LLC,

ultimately a wholly owned subsidiary of Equitable Holdings Inc.)

Statutory Financial Statements, Supplemental Schedules

And Report of Independent Auditors

December 31, 2022 and 2021

EQUITABLE FINANCIAL LIFE AND ANNUITY COMPANY

Report of Independent Auditors

To the Board of Directors of Equitable Financial Life and Annuity Company

Opinions

We have audited the accompanying statutory financial statements of Equitable Financial Life and Annuity Company (the “Company”), which comprise the statutory statements of assets and liabilities, surplus and other funds as of December 31, 2022 and 2021, and the related statutory statements of summary of operations, of changes in capital and surplus, and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”).

Unmodified Opinion on Statutory Basis of Accounting

In our opinion, the accompanying financial statements present fairly, in all material respects, the statutory assets and liabilities, surplus and other funds of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the Colorado Division of Insurance described in Note 2.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles section of our report, the accompanying financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2022 and 2021, or the results of its operations or its cash flows for the years then ended.

Basis for Opinions

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Colorado Division of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Colorado Division of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

PricewaterhouseCoopers LLP, 214 North Tryon Street, Suite 4200, Charlotte, North Carolina 28202

T: (704) 344 7500, www.pwc.com/us

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the statutory financial statements taken as a whole. The supplemental schedule of selected financial data, summary investment schedule, and supplemental investment risk interrogatories (collectively referred to as the “supplemental schedules”) of the Company as of December 31, 2021 and for the year then ended are presented to comply with the National Association of Insurance Commissioners’ Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Charlotte, North Carolina

May 26, 2023

EQUITABLE FINANCIAL LIFE AND ANNUITY COMPANY

STATUTORY STATEMENTS OF ASSETS, LIABILITIES, SURPLUS AND OTHER FUNDS AS OF

(in thousands)

	December 31,
	2022	2021
ADMITTED ASSETS
Cash and invested assets:
Cash, cash equivalents and short term investments	$14,710.4	$49,299.7
Fixed maturities	315,710.9	246,355.1
Policy loans	226,441.2	238,736.7

Total cash and invested assets	556,862.5	534,391.5
Amounts receivable from reinsurers	996.9	555.2
Receivable from parent, subsidiaries and affiliates	16.5	50,076.6
Other assets	2,668.3	1,996.9

Total Assets	$560,544.2	$587,020.2

LIABILITIES, SURPLUS AND OTHER FUNDS
Liabilities:
Commitments and contingencies (Note 8)
Policy reserves & deposit type funds	$418,970.7	$466,008.9
Asset valuation reserve	1,241.6	809.9
Payable to parent, subsidiaries and affiliates	31,204.7	29,037.6
Other liabilities	12,346.2	36,562.9

Total Liabilities	$463,763.2	$532,419.3

Capital and Surplus:
Common capital stock	2,500.0	2,500.0
Gross paid in and contributed surplus	181,346.5	181,346.5
Unassigned (deficit) surplus	(87,065.5)	(129,245.6)

Capital and Surplus	96,781.0	54,600.9

Total Liabilities, Capital and Surplus	$560,544.2	$587,020.2

See notes to the statutory financial statements

EQUITABLE FINANCIAL LIFE AND ANNUITY COMPANY

STATUTORY STATEMENTS OF SUMMARY OF OPERATIONS

FOR THE YEARS ENDED

(in thousands)

	December 31,
	2022	2021
SUMMARY OF OPERATIONS
Premiums and annuity considerations	$(154.6)	$(809.3)
Net investment income	12,285.9	(1,526.7)
Other income	2,523.2	2,395.3

Total revenues	14,654.5	59.3

Policyholder benefits	23,650.3	52,611.4
Increase (decrease) in reserves	(47,038.2)	(27,687.1)
Commissions and operating expenses	2,273.8	2,101.1

Total benefits and expenses	(21,114.1)	27,025.4

Net gain (loss) from operations before federal income taxes	35,768.6	(26,966.1)
Federal income taxes (benefit) expense (excluding tax on capital gains (losses))	—	—

Net gain (loss) from operations	35,768.6	(26,966.1)
Net realized capital (losses) gains, net of tax	(279.4)	(35.2)

Net Income (loss)	$35,489.2	$(27,001.3)

See notes to the statutory financial statements

EQUITABLE FINANCIAL LIFE AND ANNUITY COMPANY

STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

FOR THE YEARS ENDED

(in thousands)

	December 31,
	2022	2021
CHANGES IN CAPITAL AND SURPLUS
Balance — beginning of year	$54,600.9	$21,960.8
Prior year correction of errors	5,138.7	—

Adjusted Balance — beginning of year	59,739.6	21,960.8
Net Income (loss)	35,489.2	(27,001.3)
Change in asset valuation reserve	(431.7)	(177.1)
Capital contribution	—	60,000.0
Other changes to surplus	1,983.9	(181.5)

Net change in capital and surplus for the year	37,041.4	32,640.1

Balance — end of year	$96,781.0	$54,600.9

See notes to the statutory financial statements

EQUITABLE FINANCIAL LIFE AND ANNUITY COMPANY

STATUTORY STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

(in thousands)

	December 31,
	2022	2021
Cash from operating:
Premiums and annuity considerations	$(145.6)	$(178.8)
Net investments income	13,605.1	(1,743.3)
Other income	2,523.2	2,395.3

Total	15,982.7	473.2

Policy benefits	49,624.0	26,673.7
Commissions, expenses and other deductions	1,161.2	2,324.3
Federal and Foreign Tax	—	—

Total	50,785.2	28,998.0

Net cash (used in) provided from operations	(34,802.5)	(28,524.8)

Cash from investments:
Fixed maturities sold, matured or repaid	28,741.0	10,026.9
Fixed maturities acquired	(99,214.7)	(23,625.0)
Net increase (decrease) in policy loans	17,384.4	19,809.2

Net cash from investments	(53,089.3)	6,211.1

Cash from financing and miscellaneous sources :
Capital and paid in surplus	50,000.0	15,000.0
Other cash (applied) provided	3,302.5	4,771.1

Net cash from financing and miscellaneous sources	53,302.5	19,771.1

Net change in cash and short-term investments	(34,589.3)	(2,542.6)
Cash, short-term investments, beginning of year	49,299.7	51,842.3

Cash, short-term investments, end of year	$14,710.4	$49,299.7

Supplemental disclosures of cash flow information:

Non-cash activities during 2022 and 2021 not included in the Statutory Statements of Cash Flows consist of $1,735.0 and $1,738.2 exchange of bonds, respectively.

See notes to the statutory financial statements

EQUITABLE FINANCIAL LIFE AND ANNUITY COMPANY

NOTES TO FINANCIAL STATEMENTS — STATUTORY BASIS

1.	ORGANIZATION

Equitable Financial Life and Annuity Company (“the Company”) is a stock life insurance company chartered by the State of Colorado. The Company is a wholly owned subsidiary of Equitable Financial Services, LLC (“EFS”) a downstream holding company of Equitable Holdings, Inc., and collectively with its consolidated subsidiaries referred to herein as “Holdings”. The Company is an indirect, wholly-owned subsidiary of Holdings.

The Company’s current operations consist principally of the servicing of whole life fixed premium, interest sensitive and 10 year, 15 year and 20 year term life insurance policies. The Company’s life products are distributed by sales associates of Equitable Network, LLC (“Equitable Network”), an affiliate. The Company discontinued issuing new business in 2002. From 2009 through 2011, the Company began issuing one-year term life insurance on a limited basis. This was discontinued in 2012.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statutory basis financial statements of the Company have been prepared in conformity with accounting practices and procedures as prescribed or permitted by the Department of Regulatory Agencies, Colorado Division of Insurance (“SAP”).

The Department of Regulatory Agencies, Colorado Division of Insurance (“Colorado Division of Insurance” or the “Department”) recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company, in order to determine its solvency under the Colorado State Insurance Laws. The National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures manual (“NAIC SAP”) has been adopted as a component of prescribed or permitted practices by the State of Colorado. NAIC SAP is comprised of the Preamble, the Statements of Statutory Accounting Principles (SSAPs) and Appendices.

There are no differences in net income and capital and surplus under NAIC SAP and under SAP for the Company.

Accounting Changes:

Accounting changes adopted to conform to the provisions of NAIC SAP are reported as changes in accounting principles. The cumulative effect of changes in accounting principles are reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. During 2022 and 2021, there were no accounting changes that had a material impact on the Company.

Prior Year Correction of Errors :

During Q2 2022, the Company’s management identified an error whereby the Company recorded impairments of certain policyholder loans and interest receivables because of the untimely processing of cash receipts for policyholder transactions. Upon processing of the cash receipts, it was determined the previously recorded impairments should not have been recorded. As a result of this error, the 2021 net loss from operations was overstated by $5,025.0 thousand (lower loss), and the 2021 surplus was understated by $5,025.0 thousand. In accordance with SSAP #3, the Company reported a correction to increase opening surplus by $5,025.0 thousand within the Statutory Statements of Changes in Capital and Surplus.

During Q1 2022, the Company discovered errors related to policy loan interest totaling $3,988.4 thousand that had been received in 2021, however was not properly recorded as net investment income during 2021. As a result of this error, 2021 net loss from operations was overstated and surplus was understated by $3,988.4 thousand and $113.7 thousand, respectively. In accordance with SSAP #3, the Company reported a correction to increase opening surplus by $113.7 thousand within the Statutory Statements of Changes in Capital and Surplus.

The total errors were evaluated individually and in the aggregate and were concluded to be immaterial on the previously issued financial statements.

Differences Between Generally Accepted Accounting Principles in the United States of America (“GAAP”) and SAP:

The differences between statutory surplus and capital stock determined in accordance with SAP and total shareholder’s equity on a GAAP basis are primarily to: (a) the inclusion in SAP of an Asset Valuation Reserve (“AVR”) intended to stabilize surplus from fluctuations in the value of investment portfolio; (b) policy reserves and deposit type funds under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable and deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company’s financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on earnings. Further, deferred tax assets are reflected to the extent the probability of realization is more likely than not and admissibility of deferred tax assets than are considered realizable is limited while under GAAP, current and deferred Federal income taxes are reported in both income and comprehensive income and deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company’s financial statements. Deferred tax assets are subject to a similar realization assessment under GAAP; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral under SAP of interest-related realized capital gains and losses on fixed income investments through the Interest Maintenance Reserve (“IMR”); (f) certain assets, primarily a portion of the deferred tax asset, are not admissible under SAP but are admissible under GAAP; (g) reserves and reinsurance recoverables on unpaid claims on reinsured business are netted in aggregate reserves and the liability for life policy claims, respectively, under SAP while under GAAP these reinsured amounts are reflected as an asset; and (h) under SAP, premiums, regardless of policy type, are recognized when due and include the change in the deferred premium asset while under GAAP revenue recognition varies by product type and does not include the change in deferred premiums.

The effects of the differences between GAAP and SAP on the accompanying statutory financial statements have not been determined, but are presumed to be material.

Use of Estimates in Preparation of the Financial Statements

The preparation of financial statements in conformity with SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Actual results could differ from those estimates. Some of the significant estimates include those used in determining measurement of an impairment; valuation of investments and the recognition of other than temporary impairments: aggregate reserves; claim liabilities; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters

Accounting Policies

Recognition of Premium Income and Related Expenses

Premiums, considerations and purchase payments are generally recognized as income when due. Payments on deposit type contracts are recorded to the policy reserve. Policy acquisition costs incurred in connection with the acquiring of new business, such as commissions, underwriting, agency and policy issuance expenses, are charged to operations as incurred.

Reinsurance ceded

Policy and contract liabilities ceded to reinsurers under coinsurance agreements have been reported as reductions of the related reserves. Any reinsurance balance amounts deemed to be uncollectible are written off through a charge to earnings. A liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability for unauthorized reinsurers are credited or charged to surplus. Any increase in surplus net of tax resulting from a new reinsurance agreement is recognized as a direct credit to surplus.

Recognition of the surplus increase as income is amortized net of tax as earnings emerge from the business reinsured, with no additional impact to surplus. Losses from new reinsurance treaties are expensed immediately.

Valuation of Investments:

Fixed Maturities, which consist of long-term bonds, are stated primarily at amortized cost in accordance with the valuation prescribed by the Department and the NAIC. On June 11, 2018, the NAIC Valuation of Securities Task Force (“VOS”) adopted a more granular NAIC Designation Category framework. The new NAIC Designation Category applies wherever an NAIC Designation is reported and produced by the SVO. The more granular delineations of credit risk are called an NAIC Designation Category, a combination of the NAIC Designation and NAIC Designation Modifier, and are distributed as follows, 20 in total: 7 for the NAIC 1 Designation grade indicated by the letters A through G; 3 delineations each for each of the NAIC Designation grades NAIC 2, NAIC 3, NAIC 4 and NAIC 5 indicated by the letters A, B and C and 1 delineation for NAIC Designation grade NAIC 6 with no NAIC Designation Modifier. Bonds rated in the top five NAIC Designations are generally valued at amortized cost while bonds rated at the lowest NAIC Designations are valued at lower of amortized cost or fair market value. The Company follows both the prospective and retrospective methods for amortizing bond premium and discount. Both methods require the recalculation of the effective yield at each reporting date if there has been a change in the underlying assumptions. For the prospective method, the recalculated yield will equate the carrying amount of the investment to the present value of the anticipated future cash flows. The recalculated yield is then used to accrue income on the investment balance for subsequent accounting periods. There are no accounting changes in the current period unless the undiscounted anticipated cash flow is less than the carrying amount of the investment. For the retrospective method, the recalculated yield is the rate that equates the present value of actual and anticipated future cash flows with the original cost of the investment. The current balance of the investment is increased or decreased to the amount that would have resulted had the revised yield been applied since inception and investment income is correspondingly decreased or increased. For other than temporary impairments, the cost basis of the bond excluding loan-backed and structured securities is written down to fair market value as a new cost basis and the amount of the write down is accounted for as a realized loss.

Mortgage backed and asset backed bonds are amortized using the effective interest method including anticipated prepayments from the date of purchase; significant changes in the estimated cash flows from original purchase assumptions are accounted for using the retrospective method. Mortgage backed and asset backed bonds carrying values are adjusted for impairment deemed to be other than temporary through write-downs recorded as realized capital losses.

Prepayment assumptions for loan-backed bonds and structured securities were obtained from broker-dealer survey values or internal estimates. These assumptions are consistent with the current interest rate and economic environment. The retrospective adjustment method is predominately used to value securities except issues in default; the prospective adjustment method was used to value issues in default and issues that have a variable interest rate.

Short-term investments are stated at cost or amortized cost, which approximates fair value.

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with a maturity of three months or less and certificates of deposits of one year or less.

Policy loans are stated at unpaid principal balances.

Realized Investments Gains (Losses) and Unrealized Investment Gains (Losses)

Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of net income. The change in unrealized capital gains (losses) is presented as a component of change in surplus.

The AVR and IMR are required under SAP. The AVR is determined by a specified formula and provides for possible future investment losses through charges to capital and surplus. The AVR requires reserves for bonds, preferred stocks, common stocks, mortgage loans on real estate, real estate, and other investments. The IMR captures, for all types of fixed income investments, the realized investment gains and losses which result from changes in the overall level of interest rates. These deferred investment gains or losses are amortized into income over the remaining term to maturity of the investments sold.

Fair Value of Financial Instruments:

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The Company defines fair value as the unadjusted quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are measured using present value or other valuation techniques. The fair value determinations are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such adjustments do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value cannot be substantiated by direct comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

Management is responsible for the determination of the value of investments carried at fair value and the supporting methodologies and assumptions. Under the terms of various service agreements, the Company often utilizes independent valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual securities. These independent valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested. As further described below with respect to specific asset classes, these inputs include, but are not limited to, market prices for recent trades and transactions in comparable securities, benchmark yields, interest rate yield curves, credit spreads, quoted prices for similar securities, and other market-observable information, as applicable. Specific attributes of the security being valued also are considered, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security- or issuer-specific information. When insufficient market observable information is available upon which to measure fair value, the Company either will request brokers knowledgeable about these securities to provide a non-binding quote or will employ widely accepted internal valuation models. Fair values received from independent valuation service providers and brokers and those internally modeled or otherwise estimated are assessed for reasonableness. To validate reasonableness, prices also are internally reviewed by those with relevant expertise through comparison with directly observed recent market trades.

Non-Admitted Assets:

Certain assets designated as “non-admitted” (principally the deferred tax asset) are excluded from the Statement of Assets and statutory surplus. The Company had $22,215.7 thousand of non-admitted assets as of December 31, 2022.

Policy and Contract Claims:

Policy and contract claim expenses are reported in the period when the Company determines they are incurred. The claim liability would include an estimate for claims incurred but not reported.

Aggregate Reserves:

Aggregate reserves for insurance policies are generally computed under the Commissioners’ Reserve Valuation Method or otherwise under the net level premium method or comparable method, and are subject to reserve adequacy testing.

Benefit reserves are computed using statutory mortality and interest requirements and are generally determined without consideration of future withdrawals. Interest rates used in establishing such reserves range from 4% to 6%.

Federal Income Taxes

The Company has a tax sharing agreement with Equitable Holdings and is included in a consolidated federal income tax return together with Equitable Holdings and other affiliates. In accordance with the tax sharing agreement, tax expense is based on a separate company computation. Any loss not currently usable is carried forward and credited when usable by the Company on a separate basis. For more information see Footnote 5.

3.	INVESTMENTS

Fixed Maturities

The following tables provide additional information relating to fixed maturities held by the Company:

	Carrying Value	Gross Unrealized		Estimated Fair Value
		Gains	Losses
	(in thousands)
December 31, 2022
Fixed maturities:
U.S. Government	$10,637.2	$2.7	$829.0	$9,810.9
Political Subdivisions of States and Territories	—	—	—	—
Special Revenue & Special Assessment Obligation	2,095.3	6.6	123.0	1,978.9
Industrial & Misc. (Unaffiliated)	302,978.4	489.9	29,021.4	274,446.9

Total Fixed maturities	$315,710.9	$499.2	$29,973.4	$286,236.7

	Carrying Value	Gross Unrealized		Estimated Fair Value
		Gains	Losses
		(in thousands)

December 31, 2021
Fixed maturities:
U.S. Government	$9,655.9	$1,113.9	$2.5	$10,767.3
Political Subdivisions of States and Territories	340.0	10.3	—	350.3
Special Revenue & Special Assessment Obligation	2,500.9	212.3	—	2,713.2
Industrial & Misc. (Unaffiliated)	233,858.3	13,473.3	1,562.8	245,768.8

Total Fixed maturities	$246,355.1	$14,809.8	$1,565.3	$259,599.6

Proceeds from sales of investments in fixed maturities during 2022 and 2021 were $23,493.3 thousand and $0.0 thousand, respectively. Gross gains of $19.9 thousand in 2022 and $0.0 in 2021 and gross losses of $1,238.6 thousand in 2022 and $0.0 thousand in 2021, respectively were realized on these sales.

The carrying value and estimated fair value of fixed maturities at December 31, 2022 by contractual maturity are as follows:

	Carrying Value	Fair Value
	(in thousands)
Due in one year or less	$9,344.1	$9,231.5
Due after one year through five years	67,979.3	65,189.8
Due after five years through ten years	218,920.3	193,921.1
Due after ten years	17,371.9	15,915.4
Mortgage-backed securities	2,095.3	1,978.9

Total fixed maturities	$315,710.9	$286,236.7

Fixed maturities not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The Company’s management, with the assistance of its investment advisors, monitors the investment performance of its portfolio and reviews the Company’s securities with unrealized losses for other-than-temporary impairments (“OTTI”). Integral to this review is an assessment made each quarter, on a security-by-security basis, by the Company’s Investments Under Surveillance (“IUS”) Committee, of various indicators of credit deterioration to determine whether the investment security is expected to recover. This assessment includes, but is not limited to, consideration of the duration and severity of the unrealized loss, failure, if any, of the issuer of the security to make scheduled payments, actions taken by rating agencies, adverse conditions specifically related to the security or sector, the financial strength, liquidity, and continued viability of the issuer and, for equity securities only, the intent and ability to hold the investment until recovery, and results in identification of specific securities for which OTTI is recognized.

The following table discloses fixed maturities (240 issues) and (38 issues), that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2022 and 2021, respectively (in thousands):

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealize Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
December 31, 2022
U.S Government	$407.4	$742.3	159.3	86.7	$566.7	$829.0
Special Revenue & Special Assess. Obligations	1,759.9	123.0	—	—	$1,759.9	$123.0
Industrial & Misc. (Unaffiliated)	216,938.0	18,965.1	39,287.9	10,056.3	256,225.9	29,021.4

Total Fixed maturities	$219,105.3	$19,830.4	$39,447.2	$10,143.0	$258,552.5	$29,973.4

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
December 31, 2021
U.S Government	$244.1	$2.5	$—	$—	$244.1	$2.5
Industrial & Misc. (Unaffiliated)	27,630.7	529.8	20,207.2	1,033.0	47,837.9	1,562.8

Total Fixed maturities	$27,874.8	$532.3	$20,207.2	$1,033.0	$48,082.0	$1,565.3

All contractual payments remain current and the Company has the ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value.

The Company’s fixed maturity investments are classified by the NAIC utilizing ratings from 1 to 6. Some securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or NAIC designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2022, the Company’s had no fixed maturities that were considered to be other than investment grade.

For the years ended 2022, and 2021, there were no write downs incurred.

At December 31, 2022 and 2021, there were no investments held for the production of income which were non-income producing, for the twelve months preceding the Statutory Statement of Assets date.

At December 31, 2022 and 2021, the Company, in accordance with various government and state regulations, had $4,385.1 thousand and $4,178.0 thousand, respectively of assets on deposit with government or state agencies, representing 0.8% of net admitted assets as of December 31, 2022.

4.	INVESTMENT INCOME

Due and accrued income was excluded from investment income based on securities as recommended by the Equitable Investment Advisor Investments under Surveillance Committee. The Company did not exclude any due and accrued income as of 2022 and 2021.

The following table summarizes the net investment income for 2022 and 2021 (in thousands):

	2022	2021
Fixed maturities	$9,339.0	$7,973.1
Policy Loans	3,191.1	(9,027.7)
Cash, cash equivalents and short term investments	249.4	3.6
Other Income	1.9	—
Investment expense & other	(224.4)	(305.4)
Amortization of interest maintenance reserve	(271.1)	(170.3)

Net Investment Income	$12,285.9	$(1,526.7)

5.	INCOME TAXES

A.

1.	The components of net deferred income tax assets and liabilities as of December 31 2022, consisted of the following (in thousands):

		2022			2021			Change
	(1)	(2)	(3)	(4)	(5)	(6)
			(Col.1+2)			(Col.4+5)	(Col.1-4)	(Col.2-5)
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
1a) Gross Deferred Tax Assets	$20,548.3	$—	$20,548.3	$29,182.8	$—	$29,182.8	$(8,634.5)	$—	$(8,634.5)
1b) Statutory Valuation Allowance Adjustment	—	—	—	—	—	—	—	—	—

1c) Adjusted Gross Deferred Tax Assets	20,548.3	—	20,548.3	29,182.8	—	29,182.8	(8,634.5)	—	(8,634.5)
1d) Adjusted Gross Deferred Tax Assets Non-Admitted	18,931.0	—	18,931.0	28,068.4	—	28,068.4	(9,137.4)	—	(9,137.4)

1e) Subtotal Admitted Adjusted Gross Deferred Tax Asset	1,617.3	—	1,617.3	1,114.4	—	1,114.4	502.9	—	502.9

1f) Gross Deferred Tax Liabilities	245.2	277.7	522.9	260.7	205.7	466.4	(15.5)	72.0	56.5

1g) Net Admitted Deferred Tax Assets	$1,372.1	$(277.7)	$1,094.4	$853.7	$(205.7)	$648.0	$518.4	$(72.0)	$446.4

2.	Admission calculation components:

Admission Calculation Components SSAP. 101(in thousands):

		2022			2021			Change
	(1)	(2)	(3)	(4)	(5)	(6)
			(Col.1+2)			(Col.4+5)	(Col.1-4)	(Col.2-5)
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
2a.) Federal income taxes paid in prior years recoverable through loss carrybacks	$—	—	$—	$—	—	$—	$—	—	$—
2b.) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from 2(a) above) after application of the threshold limitation. (The lesser of 2(b)1 and 2(b)2 below)	$1,094.4	—	$1,094.4	$648.0	—	$648.0	$446.4	—	$446.4
2b.1) Adjusted gross deferred tax assets expected to be realized following the balance sheet date	$1,094.4	—	1,094.4	$648.0	—	648.0	446.4	—	446.4
2b.2)Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	14,353.0	XXX	XXX	8,092.9	XXX	XXX	6,260.1
2c.) Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from 2(a) and 2(b) above) offset by gross deferred tax liabilities	522.9	—	522.9	466.4	—	466.4	56.5	—	56.5

2d.) Deferred tax assets admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,617.3	—	$1,617.3	$1,114.4	—	$1,114.4	$502.9	—	$502.9

Other Admissibility Criteria (in thousands)

	2022	2021
3a.) Ratio percentage used to determine recovery period and threshold limitation amount.	3,799.6%	2,414.7%
3b.) Amount of adjusted capital and surplus used to determine recovery period and threshold limitation as filed:	$96,928.2	$54,762.8

4.	Impact of Tax Planning Strategies (in thousands):

	2022		2021		Change
	1	2	3	4	5	6
					(Col. 1-3)	(Col. 2-4)
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
1. Adjusted gross DTAs amount from Note 9A1(c)	$20,548.3	—	$29,182.8	$—	$(8,634.5)	$—
2. Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	—%	—%	—%	—%	—%	—%

3. Net Admitted Adjusted Gross DTAs amount from Note 9A1(e)	$1,617.3	—	$1,114.4	—	$502.9	$—
4 Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	—%	—%	—%	—%	—%	—%

The company’s tax planning strategies does not include the use of reinsurance.

B.	There are no deferred tax liabilities which are not recognized.

C.	Current income taxes incurred consist of the following major components (in thousands):

1.	Current Income Taxes

Current Income Tax	2022	2021	(Col. 1-2) Change
1a.) Federal income tax on operations	$—	$—	$—
1b.) Foreign	—	—	—

1c.) Subtotal	$—	$—	$—
1d.) Federal income tax on net capital gains	—	—	—
1e.) Utilization of capital loss carry-forwards	—	—	—
1f.) Incurred tax item in surplus	—	—	—
1g.) Federal and foreign income taxes incurred	$—	$—	$—

2.	Deferred tax assets (in thousands)

Ordinary	2022	2021	(Col. 1-2) Change
(2a1) Discounting of unpaid losses	—	—	—
(2a2) Unearned premium reserve	—	—	—
(2a3) Policyholder reserve	$8,433.0	$17,253.9	$(8,820.9)
(2a4) Investments	—	—	—
(2a5) Deferred acquisition costs	1,406.8	748.2	658.6
(2a6) Policyholder dividends accrual	—	—	—
(2a7) Fixed assets	—	—	—
(2a8) Compensation and benefits accrual	—	—	—
(2a9) Pension accrual	—	—	—
(2a10) Receivables — nonadmitted	—	—	—
(2a11) Net operating loss carry-forward	10,017.8	11,024.7	(1,006.9)
(2a12) Tax credit carry-forward	—	—	—
(2a13)Non Admitted Asset	690.7	156.0	534.7

(2a99) Subtotal	20,548.3	29,182.8	(8,634.5)
C2b) Statutory valuation allowance adjustment		—	—
C2c). Nonadmitted	18,931.0	28,068.4	(9,137.4)

C2d.) Admitted ordinary deferred tax assets
(2a99-2b-2c)	$1,617.3	$1,114.4	$502.9

Capital
(2e1) Investments	—	—	—
(2e2) Net capital loss carry-forward	—	—	—
(2e3) Real estate	—	—	—
(2e4) Other	—	—	—
(2e99.) Subtotal	—	—	—
(C2f) Statutory valuation allowance adjustment	—	—	—
(C2g) Non Admitted	—	—	—

(C2h) Admitted capital deferred tax assets (2e99-2f-2g)	—	—	—
(C2i.) Admitted deferred tax asset (2d + 2h)	$1,617.3	$1,114.4	$502.9

3.	Deferred tax liabilities (in thousands):

	2022	2021	Change
Ordinary
(3a1) Investments	—	—	—
(3a2) Fixed assets	—	—	—
(3a3) Deferred and uncollected premium	$231.0	$241.8	$(10.8)
(3a4) Policyholder reserves	$14.2	$18.9	$(4.7)
(3a5) Other	—	—	—

(3a99) Subtotal	245.2	260.7	(15.5)

Capital
(3b1) Investments	$277.7	$205.7	$72.0
(3b2) Real estate	—	—	—
(3b3) Other	—	—	—

(3b99) Subtotal	277.7	205.7	72.0
(C3c.) Deferred tax liabilities (3a99+3b99)	522.9	466.4	56.5
C4. Net deferred tax assets/liabilities (2i-3c)	$1,094.4	$648.0	$446.4

The change in net deferred income taxes is comprised of the following (in thousands):

	2022	2021	Change
Total deferred tax assets	$20,548.3	$29,182.8	$(8,634.5)
Total tax liabilities	522.9	466.4	$56.5

Net deferred tax assets/(liabilities)	20,025.4	28,716.4	(8,691.0)
Statutory valuation allowance adjustment	—	—	—

Net deferred tax assets/(liabilities) after SVA	$20,025.4	$28,716.4	$(8,691.0)
Tax effect of unrealized gains (losses)			—

Increase (decrease) in net deferred tax asset (liability)			$(8,691.0)

D.	Reconciliation of total statutory income taxes reported to tax at the statutory tax rate:

The provision for federal and foreign income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows (in thousands):

	2022	2021
Provision computed at statutory rate	$7,234.8	$(5,698.1)
Change in not admitted assets	(490.8)	(63.5)
IMR capital gains and amortization	57.0	35.7
2021 Revision recorded in 2022	1,890.0	—

Total statutory taxes	$8,691.0	$(5,725.9)

Federal and Foreign Income Taxes Incurred	—	—
Change in net deferred income tax	8,691.0	(5,725.9)
Total statutory taxes	$8,691.0	$(5,725.9)

E.	As of December 31, 2022 and 2021 the Company has tax effected net operating loss carry-forwards of $10,017.8 thousand and $11,024.7 thousand, respectively, available for tax purposes.

The amounts of federal income taxes incurred that are available for recoupment in the event of future net losses are $0 thousand, $0 thousand and $0 thousand in 2022, 2021 and 2020, respectively.

There are no deposits admitted under section 6603 of the Internal Revenue Code.

F.	The company is included in a consolidated federal tax return together with its ultimate domestic parent Equitable Holdings and other subsidiaries and affiliates as follows:

1.	Equitable Financial Life Insurance Company	9.	MONY Financial Services, Inc.
2.	Equitable Financial Life Insurance Company of America	10.	Financial Marketing Agency, Inc.
3.	Equitable Distribution Holding Corporation	11.	EQ AZ Life Re Company
4.	AllianceBernstein Corp.	12.	CS Life RE Company
5.	Equitable Structured Settlement Corp.	13.	Alpha Units Holdings II, Inc.
6.	Equitable Casualty Insurance Co.	14.	Alpha Units Holdings, Inc.
7.	JMR Realty Services, Inc.	15.	Penn Investment Advisors, Inc.
8.	1740 Advisers, Inc.

Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

In accordance with the tax sharing agreement between Holdings and the Company, tax expense is based on separate company computations. Any loss not currently usable is carried forward and credited when usable by the company on a separate basis.

G.	Consideration of the Inflation Reduction Act (Act) for Fourth Quarter 2022 Financial Statements:

a. The Inflation Reduction Act (Act) was enacted on August 16, 2022, and included a new corporate alternative minimum tax (“CAMT”). The Act and CAMT go into effect for tax years beginning after 2022.

b. The Company is included in a consolidated federal income tax return together with its ultimate domestic parent, Equitable Holdings, Inc. (“EQH”). EQH has not determined as of the reporting date if it will be liable for CAMT in 2023.

The fourth quarter 2022 financial statements do not include an estimate impact of the CAMT because a reasonable estimate cannot be made.

H.

As of December 31, 2022, the Company had no provision for tax contingencies. It is not expected that this will increase in the next twelve months. It is reasonably possible that the total amounts of unrecognized tax benefit will change within the next 12 months. The possible change in the amount of unrecognized tax benefit cannot be estimated at this time.

6.	INFORMATION CONCERNING PARENT, SUBSIDIARIES, AND AFFILIATES

The Company received, from its parent EFS, cash capital contributions of $10.0 million during 2021, one on September 30, 2021 for $5.0 million, and another on December 28, 2021 for $5.0 million. Additionally, as of December 31, 2021, with the permission of the Colorado Division of Insurance, the Company accrued a $50.0 million capital contribution from EFS. This amount was settled on February 16, 2022.

On December 31, 2020, with the permission of the Colorado Division of Insurance, the Company accrued a $5.0 million capital contribution from EFS. This amount was settled February 18, 2021.

The Company reimburses Equitable Financial Life Insurance Company (“EFLIC”) for its use of their personnel, property and facilities in carrying out certain of its operations. Reimbursement for intercompany services is made on the basis of the cost of services provided. The amounts of these inter-company transactions were $0.0 and $266.9 thousand in 2022 and 2021, respectively. The Company paid Equitable Network $1,927.8 thousand and $1,913.8 thousand for agent renewal commissions and fees in 2022 and 2021 respectively. Intercompany transactions are typically settled on a monthly basis.

The Company recorded $31,204.7 thousand and $29,037.6 thousand of intercompany amounts payable, primarily due to EFLIC as of December 31, 2022 and 2021, respectively. As of December 2021 with the permission of Colorado Division of Insurance, the Company accrued a $50.0 million capital contribution receivable from its parent EFS. This amount was settled on February 16, 2022. In addition $16.5 thousand and $76.6 thousand were due from Equitable Network as of December 31, 2022 and 2021, respectively.

AllianceBernstein provides investment advisory and management services to the Company on a fee basis which amounted to $225.3 thousand and $201.9 thousand in 2022 and 2021, respectively.

The Company and EFLIC have reinsurance agreements in which the Company cedes a portion of its life insurance business to EFLIC. Under these agreements, the Company received $7,520.2 thousand and $10,620.1 thousand for claims and expenses from EFLIC in 2022 and 2021 and paid $6,566.8 thousand and $7,093.0 thousand for premiums to EFLIC in 2022 and 2021, respectively. See Footnote 10 for further details.

The Company has inforce corporate owned life insurance policies (“COLI”) issued to EFLIC, which are 100% ceded to a third party reinsurer. Direct premiums received from EFLIC were $14.7 million and $15.0 million for the years 2022 and 2021, respectively.

7.	CAPITAL AND SURPLUS, SHAREHOLDER DIVIDEND RESTRICTIONS

The Company has 1,000,000 shares of common capital stock authorized and outstanding with a par value of $2.50 per share as of 2022 and 2021. All outstanding shares are held by EFS.

Under Colorado Insurance Law, a domestic life insurer may pay without prior approval of the Superintendent a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would not permit the

Company to pay any shareholder dividends during 2023. Any payment of dividends during 2023 requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. The Company did not pay any dividends in 2022 and 2021.

8.	CONTINGENCIES

Assessments

The Company holds a $107.5 thousand liability for the estimated portion of future assessments related to insolvent insurers, primarily Executive Life Ins. Co. and Lincoln Memorial Life Insurance Company. These assessments are expected to be paid over an extended period. The Company also holds a $86.5 thousand asset for premium tax offsets that are expected to be realized with respect to these assessments and $131.9 thousand asset for premium tax offsets for assessments already paid. The Company has received no notification in 2022 of any other new insolvency material to the Company.

Listed below is a reconciliation of premium tax offsets (in thousands):

a. Assets recognized from paid and accrued premium tax offsets prior year end	$166.5
b. Decreases current year:
Premium tax offset applied	7.1
c. Increases current year:
2022 Assessments for which future credits will be applied	59.0

d. Assets recognized from paid and accrued premium tax offsets current year end	$218.4

Litigation

Insurance litigation:

A number of lawsuits, claims, assessments and regulatory inquiries have been filed or commenced against life insurers in the jurisdictions in which the Company does business. These actions and proceedings involve, among other things, insurers sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration, product design, features and accompanying disclosure, cost of insurance increases, the use of captive reinsurers, payments of death benefits and the reporting and escheatment of unclaimed property, alleged breach of fiduciary duties, alleged mismanagement of client funds and other matters. Some of the matters have resulted in the award of substantial fines and judgments against other insurers, including punitive damages, or in substantial settlements. Courts, juries and regulators often have substantial discretion in awarding damage awards and fines, including punitive damages. The Company, from time to time, is involved in such actions and proceedings. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company’s financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards and regulatory fines that bear little or no relation to actual economic damages incurred, continues to create the potential for an unpredictable judgment in any given matter.

9.	FAIR VALUE MEASUREMENTS

Assets measured at fair value on a non-recurring basis

Certain financial assets are measured at fair value on a non-recurring basis, such as certain bonds valued at the lower of cost or fair value (after any other than temporary impairments), or investments that are impaired during the current year and recorded at fair value at that point in time. As of December 2022 and 2021, there are no assets measured at fair value on a non-recurring basis.

Aggregate Fair Value of all Financial Instruments. (in thousands):

2022

Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	Level 1	Level 2	Level 3	Not Practicable (Carrying Value)
Bonds	$286,236.7	$315,710.9	—	$286,236.7	—	—
Policy Loans	$250,914.9	$226,441.2	—	—	$250,914.9	—

2021
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	Level 1	Level 2	Level 3	Not Practicable (Carrying Value)
Bonds	$259,599.6	$246,355.1	$—	$259,599.6	$—	$—
Policy Loans	$246,483.6	$238,736.7	$—		$246,483.6	$—

10. REINSURANCE AGREEMENTS

The Company cedes reinsurance to EFLIC and non-affiliated insurance companies. The financial statement amounts are shown net of reinsurance ceded. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the Company of liability.

To limit exposure to losses, effective February 1998, the Company reinsured 90% of the mortality risk on new term policies. The Company also reinsures mortality risks in excess of $150.0 thousand on any single life, as well as the entire risk on certain substandard underwriting risks and in certain other cases. The reinsurance treaties include an agreement with the Reinsurance Group of America (“RGA”) for the Corporate Owned Life Insurance (‘COLI) block of business.

The amounts related to reinsurance ceded agreements are as follows:

	2022	2021
	(in thousands)

Direct premiums	$23,067.8	$24,012.4
Reinsurance premiums ceded:
EFLIC	(6,350.9)	(7,093.0)
Reinsurance Group of America	(14,918.9)	(15,367.1)
Other	(1,952.6)	(2,361.6)

Premiums	$(154.6)	$(809.3)

Reduction in insurance
Reserves: (at December 31)
Reinsurance Group of America	$1,127,262.6	$1,115,244.1
Other	$1,446.6	$1,881.2
Included in Other income:
Commission and expense allowance	$2,523.2	$2,395.2

No contracts requiring disclosure under paragraphs 79-84 of SSAP No. 61R were identified for the year ended December 31, 2022.

11.	RESERVES FOR LIFE CONTRACTS AND DEPOSIT-TYPE CONTRACTS

The Company waives deduction of deferred fractional premium upon death of insured and returns any portion of the final premium paid beyond the month of death. Surrender values are not in excess of the legally computed reserves.

Policies issued subject to multiple table substandard extra premiums are valued on the substandard reserve basis which recognizes the non-level incidence of the excess mortality costs. For permanent or temporary flat extras, an extra reserve equal to one-half of the gross extra premium is held in addition to the reserve on the standard basis.

As of December 31, 2022 the Company has $2,145,124 insurance in-force for which gross premiums are less than the net premiums according to the standard valuation set by the State of Colorado. Reserves to cover the above totaled $19.3 thousand at year-end and are reported in Exhibit 5, Miscellaneous Reserves.

The Tabular Interest and cost has been determined by formula as required by the insurance laws in the State of Colorado.

The Tabular Less Actual Reserve Released has been determined by formula as required by the insurance laws in the State of Colorado.

The Tabular Cost has been determined by formula as required by the insurance laws in the State of Colorado.

The Company has no contracts not involving life contingencies.

12.	ANALYSIS OF LIFE ACTUARIAL RESERVES BY WITHDRAWAL CHARACTERISTICS (in thousands):

	Account Value		Cash Value		Reserve
1. General Account
a. Subject to discretionary withdrawal, surrender values, or policy loans:
a. Term Policies with Cash Value	$		$		$
b. Universal Life
c. Universal Life with Secondary Guarantees
d. Indexed Universal Life
e. Indexed Universal Life with Secondary Guarantees
f. Indexed Life
g. Other Permanent Cash Value		$1,502,814.1		$1,502,814.1		$1,504,384.1
h. Variable Life
i. Variable Universal Life
j. Miscellaneous Reserves
a. Not subject to discretionary withdrawal or no cash values:
a. Term Policies without Cash		XXX		XXX		$1,998.2
b. Accidental Death Benefits		XXX		XXX
c. Disability — Active Lives		XXX		XXX		$0.1
d. Disability — Disabled Lives		XXX		XXX		$1,278.3
e. Miscellaneous Reserves		XXX		XXX		$40,019.3
(3) Total (gross: direct + assumed)		$1,502,814.1		$1,502,814.1		$1,547,679.9
(4) Reinsurance Ceded		$1,126,991.3		$1,126,991.3		$1,128,709.2
(5) Total (net) (3) — (4)		$375,822.8		$375,822.8		$418,970.7

B. Separate Account with Guarantees — None.

C. Separate Account Nonguaranteed — None.

13.	PREMIUMS AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums as of December 31, 2022 and 2021 were as follows:

	2022		2021
	Gross	Net of Loading	Gross	Net of Loading
	(in thousands)		( in thousands)
Ordinary renewal	$(2,556.8)	$(2,763.1)	$(2,164.2)	$(2,399.5)

Total	$(2,556.8)	$(2,763.1)	$(2,164.2)	$(2,399.5)

14.	SUBSEQUENT EVENTS

Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in these consolidated financial statements, through their date of issue on May 26, 2023.

Equitable Financial Life and Annuity Company

Schedule 1 — Selected Financial Data

At and for the Year Ended December 31, 2022

The following is a summary of certain financial data included in exhibits and schedules in the Annual Statement filed with the office of Colorado Division of Insurance subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

2022
(in thousands)
Investment Income Earned
U.S. Government bonds	$138.6
Other bonds (unaffiliated)	9,200.4
Bonds of affiliates	—
Preferred stocks (unaffiliated)	—
Preferred stocks of affiliates	—
Common stocks (unaffiliated)	—
Common stocks of affiliates	—
Mortgage loans	—
Real estate	—
Premiums notes, policy loans and liens	3,191.1
Cash on hand and on deposit	—
Short-term investments	249.4
Other invested assets	—
Derivative instruments	—
Aggregate write-ins for investment income	1.9

Gross Investment Income	$12,781.4

Real Estate Owned — Book Value less Encumbrances	—

Mortgage Loans — Book Value:
Farm mortgages	—
Residential mortgages	—
Commercial mortgages	—
Total mortgage loans	—

Mortgage Loans by Standing — Book Value:
Good standing	—
Good standing with restructured terms	—
Interest overdue more than three months, not in foreclosure	—
Foreclosures in process	—

Equitable Financial Life and Annuity Company

Schedule 1 — Selected Financial Data

At and for the Year Ended December 31, 2022

(continued)

2022
(in thousands)
Other Long Term Assets — Statement Value	—
Collateral Loans	—

Bonds and Stocks of Parent, Subsidiaries and Affiliates — Book Value:
Bonds	—
Preferred Stocks	—
Common Stocks	—

Bonds and Short-term Investments by Class and Maturity:
Bonds by Maturity — Statement Value
Due within one year or less	$9,344.1
Over 1 year through 5 years	67,979.3
Over 5 years through 10 years	218,920.3
Over 10 years through 20 years	17,546.3
Over 20 years	1,920.9

Total by Maturity	$315,710.9

Bonds by Class — Statement Value
Class 1	$241,610.1
Class 2	74,100.8
Class 3	—
Class 4	—
Class 5	—
Class 6	—

Total by Class	$315,710.9

Total Bonds Publicly Traded	$277,951.0

Total Bonds Privately Placed	$37,759.9

Preferred Stocks — Statement Value	—
Common Stocks — Fair Value	—
Short-term Investments — Book Value	—

Financial Options Owned — Statement Value	—
Financial Options Written and In Force — Statement Value	—
Financial Futures Contracts Open — Current Price	—
Cash on Deposit	$(946.0)

Equitable Financial Life and Annuity Company

Schedule 1 — Selected Financial Data

At and for the Year Ended December 31, 2022

(continued)

2022
(in thousands)
Life Insurance in Force
Industrial	—
Ordinary	$2,175,610.0

Credit Life	—
Group Life	—
Amount of Accidental Death Insurance in Force Under
Ordinary Policies	$1,400.0

Life Insurance Policies with Disability Provisions in Force:
Industrial	—
Ordinary	$45,882.0

Credit Life	—
Group Life	—
Supplementary Contracts in Force:
Ordinary — Not Involving Life Contingencies
Amount on Deposit	—
Income Payable	—
Ordinary — Involving Life Contingencies
Income Payable	—
Group — Not Involving Life Contingencies
Amount on Deposit	—
Income Payable	—
Group — Involving Life Contingencies
Income Payable	—

Annuities:
Ordinary
Immediate — Amount of Income Payable	—
Deferred — Fully Paid Account Balance	—
Deferred — Not Fully Paid — Account Balance	—
Group
Amount of Income Payable	—
Fully Paid Account Balance	—
Not Fully Paid — Account Balance	—

Equitable Financial Life and Annuity Company

Schedule 1 — Selected Financial Data

At and for the Year Ended December 31, 2022

(continued)

Accident and Health Insurance — Premiums in Force:
Ordinary	—
Group	—
Credit	—

Deposit Funds and Dividend Accumulations:
Deposit Funds — Account Balance	—
Dividend Accumulations — Account Balance	—
Claim Payments 2022 :
Group Accident and Health Year Ended December 31, 2022
2022	—
2021	—
2020	—
2019	—
2018	—
Prior	—

Other Accident and Health	—
2022	—
2021	—
2020	—
2019	—
2018	—
Prior	—

Other Coverage’s that use developmental methods to calculate claim reserve	—
2022	—
2021	—
2020	—
2019	—
2018	—
Prior	—

Equitable Financial Life and Annuity Company

Supplemental Summary Investment Schedule

December 31, 2022

	Gross Investment Holdings and Admitted Assets as Reported in the Annual Statement
	(in thousands)
Investment Categories	Amount	Percentage
Long-Term Bonds (Schedule D, Part 1):
U.S. Governments	$10,637.2	1.91%
U.S. Political Subdivisions of States, Territories and Possessions, Guaranteed	—	—%
U.S. Special Revenue and Special Assessment Obligations, etc., Non-Guaranteed	2,095.3	0.38%
Industrial and Miscellaneous	302,978.4	54.41%
Total Long-Term Bonds	$315,710.9	56.70%

Cash, Cash Equivalents, and Short-Term Investments:
Cash (Schedule E, Part 1)	(946.0)	(0.17)%
Cash Equivalents (Schedule E, Part 2)	15,656.4	2.81%
Total Cash, Cash Equivalents, and Short-Term Investments	$14,710.4	2.64%

Contract loans	$226,441.2	40.66%

Total invested assets	$556,862.5	100%

Equitable Financial Life and Annuity Company

Supplemental Investment Risks Interrogatories

December 31, 2022

1.	State the reporting entity’s total admitted assets as reported on the Statement of Assets: $560,544.2 thousand.

2.

State by investment category the ten largest exposures to a single issuer/borrower/investment, excluding U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt, property occupied by the Company and policy loans are as follows:

Investment	Amount	% of Total Admitted Assets
	(in thousands)
ALLIANCEBERNSTEIN GOVT STIF PORTFOLIO	$15,656.3	2.8
META PLATFORMS INC	5,998.6	1.1
INTEL CORP	5,850.9	1.0
SPIRE ALABAMA INC	5,000.0	0.9
TEXAS INSTRUMENTS INC	4,955.1	0.9
STATE STREET CORP	4,597.2	0.8
PFIZER INC	4,580.7	0.8
HOME DEPOT INC/THE	4,135.6	0.7
PROLOGIS LP	4,085.0	0.7
ALABAMA POWER CO	4,000.0	0.7

3.	State the amounts and percentages of the reporting entity’s total admitted assets held in bonds, short term investments and preferred stocks by NAIC rating:

NAIC Designation	Statement Value		% of Total Admitted Assets
	(in thousands	)
NAIC-1	$241,610.1		43.1%
NAIC-2	74,100.8		13.2%
NAIC-3

	$315,710.9

The Company held no preferred stock.

4.	Assets held in foreign investments:

		(in thousands)
Total admitted assets held in foreign investment	$40,801.6	7.3%
Foreign currency-denominated investments	$0.0	0.0%
Insurance liabilities denominated in that same foreign currency	$0.0	0.0%

5.	Aggregate foreign investment exposure categorized by NAIC sovereign rating:

	Amount	% of Total Admitted Assets
	(in thousands)
Countries rated NAIC 1	$39,801.2	7.1%
Countries rated NAIC 2	1,000.4	0.2%
Countries rated NAIC 3 or below	—	—

Equitable Financial Life and Annuity Company

Supplemental Investment Risks Interrogatories

December 31, 2022

(continued)

6.	Two largest foreign investment exposures to a single country categorized by NAIC sovereign rating are as follows:

	Amount	% of Total Admitted Assets
Countries rated NAIC 1:	(in thousands)
Country: Netherlands	$8,650.4	1.5%
Country: Japan	$8,583.3	1.5%
Countries rated NAIC 2:
Country: Italy	$1,000.4	0.2%

Countries rated NAIC 3: or below

10.	List the ten largest non-sovereign (i.e. non-governmental) foreign issues are as follows:

Issuer	NAIC Rating	Amount	% of Total Admitted Assets
		(in thousands)
MITSUBISHI UFJ FINANCIAL GROUP INC	1.G FE	3,488.0	0.6
ENEL FINANCE INTERNATIONAL NV	2.A FE	2,853.0	0.5
SUMITOMO MITSUI FINANCIAL GROUP INC	1.G FE	2,600.7	0.5
APTIV PLC / APTIV CORP	2.B FE	2,369.7	0.4
BPCE SA	2.A FE	2,077.0	0.4
SIEMENS FINANCIERINGSMAATSCHAPPIJ NV	1.E FE	1,997.8	0.4
EQUINOR ASA	1.D FE	1,991.3	0.4
SHELL INTERNATIONAL FINANCE BV	1.D FE	1,986.4	0.4
WESTPAC BANKING CORP	1.D FE	1,865.0	0.3
BANCO SANTANDER SA	1.F FE	1,830.8	0.3

11.	Assets held in Canadian investments are less than 2.5% of the Company’s reporting entity’s total admitted assets.

The following interrogatories are not applicable for the Company: numbers 7, 8, 9 covering unhedged foreign currency exposure; number 12 covering contractual sales restrictions; number 13 covering equity interests; number 14 covering non affiliated privately placed equities; number 15 covering general partnership interests; numbers 16 and 17 covering mortgage loans; number 18 covering real estate; number 19 covering investments held in mezzanine real estate loans; number 20 covering securities lending agreements and repurchase agreements; number 21 covering warrants, options, caps, and floors; number 22 covering collars, swaps, and forwards; number 23 covering futures contracts.

PART C

OTHER INFORMATION

Item 27.	EXHIBITS

(a)	Board of Directors Resolutions.

Resolutions of the Board of Directors of Equitable Financial Life and Annuity Company authorizing the establishment of the Registrant, filed herewith.

(b)	Custodial Agreements. Not applicable.

(c)	Underwriting Contracts.

(a)	General Agent Sales Agreement between The Equitable of Colorado, Inc. and AXA Network, LLC dated January 1, 2000, filed herewith.

(a)(i)	First Amendment dated February 15, 2008 to the General Agent Sales Agreement between AXA Life and Annuity Company (formerly The Equitable of Colorado, Inc.) and AXA Network, LLC, filed herewith.

(b)

Broker-Dealer and General Agent Sales Agreement by and among Equitable Distributors, LLC and Broker-Dealer and General Agent, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-272919) filed on September 15, 2023.

(c)	Services Agreement between AXA Equitable Life Insurance Company and AXA Life and Annuity Company dated August 1, 2008, filed herewith.

(d)	Contracts. (Including Riders and Endorsements)

(a)	Form of Endorsement Applicable to the Asset Transfer Program (ATP) (ICC12ATPACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(b)	Form of Endorsement Applicable to Credits (ICC12BONUSACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(c)	Form of Endorsement Applicable to Traditional IRA Contracts (ICC12IRA-ACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(d)	Form of Endorsement Applicable to Non-Qualified Contracts (ICC12NQ-ACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(e)	Form of Endorsement Applicable to ROTH IRA Contracts (ICC12ROTH-ACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(f)	Form of Data Pages – Parts A to E (ICC12ACC13DP-B) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(g)	Form of Data Pages – Parts A to E (ICC12ACC13DP-CP) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(h)	Form of Data Pages – Parts A to E (ICC12ACC13DP-L) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(i)	Form of Earnings Enhancement Benefit Optional Death Benefit Rider (ICC12EEBACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(j)

Form of “Greater of” Death Benefit Rider [I-Asset Allocation] Greater of Annual Rollup to Age [85] GMDB or Highest Anniversary Value to Age [85] GMDB (ICC12GMDBGRACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(k)

Form of Highest Anniversary Value Death Benefit Rider – Highest Anniversary Value to Age [85] GMDB (ICC12GMDBHAVACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(l)

Highest Anniversary Value Death Benefit Rider – Highest Anniversary Value to Age [85] GMDB (ICC12GMDBHAV-IBACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(m)

Guaranteed Minimum Income Benefit Rider [I-Asset Allocation] with Guaranteed Withdrawal Benefit for Life Conversion Benefit (ICC12GMIBACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(n)	Table of Guaranteed Annuity Payments (ICC12TGAP2) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(o)	Table of Guaranteed Annuity Payments (ICC12TGAP3) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

(p)

Form of Endorsement applicable to Termination of Guaranteed Minimum Death Benefits (Form No. 2012GMDB-BO-1), incorporated herein by reference to Exhibit 4(m)(m) to the Registration Statement (File No. 33-83750) on Form N-4 filed April 24, 2013.

(q)	Table of Guaranteed Annuity Payments (ICC12TGAP1A), incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-182903) filed on April 23, 2014.

(r)	Endorsement Applicable to Qualified Defined Benefit Plans (ICC14QP-DB1), incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-182795), filed on April 22, 2015.

(s)	Endorsement Applicable to Qualified Defined Benefit Plans (ICC14QP-DB1-G), incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-182795), filed on April 22, 2015.

(t)

Form of Guaranteed Minimum Income Benefit Rider (I-Asset Allocation) with Guaranteed Withdrawal Benefit for Life Conversion Benefit (ICC16GMIBACC13A) incorporated herein by reference to Registration Statement (File No. 333-182903) on October 7, 2016.

(u)	Table of Guaranteed Annuity Payments (ICC16TGAP1) incorporated herein by reference to Exhibit 4(b)(l) to the Registration Statement on Form N-4 (File No. 333-178750) filed on October 7, 2016.

(v)	Table of Guaranteed Annuity Payments (ICC16TGAP2) incorporated herein by reference to Exhibit 4(b)(m) to the Registration Statement on Form N-4 (File No. 333-178750) filed on October 7, 2016.

(w)	Table of Guaranteed Annuity Payments (ICC16TGAP3) incorporated herein by reference to Exhibit 4(b)(n) to the Registration Statement on Form N-4 (File No. 333-178750) filed on October 7, 2016.

(x)	Form of Data Pages - Table of Guaranteed Annuity Payments (ICC16TGAP3), incorporated herein by reference to Registration Statement (File No. 333-182903) on April 19, 2017.

(y)	Form of Data Pages - Table of Guaranteed Annuity Payments (ICC16TGAP2), incorporated herein by reference to Registration Statement (File No. 333-182903) on April 19, 2017.

(z)	Form of Data Pages - Table of Guaranteed Annuity Payments (ICC16TGAP1), incorporated herein by reference to Registration Statement (File No. 333-182903) on April 19, 2017.

(a)(a)	Form of Equitable Financial Life and Annuity Company Certificate of Assumption, filed herewith.

(e)	Applications.

	(a)	Form of Application for an Individual Annuity (ICC12 App 01 ACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

	(b)	Form of Application for an Individual Annuity (ICC12 App 02 ACC13) incorporated herein by reference to Registration Statement (File No. 333-182903) on November 27, 2012.

	(c)	Form of Accumulator Series B Application for an Individual Annuity (ICC17 App 01 ACC13A B), incorporated herein by reference to Registration Statement (File No. 333-182903) on April 19, 2017.

	(d)	Form of Accumulator Series B Application for an Individual Annuity (ICC17 App 02 ACC13A B), incorporated herein by reference to Registration Statement (File No. 333-182903) on April 19, 2017.

	(e)	Form of Accumulator Series CP Application for an Individual Annuity (ICC17 App 01 ACC13A CP), incorporated herein by reference to Registration Statement (File No. 333-182903) on April 19, 2017.

	(f)	Form of Accumulator Series CP Application for an Individual Annuity (ICC17 App 02 ACC13A CP), incorporated herein by reference to Registration Statement (File No. 333-182903) on April 19, 2017.

(f)	Depositor’s Certificate of Incorporation And By-Laws.

	(a)	Articles of Incorporation of AXA Life and Annuity Company, as amended December 12, 2019, filed herewith.

	(b)	By-Laws of Equitable Financial Life and Annuity Company, as amended June 15, 2020, filed herewith.

(g)	Reinsurance Contracts. Not Applicable.

(h)	Participation Agreements.

	(a)	Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable Life Insurance Company (“AXA Equitable”), AXA Distributors, LLC and AXA Advisors dated July 15, 2002 is incorporated herein by reference to Post-Effective Amendment No. 25 to the EQ Advisor’s Trust Registration Statement on Form N-1A (File No. 333-17217 and 811-07953), filed on February 7, 2003.

	(a)(i)	Amendment No. 1, dated May 2, 2003, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 28 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 10, 2004.

	(a)(ii)	Amendment No. 2, dated July 9, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

	(a)(iii)	Amendment No. 3, dated October 1, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

	(a)(iv)	Amendment No. 4, dated May 1, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 37 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 7, 2005.

	(a)(v)	Amendment No. 5, dated September 30, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 44 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 5, 2006.

	(a)(vi)	Amendment No. 6, dated August 1, 2006, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 51 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 2, 2007.

	(a)(vii)	Amendment No. 7, dated May 1, 2007, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 53 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 27, 2007.

	(a)(viii)	Amendment No. 8, dated January 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 56 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on December 27, 2007.

	(a)(ix)	Amendment No. 9, dated May 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 61 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 13, 2009.

	(a)(x)	Amendment No. 10, dated January 15, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 64 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on March 16, 2009.

	(a)(xi)	Amendment No. 11, dated May 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 67 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 15, 2009.

	(a)(xii)	Amendment No. 12, dated September 29, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 70 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on January 21, 2010.

	(a)(xiii)	Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

	(a)(xiv)	Amendment No. 14, dated December 15, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

	(a)(xv)	Amendment No. 15, dated June 7, 2011, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 84 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on August 17, 2011.

	(a)(b)(i)	Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

	(a)(b)(ii)	Amendment No. 1 dated as of June 4, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on October 1, 2013.

	(a)(b)(iii)	Amendment No. 2 dated as of October 21, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on October 1, 2013.

	(a)(b)(iv)	Amendment No. 3, dated as of April 4, 2014 (“Amendment No. 3”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

	(a)(b)(v)	Amendment No. 4, dated as of June 1, 2014 (“Amendment No. 4”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

	(a)(b)(vi)	Amendment No. 5, dated as of July 16, 2014 (“Amendment No. 5”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”) ”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on February 5, 2015.

	(a)(b)(vii)	Amendment No. 6, dated as of April 30, 2015 (“Amendment No. 6”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 17, 2015.

	(a)(b)(viii)	Amendment No. 7, dated as of December 21, 2015 (“Amendment No. 7”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on February 11, 2016.

	(a)(b)(vix)	Amendment No. 8, dated as of December 9, 2016 (“Amendment No. 8”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on January 31, 2017.

	(a)(b)(x)	Amendment No. 9 dated as of May 1, 2017 (“Amendment No. 9”) to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”) by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217), filed on April 28, 2017.

	(a)(b)(xi)	Amendment No. 10 dated as of November 1, 2017 (“Amendment No. 10”) to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”) by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217), filed on October 27, 2017.

	(a)(b)(xii)	Amendment No. 11 dated as of July 12, 2018 to the Second Amended and Restated Participation Agreement among EQ Advisor Trust, AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1a (File No. 333-17217) filed on July 31, 2018.

	(a)(b)(xiii)	Amendment No. 12 dated as of December 6, 2018 to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217), filed on April 26, 2019.

	(a)(b)(xiv)	Amendment No. 13 dated July 16, 2020 to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on January 19, 2021.

	(a)(b)(xv)	Amendment No. 14 dated February 1, 2021 to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on January 19, 2021.

	(a)(b)(xvi)	Amendment No. 15 dated February 26, 2021 to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 29, 2021.

	(a)(b)(xvii)	Amendment No. 16 dated July 22, 2021 to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on September 24, 2021.

	(a)(b)(xviii)	Amendment No. 17 dated January 13, 2022 to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 28, 2022.

	(b)	Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Pre-Effective Amendment No. 1 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on December 10, 2001.

	(b)(i)	Amendment No. 1, dated as of August 1, 2003 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 6 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 25, 2004.

	(b)(ii)	Amendment No. 2, dated as of May 1, 2006 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 16 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on June 1, 2006.

	(b)(iii)	Amendment No. 3, dated as of May 25, 2007 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 20 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 5, 2008.

	(b)(iv)	Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated as of May 23, 2012, incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on July 22, 2013.

	(b)(v)	Amendment No. 1 dated as of October 21, 2013, to the Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated as of May 23, 2012, incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

	(b)(vi)	Amendment No. 2, dated as of April 18, 2014 (“Amendment No. 2”) to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”) by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

	(b)(vii)	Amendment No. 3, dated as of July 8, 2014 (“Amendment No. 3”) to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”) by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

	(b)(viii)	Amendment No. 4, dated as of December 10, 2014 (“Amendment No. 4”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

	(b)(vix)	Amendment No. 5, dated as of September 26, 2015 (“Amendment No. 5”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form 485 (b) (File No. 333-70754) filed on April 26, 2016.

	(b)(x)	Amendment No. 6 dated July 19, 2018 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among AXA Premier VIP Trust, AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-14 (File No. 333-254204) filed on March 12, 2021.

	(b)(xi)	Amendment No. 7 dated July 16, 2020 to the Amended and Restated Participation Agreement dated as of May 23, 2012, as amended by and among EQ Premier VIP Trust, Equitable Financial Life Insurance Company, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-14 (File No. 333-254204) filed on March 12, 2021.

(i)	Administrative Contracts. Not applicable.

(j)	Other Material Contracts. Not applicable.

(k)	Legal Opinion.

Opinion and Consent of Counsel, filed herewith.

(l)	Other Opinions.

(a)	Consent of PricewaterhouseCoopers LLP, filed herewith.

(b)	Powers of Attorney, filed herewith.

(m)	Omitted Financial Statements. Not applicable.

(n)	Initial Capital Agreements. Not applicable.

(o)	Form of Initial Summary Prospectus

(a)	Accumulator® Series 13A Form of Initial Summary Prospectus dated October 17, 2023, filed herewith.

(b)	Accumulator® Series 13.0 Form of Initial Summary Prospectus dated October 17, 2023, filed herewith.

101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

ITEM 28. DIRECTORS AND OFFICERS OF THE DEPOSITOR

* The business address for all officers and directors of the Depositor is 8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH THE DEPOSITOR
DIRECTORS

David Karr 1290 Avenue of the Americas New York, NY 10104	Director

Nicholas B. Lane 1290 Avenue of the Americas New York, NY 10104	Director

Meredith Ratajczak 8501 IBM Drive Charlotte, NC 28262	Director

Robin M. Raju 1290 Avenue of the Americas New York, NY 10104	Director

Yun “Julia” Zhang 1290 Avenue of the Americas New York, NY 10104	Director

PRINCIPAL OFFICERS

*Nicholas B. Lane	President and Chief Executive Officer

*William Eckert	Executive Vice President, Chief Accounting Officer and Controller

*Yun (“Julia”) Zhang	Executive Vice President, Chief Financial Officer and Treasurer

OTHER OFFICERS

*Robin M. Raju	Chairman of the Board

*José R. González	Executive Vice President and General Counsel

*Meredith Ratajczak	Senior Vice President and Chief Actuary

*Aaron Sarfatti	Senior Vice President and Chief Risk Officer

*Stephanie Withers	Senior Vice President and Chief Auditor

*Glen Gardner	Vice President and Chief Investment Officer

*Gina Jones	Vice President and Financial Crime Officer

*Ralph E. Browning, II	Assistant Vice President and Chief Privacy Officer

*Michael Brudoley	Secretary

Item 29.	Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

Separate Account No. 49B (the “Separate Account”) is a separate account of Equitable Financial Life and Annuity Company. Equitable Financial Life and Annuity Company, a Colorado stock life insurance company, is an indirect wholly owned subsidiary of Equitable Holdings, Inc. (the “Holding Company”).

Set forth below is the subsidiary chart for the Holding Company:

Equitable Holdings, Inc. - Subsidiary Organization Chart: Q2-2023 is incorporated herein by reference to Registration Statement (File No. 333-272919) on Form N-4 filed August 11, 2023.

Item 30.	Indemnification

(a)	Indemnification of Directors and Officers

The By-Laws of Equitable Financial Life and Annuity Company (the “Company”) provide, in Article VII, as follows:

7.1	Indemnification of Directors, Officers, Employees and Incorporators. (a) To the extent permitted by the law of the State of Colorado and subject to all applicable requirements thereof:

(a)

any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, is or was a director, officer, employee or incorporator of the Company shall be indemnified by the Company;

(b)

any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

(c)	the related expenses of any such person in any of said categories may be advanced by the Company.

The directors and officers of the Company are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Endurance Specialty Insurance Company, U.S. Specialty Insurance, ACE, Chubb Insurance Company, AXIS Insurance Company, Zurich Insurance Company, AWAC (Allied World Assurance Company, Ltd.), Aspen Bermuda XS, CNA, AIG, One Beacon, Nationwide, Berkley, Berkshire, SOMPO, Chubb, Markel and ARGO RE Ltd. The annual limit on such policies is $300 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

(b)	Indemnification of Principal Underwriters

To the extent permitted by law of the State of Colorado and subject to all applicable requirements thereof, Equitable Distributors, LLC and Equitable Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of Equitable Distributors, LLC and Equitable Advisors, LLC.

(c)	Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. PRINCIPAL UNDERWRITERS

(a) Equitable Advisors, LLC and Equitable Distributors, LLC are the principal underwriters for Separate Accounts 49, 70, A, FP, I and 45 of Equitable Financial, Separate Account 49B of Equitable Colorado, EQ Advisors Trust, and of Equitable America Variable Accounts A, K, L, AA and 70A. In addition, Equitable Advisors is the principal underwriter of Equitable Financial’s Separate Account 301.

(b) Set forth below is certain information regarding the directors and principal officers of Equitable Advisors, LLC and Equitable Distributors, LLC.

(i)	EQUITABLE ADVISORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*David Karr	Director, Chairman of the Board and Chief Executive Officer

*Nicholas B. Lane	Director

*Frank Massa	Director and President

*Aaron Sarfatti	Director

*Jessica Baehr	Director

*Ralph E. Browning, II	Chief Privacy Officer

*Mary Jean Bonadonna	Chief Risk Officer

*Patricia Boylan	Broker Dealer Chief Compliance Officer

*Yun (“Julia”) Zhang	Director, Senior Vice President and Treasurer

*Nia Dalley	Vice President and Chief Conflicts Officer

*Brett Esselburn	Vice President, Investment Sales and Financial Planning

*Gina Jones	Vice President and Financial Crime Officer

*Page Pennell	Vice President

*Sean Donovan	Assistant Vice President

*Alan Gradzki	Assistant Vice President

*Janie Smith	Assistant Vice President

*James Mellin	Chief Sales Officer

*Candace Scappator	Assistant Vice President, Controller and Principal Financial Officer

*Prabha (“Mary”) Ng	Chief Information Security Officer

*Alfred Ayensu-Ghartey	Vice President

*Joshua Katz	Vice President

*Christopher LaRussa	Investment Advisor Chief Compliance Officer

*Christian Cannon	Vice President and General Counsel

*Samuel Schwartz	Vice President

*Dennis Sullivan	Vice President

*Michael Cole	Vice President and Assistant Treasurer

*Constance (Connie) Weaver	Vice President

*Tony Richardson	Principal Operations Officer

*Michael Brudoley	Secretary

*Christine Medy	Assistant Secretary

*Francesca Divone	Assistant Secretary

(ii) EQUITABLE DISTRIBUTORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*Nicholas B. Lane	Director, Chairman of the Board, President and Chief Executive Officer

*Jessica Baehr	Director, Executive Vice President and Head of Group Retirement

*Hector Martinez	Director, Executive Vice President and Head of Life Business

*Eric Brown	Senior Vice President

*James Crimmins	Senior Vice President

*James Daniello	Senior Vice President

*Michael B. Healy	Senior Vice President

*Patrick Ferris	Senior Vice President

*Brett Ford	Senior Vice President

*Bernard Heffernon	Senior Vice President

*David Kahal	Senior Vice President

*Fred Makonnen	Senior Vice President

*Matthew Schirripa	Senior Vice President

*David Veale	Senior Vice President

*Arielle D’ Auguste	Vice President and General Counsel

*Alfred D’Urso	Vice President and Chief Compliance Officer

*Mark Teitelbaum	Senior Vice President

*Candace Scappator	Vice President, Chief Financial Officer, Principal Financial Officer and Principal Operations Officer

*Gina Jones	Vice President and Financial Crime Officer

*Yun (“Julia”) Zhang	Senior Vice President and Treasurer

*Francesca Divone	Secretary

*Richard Frink	Senior Vice President

*Michael J. Gass	Vice President

*Kathi Gopie	Vice President

*Timothy Jaeger	Vice President

*Jeremy Kachejian	Vice President

*Laird Johnson	Vice President

*Enrico Mossa	Assistant Vice President

*James C. Pazareskis	Assistant Vice President

*Caitlin Schirripa	Assistant Vice President

*Samuel Schwartz	Vice President

*Greg Seavey	Vice President

*Michael Cole	Assistant Treasurer

*Stephen Scanlon	Director, Executive Vice President and Head of Individual Retirement

*Prabha (“Mary”) Ng	Senior Vice President and Chief Information Security Officer

*Michael Brudoley	Assistant Secretary

*Christine Medy	Assistant Secretary

* Principal Business Address: 1290 Avenue of the Americas NY, NY 10140

(c)

Name of Principal Underwriter	Net Underwriting Discounts	Compensation on Redemption	Brokerage Commission	Other Compensation
Equitable Advisors, LLC	N/A	$0	$0	$0
Equitable Distributors, LLC	N/A	$0	$0	$0

C-8

Item 32.	Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by Equitable Financial Life and Annuity Company at 8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333. The policies files are kept at Access Corp., 9510 Rodney Street, Pineville, NC 28134 and Record Storage Systems, 14620 Carowinds Boulevard, Charlotte, NC 28273.

Item 33.	Management Services

Not applicable.

Item 34.	Fee Representation

The Depositor represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor under the respective contracts.

The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 17th day October, 2023.

SEPARATE ACCOUNT NO. 49B
(Registrant)

Equitable Financial Life and Annuity Company
(Depositor)

By:	/s/ Alfred Ayensu-Ghartey
Alfred Ayensu-Ghartey
Vice President and Associate General Counsel

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Nicholas B. Lane	Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Yun (“Julia”) Zhang	Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*William Eckert	Chief Accounting Officer

*DIRECTORS:

David Karr	Robin M. Raju	Yun (“Julia”) Zhang
Nicholas B. Lane	Meredith Ratajczak

*By:	/s/ Alfred Ayensu-Ghartey
Alfred Ayensu-Ghartey
Attorney-in-Fact
October 17, 2023